ights + Innovations = Opportunities


08043043

Annual Report


Bank of America
Bank of Opportunity™



Associates from across our corporation, many pictured throughout this report, are the source of our insights and innovations.

About Bank of America Corporation

Bank of America Corporation (NYSE: BAC) is a publicly traded company headquartered in Charlotte, NC, that operates throughout the United States and in more than 30 foreign countries. The corporation provides a diverse range of banking and nonbanking financial services and products domestically and internationally through three business segments: Global Consumer & Small Business Banking, Global Corporate & Investment Banking and Global Wealth & Investment Management. Bank of America is now a member of the Dow Jones Industrial Average.

Financial Highlights

(Dollars in millions, except per share information)

For the year	2007	2006
Revenue*	**$68,068**	$73,804
Net income	**14,982**	21,133
Earnings per common share	**3.35**	4.66
Diluted earnings per common share	**3.30**	4.59
Dividends paid per common share	**2.40**	2.12
Return on average assets	**0.94%**	1.44%
Return on average common shareholders' equity	**11.08%**	16.27%
Efficiency ratio*	**54.37%**	48.23%
Average diluted common shares issued and outstanding (in millions)	**4,480**	4,596

At year end	2007	2006
Total assets	**$1,715,746**	$1,459,737
Total loans and leases	**876,344**	706,490
Total deposits	**805,177**	693,497
Total shareholders' equity	**146,803**	135,272
Book value per common share	**32.09**	29.70
Market price per share of common stock	**41.26**	53.39
Common shares issued and outstanding (in millions)	**4,438**	4,458

*Fully taxable-equivalent basis
**All Other includes Equity Investments businesses, Asset and Liability Management process (including gains on sales of debt securities), funds transfer pricing allocation methodologies, merger and restructuring charges, the securitization offset to present our Global Consumer & Small Business Banking business on a managed basis and intersegment eliminations. For additional details, please refer to the All Other discussion in the Management Discussion and Analysis.


Revenue*
(in millions)
$47,682
70%
$13,417
20%
$7,923
11%
($954)
(1%)
Global Consumer & Small Business Banking
Global Corporate & Investment Banking
Global Wealth & Investment Management
All Other**


Net Income
(in millions)
$9,430
63%
$538
4%
$2,095
14%
$2,919
19%
Global Consumer & Small Business Banking
Global Corporate & Investment Banking
Global Wealth & Investment Management
All Other**

Total Cumulative Shareholder Return***


$200
$175
$150
$125
$100
2002
2003
2004
2005
2006
2007
Bank of America Corporation
S & P 500 CM BANK INDUSTRY
S & P 500 COMP-LTD

5-Year Stock Performance


$60
$50
$40
$30
0

	2003	2004	2005	2006	2007
High	$41.77	$47.44	$47.08	$54.90	$54.05
Low	32.82	38.96	41.57	43.09	41.10
▲ Close	40.22	46.99	46.15	53.39	41.26

***The graph compares the yearly change in the Corporation's cumulative total stockholders' return on its common stock with (i) Standard & Poor's 500 Index and (ii) Standard & Poor's 500 Commercial Banks Index for the years 2003 through 2007. The graph assumes an initial investment of $100 at the end of 2002 and the reinvestment of all dividends during the years indicated.

Our Lines of Business

Global Consumer & Small Business Banking

Global Consumer & Small Business Banking has approximately 59 million consumer and small business relationships. We serve consumers through checking, savings, credit and debit cards, home equity lending and mortgages. We serve mass-market small businesses with capital, credit, deposit and payment services.

BUSINESSES
Deposits
Card Services
Consumer Real Estate

Revenue* *(in millions)*



$17,577
$25,533
$3,679
$893
Deposits
Card Services
Consumer Real Estate
ALM†/Other

Net Income *(in millions)*



$5,227
$3,712
$371
$120
Deposits
Card Services
Consumer Real Estate
ALM†/Other

Global Corporate & Investment Banking

Global Corporate & Investment Banking provides comprehensive financial solutions to clients ranging from companies with $2.5 million in revenues to large multinational corporations, governments, financial sponsors, institutional investors and hedge funds.

BUSINESSES
Business Lending
Capital Markets & Advisory Services
Treasury Services

Revenue* *(in millions)*



$6,172
$303
$7,139
($197)
Business Lending
Capital Markets & Advisory Services
Treasury Services
ALM†/Other

Net Income *(in millions)*



$2,121
$2,065
($286)
($3,362)
Business Lending
Capital Markets & Advisory Services
Treasury Services
ALM†/Other

Global Wealth & Investment Management

Global Wealth & Investment Management provides a wide offering of customized banking and investment services for individual and institutional clients.

BUSINESSES
U.S. Trust, Bank of America Private Wealth Management
Columbia Management
Premier Banking & Investments™

Revenue* *(in millions)*



$2,319
$1,506
$3,751
$347
U.S. Trust, Bank of America Private Wealth Management
Columbia Management
Premier Banking & Investments
ALM†/Other

Net Income *(in millions)*



$467
$196
$1,275
$157
U.S. Trust, Bank of America Private Wealth Management
Columbia Management
Premier Banking & Investments
ALM†/Other

*Fully taxable-equivalent basis
†ALM=Asset and Liability Management

TO OUR SHAREHOLDERS

2007 was a disappointing year for our company. While our financial performance was very strong in the first half of the year, results in the second half were severely depressed by rising credit costs and the impact of the unprecedented turbulence in the financial markets.

Despite the short-term fallout from the so-called credit crunch, I remain confident and optimistic about our competitive position and our ability to generate attractive financial results in the future. Our long-term growth strategy is working and has not changed: We are using market insight to drive innovation that creates opportunity and value for our customers and shareholders.

Our earnings power from our core business activities is strong and growing. We are bringing innovative new products to market, taking market share and expanding customer relationships across the company. We plan to invest more in growth initiatives in 2008 than we did in 2007. And we have taken steps to build up our capital strength and liquidity, enhancing our ability to be opportunistic in the future.

This was the first down year our company has suffered during my time as chief executive officer. And although I take comfort in the fact that our diversity of income, tremendous scale and efficiency will help us weather this storm better than most, it has still been a difficult time for our company.

While the credit crunch and housing market recession in the United States have hit the entire industry hard, we offer no excuses for our performance. We escaped direct losses from subprime lending, which we had exited years ago. But we did experience large writedowns in the value of structured products backed by such loans, and our trading results were poor.

As these issues became apparent, we moved decisively to mitigate our losses and reposition our businesses for growth. In October, we launched a strategic review of our capital markets business, the results of which I discuss below.

In my career, I have not experienced a business cycle in which size, scale, revenue diversity and the ability to execute have been more important. Each of these attributes is a strength of our company. Each will play a role in determining the winners in our industry. And we are leveraging each of these strengths to our greatest advantage.

I will review some of the ways we are pursuing our vision for Bank of America in this letter, and you can read in more detail about our work in the articles that follow. First, I'd like to review our financial results and the market developments that affected our performance so profoundly.

A challenging year. The story of the 2007 subprime mortgage meltdown and credit crunch is well documented, so I won't recount it in great detail here. Suffice it to say that over the past several years, a combination of low interest rates (which helped to create excess liquidity), looser home loan underwriting standards at many mortgage origination companies, the rapid growth of innovative and complex financial instruments in the capital markets, and ratings methodologies that often, with hindsight, did not reflect the true risks embedded in these securities led to rapid price inflation in U.S. housing — a bubble that had to burst.



KENNETH D. LEWIS,
CHAIRMAN, CHIEF EXECUTIVE
OFFICER AND PRESIDENT

ability to execute

"Our core businesses continue to execute their growth strategies in the marketplace with precision and discipline."

Many of us had known for some time that these accelerating trends were unsustainable over the long term. We took several steps in late 2006 and the first half of 2007 to adjust our business to evolving market trends. But what we didn't know was how and when the cycle would turn fully, and how the market adjustments would play out.

Now we know — the failure of several large hedge funds in July caused the credit markets to seize up completely in August. All market participants were impacted at the same time, and every deal was caught, as investors struggled to price risk in the market. Late in the year, ratings agencies aggressively downgraded mortgage-backed securities that had been rated AAA, which contributed to the large asset writedowns and financial losses across the industry in the fourth quarter.

A LEADING MOBILE BANK, with more than 600,000 active Mobile Banking users.

Two areas that hit banks hardest were collateralized debt obligations, or CDOs, and structured investment vehicles, or SIVs. Both are financial instruments — asset-backed borrowings in the simplest view — that banks and investors have used to fund the mortgage markets. At Bank of America, our exposure in CDOs was significant. Writedowns of the value of these securities reached $5.6 billion, which was one major cause of our weak fourth-quarter performance. Our losses in SIVs, by comparison, were relatively small.

The other major cause was the continued rise in credit costs, which drove rapidly expanding provision expense — money we set aside to cover loan losses — as consumer credit quality has fallen from historically high levels to more normal levels, affecting most market segments.

These factors were evident in our financial results for the year.

In 2007, Bank of America earned $15.0 billion, down from $21.1 billion in 2006. Earnings per diluted share fell to $3.30 from $4.59; revenue fell to $68.1 billion from $73.8 billion; and return on common shareholders' equity fell to 11.08 percent from 16.27 percent. Our efficiency ratio, which had been in our target range (under 50 percent) for the past two years, rose to 54.37 percent. Provision expense rose 67 percent to $8.4 billion from $5.0 billion, as nonperforming loans and leases and net charge-offs rose to 0.64 percent and 0.84 percent of total loans and leases, respectively.

The good news is that our core businesses continue to execute their growth strategies in the marketplace with precision and discipline. In Global Consumer & Small Business Banking, revenue rose 6 percent for the year, and noninterest income rose 13 percent. We added more than two million net new retail checking accounts for the second year in a row, opened nearly 14 million new Card Services accounts, became a leading direct-to-consumer mortgage and home equity originator and extended our leadership in the online banking and bill-pay business to lead the industry in mobile banking, with more than 600,000 active new accounts.

In Global Wealth & Investment Management, revenue was up 8 percent for the year, as record brokerage income and a 26 percent increase in asset management fees produced a 10 percent rise in noninterest income. In Premier Banking & Investments (PB&I), revenue rose 9 percent on 22 percent growth in investment and brokerage services and 19 percent growth in fee-based assets.

In Global Corporate & Investment Banking, net revenue from Business Lending rose 10 percent and average loans and leases rose 14 percent, demonstrating that we are making progress in deepening relationships with our commercial and corporate clients.

It was our company's diverse earnings mix that enabled us to remain profitable despite extremely challenging conditions. And it is our continued profitability, liquidity and balance sheet strength that have


Revenue
(in billions, fully taxable-equivalent basis)
$58.0
$73.8
$68.1
'05
'06
'07


Net Income
(in billions)
$16.5
$21.1
$15.0
'05
'06
'07

enabled us to sustain our dividend at a time when others have not. Overall, 2007 was our 30th consecutive year of raising our quarterly dividend, which increased by 14 percent to $0.64 per share. Over that time, our dividend has increased at a compound annual rate of 13 percent.

To bolster our capital ratios in the first quarter of 2008, we raised almost $13 billion in two preferred stock offerings, and could have raised twice as much, demonstrating investors' confidence in our company. Bank of America will continue to be characterized by strong cash flow and attractive returns for shareholders, tremendous liquidity and a fortress balance sheet. And we are still focused on achieving our long-term financial goals, including 6 to 9 percent revenue growth, 2 to 4 percentage points in operating leverage and 10 percent average annual earnings-per-share growth.

Strategies for growth. Our job in 2008 is to manage through the current economic storm and use our advantages — size, scale, revenue diversity, innovation, integration and execution — to position the bank for rapid growth when the storm abates. Here are some highlights of plans and progress in our three major business lines.

Global Consumer & Small Business Banking (GCSBB)

I believe there are three keys to building a winning franchise in retail financial services: convenience, innovation and service quality.

Convenience is a well-known strength of Bank of America. No company is more ubiquitous — we have by far the largest network of banking centers and ATMs in the United States, and we are No. 1 in telephone banking, online banking and bill-pay as well. Our products are also very easy for customers to use. For example, our online bill-pay product won the Webby People's Voice Award for the second year in a row based on voting by the public, and Bank of America was named twice on IndexCreditCards.com's list of top 10 consumer-friendly credit cards.

Innovation has become a great strength of our company, in part because of the huge customer base that we serve. With more than 3,000 customer transactions per second, we know a lot about customers' needs and preferences. We invest in the analytical work that turns that knowledge into actionable insight, which, in turn, helps us create new and better products and services that are attractive and meaningful to our customers.

Examples from recent years have been Keep the Change®, free SafeSend® and $0 Online Equity Trades. In 2007, we continued to introduce new products with the launch of No Fee Mortgage PLUS (which eliminates most fees on conforming mortgages), Mobile Banking (which enables customers to bank with their cell phones), new Risk Free CD products (which include high fixed rates and penalty-free withdrawals) and the new BankAmericard™ (which offers more rewards points, no points limits and the most flexible rewards options in the industry).

Service quality and customer satisfaction, of course, are critical. I wrote last year that after several years of consistent gains in customer satisfaction, we had reached a plateau in many of our businesses, and that each business was laying new plans to push scores even higher. Overall scores in GCSBB faced some headwinds from the expansion of our card business — customer satisfaction in the card industry tends

"We believe the best companies have the skills, knowledge, resources and will to pursue multiple paths to growth."

to be somewhat lower than in retail banking — but scores have shown a positive trend since last March. Banking center scores finished the year at an all-time high, and overall consumer problem incidence rates from July through the end of the year were down 13 percent.

In retail financial services, the result of a customer experience marked by convenience, innovation and service quality is customer loyalty. Loyalty leads to a growing customer base and expanded relationships with existing customers — just the right recipe for the organic growth that will drive our company forward in 2008 and beyond.

Global Wealth & Investment Management (GWIM)

In many respects, Global Wealth & Investment Management is one of our greatest opportunities for growth. This business includes Premier Banking & Investments (PB&I), which serves affluent clients through Premier Banking and Banc of America Investment Services, Inc., our brokerage; U.S. Trust, Bank of America Private Wealth Management, which serves high-net-worth clients; and Columbia Management, our asset management team. In each of these groups, associates' top priority is client relationship expansion — by working with teammates throughout GWIM and across the company.

A LEADING PRIVATE BANK, with more than $225 billion in assets under management.

Premier Banking serves about 850,000 clients — although more than seven million Bank of America customers or households qualify for this higher level of service. One of the most important investments we are making is to grow our distribution and service capabilities so that we can continue to move qualifying customers from the mass consumer segment into PB&I.

A key measure of success in serving affluent clients is whether they choose to bring us their investing business. At the end of 2007, about one-third of our Premier Banking clients had investment accounts with us. That number grew at an annual rate of 14 percent in 2007, while client balances have grown at a rate of 11 percent and self-directed brokerage assets were up 20 percent.

One of our best opportunities to expand these relationships is retirement. The demographics are compelling: The first of the 78 million baby boomers turn 62 in 2008, and the over-69 population will increase by 55 percent by 2030. This is where the money is: $15.1 trillion in total assets and an annual profit pool of about $35 billion. We are building our team to take advantage of this opportunity.

The biggest news in our private banking business in 2007 was the acquisition of U.S. Trust Corporation. This acquisition creates the nation's pre-eminent wealth management provider, U.S. Trust, Bank of America Private Wealth Management. The group manages more than $225 billion in assets through offices in 32 states, and we've been expanding the team in selected cities to better serve a growing client base. The opportunity here is large. While the group currently serves about 130,000 wealthy clients, this number represents fewer than half of the more than 300,000 wealthy families in the Bank of America footprint.

Columbia Management's $440 billion in assets under management supported the continued growth of GWIM's total assets under management to more than $640 billion, and the group was recognized with five Lipper Awards for its mutual funds' performance. Columbia's investment performance contributed to our company's growing brand as a strong player in the wealth management industry and lent momentum to the market share gains we made across our client segments.

Global Corporate & Investment Banking (GCIB)

Early this year, we announced the results of a strategic review of our investment banking business. This study was conducted to determine the right mix of capabilities that will enable us to most effectively serve

Dividends Paid Per Common Share


$1.90
$2.12
$2.40
'05
'06
'07

Earnings Per Common Share

(diluted)


$4.04
$4.59
$3.30
'05
'06
'07

our commercial, corporate and institutional clients, and provide shareholders with the best returns.

We are aggressively implementing the recommendations of that study. Here are the highlights:

- We will continue to serve corporate, commercial and financial-sponsor clients with debt and equity capital-raising services, strategic advice and a full range of corporate banking services.
- We will focus investment banking and global markets coverage on areas of strength, leading to reduced activity in some structured products and refocusing of our international platform on debt, cash management and trading, including rates and foreign exchange.
- We made a decision to exit the equity prime brokerage business, which provides investment banking services to hedge funds.

Our goal has always been to be the primary financial and strategic partner to our clients. That continues to be our goal today. Simply put, this business is important to us because we know it's important to our clients. The changes outlined above will enable us to grow the business profitably and will make us a leaner and tougher competitor where we know we have the advantages necessary to win.

Even before the capital markets meltdown in the second half of the year, our team in GCIB was reorganizing to better serve clients. One important step was to consolidate accountability within Global Commercial Banking for all aspects of client relationship management, including client revenue and profitability. At the same time, we consolidated credit and treasury management product delivery in a new team called Global Product Solutions.

Client satisfaction scores in GCIB have been rising consistently — up a total of 25 percent over the past three years. We believe the combination of meaningful organizational change with the results of the strategic review will put this business — which continues to take market share — back on the right track for growth.

Other paths to growth. As I've written here before, we believe the best companies have the skills, knowledge, resources and will to pursue multiple paths to growth. Each of the activities I've highlighted below represents a key part of our overall strategy for growth — by expanding the franchise, investing in a fast-growing economic sector, claiming a leadership role in a key product category or helping to strengthen the communities in which we do business.

Acquisitions

Our acquisition of LaSalle, which closed last October, brings our company several immediate advantages. We now hold leading market positions in both Chicago and Detroit, the third and 10th largest metropolitan statistical areas (MSAs) in the United States, respectively. We can greatly expand on the range of services available to our new consumer and commercial customers in these markets. Greatly heightened visibility in these markets also creates opportunities for our wealth management business.

Our acquisition strategy over the past several years has been tightly focused on the markets that, according to extensive research, have the greatest potential to produce growth for our company in the coming years. We have methodically built leading positions in the most important wealth and growth markets, cornerstone products and key distribution areas to drive the company's future growth.

"One of the most important ways we apply knowledge, insight and innovation is through the work we do to strengthen our communities."

These include our acquisitions of FleetBoston (2004), MBNA (2006), U.S. Trust (2007), LaSalle (2007) and, later this year, Countrywide.

Countrywide Financial Corporation

In January, we agreed to acquire Countrywide Financial Corporation, a transaction we anticipate will close early in the third quarter of this year. This transaction will make Bank of America the nation's leading mortgage lender and loan servicer, adding another key asset to what has become a long list of financial products and services in which we hold a lead market position.

I've had a lot of people ask me why we chose to do this now. My answer is that now is the time — the price is right, and the deep due diligence we performed confirmed our belief that there is great long-term value embedded in Countrywide's business. Countrywide has excellent technology, a huge distribution network and extremely talented associates who will help us build the best mortgage business in the country. The mortgage sector is weak today, but I'm confident that home ownership in America is a market we'll be happy to lead over the long term.

Financing the "green economy"

Earlier this year, our company announced a 10-year, $20 billion initiative to support the growth of environmentally sustainable business activity. Much of this initiative involves efforts to reduce the environmental impact of our own operations and to build "green partnerships" with environmental groups, government agencies and our friends in the business community.

A LEADING GREEN BANK, with a $20 billion initiative to promote sustainable development.

What I am most excited about, though, is that the emerging and fast-growing green economy has the potential to drive future growth for our company. Fifty years from now, it's likely that many of our current technologies will be obsolete, replaced by innovations that provide for greater sustainability. We are working with clients in existing and emerging industries to finance these new technologies, and the vast majority of our $20 billion goal is dedicated to this activity.

We believe the United States should be at the forefront of this economic change, building the new industries that will lead the world to a cleaner, greener and more prosperous future. There is huge economic opportunity embedded in this shift, and Bank of America will benefit greatly from our decision to lead.

Strong communities, strong markets

One of the most important ways we apply knowledge, insight and innovation to grow the company is through the work we do to strengthen our communities.

Through our Neighborhood Excellence Initiative™ (NEI), part of the Bank of America Charitable Foundation's 10-year, $1.5 billion goal for giving, we are creating a new approach to corporate philanthropy, including a focus on local priorities, funding flexibility and leadership development. Our associates also showed their leadership in community support, as the bank matched more than $20 million in 2007 in volunteer grants and associate gifts. The Foundation in 2007 again donated more than $200 million overall.

We are excited about opportunities in 2008 to extend our philanthropic model into new markets in Illinois and Michigan, to sustain LaSalle's generous level of giving, and to expand our community development work as we continue ahead of schedule on our 10-year, $750 billion community development goal. We

Total Loans and Leases

(at year end, in billions)


$573.8
$706.5
$876.3
'05
'06
'07

Total Deposits

(at year end, in billions)


$634.7
$693.5
$805.2
'05
'06
'07

view all these activities as the best examples of "doing well by doing good" — raising our visibility, building our brand, cultivating relationships and strengthening the neighborhoods on whose prosperity our success depends.

Looking toward the future. A leader who has been central to our success for 38 years retired in 2007 — Gene Taylor, who served most recently as president of GCIB. Gene has been one of our most valuable contributors, taking on every challenge we have thrown at him, from assimilating acquisitions to running multiple lines of business. His unwavering eye on the client and his ability to bring out the best in his teammates have inspired many of us over the years. We will miss him.

Our new head of GCIB is Brian Moynihan. Brian brings broad experience to the role, including his successful work building our wealth management business over the past three years. Moving into the leadership role in GWIM is Keith Banks, who previously served as president and chief investment officer of Columbia Management. Keith brings deep knowledge of the industry and a direct leadership style that will help us accelerate our growth in this important sector.

We have one change on our board of directors this year: Steven Jones, dean of the Kenan-Flagler School of Business at the University of North Carolina at Chapel Hill, has decided not to stand for re-election this year. Steve has provided valuable insights and counsel in his time on the board, and we appreciate his service.

2007 was a tough year for our company. That fact, however, in no way diminishes my commitment to our business model and strategy or my confidence in our future performance. I continue to believe that by offering our customers unmatched convenience and expertise, high service quality, innovative products and services and a variety of financial solutions delivered as a single relationship, we will continue to cultivate loyal customers, and Bank of America will continue to grow.

In closing, I would like to thank our customers and clients for your ongoing confidence in our ability to serve your needs; our associates, for your hard work and dedication to creating opportunity; our shareholders, for continuing to believe in our vision for growth; and our directors, for your wisdom and guidance through a very challenging year.

I am looking forward to the remainder of 2008 and to our long-term future with confidence and optimism. As always, I welcome your thoughts and suggestions.

Kenneth D. Lewis
Chairman, Chief Executive Officer and President
March 17, 2008







[LEFT TO RIGHT]

JOE L. PRICE, CHIEF FINANCIAL OFFICER

AMY WOODS BRINKLEY, CHIEF RISK OFFICER

GREGORY L. CURL, VICE CHAIRMAN OF CORPORATE DEVELOPMENT

Insights + Innovations = Opportunities

Scale matters

Our franchise is unmatched in size and scope. It spans 32 states, the District of Columbia and more than 30 foreign countries. In the United States, it includes more than 6,100 banking centers, more than 18,500 ATMs and peerless e-banking services. This powerful distribution network lets us deploy products and services efficiently and build our business organically by bringing customers the advantages of our scale: greater convenience and an unparalleled range of products.







[LEFT TO RIGHT]

BARBARA J. DESOER, GLOBAL TECHNOLOGY & OPERATIONS EXECUTIVE

LIAM E. McGEE, PRESIDENT, GLOBAL CONSUMER & SMALL BUSINESS BANKING

BRUCE L. HAMMONDS, PRESIDENT, BANK OF AMERICA CARD SERVICES

Insights + Innovations = Opportunities

Innovations that work

Serving an unequalled base of customers and clients helps us develop market insights that drive **industry-leading innovations.** Our new No Fee Mortgage PLUS, for example, helped us build our mortgage lending in a year when the overall mortgage market declined. And our pioneering ideas go beyond our products. In 2007, we financed innovations in environmentally sustainable development, in our communities and in the arts, as well as in our businesses.







[LEFT TO RIGHT]

BRIAN T. MOYNIHAN, PRESIDENT, GLOBAL CORPORATE & INVESTMENT BANKING

KEITH T. BANKS, PRESIDENT, GLOBAL WEALTH & INVESTMENT MANAGEMENT

J. STEELE ALPHIN, CHIEF ADMINISTRATIVE OFFICER

Insights + Innovations = Opportunities

Deeper relationships

We recognize the importance of building trust and increasing our value over time. Whether working with a consumer, a small business or a global corporation, Bank of America looks to create relationships of depth and longevity supported by our broad product portfolio. By pairing our investment and commercial bankers, for example, we create deep relationships with midsize companies by serving their financial needs while we help them reach their strategic objectives.



Insights

- We listened to more than 6,000 customers who told us they were excited about buying a home but apprehensive about financing.
- Customers also told us they wanted to deal directly with a bank they knew and trusted, particularly in uncertain economic times.

Innovations

- We used our pricing and distribution power to pass on lower costs to our customers, redefining the mortgage product and sales process.
- Bank of America services the mortgages that it sells, offering greater value and a consistent customer experience.

Opportunities

- By balancing risk and opportunity, we cemented our position as a leading direct-to-consumer mortgage lender in the United States.
- No-Fee Mortage PLUS customers stay with us longer, purchase more products from us and are more profitable long-term customers.



A MORTGAGE WITHOUT THE WORRIES

FOR FIRST-TIME HOME BUYERS, THE RIGHT MORTGAGE FROM THE RIGHT LENDER IS KEY TO GREATER PEACE OF MIND.

Dr. Victor Tovar and Dr. Elizabeth Gressle-Tovar know a little something about listening. Victor is a medical resident at the University of Kentucky. His wife, Elizabeth, a family nurse practitioner, is also a Ph.D. who teaches at the College of Nursing. They both work long hours, mainly listening — to doctors, instructors, students and, most importantly, patients. "The most valuable lesson of my training was learning to understand my patients' needs," said Dr. Tovar. "I believe in paying close attention to what they tell me, asking thoughtful questions and working together to find a solution."

When the Tovars met Mortgage Loan Officer Veronica Martinez in Bank of America's Houston office, they knew they had found someone who would offer the same kind of care. "The Tovars were leaving Texas, relocating to Kentucky," recalled Martinez. "As newlyweds and first-time home buyers, they were concerned about navigating the intricacies of financing and closing, coordinating their move and beginning new jobs." Martinez recommended No Fee Mortgage PLUS, Bank of America's innovative mortgage product.

In April, Bank of America became the first lender to offer customers looking to buy a home one product with no application fee, no closing fee, no private mortgage insurance and two worry-free guarantees. The Best Value Guarantee states that if the borrower is approved for a mortgage with Bank of America but chooses to close with another lender, the bank will send the home buyer $250. And the Close-On-Time Service Guarantee promises that the loan will close within 25 days after the application is complete or the bank will pay the first month's principal and interest.

In addition to offering great value, No Fee Mortgage PLUS is available via phone, online and through a nationwide network of loan officers and banking centers. "The process was smooth and quick, and we saved so much on closing costs," said Dr. Gressle-Tovar. And since Bank of America also services the mortgages it sells, customers know an associate like Veronica Martinez will be there, ready to listen.

More Mortgages

Percent of our deposit customers who originate mortgages with us



Period	Percent
2007 Q3	14.6%
2007 Q1	10.4%
2006 Q3	9.0%
2006 Q1	7.6%
2005 Q3	7.0%

Source: Bank of America

◁ With special attention from their Bank of America loan officer, Dr. Victor Tovar and Dr. Elizabeth Gressle-Tovar had an easy time buying their first home in Lexington, Kentucky.

Innovation, leadership and advocacy

Thanks in part to No Fee Mortgage PLUS, which generated more than $13 billion in funded loans in 2007, Bank of America achieved its goal of becoming a leading direct-to-consumer mortgage lender. First-mortgage production increased by 22 percent last year, while the overall mortgage market declined by 15 percent.

The bank's first-mortgage portfolio is largely untouched by recent events. We exited the subprime mortgage business in 2001 and have one of the lowest foreclosure rates in the industry. Even so, Bank of America is an active participant in public-private partnerships that reach out to distressed homeowners. "Our objective is to put people in homes and keep them in their homes," said Floyd Robinson, president of the Consumer Real Estate & Insurance Services Group. "Not only is Bank of America a leader in market share, we also are leading the way in creating solutions for homeowners in 2008 and beyond."



Insights + Innovations = Opportunities







Insights

- Our customers say they like the ease of accessing Bank of America anytime, anywhere.
- Customers using a mobile platform want the same security they enjoy using Online Banking at home.

Innovations

- Bank of America created a pocket-size mobile bank that translates to any screen.
- An end-to-end secure connection and the $0 Liability Online Banking Guarantee protect customers from promptly reported unauthorized activity.
- Mobile Banking customers can also send money to their Online Banking payees and transferees.

Opportunities

- More than 240 million cell phones are in use in the United States; our mobile services can reach 75 percent of them.
- Mobile Banking services work around the globe for users with an international calling plan.
- By anticipating our customers' needs and demands, we can grow in a rapidly changing world.



BANKING AS MOBILE AS YOU ARE

STAYING IN TOUCH WITH YOUR FINANCES WHEN YOU'RE ON THE ROAD NEEDN'T BE AN OLYMPIAN TASK.

Next August, when many of his compatriots are thinking sun and surf, Brett Heyl plans to be paddling for gold. A member of the 2004 U.S. Olympic kayak team that competed in Athens, he now has his sights set on Beijing for the 2008 Olympic Games. And as one of 12 Bank of America Hometown Hopefuls™ supported by the bank's sponsorship of the U.S. Olympic Team, he'll have the chance to bring his family and friends to China. "Staying connected is an important part of my training," said Heyl, 26. "I'm always at my best when I'm surrounded by my support team."

Heyl, whose hometown is Norwich, Vermont, has found other ways to stay connected when he's on the road for competitions and training. An avid user of Bank of America Online and Mobile Banking, Heyl uses his laptop and iPhone™ to access accounts, pay bills, transfer money and locate ATMs and banking centers across the nation.

With Mobile Banking, protecting customer data is paramount. Bank of America's end-to-end security ensures that information stays encrypted as it travels between cell phone and bank. Customers can also set up the service to send them e-mail or text message alerts related to their accounts. Heyl receives an e-mail whenever a direct deposit is credited to one of his accounts. He also gets a reminder if a bill is due or his deposit balance drops below a predetermined amount.

It's a great service for someone who's on the go every day. "I can be training in Charlotte one day, home in New England the next and traveling to a competition across the globe a week later," said Heyl, who's been a kayaker since he was 9. "Bank of America's Online and Mobile Banking services go everywhere I do and allow me to check my finances anytime it's convenient for me."

That's precisely why only six months after launching the service, Bank of America had more than 600,000 active Mobile Banking users — more than all other U.S. banks combined. Add them to 24 million Online Banking customers (almost 40 percent of total U.S. online banking users), and it's easy to see that Bank of America is where customers want and need it to be.

Banking on the Go

Bank of America active Mobile Banking users, 2007 *(in thousands)*

December	617
October	487
August	388
June	172

Source: Bank of America

◁ Olympic kayaker Brett Heyl can stay in touch with his finances even when he's training at the U.S. National Whitewater Center near Charlotte, North Carolina.

Taking the bank to the customer

Bank of America was the first bank to offer Mobile Banking service to its millions of online customers through the widest variety of carriers and devices — more than 460 types of phones, including the Apple iPhone™. "We're taking convenience and control to a new level by letting customers stay connected with their finances even when they're on the go," said e-Commerce/ATM executive Lance Drummond.

Like Bank of America's Online Banking — recently voted the best consumer Internet bank site in the world by *Global Finance* magazine for the second year in a row — Mobile Banking is protected by the award-winning SiteKey® security service and the $0 Liability Online Banking Guarantee, which covers any unauthorized activity originating from Online Banking, including bill payment, when reported within 60 days of the statement date. For more peace of mind, Bank of America created SafePass™, a security system that sends a one-time passcode to a cell phone or integrated debit card when customers need to make large transfers or other sensitive transactions.

Mobile Banking is not available with accounts located in Washington or Idaho.


Insights + Innovations = Opportunitie

Insights

■ After analyzing the business processes of major retailers, Bank of America recognized that new technologies for handling large cash volumes would address a major source of problems for managers and executives.

Innovations

■ The solution Bank of America had developed for handling its own huge cash volumes was adapted to serve the cash needs of major retailers.

Opportunities

■ With innovative technologies to help companies address their increasingly complex payments, receivables and cash-handling needs, Bank of America can capture market share in the dynamic retail marketplace.



A CASH-HANDLING REVOLUTION

AN INNOVATIVE TECHNOLOGY CAN CHANGE THE WAY CLIENTS DO BUSINESS.

> "Our scale and geographic reach enable us to work closely with major retailers and other clients on strategies to make cash management more efficient, more convenient and more secure."
>
> — Cathy Bessant, president, Global Product Solutions

With nearly 1,300 restaurants in 37 states and annual sales of $2.3 billion, Chick-fil-A Inc. handles huge volumes of cash across its franchise every day. While taking in a lot of currency is any retailer's goal, handling it is costly and letting it sit in the cash register is unproductive. That's why Chick-fil-A agreed to be the lead participant in Bank of America's launch of a pioneering cash-handling solution that will simplify how cash is managed, free store employees from time-consuming tasks and put cash to work more quickly.

The centerpiece of the technology is a highly secure waist-high device in the store's back office. A manager inserts as many as 150 bills of mixed denominations into the machine, which sorts, counts and secures the cash — and even helps identify counterfeit bills. In a key innovation, the device connects directly to Bank of America's robust electronic network and credits the total to the store's deposit account before the cash even leaves the premises.

Store operator Terry Shelton said, "Managers have found this device very easy to work with. And by reducing employees' involvement in handling, counting or carrying cash to the local bank branch, we lower the likelihood of error or theft, and we can spend more time providing great customer service."

Because the cash is credited directly to the company account, the technology gives Chick-fil-A faster access to funds and maximizes working capital. Additionally, if store managers need to replenish their cash registers, they can withdraw cash from the device, deducting the total from Chick-fil-A's balance.

"This excellent technology promises to solve some of our store operators' cash-handling and safety concerns," noted Philip Barrett, vice president and controller of Chick-fil-A. "And for us at corporate headquarters, it would be great to be able to have this enhanced visibility into our cash position across the country."

◁ At the Carolina Place Mall branch of Chick-fil-A in Pineville, North Carolina, Bank of America is helping store manager Ana Dorado take cash-handling beyond the cash register.

Staying ahead of a changing marketplace

With more commercial and corporate clients than any other bank, Bank of America has unparalleled insights into the operational and strategic needs of its customers. To address those needs, the integrated Global Corporate & Investment Banking business brings together the entire spectrum of the bank's innovative capabilities.

One example: a service designed for businesses that handle large volumes of cash, especially multistore companies that must manage cash at the retail, regional and corporate levels. The technology is the cornerstone of a new suite of services Bank of America will offer to streamline and simplify multiple aspects of cash handling, including forecasting and transportation management.

"Managing cash is enormously important to retailers but historically is expensive, time-consuming and prone to error and fraud," said Cathy Bessant, president of Bank of America Global Product Solutions. "This cash-handling solution is game-changing technology that can revolutionize how retailers do business."


Insights • Innovations • Opportunities

Insights

- We have relationships with 99 percent of the U.S. Fortune 500, more than 100 financial sponsors and nearly 130,000 midsize corporations.
- This provides us with an ideal vantage point from which to identify opportunities across a large and diverse client base.

Innovations

- We worked with our clients to execute a tender offer — a seldom-used structure in a leveraged buyout.
- Our creative capital structure and focused marketing strategy resulted in outstanding execution, despite an extremely challenging credit environment.

Opportunities

- By combining complementary advisory and capital markets expertise, we have become a one-stop solution provider for clients.
- By combining quality management teams with leading financial sponsors, we position clients for optimal strategic outcomes.







TAKING AN ORTHOPEDIC LEADER PRIVATE

BANK OF AMERICA PLAYED AN INSTRUMENTAL ROLE IN THE LARGEST MEDICAL PRODUCTS LEVERAGED BUYOUT IN HISTORY.

By early 2006, Biomet Inc. had morphed from a start-up company with sales of $17,000 in 1978, its first year, into an orthopedics industry leader, generating more than $2 billion in annual revenue. Looking toward the future, the board of the Warsaw, Indiana-based manufacturer of musculoskeletal products such as orthopedic implants announced its plans to review strategic alternatives.

Based on its extensive relationships with private equity firms and in-depth knowledge of the medical technology industry, Bank of America approached leading financial sponsors with an idea for a leveraged buyout of Biomet. Leveraged buyouts in this sector were not common at the time. Over the next six months, Bank of America advised a private equity consortium that included The Blackstone Group, Goldman Sachs Capital Partners, Kohlberg Kravis Roberts & Co. and TPG Capital. The consortium presented the proposal to Biomet and its financial advisors, conducted due diligence and agreed in December 2006 to take Biomet private for approximately $11 billion in the largest medical products leveraged buyout ever.

Banc of America Securities acted as lead financial advisor to the consortium and developed and underwrote an innovative capital structure to finance the acquisition. Following the deal's announcement, the team continued to support the financial sponsors as they worked over the next nine months to complete the transaction and conclude Biomet's transition to private ownership. Further demonstrating its ability to customize a solution, the Bank of America team worked with its clients to modify the structure of the transaction to include a tender offer for Biomet's stock.

Bank of America demonstrated excellence at every step in the transaction during a time of unprecedented market volatility, the sponsors noted. They added that the bank's health-care industry acumen and innovative capital markets and leveraged finance capabilities helped the consortium execute this pivotal transaction and position the Biomet team for a long, prosperous future.

Steady Growth

Bank of America share of investment banking fees in financial sponsor health-care deals


2007
15.5%
2006
10.7%
2005
8.6%

Source: Freeman & Co.

◁ Orthopedic surgeons perform a total knee replacement using a Biomet system.

Delivering the universal bank's capabilities to its clients

By coupling the strength of its M&A business with first-class expertise in corporate and leveraged finance, Bank of America delivers the intellectual and financial capital its clients need to complete transactions in favorable and challenging markets alike.

The combination of these capabilities in a single financial partner is a compelling value proposition. "Our universal banking platform — characterized by strong idea generation, market leadership in corporate and leveraged finance and robust distribution capabilities — gives Bank of America a powerful competitive advantage that enables us to win with clients time and time again," said Brian J. Brille, head of Global Investment Banking.

"Equally important to the success of our corporate clients is our ability to structure deals that appeal to investors, even in a challenging market," noted Thomas G. White, head of Global Markets. "Our deep relationships with diverse investors, blended with our market intelligence, create a potent formula for our issuer clients."





Insights

- Mass affluent customers (those with investable assets between $100,000 and $3 million) cite retirement planning as their No. 1 financial need.
- 62 percent of mass affluent customers see banks with brokerage capabilities as suitable retirement providers, a rating on par with brokerages and mutual fund complexes. (Source: BAI/Mercatus, 2007)

Innovations

- Bank of America and its affiliates plan to deliver tailored retirement solutions across a client's full spectrum of financial needs, from savings to credit to investments and estate planning.
- Bank of America and its affiliates leverage the company's unparalleled distribution capabilities to offer unmatched convenience and access to retirement solutions online, in banking centers and over the phone.

Opportunities

- 26 million mass affluent households own the majority of personal investable assets in the United States; Bank of America has relationships with half of them.
- With our vast client base and breadth of offerings, we are seizing our opportunity to become a leading provider in the fast-growing (but still fragmented) retirement marketplace.



GETTING READY FOR LIFE AFTER WORK

FOR BANK OF AMERICA'S CUSTOMERS, PLANNING FOR RETIREMENT DOESN'T HAVE TO BE A SECOND CAREER.

Every client is unique. That is why Premier Banking & Investments asks clients, "What are your goals, and how can Bank of America help you achieve them?" For Mark Marich, president and owner of Northeast Orthotics and Prosthetics in Providence, Rhode Island, the financial priorities are preparing for life after work and overseeing a retirement plan for his employees.

Marich, 56, who lost a leg in a car accident, founded his business in 1985. Since then, his company has helped fit thousands of patients with prosthetic limbs and orthotic devices. "Several financial institutions managed our company's pension plan over the years, but I never trusted they had our best interests in mind," he said. "Then a friend referred me to Bank of America, and my opinion changed."

Today, Marich is served by professionals at Premier Banking and Banc of America Investment Services, Inc. (BAI). "My BAI financial advisor developed a corporate retirement plan designed for our long-term goals. He also spent time understanding my own goals for the future, including my plans for the business after retirement. Then he developed a personal retirement strategy for me that will help me meet my family's needs."

Following a complete net worth analysis, Marich's advisor leveraged a range of capabilities and resources at Bank of America and its affiliates to help Marich implement his retirement plan. These included IRAs for Marich and his wife and a variety of investment vehicles to help diversify his portfolio. In addition, Marich's client manager in Premier Banking helped him utilize his investment in his house to finance home renovations through a home equity line of credit.

Now Marich can devote more time to personal interests, like skiing. "We have a team at Premier Banking & Investments that serves all of our banking and investment needs, which really simplifies our lives," he said. "Most importantly, we know they're committed to doing what's best for us and my employees."

Share of mass affluent customer assets held by banks

46%
when banks establish a retirement relationship with the customer

18%
when banks do not have a retirement relationship with the customer

Source: Bank Administration Institute/Mercatus Retirement Study, 2007

◁ Riding high above the slopes of Sugarbush Resort in Warren, Vermont, with wife Sharie, entrepreneur Mark Marich hasn't let the loss of a leg slow him down.

Planning for retirement

About 16 million Bank of America customers are at or near retirement age. With a range of services across banking and investing, Bank of America is uniquely positioned to help its clients realize their dreams for retirement.

"Customers are eager for guidance on how best to plan for retirement, especially given today's longer life expectancy and rising health-care costs," said Jeff Carney, who joined the bank in 2007 to lead the company's comprehensive retirement strategy for all its customers. "So, when they come to us, they find that Bank of America has a lot to offer."

In 2007, Bank of America formed a new organization dedicated to serving the retirement needs of its customers and growing the company's market share of retirement assets. One initial growth initiative is an IRA acceleration campaign to capture a larger share of a market segment that is growing at 11 percent per year.

See important disclosures on page 176.



Insights

- Nonprofits face great challenges in finding sources of funding for their programs, services and operational needs.
- Aging management and the rapid growth in the number of nonprofits threaten this complex field with a leadership shortage.

Innovations

- We have given nonprofits more flexibility through unrestricted funding, letting them direct funds where needs are greatest.
- We have built nonprofit leadership through training and workshops that foster best practices, networking and professional growth.

Opportunities

- We are helping nonprofits enhance their programs to provide better services to greater numbers of individuals and families.
- We are positioning nonprofit leaders to partner with government and business leaders to address critical community needs.





FINDING COMMON GROUND IN THE CITY

By **2016,** the nonprofit sector will need **640,000** new leaders.

Source: The Bridgespan Group

A NEW YORK NONPROFIT IS HELPING THE HOMELESS LEAVE THE STREETS.

Among the many nonprofit groups that combat homelessness, Common Ground is one of the most innovative. Since its inception in 1990, Common Ground has developed more than 2,000 units of housing for the formerly homeless in New York City, providing on-site services such as employment counseling, job training and addiction therapy to people rebuilding their lives.

Like many nonprofits, though, Common Ground has faced difficulty in finding a source of funding that will give the organization flexibility to invest in its growth and development. The Bank of America Neighborhood Builders™ Award lets Common Ground allocate money to its operations as it sees fit. Since receiving the award, Common Ground has developed both its communications strategy and leadership succession plan and expanded its programs to three additional cities.

Common Ground's pioneering approach to homelessness stems from the thoughtful leadership of its president and founder, Rosanne Haggerty. Besides helping Common Ground improve client services and raise more money, the Neighborhood Builders Award features a leadership training program that gave Haggerty access to a network of leading nonprofits, with a great strategic payoff. "I've discovered synergies between organizations addressing a number of community issues," she said, "and I had the opportunity to compare how nonprofits resource themselves and form business priorities."

With its commitment to change the way people think about the homeless, Common Ground was an ideal group to host internships for young New Yorkers selected as Bank of America Student Leaders™. Last summer, Andrew D'Antonio, a high school senior, gained hands-on experience at Common Ground as he assisted homeless men and women applying for housing. Andrew says the most rewarding moments of his internship came during his daily rounds at 5 a.m., when he walked the streets of the city helping to identify the chronically homeless. Over time, his perception of them changed. As he said, "They are just people in a bad situation."

◁ Common Ground founder Rosanne Haggerty talks with intern Andrew D'Antonio in a newly renovated Manhattan building that provides housing for formerly homeless adults.

Helping communities, neighborhood by neighborhood

Bank of America has funded more than 10,000 nonprofits since 2004. These organizations address critical issues in the communities we serve across the country. But they are increasingly hampered by a lack of flexible support, a proliferation in the number of nonprofits and a shortage of leaders.

In 2004, the Bank of America Charitable Foundation set out to develop an innovative response to these challenges, and the Neighborhood Excellence Initiative™ was born. In partnership with the local community, the initiative lets nonprofits direct funding where they wish — to strengthen their infrastructure, foster innovation, expand their programs and renovate facilities. The program also nurtures leadership through paid internships and innovative development forums. In all, the bank has committed nearly $90 million to provide support, training and encouragement to our community leaders of today and tomorrow, helping improve our neighborhoods in 45 markets across the United States and in London.

A LEADER IN OUR MARKETS

SIZE, SCALE, A DIVERSE REVENUE MIX AND THE ABILITY TO EXECUTE HAVE NEVER BEEN MORE IMPORTANT.

Global Consumer & Small Business Banking

Global Consumer & Small Business Banking (GCSBB) has about 59 million consumer and mass-market small business relationships across America. Eighty-one percent of U.S. residents live in Bank of America's retail franchise, which covers 32 states and the District of Columbia. In addition, four out of five of the nation's mass-market small businesses — home-based enterprises, sole proprietorships and smaller manufacturing and distribution firms — operate in communities served by Bank of America. These consumers, entrepreneurs and businesses can access products and services through more than 6,100 banking centers, more than 18,500 ATMs and the nation's leading online banking, online bill-pay and mobile banking services, as well as through a world-class sales force and call centers.

Bank of America is the leading provider of checking and savings accounts and credit and debit cards. It is a leading originator of direct-to-consumer mortgages and home equity loans and has a top merchant card processing service. Since the businesses are tightly integrated, services may be adapted to meet the needs of consumers and businesses of any size. The Small Business Banking organization is responsible for all products, distribution and marketing related to our innovative capital, credit, deposit and payment services; a leading credit card operation allows ready access to capital and credit; the Online Banking division is responsible for Online Business Suite, including Easy Online Payroll™; and thousands of banking centers provide cash, night drops, merchant tellers and, in many locations, small business specialists.

Revenue

(in billions, fully taxable-equivalent basis)


$28.4
$44.9
$47.7
'05
'06
'07

Net Income

(in billions)


$7.0
$11.4
$9.4
'05
'06
'07

Global Corporate & Investment Banking

Global Corporate & Investment Banking (GCIB) provides comprehensive financial solutions to clients ranging from companies with $2.5 million in revenues to large multinational corporations, governments, financial sponsors, institutional investors and hedge funds. Services include bank deposit and credit products; risk management, cash management and payment services; equity and debt capital raising; and advisory services based on industry expertise and deep knowledge of client strategies and needs. Investors benefit from highly rated debt and equity research, leading-edge sales and trading platforms, and risk-management expertise across asset classes.

GCIB serves clients around the world, providing integrated delivery of our key range of financial products and services through client managers and product partners who understand each client's needs.

Clients include 99 percent of the U.S. Fortune 500, 83 percent of the Fortune Global 500 and one in three midsize U.S. companies. In 2007, Bank of America was the sixth-largest underwriter of U.S. debt, equity and equity-related securities. It is the No. 1 treasury services provider in the United States and a leading provider globally. GCIB businesses also include the leading bank-owned asset-based lender and the No. 1 provider of financial services to commercial real estate businesses.

Revenue

(in billions, fully taxable-equivalent basis)



$19.9
$21.2
$13.4
'05
'06
'07

Net Income

(in billions)



$6.0
$6.0
$0.5
'05
'06
'07

Global Wealth & Investment Management

Global Wealth & Investment Management (GWIM) provides comprehensive banking and investment services to more than three million individual and institutional customers. Clients have access to services from three primary businesses: U.S. Trust, Bank of America Private Wealth Management (U.S. Trust); Columbia Management; and Premier Banking & Investments™.

Premier Banking & Investments delivers tailored banking and investment solutions and personalized, priority service to affluent clients with investable assets of more than $100,000. This division includes Premier Banking and Banc of America Investment Services, Inc.® (BAI), a full-service and online retail brokerage.

U.S. Trust provides integrated wealth management solutions to wealthy individuals with investable assets of more than $3 million. U.S. Trust is one of the leading private banks in the United States and provides credit, deposit, investment and trust services, as well as specialty asset management services.

Columbia Management provides investment management to institutional clients and individual investors. This includes mutual funds, liquidity strategies and separately managed accounts. Columbia mutual funds provide a variety of investment disciplines within equities, fixed income (taxable and nontaxable) and cash (taxable and nontaxable). As of December 31, 2007, GWIM entities managed assets of more than $640 billion.

Clients may also receive products and services from Alternative Investment Solutions (AI Solutions), which gives qualified individual investors and institutions access to hedge funds, private equity funds and tailored investments. Bank of America Retirement & GWIM Client Solutions provides personal and institutional retirement solutions for customers throughout the enterprise, in addition to philanthropic management and other services and products for GWIM clients.

Revenue

(in billions, fully taxable-equivalent basis)



$6.9
$7.4
$7.9
'05
'06
'07

Net Income

(in billions)



$2.0
$2.2
$2.1
'05
'06
'07

GOING GREENER

LAST YEAR, BANK OF AMERICA STEPPED UP ITS COMMITMENT TO THE ENVIRONMENT. YOU CAN JOIN US.



As with many companies, Bank of America's environmental efforts — which began two decades ago — were initially focused on the conservation of resources such as energy and paper. In 2007, we went further. Last March, Bank of America announced a 10-year, $20 billion environmental initiative to address climate change and encourage sustainable business practices through our new products and services, lending and investing activities and corporate philanthropy, as well as by improving our own operations.

Under the initiative, we have helped San Jose, California, become the largest solar-powered school district in the United States, which will save the district $25 million in energy costs and cut carbon emissions by more than 37,000 tons. We also invested $65 million so that the Redwood Forest Foundation could purchase and preserve 50,000 acres of forest in Northern California.

We are helping our retail customers contribute, too. Our new Brighter Planet Visa® credit card gives cardholders one EarthSmart™ point for every dollar spent. Customers can redeem their points to help build community-based renewable energy projects across the United States.

Last year, we joined the Chicago Climate Exchange, the world's first voluntary carbon exchange. We're well on the way to meeting our pledge to reduce the greenhouse-gas emissions of our energy and utility client portfolio by 7 percent from 2004 levels by the end of 2008 and to lower the greenhouse emissions of our own operations by 9 percent from 2004 levels by the end of 2009.

During the next 10 years, we will invest $1.4 billion to achieve LEED (Leadership in Energy and Environmental Design) certification for all our new office buildings and banking centers. And we give employees a $3,000 rebate if they buy a hybrid vehicle.

Bank of America associates have also worked hard to cut paper use by 40 percent since 2000. You can help by having next year's annual report delivered to you electronically. Sign up at www.bankofamerica.com/annualreport/2007.

> "My hope for the planet is that the world's businesspeople, consumers, activists and politicians will work together to find new ways to create sustainable economic growth."
>
> — Kenneth D. Lewis

△ Bank of America is helping to support sustainable growth in the Usal Redwood Forest, north of Fort Bragg in Northern California.


Bank of America
Bank of Opportunity™

BANK OF AMERICA 2007 FINANCIAL REVIEW

Bank of America
Bank of Opportunity™

Financial Review Contents

Throughout the MD&A, we use certain acronyms and abbreviations which are defined in the Glossary beginning on page 110.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Bank of America Corporation and Subsidiaries

This report contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Words such as "expects," "anticipates," "believes," "estimates" and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could" are intended to identify such forward-looking statements. Readers of the Annual Report of Bank of America Corporation and its subsidiaries (the Corporation) should not rely solely on the forward-looking statements and should consider all uncertainties and risks throughout this report as well as those discussed under Item 1A. "Risk Factors" of this Annual Report on Form 10-K. The statements are representative only as of the date they are made, and the Corporation undertakes no obligation to update any forward-looking statement.

Possible events or factors that could cause results or performance to differ materially from those expressed in our forward-looking statements include the following: changes in general economic conditions and economic conditions in the geographic regions and industries in which the Corporation operates which may affect, among other things, the level of nonperforming assets, charge-offs and provision expense; changes in the interest rate environment and market liquidity which may reduce interest margins, impact funding sources and affect the ability to originate and distribute financial products in the primary and secondary markets; changes in foreign exchange rates; adverse movements and volatility in debt and equity capital markets; changes in market rates and prices which may adversely impact the value of financial products including securities, loans, deposits, debt and derivative financial instruments, and other similar financial instruments; political conditions and related actions by the United States abroad which may adversely affect the Corporation's businesses and economic conditions as a whole; liabilities resulting from litigation and regulatory investigations, including costs, expenses, settlements and judgments; changes in domestic or foreign tax laws, rules and regulations as well as court, Internal Revenue Service or other governmental agencies' interpretations thereof; various monetary and fiscal policies and regulations, including those determined by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of Currency, the Federal Deposit Insurance Corporation, state regulators and the Financial Services Authority; changes in accounting standards, rules and interpretations; competition with other local, regional and international banks, thrifts, credit unions and other nonbank financial institutions; ability to grow core businesses; ability to develop and introduce new banking-related products, services and enhancements, and gain market acceptance of such products; mergers and acquisitions and their integration into the Corporation; decisions to downsize, sell or close units or otherwise change the business mix of the Corporation; and management's ability to manage these and other risks.

The Corporation, headquartered in Charlotte, North Carolina, operates in 32 states, the District of Columbia and more than 30 foreign countries. The Corporation provides a diversified range of banking and nonbanking financial services and products domestically and internationally through three business segments: *Global Consumer and Small Business Banking (GCSBB)*, *Global Corporate and Investment Banking (GCIB)*, and *Global Wealth and Investment Management (GWIM)*.

At December 31, 2007, the Corporation had $1.7 trillion in assets and approximately 210,000 full-time equivalent employees. Notes to Consolidated Financial Statements referred to in the MD&A are incorporated by reference into the MD&A. Certain prior period amounts have been reclassified to conform to current period presentation.

Recent Events

2007 Market Dislocation

During the second half of 2007, extreme dislocations emerged in the financial markets, including the leveraged finance, subprime mortgage, and commercial paper markets. These dislocations were further compounded by the decoupling of typical correlations in the various markets in which we do business. Furthermore, in the fourth quarter of 2007, the credit ratings of certain structured securities (e.g., CDOs) were downgraded which among other things triggered further widening of credit spreads for these types of securities. We have been an active participant in the CDO market and maintain ongoing exposure to these securities and have incurred losses associated with these exposures. For more information regarding *Capital Markets and Advisory Services (CMAS)* results including CDOs, leveraged finance and related ongoing exposure, see the *CMAS* discussion beginning on page 52.

In addition, the market dislocation impacted the credit ratings of structured investment vehicles (SIVs) in the market place. *GWIM* manages certain cash funds which have invested in SIV transactions. We have entered into capital commitments to support these funds and have incurred losses associated with these commitments including losses on certain securities purchased earlier from these funds at fair value. For more information on our cash fund support, see the *GWIM* discussion beginning on page 56.

In 2008, we continue to have exposure to those items noted above, and depending upon market conditions, we may experience additional losses.

Current Business Environment

The financial conditions mentioned above continue to negatively affect the economy and the financial services sector in 2008. The slowdown of the economy, significant decline in consumer real estate prices, and the continued and rapid deterioration in the housing sector have affected our home equity portfolio and will, in all likelihood, impact other areas of our consumer portfolio. We expect that certain industry sectors, in particular those that are dependent on the housing sector, and certain geographic regions will experience further stress. For more information on the impact of the current business environment on credit, see the Credit Risk Management discussion beginning on page 69.

The subprime mortgage dislocation has also impacted the ratings of certain monoline insurance providers (monolines) which has affected the pricing of certain municipal securities and the liquidity of the short term public finance markets. We have direct and indirect exposure to monolines and as a result are continuing to monitor this exposure as the markets evolve. For more information related to our monoline exposure, see the Industry Concentrations discussion on page 79.

The above conditions together with uncertainty in energy costs and the overall economic slowdown, which may ultimately lead to recessionary conditions, will affect other markets in which we do business and will adversely impact our results in 2008. The degree of the impact is dependent upon the duration and severity of the aforementioned conditions in this rapidly changing business and interest rate environment. For more information on interest rate sensitivity, see the Interest Rate Risk Management for Nontrading Activities discussion on page 90.

Other Recent Events

In January 2008, we announced changes in our *CMAS* business within *GCIB* which better align the strategy of this business with *GCIB's* broader integrated platform. We will continue to provide corporate, commercial and sponsored clients with debt and equity capital raising services, strategic advice, and a full range of corporate banking capabilities. However, we will reduce activities in certain structured products (e.g., CDOs) and will resize the international platform to emphasize debt, cash management, and selected trading services, including rates and foreign exchange. This realignment will result in the reduction of 650 front office personnel with additional infrastructure headcount reduction to follow. We also plan to sell our equity prime brokerage business. This is in addition to our announcement in October 2007 to eliminate approximately 3,000 positions within various businesses, which includes reductions in *GCIB* as part of our *GCIB* business strategic review to enhance the operating platform, reductions in the wholesale mortgage-related business included in *GCSBB* and reductions in other related infrastructure positions.

In August of 2007, we made a $2.0 billion investment in Countrywide Financial Corporation (Countrywide), the largest mortgage lender in the U.S., in the form of Series B non-voting convertible preferred securities yielding 7.25 percent. In January 2008, we announced a definitive agreement to purchase all outstanding shares of Countrywide for approximately $4.0 billion in common stock. The acquisition would make us the nation's leading mortgage lender and loan servicer. The closing of this transaction is subject to closing conditions and regulatory approvals and is expected to close early in the third quarter of 2008.

In January 2008, the Board of Directors (the Board) declared a regular quarterly cash dividend on common stock of $0.64 per share, payable on March 28, 2008 to common shareholders of record on March 7, 2008. In October 2007, the Board declared a regular quarterly cash dividend on common stock of $0.64 per share which was paid on December 28, 2007 to common shareholders of record on December 7, 2007. In July 2007, the Board increased the quarterly cash dividend on common stock 14 percent from $0.56 to $0.64 per share.

In January 2008, we issued 240 thousand shares of Bank of America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K with a par value of $0.01 per share for $6.0 billion. The fixed rate is 8.00 percent through January 29, 2018 and then adjusts to three-month LIBOR plus 363 basis points (bps) thereafter. In addition, we issued 6.9 million shares of Bank of America Corporation 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L with a par value of $0.01 per share for $6.9 billion. In November and December of 2007, we issued 41 thousand shares of Bank of America Corporation 7.25% Non-Cumulative Preferred Stock, Series J with a par value of $0.01 per share for $1.0 billion. In September 2007, we issued 22 thousand shares of Bank of America Corporation 6.625% Non-Cumulative Preferred Stock, Series I with a par value of $0.01 per share for $550 million.

In December 2007, we completed the sale of Marsico Capital Management, LLC (Marsico), a 100 percent owned investment manager, to Thomas F. Marsico, founder and chief executive officer of Marsico, and realized a pre-tax gain of approximately $1.5 billion.

Merger Overview

On October 1, 2007, we acquired all the outstanding shares of ABN AMRO North America Holding Company, parent of LaSalle Bank Corporation (LaSalle), for $21.0 billion in cash. With this acquisition, we significantly expanded our presence in metropolitan Chicago, Illinois and Michigan, by adding LaSalle's commercial banking clients, retail customers and banking centers.

On July 1, 2007, we acquired all the outstanding shares of U.S. Trust Corporation for $3.3 billion in cash. U.S. Trust Corporation focuses exclusively on managing wealth for high net-worth and ultra high net-worth individuals and families. The acquisition significantly increases the size and capabilities of our wealth management business and positions it as one of the largest financial services companies managing private wealth in the U.S.

On January 1, 2006, we acquired 100 percent of the outstanding stock of MBNA Corporation (MBNA) for $34.6 billion. The acquisition expanded our customer base and opportunity to deepen customer relationships across the full breadth of the Corporation by delivering innovative deposit, lending and investment products and services to MBNA's customer base. Additionally, the acquisition allowed us to significantly increase our affinity relationships through MBNA's credit card operations and sell these credit cards through our delivery channels including the retail branch network.

For more information related to these mergers, see *Note 2 – Merger and Restructuring Activity* to the Corporation's Consolidated Financial Statements.

2007 Economic Overview

In 2007, notwithstanding significant declines in housing, soaring oil prices and tremendous turmoil in financial markets, real Gross Domestic Product (GDP) grew 2.2 percent. Growth softened significantly in the fourth quarter. Consumer spending remained resilient, as increases in employment and wages offset the negative influences of declining home prices. Fueled by another year of strong exports and a slowdown in imports, the U.S. trade deficit fell sharply, lifting U.S. domestic production. However, declines in residential construction subtracted nearly a full percentage point from GDP growth, more than offsetting the boost provided by international trade. Corporate profits declined modestly in the second half of the year from all-time record highs. Global economies recorded their fourth consecutive year of rapid expansion, driven by sustained robust growth in China, India and other emerging market economies. Growth in Europe and Japan moderated in the second half of the year. Higher energy prices pushed up inflation throughout the year. However, excluding food and energy, core inflation receded in the second half of the year, in lagged response to the deceleration of nominal spending growth. A sharp rise in defaults on subprime mortgages and worries about the potential fallout from the faltering housing and subprime mortgage markets triggered financial market turbulence beginning in the summer. A dramatic repricing of credit risk and unprecedented capital losses stemming from sharp declines in the value of structured credit products based on subprime debt deepened the financial crisis. In response, the FRB eased short-term interest rates, reduced the discount rate relative to its federal funds rate target and in December created a new facility for auctioning short-term funds through the discount window of the Federal Reserve Banks. The fourth quarter ended on a weak note, as consumer spending moderated, businesses reduced production, employment slowed and the unemployment rate rose.

Performance Overview

Net income was $15.0 billion, or $3.30 per diluted common share in 2007, decreases of 29 percent and 28 percent from $21.1 billion, or $4.59 per diluted common share in 2006.

Table 1 Business Segment Total Revenue and Net Income

(Dollars in millions)	Total Revenue (1)		Net Income	
	2007	2006	2007	2006
Global Consumer and Small Business Banking (2)	$47,682	$44,926	$ 9,430	$11,378
Global Corporate and Investment Banking	13,417	21,161	538	6,032
Global Wealth and Investment Management	7,923	7,357	2,095	2,223
All Other (2)	(954)	360	2,919	1,500
Total FTE basis	68,068	73,804	14,982	21,133
FTE adjustment	(1,749)	(1,224)	–	–
Total Consolidated	$66,319	$72,580	$14,982	$21,133

(1) Total revenue is net of interest expense, and is on a FTE basis for the business segments and *All Other*. For more information on a FTE basis, see Supplemental Financial Data beginning on page 42.

(2) *GCSBB* is presented on a managed basis with a corresponding offset recorded in *All Other*.

Global Consumer and Small Business Banking

Net income decreased $1.9 billion, or 17 percent, to $9.4 billion in 2007 compared to 2006. Managed net revenue rose $2.8 billion, or six percent, to $47.7 billion driven by increases in both noninterest and net interest income. Noninterest income increased $2.1 billion, or 13 percent, to $18.9 billion driven by higher card, service charge and mortgage banking income. Net interest income increased $612 million, or two percent, to $28.8 billion due to the impacts of organic growth and the LaSalle acquisition on average loans and leases, and deposits. These increases in revenues were more than offset by the increase in provision for credit losses of $4.4 billion, or 51 percent, to $12.9 billion. This increase reflects portfolio growth and seasoning, increases from the unusually low loss levels experienced in 2006 post bankruptcy reform, the impact of housing market weakness on the home equity portfolio, and growth and deterioration in the small business portfolio. Noninterest expense increased $1.7 billion, or nine percent, mainly due to increases in personnel and technology-related costs. For more information on *GCSBB*, see page 46.

Global Corporate and Investment Banking

Net income decreased $5.5 billion, or 91 percent, to $538 million, and total revenue decreased $7.7 billion, or 37 percent, to $13.4 billion in 2007 compared to 2006. These decreases were driven by $5.6 billion in losses resulting from our CDO exposure and other trading losses. These decreases were partially offset by an increase in net interest income, primarily market-based, of $1.3 billion, or 14 percent. The provision for credit losses increased $643 million driven by the absence of 2006 releases of reserves, higher net charge-offs and an increase in reserves during 2007 reflecting the impact of the weak housing market particularly on the homebuilder loan portfolio. Noninterest expense increased $347 million, or three percent, mainly due to an increase in expenses related to the addition of LaSalle partially offset by a reduction in *CMAS* performance-based incentive compensation. For more information on *GCIB*, see page 50.

Global Wealth and Investment Management

Net income decreased $128 million, or six percent, to $2.1 billion in 2007 compared to 2006 as an increase in noninterest expense was partially offset by an increase in total revenue. Total revenue grew $566 million, or eight percent, to $7.9 billion driven by higher noninterest income of $380 million. Noninterest income increased due to growth in investment and brokerage services income of $827 million. The increase was due to higher AUM primarily attributable to the impact of the U.S. Trust Corporation acquisition, net client inflows and favorable market conditions combined with an increase in brokerage activity. This increase was partially offset by a decrease in all other income of $447 million due to losses of $382 million associated with the support provided to certain cash funds. Noninterest expense increased $768 million driven by the addition of U.S. Trust Corporation, higher revenue-related expenses and marketing costs.

AUM increased $100.6 billion to $643.5 billion at December 31, 2007 compared to December 31, 2006 reflecting the acquisition of U.S. Trust Corporation, net inflows and market appreciation which was partially offset by the sale of Marsico. For more information on *GWIM*, see page 56.

All Other

Net income increased $1.4 billion to $2.9 billion in 2007 compared to 2006. Excluding the securitization offset, total revenue increased $283 million resulting from an increase in noninterest income of $1.6 billion partially offset by a decrease in net interest income of $1.3 billion. The increase in noninterest income was driven by the $1.5 billion gain from the sale of Marsico and an increase of $873 million in equity investment income, partially offset by losses of $394 million on securities after they were purchased from certain cash funds managed within *GWIM* at fair value. In addition, net interest income, noninterest income and noninterest expense decreased due to certain international operations that were sold in late 2006 and the beginning of 2007. Merger and restructuring charges decreased $395 million. For more information on *All Other*, see page 59.

Financial Highlights

Net Interest Income

Net interest income on a FTE basis increased $367 million to $36.2 billion for 2007 compared to 2006. The increase was driven by the contribution from market-based net interest income related to our *CMAS* business, higher levels of consumer and commercial loans, the impact of the LaSalle acquisition, and a one-time tax benefit from restructuring our existing non-U.S. based commercial aircraft leasing business. These increases were partially offset by spread compression, increased hedge costs and the impact of divestitures of certain foreign operations in late 2006 and the beginning of 2007. The net interest yield on a FTE basis decreased 22 bps to 2.60 percent for 2007 compared to 2006, and was driven by spread compression, and the impact of the funding of the LaSalle merger, partially offset by an improvement in market-based yield related to our *CMAS* business. For more information on net interest income on a FTE basis, see Tables I and II beginning on page 98.

Noninterest Income

Table 2 Noninterest Income

(Dollars in millions)	2007	2006
Card income	**$14,077**	$14,290
Service charges	**8,908**	8,224
Investment and brokerage services	**5,147**	4,456
Investment banking income	**2,345**	2,317
Equity investment income	**4,064**	3,189
Trading account profits (losses)	**(5,131)**	3,166
Mortgage banking income	**902**	541
Gains (losses) on sales of debt securities	**180**	(443)
Other income	**1,394**	2,249
Total noninterest income	**$31,886**	$37,989

Noninterest income decreased $6.1 billion to $31.9 billion in 2007 compared to 2006.

- Card income on a held basis decreased $213 million primarily due to the impact of higher credit losses on excess servicing income resulting from seasoning in the securitized portfolio and increases from the unusually low loss levels experienced in 2006 post bankruptcy reform. This decrease was partially offset by increases in cash advance fees and debit card interchange income.
- Service charges grew $684 million resulting from new account growth in deposit accounts and the beneficial impact of the LaSalle merger.
- Investment and brokerage services increased $691 million due primarily to organic growth in AUM, brokerage activity and the U.S. Trust Corporation acquisition.
- Equity investment income increased $875 million driven by the $600 million gain on the sale of private equity funds to Conversus Capital and the increase in income received on strategic investments.
- Trading account profits (losses) were $(5.1) billion in 2007 compared to $3.2 billion in 2006. The decrease in trading account profits (losses) was driven by losses of $4.9 billion, out of a total of $5.6 billion in losses, associated with CDO exposure and the impact of the market disruptions on various parts of our *CMAS* businesses in the second half of the year. For more information on the impact of these events refer to the *GCIB* discussion beginning on page 50.
- Mortgage banking income increased $361 million due to the favorable performance of the MSRs partially offset by the impact of widening credit spreads on income from mortgage production. Mortgage banking also benefited from the adoption of the fair value option.
- Gains (losses) on sales of debt securities were $180 million for 2007 compared to $(443) million for 2006. The losses in the prior year were largely a result of the sale of $43.7 billion of mortgage-backed debt securities in the third quarter of 2006.
- Other income decreased $855 million as the $1.5 billion gain from the sale of Marsico was more than offset by fourth quarter losses of $752 million, out of a total of $5.6 billion in losses associated with our CDO exposure, losses of $394 million on securities after they were purchased from certain cash funds at fair value, losses of $382 million associated with the support provided to certain cash funds managed within *GWIM*, and the absence of a $720 million gain on the sale of our Brazilian operations recognized in 2006.

Provision for Credit Losses

The provision for credit losses increased $3.4 billion to $8.4 billion in 2007 compared to 2006 due to higher net charge-offs, reserve additions and the absence of 2006 commercial reserve releases. Higher net charge-offs of $1.9 billion were primarily driven by seasoning of the consumer portfolios, seasoning and deterioration in the small business and home equity portfolios as well as lower commercial recoveries. Reserves were increased in the home equity and homebuilder loan portfolios on continued weakness in the housing market. Reserves were also added for small business portfolio seasoning and deterioration as well as growth in the consumer portfolios. These increases were partially offset by reductions in reserves from the sale of the Argentina portfolio in the first quarter of 2007. For more information on credit quality, see Provision for Credit Losses beginning on page 83.

Noninterest Expense

Table 3 Noninterest Expense

(Dollars in millions)	2007	2006
Personnel	**$18,753**	$18,211
Occupancy	**3,038**	2,826
Equipment	**1,391**	1,329
Marketing	**2,356**	2,336
Professional fees	**1,174**	1,078
Amortization of intangibles	**1,676**	1,755
Data processing	**1,962**	1,732
Telecommunications	**1,013**	945
Other general operating	**5,237**	4,580
Merger and restructuring charges	**410**	805
Total noninterest expense	**$37,010**	$35,597

Noninterest expense increased $1.4 billion to $37.0 billion in 2007 compared to 2006, primarily due to increases in personnel expense and other general operating expense partially offset by a decrease in merger and restructuring charges. Personnel expense increased $542 million due to the acquisitions of LaSalle and U.S. Trust Corporation partially offset by a reduction in performance-based incentive compensation within *GCIB*. Other general operating expense increased by $657 million and was impacted by our acquisitions and various other items including litigation-related costs. Merger and restructuring charges decreased $395 million mainly due to the declining integration costs associated with the MBNA acquisition partially offset by costs associated with the integration of U.S. Trust Corporation and LaSalle.

Income Tax Expense

Income tax expense was $5.9 billion in 2007 compared to $10.8 billion in 2006, resulting in an effective tax rate of 28.4 percent in 2007 and 33.9 percent in 2006. The decrease in the effective tax rate was primarily due to lower pre-tax income, a one-time tax benefit from restructuring our existing non-U.S. based commercial aircraft leasing business and an increase in the relative percentage of our earnings taxed solely outside of the U.S. In addition, the 2007 effective tax rate excludes the impact of a $175 million charge in 2006 resulting from a change in tax legislation. For more information on income tax expense, see *Note 18 – Income Taxes* to the Consolidated Financial Statements.

Table 4 Selected Balance Sheet Data

(Dollars in millions)	December 31 2007	December 31 2006	Average Balance 2007	Average Balance 2006
Assets				
Federal funds sold and securities purchased under agreements to resell	$ 129,552	$ 135,478	$ 155,828	$ 175,334
Trading account assets	162,064	153,052	187,287	145,321
Debt securities	214,056	192,846	186,466	225,219
Loans and leases, net of allowance for loan and lease losses	864,756	697,474	766,329	643,259
All other assets	345,318	280,887	306,163	277,548
Total assets	$1,715,746	$1,459,737	$1,602,073	$1,466,681
Liabilities				
Deposits	$ 805,177	$ 693,497	$ 717,182	$ 672,995
Federal funds purchased and securities sold under agreements to repurchase	221,435	217,527	253,481	286,903
Trading account liabilities	77,342	67,670	82,721	64,689
Commercial paper and other short-term borrowings	191,089	141,300	171,333	124,229
Long-term debt	197,508	146,000	169,855	130,124
All other liabilities	76,392	58,471	70,839	57,278
Total liabilities	1,568,943	1,324,465	1,465,411	1,336,218
Shareholders' equity	146,803	135,272	136,662	130,463
Total liabilities and shareholders' equity	$1,715,746	$1,459,737	$1,602,073	$1,466,681

At December 31, 2007, total assets were $1.7 trillion, an increase of $256.0 billion, or 18 percent, from December 31, 2006. Growth in period end total assets was due to an increase in loans and leases, AFS debt securities and all other assets. The increase in loans and leases was attributable to organic growth and the LaSalle merger. The increases in AFS debt securities and all other assets were driven by the LaSalle merger. The fair value of the assets acquired in the LaSalle merger was approximately $120 billion. All other assets also increased due to higher loans held-for-sale and the fair market value adjustment associated with our investment in China Construction Bank (CCB).

Average total assets in 2007 increased $135.4 billion, or nine percent, from 2006 primarily due to the increase in average loans and leases driven by the same factors as described above. Average trading account assets also increased during 2007 reflective of growth in the underlying business in the first half of 2007. These increases were partially offset by a decrease in AFS debt securities. The acquisition of LaSalle occurred in the fourth quarter of 2007 minimizing its impact on the average balance sheet.

At December 31, 2007, total liabilities were $1.6 trillion, an increase of $244.5 billion, or 18 percent, from December 31, 2006. Average total liabilities in 2007 increased $129.2 billion, or 10 percent, from 2006. The increase in period end and average total liabilities was attributable to increases in deposits and long-term debt, which were utilized to support the growth in overall assets. In addition, the increase in period end and average total liabilities was due to the funding of, and the assumption of liabilities associated with, the LaSalle merger. The fair value of the liabilities assumed in the LaSalle merger was approximately $100 billion.

Trading Account Assets

Trading account assets consist primarily of fixed income securities (including government and corporate debt), equity and convertible instruments. The average balance increased $42.0 billion to $187.3 billion in 2007, due to growth in client-driven market-making activities in interest rate, credit and equity products but was negatively impacted by the market disruptions in the second half of 2007. For additional information, see Market Risk Management beginning on page 86.

Debt Securities

AFS debt securities include fixed income securities such as mortgage-backed securities, foreign debt, ABS, municipal debt, U.S. Government agencies and corporate debt. We use the AFS portfolio primarily to manage interest rate risk and liquidity risk and to take advantage of market conditions that create more economically attractive returns on these investments. The average balance in the debt securities portfolio decreased $38.8 billion from 2006 due to the third quarter 2006 sale of $43.7 billion of mortgage-backed securities as well as maturities and paydowns. The period end balances were also impacted by the addition of LaSalle. For additional information on our AFS debt securities portfolio, see Market Risk Management – Securities on page 91 and *Note 5 – Securities* to the Consolidated Financial Statements.

Loans and Leases, Net of Allowance for Loan and Lease Losses

Average loans and leases, net of allowance for loan and lease losses, was $766.3 billion in 2007, an increase of 19 percent from 2006. The average consumer loan and lease portfolio increased $88.3 billion primarily due to higher retained mortgage production. The average commercial loan and lease portfolio increased $35.4 billion primarily due to organic growth. The average commercial and, to a lesser extent, consumer loans and leases increased due to the addition of loans acquired as a result of the LaSalle merger. For a more detailed discussion of the loan portfolio and the allowance for credit losses, see Credit Risk Management beginning on page 69, *Note 6 – Outstanding Loans and Leases* and *Note 7 – Allowance for Credit Losses* to the Consolidated Financial Statements.

All Other Assets

Period end all other assets increased $64.4 billion at December 31, 2007, an increase of 23 percent from December 31, 2006, driven primarily by an increase of $15.9 billion in loans held-for-sale and a pre-tax $13.4 billion fair value adjustment associated with our CCB investment. Additionally, the increase in all other assets was impacted by the LaSalle merger.

Deposits

Average deposits increased $44.2 billion to $717.2 billion in 2007 compared to 2006 due to a $31.3 billion increase in average domestic interest-bearing deposits and a $16.6 billion increase in average foreign interest-bearing deposits. We categorize our deposits as core or market-based deposits. Core deposits are generally customer-based and represent a stable, low-cost funding source that usually reacts more slowly to interest rate changes than market-based deposits. Core deposits include savings, NOW and money market accounts, consumer CDs and IRAs, and noninterest-bearing deposits. Core deposits exclude negotiable CDs, public funds, other domestic time deposits and foreign interest-bearing deposits. Average core deposits increased $19.3 billion to $593.9 billion in 2007, a three percent increase from the prior year. The increase was attributable to growth in our average consumer CDs and IRAs due to a shift from noninterest-bearing and lower yielding deposits to our higher yielding CDs. Average market-based deposit funding increased $24.9 billion to $123.3 billion in 2007 compared to 2006 due to increases of $16.6 billion in foreign interest-bearing deposits and $8.4 billion in negotiable CDs, public funds and other time deposits related to funding of growth in core and market-based assets. The increase in deposits was also impacted by the assumption of deposits, primarily money market, consumer CDs, and other domestic time deposits associated with the LaSalle merger.

Trading Account Liabilities

Trading account liabilities consist primarily of short positions in fixed income securities (including government and corporate debt), equity and convertible instruments. The average balance increased $18.0 billion to $82.7 billion in 2007, which was due to growth in client-driven market-making activities in equity products, partially offset by a reduction in usage targets for a variety of client activities.

Commercial Paper and Other Short-term Borrowings

Commercial paper and other short-term borrowings provide a funding source to supplement deposits in our ALM strategy. The average balance increased $47.1 billion to $171.3 billion in 2007, mainly due to increased commercial paper and Federal Home Loan Bank advances to fund core asset growth, primarily in the ALM portfolio and the funding of the LaSalle acquisition.

Long-term Debt

Average long-term debt increased $39.7 billion to $169.9 billion. The increase resulted from the funding of core asset growth, and the funding of, and assumption of liabilities associated with, the LaSalle merger. For additional information, see *Note 12 – Short-term Borrowings and Long-term Debt* to the Consolidated Financial Statements.

Shareholders' Equity

Period end and average shareholders' equity increased $11.5 billion and $6.2 billion due to net income, increased net gains in accumulated OCI, including an $8.4 billion, net-of-tax, fair value adjustment relating to our investment in CCB, common stock issued in connection with employee benefit plans, and preferred stock issued. These increases were partially offset by dividend payments, share repurchases and the adoption of certain new accounting standards.

Table 5 Five Year Summary of Selected Financial Data

(Dollars in millions, except per share information)	2007	2006	2005	2004	2003
Income statement					
Net interest income	$ 34,433	$ 34,591	$ 30,737	$ 27,960	$ 20,505
Noninterest income	31,886	37,989	26,438	22,729	18,270
Total revenue, net of interest expense	66,319	72,580	57,175	50,689	38,775
Provision for credit losses	8,385	5,010	4,014	2,769	2,839
Noninterest expense, before merger and restructuring charges	36,600	34,792	28,269	26,394	20,155
Merger and restructuring charges	410	805	412	618	-
Income before income taxes	20,924	31,973	24,480	20,908	15,781
Income tax expense	5,942	10,840	8,015	6,961	5,019
Net income	14,982	21,133	16,465	13,947	10,762
Average common shares issued and outstanding (in thousands)	4,423,579	4,526,637	4,008,688	3,758,507	2,973,407
Average diluted common shares issued and outstanding (in thousands)	4,480,254	4,595,896	4,068,140	3,823,943	3,030,356
Performance ratios					
Return on average assets	0.94%	1.44%	1.30%	1.34%	1.44%
Return on average common shareholders' equity	11.08	16.27	16.51	16.47	21.50
Return on average tangible shareholders' equity [1]	22.25	32.80	30.19	28.93	27.84
Total ending equity to total ending assets	8.56	9.27	7.86	9.03	6.76
Total average equity to total average assets	8.53	8.90	7.86	8.12	6.69
Dividend payout	72.26	45.66	46.61	46.31	39.76
Per common share data					
Earnings	$ 3.35	$ 4.66	$ 4.10	$ 3.71	$ 3.62
Diluted earnings	3.30	4.59	4.04	3.64	3.55
Dividends paid	2.40	2.12	1.90	1.70	1.44
Book value	32.09	29.70	25.32	24.70	16.86
Market price per share of common stock					
Closing	$ 41.26	$ 53.39	$ 46.15	$ 46.99	$ 40.22
High closing	54.05	54.90	47.08	47.44	41.77
Low closing	41.10	43.09	41.57	38.96	32.82
Market capitalization	$ 183,107	$ 238,021	$ 184,586	$ 190,147	$ 115,926
Average balance sheet					
Total loans and leases	$ 776,154	$ 652,417	$ 537,218	$ 472,617	$ 356,220
Total assets	1,602,073	1,466,681	1,269,892	1,044,631	749,104
Total deposits	717,182	672,995	632,432	551,559	406,233
Long-term debt	169,855	130,124	97,709	92,303	67,077
Common shareholders' equity	133,555	129,773	99,590	84,584	50,035
Total shareholders' equity	136,662	130,463	99,861	84,815	50,091
Asset Quality					
Allowance for credit losses [2]	$ 12,106	$ 9,413	$ 8,440	$ 9,028	$ 6,579
Nonperforming assets measured at historical cost	5,948	1,856	1,603	2,455	3,021
Allowance for loan and lease losses as a percentage of total loans and leases outstanding measured at historical cost [3]	1.33%	1.28%	1.40%	1.65%	1.66%
Allowance for loan and lease losses as a percentage of total nonperforming loans and leases measured at historical cost	207	505	532	390	215
Net charge-offs	$ 6,480	$ 4,539	$ 4,562	$ 3,113	$ 3,106
Net charge-offs as a percentage of average loans and leases outstanding measured at historical cost [3]	0.84%	0.70%	0.85%	0.66%	0.87%
Nonperforming loans and leases as a percentage of total loans and leases outstanding measured at historical cost [3]	0.64	0.25	0.26	0.42	0.77
Nonperforming assets as a percentage of total loans, leases and foreclosed properties [3]	0.68	0.26	0.28	0.47	0.81
Ratio of the allowance for loan and lease losses at December 31 to net charge-offs	1.79	1.99	1.76	2.77	1.98
Capital ratios (period end)					
Risk-based capital:					
Tier 1	6.87%	8.64%	8.25%	8.20%	8.02%
Total	11.02	11.88	11.08	11.73	12.05
Tier 1 Leverage	5.04	6.36	5.91	5.89	5.86

(1) Tangible shareholders' equity is a non-GAAP measure. For additional information on ROTE and a corresponding reconciliation of tangible shareholders' equity to a GAAP financial measure, see Supplemental Financial Data beginning on page 42.

(2) Includes the allowance for loan and lease losses, and the reserve for unfunded lending commitments.

(3) Ratios do not include loans measured at fair value in accordance with SFAS 159 at and for the year ended December 31, 2007. Loans measured at fair value were $4.59 billion at December 31, 2007.

Supplemental Financial Data

Table 6 provides a reconciliation of the supplemental financial data mentioned below with financial measures defined by GAAP. Other companies may define or calculate supplemental financial data differently.

Operating Basis Presentation

In managing our business, we may at times look at performance excluding certain nonrecurring items. For example, as an alternative to net income, we view results on an operating basis, which represents net income excluding merger and restructuring charges. The operating basis of presentation is not defined by GAAP. We believe that the exclusion of merger and restructuring charges, which represent events outside our normal operations, provides a meaningful year-to-year comparison and is more reflective of normalized operations.

Net Interest Income – FTE Basis

In addition, we view net interest income and related ratios and analysis (i.e., efficiency ratio, net interest yield and operating leverage) on a FTE basis. Although this is a non-GAAP measure, we believe managing the business with net interest income on a FTE basis provides a more accurate picture of the interest margin for comparative purposes. To derive the FTE basis, net interest income is adjusted to reflect tax-exempt income on an equivalent before-tax basis with a corresponding increase in income tax expense. For purposes of this calculation, we use the federal statutory tax rate of 35 percent. This measure ensures comparability of net interest income arising from taxable and tax-exempt sources.

Performance Measures

As mentioned above, certain performance measures including the efficiency ratio, net interest yield and operating leverage utilize net interest income (and thus total revenue) on a FTE basis. The efficiency ratio measures the costs expended to generate a dollar of revenue, and net interest yield evaluates how many basis points we are earning over the cost of funds. Operating leverage measures the total percentage revenue growth minus the total percentage expense growth for the corresponding period. During our annual integrated planning process, we set operating leverage and efficiency targets for the Corporation and each line of business. We believe the use of these non-GAAP measures provides additional clarity in assessing our results. Targets vary by year and by business, and are based on a variety of factors including maturity of the business, investment appetite, competitive environment, market factors, and other items (e.g., risk appetite). The aforementioned performance measures and ratios, return on average assets and dividend payout ratio, as well as those measures discussed more fully below, are presented in Table 6.

Return on Average Common Shareholders' Equity and Return on Average Tangible Shareholders' Equity

We also evaluate our business based upon ROE and ROTE measures. ROE and ROTE utilize non-GAAP allocation methodologies. ROE measures the earnings contribution of a unit as a percentage of the shareholders' equity allocated to that unit. ROTE measures our earnings contribution as a percentage of shareholders' equity reduced by goodwill. These measures are used to evaluate our use of equity (i.e., capital) at the individual unit level and are integral components in the analytics for resource allocation. In addition, profitability, relationship, and investment models all use ROE as key measures to support our overall growth goal.

Table 6 Supplemental Financial Data and Reconciliations to GAAP Financial Measures

(Dollars in millions)	2007	2006	2005	2004	2003
Operating basis					
Operating earnings	$ 15,240	$ 21,640	$ 16,740	$ 14,358	$ 10,762
Return on average assets	0.95%	1.48%	1.32%	1.37%	1.44%
Return on average common shareholders' equity	11.27	16.66	16.79	16.96	21.50
Return on average tangible shareholders' equity	22.64	33.59	30.70	29.79	27.84
Operating efficiency ratio (FTE basis)	53.77	47.14	48.73	51.35	51.13
Dividend payout ratio	71.02	44.59	45.84	44.98	39.76
Operating leverage (FTE basis)	(12.97)	4.15	5.74	(0.55)	(0.41)
FTE basis data					
Net interest income	$ 36,182	$ 35,815	$ 31,569	$ 28,677	$ 21,149
Total revenue, net of interest expense	68,068	73,804	58,007	51,406	39,419
Net interest yield	2.60%	2.82%	2.84%	3.17%	3.26%
Efficiency ratio	54.37	48.23	49.44	52.55	51.13
Reconciliation of net income to operating earnings					
Net income	$ 14,982	$ 21,133	$ 16,465	$ 13,947	$ 10,762
Merger and restructuring charges	410	805	412	618	–
Related income tax benefit	(152)	(298)	(137)	(207)	–
Operating earnings	$ 15,240	$ 21,640	$ 16,740	$ 14,358	$ 10,762
Reconciliation of average shareholders' equity to average tangible shareholders' equity					
Average shareholders' equity	$136,662	$130,463	$ 99,861	$ 84,815	$ 50,091
Average goodwill	(69,333)	(66,040)	(45,331)	(36,612)	(11,440)
Average tangible shareholders' equity	$ 67,329	$ 64,423	$ 54,530	$ 48,203	$ 38,651
Reconciliation of return on average assets to operating return on average assets					
Return on average assets	0.94%	1.44%	1.30%	1.34%	1.44%
Effect of merger and restructuring charges, net-of-tax	0.01	0.04	0.02	0.03	–
Operating return on average assets	0.95%	1.48%	1.32%	1.37%	1.44%
Reconciliation of return on average common shareholders' equity to operating return on average common shareholders' equity					
Return on average common shareholders' equity	11.08%	16.27%	16.51%	16.47%	21.50%
Effect of merger and restructuring charges, net-of-tax	0.19	0.39	0.28	0.49	–
Operating return on average common shareholders' equity	11.27%	16.66%	16.79%	16.96%	21.50%
Reconciliation of return on average tangible shareholders' equity to operating return on average tangible shareholders' equity					
Return on average tangible shareholders' equity	22.25%	32.80%	30.19%	28.93%	27.84%
Effect of merger and restructuring charges, net-of-tax	0.39	0.79	0.51	0.86	–
Operating return on average tangible shareholders' equity	22.64%	33.59%	30.70%	29.79%	27.84%
Reconciliation of efficiency ratio to operating efficiency ratio (FTE basis)					
Efficiency ratio	54.37%	48.23%	49.44%	52.55%	51.13%
Effect of merger and restructuring charges	(0.60)	(1.09)	(0.71)	(1.20)	–
Operating efficiency ratio	53.77%	47.14%	48.73%	51.35%	51.13%
Reconciliation of dividend payout ratio to operating dividend payout ratio					
Dividend payout ratio	72.26%	45.66%	46.61%	46.31%	39.76%
Effect of merger and restructuring charges, net-of-tax	(1.24)	(1.07)	(0.77)	(1.33)	–
Operating dividend payout ratio	71.02%	44.59%	45.84%	44.98%	39.76%
Reconciliation of operating leverage to operating basis operating leverage (FTE basis)					
Operating leverage	(11.74)%	3.12%	6.67%	(3.62)%	(0.41)%
Effect of merger and restructuring charges	(1.23)	1.03	(0.93)	3.07	–
Operating leverage	(12.97)%	4.15%	5.74%	(0.55)%	(0.41)%

Table 7 Core Net Interest Income – Managed Basis

(Dollars in millions)	2007	2006	2005
Net interest income [1]			
As reported	$ 36,182	$ 35,815	$ 31,569
Impact of market-based net interest income [2]	(2,716)	(1,660)	(1,975)
Core net interest income	33,466	34,155	29,594
Impact of securitizations [3]	7,841	7,045	323
Core net interest income – managed basis	$ 41,307	$ 41,200	$ 29,917
Average earning assets			
As reported	$1,390,192	$1,269,144	$1,111,994
Impact of market-based earning assets [2]	(412,326)	(370,187)	(323,361)
Core average earning assets	977,866	898,957	788,633
Impact of securitizations	103,371	98,152	9,033
Core average earning assets – managed basis	$1,081,237	$ 997,109	$ 797,666
Net interest yield contribution [1]			
As reported	2.60%	2.82%	2.84%
Impact of market-based activities [2]	0.82	0.98	0.91
Core net interest yield on earning assets	3.42	3.80	3.75
Impact of securitizations	0.40	0.33	–
Core net interest yield on earning assets – managed basis	3.82%	4.13%	3.75%

[1] FTE basis

[2] Represents the impact of market-based amounts included in the *CMAS* business within *GCIB* and excludes $70 million of net interest income on loans for which the fair value option has been elected.

[3] Represents the impact of securitizations utilizing actual bond costs. This is different from the business segment view which utilizes funds transfer pricing methodologies.

Core Net Interest Income – Managed Basis

We manage core net interest income – managed basis, which adjusts reported net interest income on a FTE basis for the impact of market-based activities and certain securitizations, net of retained securities. As discussed in the *GCIB* business segment section beginning on page 50, we evaluate our market-based results and strategies on a total market-based revenue approach by combining net interest income and noninterest income for *CMAS*. We also adjust for loans that we originated and subsequently sold into certain securitizations. These securitizations include off-balance sheet loans and leases, primarily credit card securitizations where servicing is retained by the Corporation, but excludes first mortgage securitizations. Noninterest income, rather than net interest income and provision for credit losses, is recorded for assets that have been securitized as we are compensated for servicing the securitized assets and record servicing income and gains or losses on securitizations, where appropriate. We believe the use of this non-GAAP presentation provides additional clarity in managing our results. An analysis of core net interest income – managed basis, core average earning assets – managed basis and core net interest yield on earning assets – managed basis, which adjusts for the impact of these two non-core items from reported net interest income on a FTE basis, is shown in the table above.

Core net interest income on a managed basis increased $107 million in 2007 compared to 2006. The increase was driven by higher levels of consumer and commercial loans, the impact of the LaSalle acquisition, and a one-time tax benefit from restructuring our existing non-U.S. based commercial aircraft leasing business. These increases were partially offset by spread compression, increased hedge costs and the impact of divestitures of certain foreign operations in late 2006 and the beginning of 2007.

On a managed basis, core average earning assets increased $84.1 billion in 2007 compared to 2006 due to higher levels of consumer and commercial managed loans and increased levels from ALM activities partially offset by a decrease in average balances from the divestitures mentioned above.

Core net interest yield on a managed basis decreased 31 bps to 3.82 percent compared to 2006 and was driven by spread compression, higher costs of deposits, the impact of the funding of the LaSalle merger and the sale of certain foreign operations.

Business Segment Operations

Segment Description

We report the results of our operations through three business segments: *GCSBB*, *GCIB* and *GWIM*, with the remaining operations recorded in *All Other*. Certain prior period amounts have been reclassified to conform to current period presentation. For more information on our basis of presentation, selected financial information for the business segments and reconciliations to consolidated total revenue, net income and period end total asset amounts, see *Note 22 – Business Segment Information* to the Consolidated Financial Statements.

Basis of Presentation

We prepare and evaluate segment results using certain non-GAAP methodologies and performance measures, many of which are discussed in Supplemental Financial Data beginning on page 42. We begin by evaluating the operating results of the businesses which by definition excludes merger and restructuring charges. The segment results also reflect certain revenue and expense methodologies which are utilized to determine net income. The net interest income of the businesses includes the results of a funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics.

The management accounting reporting process derives segment and business results by utilizing allocation methodologies for revenue, expense and capital. The net income derived for the businesses is dependent upon revenue and cost allocations using an activity-based costing model, funds transfer pricing, and other methodologies and assumptions management believes are appropriate to reflect the results of the business.

Our ALM activities maintain an overall interest rate risk management strategy that incorporates the use of interest rate contracts to manage fluctuations in earnings that are caused by interest rate volatility. Our goal is to manage interest rate sensitivity so that movements in interest rates do not significantly adversely affect net interest income. The results of the business segments will fluctuate based on the performance of corporate ALM activities. Some ALM activities are recorded in the businesses (*e.g., Deposits*) such as external product pricing decisions, including deposit pricing strategies, as well as the effects of our internal funds transfer pricing process. The net effects of other ALM activities are reported in each of our segments under *ALM/Other*. In addition, certain residual impacts of the funds transfer pricing process are retained in *All Other*.

Certain expenses not directly attributable to a specific business segment are allocated to the segments based on pre-determined means. The most significant of these expenses include data processing costs, item processing costs and certain centralized or shared functions. Data processing costs are allocated to the segments based on equipment usage. Item processing costs are allocated to the segments based on the volume of items processed for each segment. The costs of certain centralized or shared functions are allocated based on methodologies which reflect utilization.

Equity is allocated to business segments and related businesses using a risk-adjusted methodology incorporating each unit's credit, market, interest rate and operational risk components. The Corporation as a whole benefits from risk diversification across the different businesses. This benefit is reflected as a reduction to allocated equity for each segment and is recorded in *ALM/Other*. The nature of these risks is discussed further beginning on page 65. Average equity is allocated to the business segments and related businesses, and is impacted by the portion of goodwill that is specifically assigned to the businesses and the unallocated portion of goodwill that resides in *ALM/Other*.

Global Consumer and Small Business Banking

(Dollars in millions)	2007				
	Total [1]	Deposits	Card Services [1]	Consumer Real Estate [2]	ALM/ Other
Net interest income [3]	$ 28,809	$ 9,423	$ 16,562	$ 2,281	$ 543
Noninterest income:					
Card income	10,189	2,155	8,028	6	-
Service charges	6,008	6,003	-	5	-
Mortgage banking income	1,333	-	-	1,333	-
All other income	1,343	(4)	943	54	350
Total noninterest income	18,873	8,154	8,971	1,398	350
Total revenue, net of interest expense	47,682	17,577	25,533	3,679	893
Provision for credit losses [4]	12,929	256	11,317	1,041	315
Noninterest expense	20,060	9,106	8,294	2,033	627
Income (loss) before income taxes	14,693	8,215	5,922	605	(49)
Income tax expense (benefit) [3]	5,263	2,988	2,210	234	(169)
Net income	$ 9,430	$ 5,227	$ 3,712	$ 371	$ 120
Net interest yield [3]	8.15%	2.97%	7.87%	2.04%	n/m
Return on average equity [5]	14.94	33.61	8.43	9.00	n/m
Efficiency ratio [3]	42.07	51.81	32.49	55.24	n/m
Period end – total assets [6]	$442,987	$358,626	$257,000	$133,324	n/m

(Dollars in millions)	2006				
	Total [1]	Deposits	Card Services [1]	Consumer Real Estate [2]	ALM/ Other
Net interest income [3]	$ 28,197	$ 9,405	$ 16,357	$ 1,994	$441
Noninterest income:					
Card income	9,374	1,907	7,460	7	–
Service charges	5,342	5,338	–	4	–
Mortgage banking income	877	–	–	877	–
All other income	1,136	1	819	27	289
Total noninterest income	16,729	7,246	8,279	915	289
Total revenue, net of interest expense	44,926	16,651	24,636	2,909	730
Provision for credit losses [4]	8,534	165	8,089	63	217
Noninterest expense	18,375	8,783	7,519	1,718	355
Income before income taxes	18,017	7,703	9,028	1,128	158
Income tax expense [3]	6,639	2,840	3,328	416	55
Net income	$ 11,378	$ 4,863	$ 5,700	$ 712	$103
Net interest yield [3]	8.20%	2.93%	8.52%	2.19%	n/m
Return on average equity [5]	18.11	33.42	12.90	22.18	n/m
Efficiency ratio [3]	40.90	52.75	30.52	59.06	n/m
Period end – total assets [6]	$399,373	$339,717	$235,106	$101,175	n/m

[1] Presented on a managed basis, specifically *Card Services*.
[2] Effective January 1, 2007, *GCSBB* combined the former *Mortgage* and *Home Equity* businesses into *Consumer Real Estate*.
[3] FTE basis
[4] Represents provision for credit losses on held loans combined with realized credit losses associated with the securitized loan portfolio.
[5] Average allocated equity for *GCSBB* was $63.1 billion and $62.8 billion in 2007 and 2006.
[6] Total assets include asset allocations to match liabilities (i.e., deposits).
n/m = not meaningful

(Dollars in millions)	December 31		Average Balance	
	2007	2006	2007	2006
Total loans and leases	**$359,946**	$307,661	**$327,810**	$288,131
Total earning assets [1]	**383,384**	343,338	**353,591**	344,013
Total assets [1]	**442,987**	399,373	**408,034**	396,559
Total deposits	**344,850**	329,195	**328,918**	332,242

[1] Total earning assets and total assets include asset allocations to match liabilities (i.e., deposits).

The strategy for *GCSBB* is to attract, retain and deepen customer relationships. We achieve this strategy through our ability to offer a wide range of products and services through a franchise that stretches coast to coast through 32 states and the District of Columbia. We also provide credit card products to customers in Canada, Ireland, Spain and the United Kingdom. In the U.S., we serve approximately 59 million consumer and small business relationships utilizing our network of 6,149 banking centers, 18,753 domestic branded ATMs, and telephone and Internet channels. Within *GCSBB*, there are three primary businesses: *Deposits*, *Card Services*, and *Consumer Real Estate*. In addition, *ALM/Other* includes the results of ALM activities and other consumer-related businesses (e.g., insurance). *GCSBB*, specifically *Card Services*, is presented on a managed basis. For a reconciliation of managed *GCSBB* to held *GCSBB*, see *Note 22 – Business Segment Information* to the Consolidated Financial Statements.

During 2007, Visa Inc. filed a registration statement with the SEC with respect to a proposed IPO. Subject to market conditions and other factors, Visa Inc. expects the IPO to occur in the first half of 2008. We expect to record a gain associated with the IPO. In addition, we expect that a portion of the proceeds from the IPO will be used by Visa Inc. to fund liabilities arising from litigation which would allow us to record an offset to the litigation liabilities that we recorded in the fourth quarter of 2007 as discussed below.

Net income decreased $1.9 billion, or 17 percent, to $9.4 billion compared to 2006 as increases in noninterest income and net interest income were more than offset by increases in provision for credit losses and noninterest expense.

Net interest income increased $612 million, or two percent, to $28.8 billion due to the impacts of organic growth and the LaSalle acquisition on average loans and leases, and deposits compared to 2006. Noninterest income increased $2.1 billion, or 13 percent, to $18.9 billion compared to the same period in 2006, mainly due to increases in card income, service charges and mortgage banking income.

Provision for credit losses increased $4.4 billion, or 51 percent, to $12.9 billion compared to 2006. This increase primarily resulted from a $3.2 billion increase in *Card Services* and a $978 million increase in *Consumer Real Estate*. For further discussion of the increase in provision for credit losses related to *Card Services* and *Consumer Real Estate*, see their respective discussions.

Noninterest expense increased $1.7 billion, or nine percent, to $20.1 billion largely due to increases in personnel-related expenses, Visa-related litigation costs, equally allocated to *Card Services* and *Treasury Services* on a management accounting basis, and technology related costs. For additional information on Visa-related litigation, see *Note 13 – Commitments and Contingencies* to the Consolidated Financial Statements.

Deposits

Deposits provides a comprehensive range of products to consumers and small businesses. Our products include traditional savings accounts, money market savings accounts, CDs and IRAs, and noninterest and interest-bearing checking accounts. Debit card results are also included in *Deposits*.

Deposit products provide a relatively stable source of funding and liquidity. We earn net interest spread revenues from investing this liquidity in earning assets through client-facing lending activity and our ALM activities. The revenue is allocated to the deposit products using our funds transfer pricing process which takes into account the interest rates and maturity characteristics of the deposits. Deposits also generate fees such as account service fees, non-sufficient fund fees, overdraft charges and ATM fees, while debit cards generate merchant interchange fees based on purchase volume.

Excluding accounts obtained through acquisitions, we added approximately 2.3 million net new retail checking accounts in 2007. These additions resulted from continued improvement in sales and service results in the Banking Center Channel and Online, and the success of such products as Keep the Change™, Risk Free CDs, Balance Rewards and Affinity.

We continue to migrate qualifying affluent customers and their related deposit balances from *GCSBB* to *GWIM*. In 2007, a total of $11.4 billion of deposits were migrated from *GCSBB* to *GWIM* compared to $10.7 billion in 2006. After migration, the associated net interest income, service charges and noninterest expense are recorded in *GWIM*.

Net income increased $364 million, or seven percent, to $5.2 billion compared to 2006 as an increase in noninterest income was partially offset by an increase in noninterest expense. Net interest income remained relatively flat at $9.4 billion compared to 2006 as the addition of LaSalle and higher deposit spreads resulting from disciplined pricing were offset by the impact of lower balances. Average deposits decreased $3.2 billion, or one percent, largely due to the migration of customer relationships and related balances to *GWIM*, partially offset by the acquisition of LaSalle. The increase in noninterest income was driven by higher service charges of $665 million, or 12 percent, primarily as a result of new demand deposit account growth and the addition of LaSalle. Additionally, debit card revenue growth of $248 million, or 13 percent, was due to a higher number of checking accounts, increased usage, the addition of LaSalle and market penetration (i.e., increase in the number of existing account holders with debit cards).

Noninterest expense increased $323 million, or four percent, to $9.1 billion compared to 2006, primarily due to the addition of LaSalle, and to higher account and transaction volumes.

Card Services

Card Services, which excludes the results of debit cards (included in *Deposits*), provides a broad offering of products, including U.S. Consumer and Business Card, Unsecured Lending, and International Card. We offer a variety of co-branded and affinity credit card products and have become the leading issuer of credit cards through endorsed marketing in the U.S. and Europe. During 2007, Merchant Services was transferred to *Treasury Services* within *GCIB*. Previously their results were reported in *Card Services*. Prior period amounts have been reclassified.

The Corporation reports its *GCSBB* results, specifically *Card Services*, on a managed basis, which is consistent with the way that management evaluates the results of *GCSBB*. Managed basis assumes that securitized loans were not sold and presents earnings on these loans in a manner similar to the way loans that have not been sold (i.e., held loans) are presented. Loan securitization is an alternative funding process that is used by the Corporation to diversify funding sources. Loan securitization removes loans from the Consolidated Balance Sheet through the sale of loans to an off-balance sheet QSPE which is excluded from the Corporation's Consolidated Financial Statements in accordance with GAAP.

Securitized loans continue to be serviced by the business and are subject to the same underwriting standards and ongoing monitoring as held loans. In addition, excess servicing income is exposed to similar credit risk and repricing of interest rates as held loans.

Net income decreased $2.0 billion, or 35 percent, to $3.7 billion compared to 2006 as growth in noninterest income and net interest income was more than offset by higher provision for credit losses and noninterest expense. Net interest income increased $205 million, or one percent, to $16.6 billion as an increase in managed average loans and leases of $18.5 billion was partially offset by spread compression.

Noninterest income increased $692 million, or eight percent, to $9.0 billion mainly due to higher cash advance fees related to organic loan growth in domestic credit card and unsecured lending. All other income increased $124 million primarily due to higher foreign revenues.

Provision for credit losses increased $3.2 billion, or 40 percent, to $11.3 billion compared to 2006. The increase was primarily driven by higher managed net losses from portfolio seasoning and increases from unusually low loss levels experienced in 2006 post bankruptcy reform. The higher provision was also driven by reserve increases in our small business portfolio reflective of growth in the business and portfolio deterioration. In addition, higher provision was due to seasoning of the unsecured lending portfolio. These increases in provision were partially offset by a higher level of reserve reduction from the addition of higher loss profile accounts to the domestic credit card securitization trust.

Noninterest expense increased $775 million, or 10 percent, to $8.3 billion compared to 2006, largely due to increases in personnel-related expenses, *Card Services*' allocation of the Visa-related litigation costs and technology related costs. For additional information on Visa-related litigation, see *Note 13 – Commitments and Contingencies* to the Consolidated Financial Statements.

Key Statistics

(Dollars in millions)	2007	2006
Card Services		
Average – total loans and leases:		
Managed	**$209,774**	$191,314
Held	**106,490**	95,076
Period end – total loans and leases:		
Managed	**227,822**	203,151
Held	**124,855**	101,286
Managed net losses [1]:		
Amount	**10,099**	7,236
Percent	**4.81%**	3.78%
Credit Card [2]		
Average – total loans and leases:		
Managed	**$171,376**	$163,409
Held	**70,242**	72,979
Period end – total loans and leases:		
Managed	**183,691**	170,489
Held	**80,724**	72,194
Managed net losses [1]:		
Amount	**8,214**	6,375
Percent	**4.79%**	3.90%

[1] Represents net charge-offs on held loans combined with realized credit losses associated with the securitized loan portfolio.

[2] Includes U.S. consumer card and foreign credit card. Does not include business card and unsecured lending.

The table above and the discussion below presents select key indicators for the *Card Services* and credit card portfolios.

Managed *Card Services* net losses increased $2.9 billion to $10.1 billion, or 4.81 percent of average outstandings, compared to $7.2 billion, or 3.78 percent (3.93 percent excluding the impact of SOP 03-3) in 2006. This increase was primarily driven by portfolio seasoning and increases from the unusually low loss levels experienced in 2006 post bankruptcy reform.

Managed *Card Services* total average loans and leases increased $18.5 billion to $209.8 billion compared to the same period in 2006, driven by growth in the unsecured lending, foreign and domestic card portfolios.

Managed credit card net losses increased $1.8 billion to $8.2 billion, or 4.79 percent of average credit card outstandings, compared to $6.4 billion, or 3.90 percent (3.99 percent excluding the impact of SOP 03-3) in 2006. The increase was driven by portfolio seasoning and increases from the unusually low loss levels experienced in 2006 post bankruptcy reform.

Managed credit card total average loans and leases increased $8.0 billion to $171.4 billion compared to the same period in 2006. The increase was driven by growth in the foreign and domestic portfolios.

For more information on credit quality, see Consumer Portfolio Credit Risk Management beginning on page 70.

Consumer Real Estate

Consumer Real Estate generates revenue by providing an extensive line of consumer real estate products and services to customers nationwide. *Consumer Real Estate* products are available to our customers through a retail network of personal bankers located in 6,149 banking centers, mortgage loan officers in nearly 200 locations and through a sales force offering our customers direct telephone and online access to our products. *Consumer Real Estate* products include fixed and adjustable rate loans for home purchase and refinancing needs, reverse mortgages, lines of credit and home equity loans. Mortgage products are either sold into the secondary mortgage market to investors, while retaining the Bank of America customer relationships, or are held on our balance sheet for ALM purposes. *Consumer Real Estate* is not impacted by the Corporation's mortgage production retention decisions as *Consumer Real Estate* is compensated for the decision on a management accounting basis with a corresponding offset recorded in *All Other.*

The *Consumer Real Estate* business includes the origination, fulfillment, sale and servicing of first mortgage loan products, reverse mortgage products and home equity products. Servicing activities primarily include collecting cash for principal, interest and escrow payments from borrowers, disbursing customer draws for lines of credit and accounting for and remitting principal and interest payments to investors and escrow payments to third parties. Servicing income includes ancillary income derived in connection with these activities such as late fees.

Within *GCSBB*, the *Consumer Real Estate* first mortgage and home equity production were $93.3 billion and $69.2 billion for 2007 compared to $76.9 billion and $67.9 billion in 2006. During the second quarter of 2007, the Corporation completed the purchase of a reverse mortgage business which increased the Corporation's offerings of reverse mortgages.

Net income for *Consumer Real Estate* decreased $341 million to $371 million compared to 2006 as increases in mortgage banking income and net interest income were more than offset by higher provision for credit losses and an increase in noninterest expense. Net interest income grew $287 million, or 14 percent, to $2.3 billion and was driven by loan balances in our home equity business partially offset by spread compression. Average loans and leases increased $20.7 billion, or 24 percent. The increase in mortgage banking income of $456 million, or 52 percent, to $1.3 billion was primarily due to the election under SFAS 159 to account for certain mortgage loans held-for-sale at fair value, favorable performance of the MSRs and increased production income partially offset by widening of credit spreads during the year.

Subsequent to the adoption of SFAS 159 on January 1, 2007, mortgage loan origination fees and costs are recognized in earnings when incurred. Previously, mortgage loan origination fees and costs would have been capitalized as part of the carrying amount of the loans and recognized as a reduction of mortgage banking income upon the sale of such loans. For more information on the adoption of SFAS 159 on mortgage banking income, see Mortgage Banking Risk Management on page 93.

Noninterest expense increased $315 million, or 18 percent, to $2.0 billion compared to 2006, driven by costs associated with increased volume and the increase in cost related to the adoption of SFAS 159 as discussed above.

Provision for credit losses increased $978 million to $1.0 billion compared to 2006. This increase was driven by higher losses inherent in the home equity portfolio reflective of portfolio seasoning and the impacts of the weak housing market, particularly in geographic areas which have experienced the most significant home price declines driving a reduction in collateral value.

The *Consumer Real Estate* servicing portfolio includes loans serviced for others, and originated and retained residential mortgages. The servicing portfolio at December 31, 2007 was $516.9 billion, $97.4 billion higher than at December 31, 2006, driven by production. Included in this amount was $259.5 billion of residential first mortgage loans serviced for others.

At December 31, 2007, the residential first mortgage MSR balance was $3.1 billion, an increase of $184 million, or six percent, from December 31, 2006. This value represented 118 bps of the related unpaid principal balance, a seven bps decrease from December 31, 2006.

ALM/Other

ALM/Other is comprised primarily of the allocation of a portion of the Corporation's net interest income from ALM activities and the results of other consumer-related businesses (e.g., insurance).

Net income increased $17 million compared to 2006 as higher contributions from ALM activities were offset by increases in provision for credit losses and noninterest expense. Provision for credit losses increased $98 million to $315 million compared to 2006. This increase was driven by higher losses inherent in the small business lending portfolio managed outside of *Card Services*. For more information on the Corporation's entire small business commercial – domestic portfolio, see Commercial Portfolio Credit Risk Management beginning on page 74.

Global Corporate and Investment Banking

(Dollars in millions)	2007 Total	Business Lending	Capital Markets and Advisory Services [1]	Treasury Services	ALM/ Other
Net interest income [2]	$ 11,217	$ 5,020	$ 2,786	$ 3,814	$(403)
Noninterest income:					
Service charges	2,769	507	134	2,128	-
Investment and brokerage services	910	1	867	42	-
Investment banking income	2,537	-	2,537	-	-
Trading account profits (losses)	(5,164)	(180)	(5,050)	63	3
All other income	1,148	824	(971)	1,092	203
Total noninterest income	2,200	1,152	(2,483)	3,325	206
Total revenue, net of interest expense	13,417	6,172	303	7,139	(197)
Provision for credit losses	652	647	-	5	-
Noninterest expense	11,925	2,158	5,642	3,856	269
Income (loss) before income taxes	840	3,367	(5,339)	3,278	(466)
Income tax expense (benefit) [2]	302	1,246	(1,977)	1,213	(180)
Net income (loss)	$ 538	$ 2,121	$ (3,362)	$ 2,065	$(286)
Net interest yield [2]	1.66%	2.00%	n/m	2.79%	n/m
Return on average equity [3]	1.19	13.12	(25.41)%	26.31	n/m
Efficiency ratio [2]	88.88	34.98	n/m	54.02	n/m
Period end – total assets [4]	$776,107	$305,548	$413,115	$180,369	n/m

(Dollars in millions)	2006 Total	Business Lending	Capital Markets and Advisory Services	Treasury Services	ALM/ Other
Net interest income [2]	$ 9,877	$ 4,575	$ 1,660	$ 3,878	$(236)
Noninterest income:					
Service charges	2,648	501	121	2,026	-
Investment and brokerage services	942	15	893	33	1
Investment banking income	2,476	-	2,476	-	-
Trading account profits	2,967	55	2,847	52	13
All other income	2,251	469	478	1,223	81
Total noninterest income	11,284	1,040	6,815	3,334	95
Total revenue, net of interest expense	21,161	5,615	8,475	7,212	(141)
Provision for credit losses	9	(2)	14	(3)	-
Noninterest expense	11,578	2,047	5,799	3,561	171
Income (loss) before income taxes	9,574	3,570	2,662	3,654	(312)
Income tax expense (benefit) [2]	3,542	1,321	985	1,352	(116)
Net income (loss)	$ 6,032	$ 2,249	$ 1,677	$ 2,302	$(196)
Net interest yield [2]	1.62%	1.98%	n/m	2.86%	n/m
Return on average equity [3]	14.33	14.36	15.17%	28.71	n/m
Efficiency ratio [2]	54.71	36.45	68.42	49.36	n/m
Period end – total assets [4]	$685,935	$248,225	$385,450	$167,979	n/m

(1) *CMAS* revenue of $303 million for 2007 consists of market-based revenue of $233 million and $70 million of net interest income on loans for which the fair value option has been elected.
(2) FTE basis
(3) Average allocated equity for *GCIB* was $45.3 billion and $42.1 billion for 2007 and 2006.
(4) Total assets include asset allocations to match liabilities (i.e., deposits).
n/m = not meaningful

(Dollars in millions)	December 31		Average Balance	
	2007	2006	2007	2006
Total loans and leases	**$324,198**	$242,700	**$274,015**	$232,623
Total trading-related assets	**308,315**	309,097	**362,193**	336,860
Total market-based earning assets [1]	**359,730**	348,717	**412,326**	370,187
Total earning assets [2]	**673,552**	599,326	**676,500**	609,100
Total assets [2]	**776,107**	685,935	**770,360**	691,414
Total deposits	**246,788**	212,028	**220,724**	194,972

[1] Total market-based earning assets represents earning assets included in *CMAS* but excludes loans for which the fair value option has been elected.
[2] Total earning assets and total assets include asset allocations to match liabilities (i.e., deposits).

GCIB provides a wide range of financial services to both our issuer and investor clients that range from business banking clients to large international corporate and institutional investor clients using a strategy to deliver value-added financial products and advisory solutions. *GCIB's* products and services are delivered from three primary businesses: *Business Lending, CMAS,* and *Treasury Services,* and are provided to our clients through a global team of client relationship managers and product partners. In addition, *ALM/Other* includes the results of ALM activities and other *GCIB* activities (e.g., Commercial Insurance business which was sold in the fourth quarter of 2007). Our clients are supported through offices in 22 countries that are divided into four distinct geographic regions: U.S. and Canada; Asia; Europe, Middle East, and Africa; and Latin America. For more information on our foreign operations, see Foreign Portfolio beginning on page 81.

Effective January 1, 2007, the Corporation adopted SFAS 159 and elected to account for loans and loan commitments to certain large corporate clients at fair value. For more information on the adoption of SFAS 159, see *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements and see page 74 for a discussion of loans and loan commitments measured at fair value in accordance with SFAS 159. The results of loans and loan commitments to certain large corporate clients for which the Corporation elected the fair value option (including the associated risk mitigation tools) are recorded in *CMAS*.

Net income decreased $5.5 billion, or 91 percent, to $538 million and total revenue decreased $7.7 billion, or 37 percent, to $13.4 billion in 2007 compared to 2006. These decreases were driven by $5.6 billion of losses resulting from our CDO exposure and other trading losses. Additionally, we experienced increases in provision for credit losses and noninterest expense, which were partially offset by an increase in net interest income.

Net interest income increased $1.3 billion, or 14 percent, due to higher market-based net interest income of $1.1 billion and the FTE impact of a one-time tax benefit from restructuring our existing non-U.S. based commercial aircraft leasing business. Additionally, the benefit of growth in average loans and leases of $41.4 billion, or 18 percent, was partially offset by spread compression on core lending and deposit-related activities, and a change in the mix between interest-bearing and noninterest-bearing deposits as clients maintained lower noninterest-bearing compensating balances by shifting to interest bearing and/or higher yielding investment alternatives. The growth in average loans and average deposits was due to organic growth as well as the LaSalle merger.

Noninterest income decreased $9.1 billion, or 81 percent, in 2007 compared to 2006, driven by declines in trading account profits (losses) of $8.1 billion and all other income of $1.1 billion. For more information on these decreases, see the *CMAS* discussion.

Provision for credit losses was $652 million in 2007 compared to $9 million in 2006. The increase was driven by the absence of 2006 releases of reserves, higher net charge-offs and an increase in reserves during 2007 reflecting the impact of the weak housing market particularly on the homebuilder loan portfolio. Net charge-offs increased in the retail automotive and other dealer-related portfolios due to growth, seasoning and deterioration, as well as from a lower level of commercial recoveries.

Noninterest expense increased $347 million, or three percent, mainly due to the addition of LaSalle and Visa-related litigation costs, equally allocated to *Treasury Services* and *Card Services* on a management accounting basis, partially offset by a reduction in performance-based incentive compensation in *CMAS*. For additional information on Visa-related litigation, see *Note 13 – Commitments and Contingencies* to the Consolidated Financial Statements.

Business Lending

Business Lending provides a wide range of lending-related products and services to our clients through client relationship teams along with various product partners. Products include commercial and corporate bank loans and commitment facilities which cover our business banking clients, middle market commercial clients and our large multinational corporate clients. Real estate lending products are issued primarily to public and private developers, homebuilders and commercial real estate firms. Leasing and asset-based lending products offer our clients innovative financing solutions. Products also include indirect consumer loans which allow us to offer financing through automotive, marine, motorcycle and recreational vehicle dealerships across the U.S. *Business Lending* also contains the results for the economic hedging of our risk to certain credit counterparties utilizing various risk mitigation tools.

Net income decreased $128 million, or six percent, to $2.1 billion in 2007 compared to 2006 as increases in net interest income and noninterest income were more than offset by increases in provision for credit losses and noninterest expense. Net interest income increased $445 million, or 10 percent, driven by the FTE impact of approximately $350 million related to a one-time tax benefit from restructuring our existing non-U.S. based commercial aircraft leasing business, and average loan growth of 14 percent. These increases were partially offset by the impact of spread compression on the loan portfolio. The increase in average loans and leases was attributable to growth in commercial loans, the LaSalle merger and increases in the indirect consumer loan portfolio related to bulk purchases of retail automotive loans. The increase in noninterest income of $112 million, or 11 percent, was driven by improved economic hedging results of our exposures to certain large corporate clients and higher tax credits from community development activities partially offset by derivative fair value adjustments related to an option to purchase retail automotive loans.

Provision for credit losses was $647 million in 2007 compared to negative $2 million in 2006. The increase was driven by the absence of 2006 releases of reserves related to favorable commercial credit market conditions, higher net charge-offs and an increase in reserves during 2007 reflecting the impact of the weak housing market particularly on the homebuilder loan portfolio. Net charge-offs increased in 2007 as retail automotive and other dealer-related portfolio losses rose due to growth, seasoning and deterioration, and the level of commercial recoveries declined.

Noninterest expense increased $111 million, or five percent, primarily due to the LaSalle merger.

Capital Markets and Advisory Services

CMAS provides financial products, advisory services and financing globally to our institutional investor clients in support of their investing and trading activities. We also work with our commercial and corporate issuer clients to provide debt and equity underwriting and distribution capabilities, merger-related advisory services and risk management solutions using interest rate, equity, credit, currency and commodity derivatives, foreign exchange, fixed income and mortgage-related products. The business may take positions in these products and participate in market-making activities dealing in government securities, equity and equity-linked securities, high-grade and high-yield corporate debt securities, commercial paper, mortgage-backed securities and ABS. Underwriting debt and equity, securities research and certain market-based activities are executed through *Banc of America Securities, LLC* which is a primary dealer in the U.S.

In January 2008, we announced changes in our *CMAS* business which better align the strategy of this business with *GCIB's* broader integrated platform. We will continue to provide corporate, commercial and sponsored clients with debt and equity capital-raising services, strategic advice, and a full range of corporate banking capabilities. We will reduce activities in certain structured products (e.g., CDOs) and will resize the international platform to emphasize debt, cash management, and trading services, including rates and foreign exchange. The realignment will result in the reduction of front office personnel with additional infrastructure headcount reduction to follow. We also plan to sell our equity prime brokerage business.

CMAS evaluates its results using market-based revenue that is comprised of net interest income and noninterest income. The following table presents further detail regarding market-based revenue. Sales and trading revenue is segregated into fixed income from liquid products (primarily interest rate and commodity derivatives, foreign exchange contracts and public finance), credit products (primarily investment and non-investment grade corporate debt obligations and credit derivatives), structured products (primarily CMBS, residential mortgage-backed securities, structured credit trading and CDOs), and equity income from equity-linked derivatives and cash equity activity.

(Dollars in millions)	2007	2006
Investment banking income		
Advisory fees	$ 446	$ 337
Debt underwriting	1,772	1,824
Equity underwriting	319	315
Total investment banking income	2,537	2,476
Sales and trading revenue		
Fixed income:		
Liquid products	2,111	2,158
Credit products	(537)	821
Structured products	(5,176)	1,449
Total fixed income	(3,602)	4,428
Equity income	1,298	1,571
Total sales and trading revenue	(2,304)	5,999
Total Capital Markets and Advisory Services market-based revenue (1)	$ 233	$8,475

(1) *CMAS* revenue of $303 million for 2007 consists of market-based revenue of $233 million and $70 million of net interest income on loans for which the fair value option has been elected.

A variety of factors influence results including volume of activity, the degree in which we successfully anticipate market movements, and how our hedges perform in the various markets. During the second half of 2007, extreme dislocations emerged in the financial markets, including leveraged finance, subprime mortgage, and the commercial paper markets, and these dislocations were further compounded by the decoupling of typical correlations in the various markets in which we participate. These conditions created less liquidity, a flight to quality, greater volatility, widening of credit spreads and a lack of price transparency. Furthermore, in the fourth quarter of 2007, the credit ratings of certain structured securities (e.g., CDOs) were downgraded which among other things triggered further widening of credit spreads for this type of security. We have been an active participant in the CDO market, maintain ongoing exposure to these securities and incurred losses associated with these exposures. Many of these conditions continued into 2008 and it is unclear how long these conditions and the overall economic slowdown may continue and what impact they will ultimately have on our results.

CMAS recognized a net loss of $3.4 billion in 2007, a decrease of $5.0 billion, compared to 2006 driven by a decrease in market-based revenue of $8.2 billion. The decrease was driven by $5.6 billion of losses resulting from our CDO exposure and other trading losses. Partially offsetting this decrease was a reduction in noninterest expense due to lower performance-based incentive compensation.

Investment banking income increased $61 million to $2.5 billion due to growth in advisory fees. This growth was driven by increased market activity primarily in the first half of the year partially offset by reduced debt underwriting fees that were affected by the market disruptions during the second half of the year which included the utilization of fees to distribute leveraged loan commitments.

Sales and trading revenue declined $8.3 billion to a loss of $2.3 billion in 2007. While structured products and credit products reported losses for 2007, liquid products and equities compared reasonably well with 2006 given the market conditions.

- Liquid products revenue decreased $47 million as the negative impact of spread widening and correlations breaking down (e.g., correlation between certain municipal market indices and bond market swap spreads) were partially offset by the strength in interest rate products and foreign exchange contracts.
- Credit products losses were $537 million, a decline in revenue of $1.4 billion compared to 2006. Losses resulted from positions taken in the market as a result of customer market making activities as the widening of spreads during the second half of the year had a negative impact on these positions. In addition, certain indices became extremely volatile and diverged from other related indices and from single name credit risk (bonds, loans or derivatives) in our portfolio. This negatively impacted our hedging of portfolios of single name credits with derivatives based on these indices. One example of this divergence was the widening of the spread between the investment grade cash and the credit derivative markets. In addition, losses also resulted from positions taken in the market as the widening of spreads during the second half of the year had a negative impact on these positions.

We also incurred losses of $292 million, net of $471 million of fees, on leveraged loans, loan commitments and the Corporation's share of the leveraged forward calendar. Losses incurred on our leveraged exposure were not concentrated in any one type (senior secured, covenant light or subordinated/senior unsecured) and were generally due to wider new issuance credit spreads. Since the negotiated spreads were lower than the then current new issuance spread, a fair value loss resulted. In several instances, commitments were either terminated by the client or interest rate concessions (e.g., an increase in the stated coupon) were obtained from the borrowers, thereby increasing the value of the loans, in each case negating the need for any writedown. At December 31, 2007, the Corporation's share of the leveraged finance forward calendar that consisted primarily of senior secured exposure was $12.2 billion and our funded position held for distribution was $6.1 billion. In addition, we had limited investment grade exposure that was in line with our normal exposure levels.

- Structured products losses were $5.2 billion, with a decline in revenue of $6.6 billion in 2007 compared to the prior year. The decrease was driven by $5.6 billion of losses resulting from our CDO exposure, $125 million of losses on CMBS funded debt and the forward calendar and $875 million related to other structured products. See the detailed CDO exposure discussion to follow. Other structured products, including residential mortgage-backed securities and structured credit trading, were negatively impacted by spread widening due to the credit market disruptions during the second half of the year and by the breakdown of the expected hedge correlations. For example, the divergence in valuation of agency-based mortgage products, principally derivatives and forward sales contracts, used to economically hedge non-agency mortgage exposure resulted in losses on our residential mortgage-backed securities trading positions. At the end of the year, we held $13.7 billion of funded CMBS debt of which $6.9 billion were floating-rate acquisition related financings to major, well known operating companies. In addition, we had a forward calendar of just over $2.0 billion of which $1.1 billion were floating-rate acquisition related financings.
- Equity products revenue decreased $273 million primarily due to lower client activity in equity capital markets and equity derivatives combined with reduced trading results.

Collateralized Debt Obligation Exposure at December 31, 2007

CDO vehicles are special purpose entities that hold diversified pools of fixed income securities. CDO vehicles issue multiple tranches of debt securities, including commercial paper, mezzanine and equity securities.

We receive fees for structuring CDO vehicles and/or placing debt securities with third party investors as part of our structured credit products business. Our CDO exposure can be divided into funded and unfunded super senior liquidity commitment exposure, other super senior exposure (i.e., cash positions and derivative contracts), warehouse, and sales and trading positions. For more information on our CDO liquidity commitments refer to Collateralized Debt Obligations as part of Off- and On-Balance Sheet Arrangements beginning on page 60. Super senior exposure represents the most senior class of commercial paper or notes that are issued by the CDO vehicles. These financial instruments benefit from the subordination of all other securities, including AAA-rated securities, issued by the CDO vehicles.

The following table presents our super senior CDO exposure at December 31, 2007.

Super Senior Collateralized Debt Obligation Exposure

	December 31, 2007														
	Subprime Exposure [1]					Non-Subprime Exposure [2]					Total CDO Exposure				
(Dollars in millions)	Gross	Insured	Net of Insured Amount	Net Write-downs [3]	Net Exposure [3]	Gross	Insured	Net of Insured Amount	Net Write-downs [3]	Net Exposure [3]	Gross	Insured	Net of Insured Amount	Net Write-downs [3]	Net Exposure [3]
Super senior liquidity commitments															
High grade	$ 4,610	$(1,800)	$ 2,810	$ (640)	$2,170	$3,053	$ –	$3,053	$(57)	$2,996	$ 7,663	$(1,800)	$ 5,863	$ (697)	$ 5,166
Mezzanine	363	–	363	(5)	358	–	–	–	–	–	363	–	363	(5)	358
CDOs-squared	4,240	–	4,240	(2,013)	2,227	–	–	–	–	–	4,240	–	4,240	(2,013)	2,227
Total super senior liquidity commitments [4]	9,213	(1,800)	7,413	(2,658)	4,755	3,053	–	3,053	(57)	2,996	12,266	(1,800)	10,466	(2,715)	7,751
Other super senior exposure															
High grade	4,010	(2,110)	1,900	(233)	1,667	1,192	(734)	458	–	458	5,202	(2,844)	2,358	(233)	2,125
Mezzanine	1,547	–	1,547	(752)	795	–	–	–	–	–	1,547	–	1,547	(752)	795
CDOs-squared	1,685	(410)	1,275	(316)	959	–	–	–	–	–	1,685	(410)	1,275	(316)	959
Total other super senior exposure	7,242	(2,520)	4,722	(1,301)	3,421	1,192	(734)	458	–	458	8,434	(3,254)	5,180	(1,301)	3,879
Total super senior CDO exposure	$16,455	$(4,320)	$12,135	$(3,959)	$8,176	$4,245	$(734)	$3,511	$(57)	$3,454	$20,700	$(5,054)	$15,646	$(4,016)	$11,630

[1] Classified as subprime when subprime consumer real estate loans make up at least 35 percent of the ultimate underlying collateral.
[2] Includes highly-rated CLO and CMBS super senior exposure.
[3] Net of insurance.
[4] For additional information on our super senior liquidity exposure of $12.3 billion, see the CDO discussion beginning on page 62.

At December 31, 2007, super senior exposure, net of writedowns, of $11.6 billion in the form of cash positions, liquidity commitments, and derivative contracts consisted of net subprime super senior exposure of approximately $8.2 billion and net non-subprime super senior exposure of $3.5 billion. During 2007, we recorded losses of $4.0 billion associated with our subprime super senior CDO exposure. The losses reduced trading account profits (losses) by approximately $3.2 billion and other income by approximately $750 million. In addition, we incurred approximately $1.1 billion in losses related to subprime sales and trading positions, approximately $300 million related to our CDO warehouse, and approximately $200 million to cover counterparty risk on the insured CDOs. For more information on our super senior liquidity exposure, see the CDO discussion beginning on page 62.

Our net subprime super senior liquidity commitments were $4.8 billion where we have recorded losses of $2.7 billion. The collateral supporting the high grade exposure consisted of about 60 percent subprime of which approximately 65 percent was made up of 2006 and 2007 vintages while the remaining amount was comprised of higher quality vintages from 2005 and prior. The mezzanine exposure is collateralized with about 40 percent of subprime assets of which approximately 60 percent are of higher quality vintages from 2005 and prior. The CDOs-squared exposure is supported by approximately 75 percent of subprime collateral, the majority of which were later vintages.

Our net other subprime super senior exposure was $3.4 billion where we have recorded losses of $1.3 billion. Other subprime super senior exposure consists primarily of our cash and derivative positions including the unfunded commitments. The collateral underlying the high grade exposure is similar to our high grade collateral discussed above. The mezzanine exposure underlying collateral was heavily weighted to subprime with approximately 65 percent coming from later vintages while the CDOs-squared collateral was made up of approximately 50 percent subprime assets comprised of later vintages.

We also had net non-subprime super senior CDO exposure of $3.5 billion which primarily included highly-rated CLO and CMBS super senior exposures. The net non-subprime super senior exposure is comprised of $3.0 billion of super senior liquidity commitment exposure and $458 million of high grade other super senior exposure. We recorded losses of $57 million associated with these exposures. These losses were primarily driven by spread widening rather than impairment of principal.

In addition to the table above, we also had CDO exposure with a market value of approximately $815 million in our CDO warehouse of which $314 million was classified as subprime, and CDO exposure of approximately $1.0 billion related to our sales and trading activities of which $279 million was classified as subprime. The subprime exposure related to our CDO warehouse and sales and trading activities is carried at approximately 30 percent of par value.

As mentioned above, during the fourth quarter, the credit ratings of certain CDO structures were downgraded which among other things triggered widening of credit spreads for this type of security. CDO-related markets experienced significant liquidity constraints impacting the availability and reliability of transparent pricing. We subsequently valued these CDO structures assuming they would terminate and looked through the structures to the underlying net asset values supported by the underlying securities. We were able to obtain security values using external pricing services for approximately 70 percent of the CDO exposure for which we used the average of all prices obtained by security. The majority of the remaining positions where no pricing quotes were available were valued using matrix pricing by aligning the value to securities that had similar vintage of underlying assets and ratings, using the lowest rating between the rating services. The remaining securities were valued using projected cash flows, similar to the valuation of an interest-only strip, based on estimated average life, seniority level and vintage of underlying assets. We assigned a zero value to the CDO positions for which an event of default had been triggered. The value of cash held by the trustee for all CDO structures was also incorporated into the resulting net asset value.

At December 31, 2007, we held $5.1 billion of purchased insurance on our CDO exposure of which 66 percent was provided by monolines in the form of CDS, total-return-swaps (TRS) or financial guarantees. The majority of this purchased insurance relates to the high grade super senior exposure. In the case of default we will first look to the underlying securities and then to recovery on purchased insurance. We valued these contracts by referencing the fair value of the CDO and subsequently adjusted these fair values downward by $200 million due to counterparty credit risk. For more information on our credit exposure to monolines, see Industry Concentrations beginning on page 79.

Treasury Services

Treasury Services provides integrated working capital management and treasury solutions to clients worldwide through our network of proprietary offices and special clearing arrangements. Our clients include multinationals, middle-market companies, correspondent banks, commercial real estate firms and governments. Our products and services include treasury management, trade finance, foreign exchange, short-term credit facilities and short-term investing options. Net interest income is derived from interest-bearing and noninterest-bearing deposits, sweep investments, and other liability management products. Deposit products provide a relatively stable source of funding and liquidity. We earn net interest spread revenues from investing this liquidity in earning assets through client-facing lending activity and our ALM activities. The revenue is attributed to the deposit products using our funds transfer pricing process which takes into account the interest rates and maturity characteristics of the deposits. Noninterest income is generated from payment and receipt products, merchant services, wholesale card products, and trade services and is comprised largely of service charges which are net of market-based earnings credit rates applied against noninterest-bearing deposits. During 2007, Merchant Services was transferred to *Treasury Services*. Previously, these results were reported in *Card Services* in *GCSBB*. Prior period amounts have been reclassified.

Net income decreased $237 million, or 10 percent, in 2007 compared to 2006 driven by the increase in noninterest expense combined with a decrease in revenue. Net interest income decreased $64 million, or two percent, due to the negative impact of a change in the mix between interest-bearing and noninterest-bearing deposits as clients maintained lower noninterest-bearing compensating balances by shifting to interest-bearing and/or higher yielding investment alternatives, and spread compression resulting from the rate environment and competitive pricing. Partially offsetting this decrease was an increase in average deposits of $7.3 billion due to organic growth as well as the LaSalle merger. Noninterest income was relatively flat at $3.3 billion as the increase in service charges was more than offset by the decrease in all other income. Service charges increased $102 million due to organic growth, including the impact of deposit product shifts mentioned above, providing a partial offset to lower net interest income. All other income decreased $131 million due to the sale of a business related to our merchant services activities in the prior year. Noninterest expense increased $295 million, or eight percent, mainly due to *Treasury Services'* allocation of the Visa-related litigation costs and the addition of LaSalle.

ALM/Other

ALM/Other includes an allocation of a portion of the Corporation's net interest income from ALM activities as well as our Commercial Insurance business.

Net income decreased $90 million, or 46 percent, in 2007 compared to 2006 mainly due to a decrease in net interest income of $167 million, resulting from a lower contribution from the Corporation's ALM activities, and increased noninterest expense partially offset by an increase in all other income. All other income increased $122 million due to the sale of our Commercial Insurance business in the fourth quarter of 2007. Noninterest expense increased $98 million due to severance costs associated with the *GCIB* strategic review implemented in 2007 as well as increased occupancy costs.

Global Wealth and Investment Management

(Dollars in millions)	2007 Total	U.S. Trust [1]	Columbia Management	Premier Banking and Investments	ALM/ Other
Net interest income [2]	$ 3,857	$ 1,036	$ 15	$ 2,655	$151
Noninterest income:					
Investment and brokerage services	4,210	1,226	1,857	950	177
All other income	(144)	57	(366)	146	19
Total noninterest income	4,066	1,283	1,491	1,096	196
Total revenue, net of interest expense	7,923	2,319	1,506	3,751	347
Provision for credit losses	14	(14)	-	27	1
Noninterest expense	4,635	1,592	1,196	1,700	147
Income before income taxes	3,274	741	310	2,024	199
Income tax expense [2]	1,179	274	114	749	42
Net income	$ 2,095	$ 467	$ 196	$ 1,275	$157
Net interest yield [2]	3.06%	2.69%	n/m	2.70%	n/m
Return on average equity [3]	18.87	17.25	11.29%	72.44	n/m
Efficiency ratio [2]	58.50	68.67	79.39	45.31	n/m
Period end – total assets [4]	$157,157	$51,044	$2,617	$113,329	n/m

(Dollars in millions)	2006 Total	U.S. Trust [1]	Columbia Management	Premier Banking and Investments	ALM/ Other
Net interest income [2]	$ 3,671	$ 902	$ (37)	$ 2,552	$254
Noninterest income:					
Investment and brokerage services	3,383	914	1,532	778	159
All other income	303	80	44	125	54
Total noninterest income	3,686	994	1,576	903	213
Total revenue, net of interest expense	7,357	1,896	1,539	3,455	467
Provision for credit losses	(39)	(52)	–	12	1
Noninterest expense	3,867	1,233	1,014	1,560	60
Income before income taxes	3,529	715	525	1,883	406
Income tax expense [2]	1,306	265	194	697	150
Net income	$ 2,223	$ 450	$ 331	$ 1,186	$256
Net interest yield [2]	3.50%	2.94%	n/m	2.98%	n/m
Return on average equity [3]	22.28	30.43	20.42%	70.57	n/m
Efficiency ratio [2]	52.57	65.04	65.88	45.15	n/m
Period end – total assets [4]	$125,287	$33,648	$3,082	$ 93,992	n/m

(1) In July 2007, the operations of the acquired U.S. Trust Corporation were combined with the former *Private Bank* creating *U.S. Trust, Bank of America Private Wealth Management*. The results of the combined business were reported for periods beginning on July 1, 2007. Prior to July 1, 2007, the results solely reflect that of the former *Private Bank*.

(2) FTE basis

(3) Average allocated equity for *GWIM* was $11.1 billion and $10.0 billion in 2007 and 2006.

(4) Total assets include asset allocations to match liabilities (i.e., deposits).

n/m = not meaningful

(Dollars in millions)	December 31 2007	December 31 2006	Average Balance 2007	Average Balance 2006
Total loans and leases	$ 84,600	$ 65,535	$ 73,469	$ 60,910
Total earning assets [1]	145,979	117,342	126,244	105,028
Total assets [1]	157,157	125,287	135,319	112,557
Total deposits	144,865	113,568	124,867	102,389

[1] Total earning assets and total assets include asset allocations to match liabilities (i.e., deposits).

GWIM provides a wide offering of customized banking, investment and brokerage services tailored to meet the changing wealth management goals of our individual and institutional customer base. Our clients have access to a range of services offered through three primary businesses: *U.S. Trust, Bank of America Private Wealth Management (U.S. Trust); Columbia Management (Columbia)*; and *Premier Banking and Investments (PB&I)*. In addition, *ALM/Other* primarily includes the results of ALM activities.

In December of 2007, we completed the sale of Marsico and realized a pre-tax gain on this transaction of approximately $1.5 billion recognized in *All Other*. The business results prior to the closing of the Marsico sale are reflected within the *Columbia* business.

Net income decreased $128 million, or six percent, to $2.1 billion in 2007, due mainly to losses associated with the support provided to certain cash funds managed within *Columbia* and an increase in noninterest expense.

Net interest income increased $186 million, or five percent, to $3.9 billion driven by the impact of the U.S. Trust Corporation acquisition and organic growth in average deposit and loan balances. The growth in balances was partially offset by spread compression and a shift in the deposit product mix. *GWIM* deposit growth benefited from the migration of customer relationships and related balances from *GCSBB*, organic growth and the U.S. Trust Corporation acquisition. A more detailed discussion regarding migrated customer relationships and related balances is provided in the *PB&I* discussion.

Noninterest income increased $380 million, or 10 percent, to $4.1 billion driven by an increase in investment and brokerage services of $827 million, or 24 percent. This increase was due to higher AUM primarily attributable to the impact of the U.S. Trust Corporation acquisition, net client inflows and favorable market conditions combined with an increase in brokerage activity. Partially offsetting this increase was a decrease in all other income due to losses associated with the support provided to certain cash funds managed within *Columbia*.

Noninterest expense increased $768 million, or 20 percent, to $4.6 billion driven by the addition of U.S. Trust Corporation, higher revenue-related expenses and increased marketing costs.

Client Assets

The following table presents client assets which consist of AUM, client brokerage assets and assets in custody.

Client Assets

(Dollars in millions)	December 31 2007	December 31 2006
Assets under management	$643,531	$542,977
Client brokerage assets [1]	222,661	203,799
Assets in custody	167,575	107,902
Less: Client brokerage assets and assets in custody included in assets under management	(87,071)	(67,509)
Total net client assets	$946,696	$787,169

[1] Client brokerage assets include non-discretionary brokerage and fee-based assets.

AUM increased $100.6 billion, or 19 percent, to $643.5 billion as of December 31, 2007 compared to 2006, driven by the U.S. Trust Corporation acquisition, which contributed $115.6 billion, as well as net inflows and market appreciation partially offset by the sale of Marsico, which resulted in a decrease of $60.9 billion. As of December 31, 2007, client brokerage assets increased by $18.9 billion, or nine percent, to $222.7 billion compared to the same period in 2006, driven by increased brokerage activity. Assets in custody increased $59.7 billion, or 55 percent, to $167.6 billion compared to the same period in 2006, driven mainly by U.S. Trust Corporation which contributed $45.0 billion.

U.S. Trust, Bank of America Private Wealth Management

In July 2007, we completed the acquisition of U.S. Trust Corporation for $3.3 billion in cash combining it with *The Private Bank* and its ultra-wealthy extension, *Family Wealth Advisors*, to form *U.S. Trust*. The results of the combined business were reported for periods beginning on July 1, 2007. Prior to July 1, 2007, the results solely reflect that of the former *Private Bank*. *U.S. Trust* provides comprehensive wealth management solutions to wealthy and ultra-wealthy clients with investable assets of more than $3 million. In addition, *U.S. Trust* provides resources and customized solutions to meet clients' wealth structuring, investment management, trust and banking services as well as specialty asset management services (oil and gas, real estate, farm and ranch, timberland, private businesses and tax advisory). Clients also benefit from access to resources available through the Corporation including capital markets products, large and complex financing solutions, and its extensive banking platform.

Net income increased $17 million, or four percent, compared to 2006, to $467 million due to higher total revenue partially offset by increases in noninterest expense and provision for credit losses. Net interest income increased $134 million due to the acquisition of U.S. Trust Corporation and organic growth in average loans and leases and average deposits. This increase was partially offset by spread compression and the shift in deposit product mix. Growth in noninterest income was driven by a $312 million increase in investment and brokerage services related to acquisitions and organic growth. Noninterest expense increased $359 million to $1.6 billion driven by acquisitions and higher personnel-related expenses.

Columbia Management

Columbia is an asset management business serving the needs of both institutional clients and individual customers. *Columbia* provides asset management products and services, including mutual funds and separate accounts. *Columbia* mutual fund offerings provide a broad array of investment strategies and products including equity, fixed income (taxable and nontaxable) and money market (taxable and nontaxable) funds. *Columbia* distributes its products and services directly to institutional clients, and distributes to individuals through *U.S. Trust, PB&I* and nonproprietary channels including other brokerage firms.

In December 2007, we completed the sale of Marsico and realized a pre-tax gain on this transaction of approximately $1.5 billion recognized in *All Other.* The business results prior to the closing of the Marsico sale are reflected within the *Columbia* business.

Net income decreased $135 million, or 41 percent, to $196 million driven by a decrease of $410 million in all other income. This decrease was due primarily to losses associated with the support provided to certain cash funds. Partially offsetting this decrease was higher investment and brokerage services income of $325 million driven by the contribution from the U.S. Trust Corporation acquisition, net client inflows and favorable market conditions.

We provided support to certain cash funds managed within *Columbia*. The funds for which we provided support typically invest in high quality, short-term securities with a weighted average maturity of 90 days or less, including a limited number of securities issued by SIVs. Due to market disruptions, certain SIV investments were downgraded by the rating agencies and experienced a decline in fair value. We entered into capital commitments which required the Corporation to provide up to $565 million in cash to the funds in the event the net asset value per unit of a fund declines below certain thresholds. The capital commitments expire no later than the third quarter of 2010. At December 31, 2007, losses of $382 million had been recognized and $183 million is still outstanding associated with this capital commitment.

Additionally, we purchased SIV investments from the funds at their fair value of $561 million. Losses of $394 million on these investments were recorded within *All Other* due to declines in fair value subsequent to the purchase of such securities.

We may from time to time, but are under no obligation to, provide additional support to funds managed within *Columbia*. Future support, if any, may take the form of additional capital commitments to the funds or the purchase of assets from the funds.

We are not the primary beneficiary of the cash funds and do not consolidate the cash funds managed within *Columbia* because the subordinated support provided by the Corporation will not absorb a majority of the variability created by the assets of the funds. The cash funds had total AUM of approximately $189 billion at December 31, 2007.

Premier Banking and Investments

PB&I includes *Banc of America Investments*, our full-service retail brokerage business and our *Premier Banking* channel. *PB&I* brings personalized banking and investment expertise through priority service with client-dedicated teams. *PB&I* provides a high-touch client experience through a network of approximately 5,600 client facing associates to our affluent customers with a personal wealth profile that includes investable assets plus a mortgage that exceeds $500,000 or at least $100,000 of investable assets.

PB&I includes the impact of migrating qualifying affluent customers, including their related deposit balances, from *GCSBB* to our *PB&I* model. After migration, the associated net interest income, service charges and noninterest expense is recorded in *PB&I*. The growth reported in the financial results of *PB&I* includes both the impact of migration, as well as the impact of incremental organic growth from providing a broader array of financial products and services to *PB&I* customers. For 2007 and 2006, a total of $11.4 billion and $10.7 billion of deposits were migrated from *GCSBB* to *PB&I*.

Net income increased $89 million, or eight percent, to $1.3 billion compared to the same period in 2006 due to an increase in total revenues. Net interest income increased $103 million, or four percent, to $2.7 billion driven by higher average deposit and loan balances partially offset by a shift of the product mix in the deposit portfolio and spread compression. Noninterest income increased $193 million, or 21 percent, to $1.1 billion driven by higher investment and brokerage services income. Noninterest expense increased $140 million, or nine percent, to $1.7 billion primarily due to increases in personnel-related expense driven by the expansion of client facing associates and higher incentives.

The growth in *PB&I* revenues was nine percent, of which approximately seven percent was attributable to the impact of migration and two percent reflected incremental organic growth.

ALM/Other

ALM/Other primarily includes the results of ALM activities.

Net income decreased $99 million, or 39 percent, to $157 million compared to 2006. The decrease was driven by a $103 million decrease in net interest income due to a reduction in the contribution from ALM activities and an increase in noninterest expense of $87 million.

All Other

(Dollars in millions)	2007 Reported Basis [1]	2007 Securitization Offset [2]	2007 As Adjusted	2006 Reported Basis [1]	2006 Securitization Offset [2]	2006 As Adjusted
Net interest income [3]	$(7,701)	$ 8,027	$ 326	$(5,930)	$ 7,593	$1,663
Noninterest income:						
Card income	2,816	(3,356)	(540)	3,795	(4,566)	(771)
Equity investment income	3,745	-	3,745	2,872	-	2,872
Gains (losses) on sales of debt securities	180	-	180	(475)	-	(475)
All other income	6	288	294	98	335	433
Total noninterest income	6,747	(3,068)	3,679	6,290	(4,231)	2,059
Total revenue, net of interest expense	(954)	4,959	4,005	360	3,362	3,722
Provision for credit losses	(5,210)	4,959	(251)	(3,494)	3,362	(132)
Merger and restructuring charges [4]	410	-	410	805	-	805
All other noninterest expense	(20)	-	(20)	972	-	972
Income before income taxes	3,866	-	3,866	2,077	-	2,077
Income tax expense [3]	947	-	947	577	-	577
Net income	$ 2,919	$ -	$2,919	$ 1,500	$ -	$1,500

[1] Provision for credit losses represents the provision for credit losses in *All Other* combined with the *GCSBB* securitization offset.
[2] The securitization offset on net interest income is on a funds transfer pricing methodology consistent with the way funding costs are allocated to the businesses.
[3] FTE basis
[4] For more information on merger and restructuring charges, see *Note 2 – Merger and Restructuring Activity* to the Consolidated Financial Statements.

GCSBB is reported on a managed basis which includes a "securitization impact" adjustment which has the effect of assuming that loans that have been securitized were not sold and presenting these loans in a manner similar to the way loans that have not been sold are presented. *All Other's* results include a corresponding "securitization offset" which removes the impact of these securitized loans in order to present the consolidated results on a GAAP basis (i.e., held basis). See the *GCSBB* section beginning on page 46 for information on the *GCSBB* managed results. The following *All Other* discussion focuses on the results on an as adjusted basis excluding the securitization offset. For additional information, see *Note 22 – Business Segment Information* to the Consolidated Financial Statements.

In addition to the securitization offset discussed above, *All Other* includes our *Equity Investments* businesses and *Other.*

Equity Investments includes Principal Investing, Corporate Investments and Strategic Investments. Principal Investing is comprised of a diversified portfolio of investments in privately-held and publicly-traded companies at all stages of their life cycle from start-up to buyout. These investments are made either directly in a company or held through a fund and are accounted for at fair value. In addition, Principal Investing has unfunded equity commitments related to some of these investments. For more information on these commitments, see *Note 13 – Commitments and Contingencies* to the Consolidated Financial Statements.

Corporate Investments primarily includes investments in publicly-traded equity securities and funds which are accounted for as AFS marketable equity securities. Strategic Investments includes investments of $16.4 billion in CCB, $2.6 billion in Grupo Financiero Santander, S.A. (Santander), $2.6 billion Banco Itaú and other investments. Beginning in the fourth quarter of 2007, the shares of CCB are accounted for as AFS marketable equity securities and carried at fair value with a corresponding net-of-tax offset to accumulated OCI. Prior to the fourth quarter of 2007, these shares were accounted for at cost as they are non-transferable until October 2008. We also hold an option to increase our ownership interest in CCB to 19.1 percent. Additional shares received upon exercise of this option are restricted through August 2011. This option expires in February 2011. The strike price of the option is based on the IPO price that steps up on an annual basis and is currently at 103 percent of the IPO price. The strike price of the option is capped at 118 percent of the IPO price depending when the option is exercised. Our investment in Santander is accounted for under the equity method of accounting. The restricted shares of Banco Itaú are currently carried at cost but, similar to CCB, will be accounted for as AFS marketable equity securities and carried at fair value with an offset net-of-tax to accumulated OCI beginning in the second quarter of 2008. Income associated with *Equity Investments* is recorded in equity investment income.

Other includes the residual impact of the allowance for credit losses and the cost allocation processes, merger and restructuring charges, intersegment eliminations, and the results of certain businesses that are expected to be or have been sold or are in the process of being liquidated. *Other* also includes certain amounts associated with ALM activities, including the residual impact of funds transfer pricing allocation methodologies, amounts associated with the change in the value of derivatives used as economic hedges of interest rate and foreign exchange rate fluctuations that do not qualify for SFAS 133 hedge accounting treatment, foreign exchange rate fluctuations related to SFAS 52 revaluation of foreign denominated debt issuances, certain gains (losses) on sales of whole mortgage loans, and gains (losses) on sales of debt securities. *Other* also includes adjustments to noninterest income and income tax expense to remove the FTE impact of items (primarily low-income housing tax credits) that have been grossed up within noninterest income to a FTE amount in the business segments.

Net income increased $1.4 billion to $2.9 billion primarily due to an increase in noninterest income combined with decreases in all other noninterest expense, merger and restructuring charges and provision for credit losses partially offset by a decrease in net interest income.

Net interest income decreased $1.3 billion resulting largely from the absence of net interest income due to the sale of the Latin American operations and Hong Kong-based retail and commercial banking business which were included in our 2006 results. Net interest income was also adversely impacted by the implementation of new accounting guidance (FSP 13-2) which decreased net interest income by approximately $230 million.

Noninterest income increased $1.6 billion driven by the $1.5 billion gain from the sale of Marsico. In addition, noninterest income increased due to higher equity investment income and the absence of a loss of $496 million on the sale of mortgage-backed debt securities which occurred in the prior year. Partially offsetting these items was a $720 million gain on the sale of our Brazilian operations in 2006 and losses in 2007 of $394 million on securities after they were purchased at fair value from certain cash funds managed within *GWIM*. In addition, all noninterest income line items were impacted by the absence of noninterest income due to the sale of the Latin American operations and Hong Kong-based retail and commercial banking business which were included in our 2006 results.

The following table presents the components of *All Other's* equity investment income and a reconciliation to the total consolidated equity investment income for 2007 and 2006.

Components of Equity Investment Income

(Dollars in millions)	2007	2006
Principal Investing	**$2,217**	$1,894
Corporate and Strategic Investments	**1,528**	978
Total equity investment income included in All Other	**3,745**	2,872
Total equity investment income included in the business segments	**319**	317
Total consolidated equity investment income	**$4,064**	$3,189

Equity investment income increased $873 million primarily due to the $600 million gain on the sale of private equity funds to Conversus Capital and an increase of $533 million in dividends from CCB, including a special dividend of $184 million prior to CCB's 2007 share listing. Partially offsetting these increases was a $341 million gain in 2006 recorded on the liquidation of a strategic European investment.

Provision for credit losses decreased $119 million to negative $251 million compared to negative $132 million in 2006, mainly due to reserve reductions from the sale of our Argentina portfolio during the first quarter of 2007 and improved performance of the remaining portfolios from certain consumer finance businesses that we have previously exited.

Merger and restructuring charges decreased $395 million to $410 million compared to $805 million for 2006 due to declining integration costs associated with the MBNA acquisition offset by costs associated with the integration of U.S. Trust Corporation and LaSalle. For additional information on merger and restructuring charges, see *Note 2 – Merger and Restructuring Activity* to the Consolidated Financial Statements.

The decrease in all other noninterest expense of $992 million was largely driven by the absence of operating costs after the sale of the Latin America operations and Hong Kong-based retail and commercial banking business which were included in our 2006 results.

Off- and On-Balance Sheet Arrangements

In the ordinary course of business, we support our customers' financing needs by facilitating their access to the commercial paper market. In addition, we utilize certain financing arrangements to meet our balance sheet management, funding and liquidity needs. For additional information on our liquidity risk, see Liquidity Risk and Capital Management beginning on page 66. These activities utilize SPEs, typically in the form of corporations, limited liability companies, or trusts, which raise funds by issuing short-term commercial paper or similar instruments to third party investors. These SPEs typically hold various types of financial assets whose cash flows are the primary source of repayment for the liabilities of the SPEs. Investors have recourse to the assets in the SPE and often benefit from other credit enhancements, such as overcollateralization in the form of excess assets in the SPE, liquidity facilities, and other arrangements. As a result, the SPEs can typically obtain a favorable credit rating from the rating agencies, resulting in lower financing costs for our customers.

Table 8 Special Purpose Entities Liquidity Exposure [1]

	December 31, 2007			
	VIEs		QSPEs	
(Dollars in millions)	Consolidated [2]	Unconsolidated	Unconsolidated	Total
Corporation-sponsored multi-seller conduits	$16,984	$47,335	$ -	$ 64,319
Municipal bond trusts and corporate SPEs	7,359	3,120	7,251	17,730
Collateralized debt obligation vehicles [3]	3,240	9,026	-	12,266
Asset acquisition conduits	1,623	6,399	-	8,022
Customer-sponsored conduits	-	1,724	-	1,724
Total liquidity exposure	**$29,206**	**$67,604**	**$7,251**	**$104,061**

	December 31, 2006			
	VIEs		QSPEs	
(Dollars in millions)	Consolidated [2]	Unconsolidated	Unconsolidated	Total
Corporation-sponsored multi-seller conduits	$11,515	$29,836	$ -	$ 41,351
Municipal bond trusts and corporate SPEs	272	48	7,593	7,913
Collateralized debt obligation vehicles	–	7,658	–	7,658
Asset acquisition conduits	1,083	5,952	–	7,035
Customer-sponsored conduits	–	4,586	–	4,586
Total liquidity exposure	$12,870	$48,080	$7,593	$ 68,543

[1] *Note 9 – Variable Interest Entities* to the Consolidated Financial Statements is related to this table but only reflects those entities in which we hold a significant variable interest.
[2] We consolidate VIEs when we are the primary beneficiary that will absorb the majority of the expected losses or expected residual returns of the VIEs or both.
[3] For additional information on our CDO exposures and related writedowns at December 31, 2007, see the CDO discussion beginning on page 53.

We have liquidity agreements, SBLCs or other arrangements with the SPEs, as described below, under which we are obligated to provide funding in the event of a market disruption or other specified event or otherwise provide credit support to the entities (hereinafter referred to as liquidity exposure). We manage our credit risk and any market risk on these arrangements by subjecting them to our normal underwriting and risk management processes. Our credit ratings and changes thereto will affect the borrowing cost and liquidity of these SPEs. In addition, significant changes in counterparty asset valuation and credit standing may also affect the ability of the SPEs to issue commercial paper. The contractual or notional amount of these commitments as presented in Table 8, represents our maximum possible funding obligation and is not, in management's view, representative of expected losses or funding requirements. From time to time, we may purchase commercial paper issued by these SPEs in connection with market-making activities or for investment purposes. During the second half of 2007, there were instances in which the asset-backed commercial paper market became illiquid due to market perceptions of uncertainty and certain investment activities were affected. As a result, at December 31, 2007, we held $6.6 billion of commercial paper on the Corporation's Consolidated Balance Sheet that was issued in connection with our liquidity obligations to unconsolidated CDOs summarized in the table above. At December 31, 2006, we held $123 million of commercial paper issued by the SPEs included in the table above.

The table above presents our liquidity exposure to these consolidated and unconsolidated SPEs, which include VIEs and QSPEs. VIEs are SPEs which lack sufficient equity at risk or whose equity investors do not have a controlling financial interest. QSPEs are SPEs whose activities are strictly limited to holding and servicing financial assets. Some, but not all, of the liquidity commitments to VIEs are considered to be significant variable interests and are disclosed in *Note 9 – Variable Interest Entities* to the Consolidated Financial Statements. Those liquidity commitments that are not significant variable interests are not required to be included in *Note 9 – Variable Interest Entities* to the Consolidated Financial Statements.

At December 31, 2007 the Corporation's total liquidity exposure to SPEs was $104.1 billion, an increase of $35.5 billion from December 31, 2006. The increase was primarily due to increases in corporation-sponsored multi-seller conduits and municipal bond trusts and corporate SPEs. The increase of $23.0 billion in corporation-sponsored multi-seller conduits was primarily due to organic growth in the business. The increase of $9.8 billion in municipal bond trusts and corporate SPEs was mainly due to the acquisition of LaSalle.

Corporation-Sponsored Multi-Seller Conduits

We administer three multi-seller conduits which provide a low-cost funding alternative to our customers by facilitating their access to the commercial paper market. Our customers sell or otherwise transfer assets to the conduits, which in turn issue high-grade, short-term commercial paper that is collateralized by the underlying assets. We receive fees for providing combinations of liquidity and SBLCs or similar loss protection commitments to the conduits. These commitments represent significant variable interests in the SPEs, which are discussed in more detail in *Note 9 – Variable Interest Entities* to the Consolidated Financial Statements. Third parties participate in a small number of the liquidity facilities on a pari passu basis with the Corporation.

At December 31, 2007, our liquidity commitments to the conduits were collateralized by various classes of assets. Assets held in the conduits incorporate features such as overcollateralization and cash reserves which are designed to provide credit support at a level that is equivalent to an investment grade as determined in accordance with internal risk rating guidelines. During 2007, there were no material write-downs or downgrades of assets.

We are the primary beneficiary of one conduit which is included in our Consolidated Financial Statements. At December 31, 2007, our liquidity commitments to this conduit were collateralized by credit card loans (21 percent), auto loans (14 percent), equipment loans (13 percent), and student loans (eight percent). None of these assets are subprime residential mortgages. In addition, 29 percent of our commitments were collateralized by projected cash flows from long-term contracts (e.g., television broadcast contracts, stadium revenues and royalty payments) which, as mentioned above, incorporate features that provide credit support at a level equivalent to an investment grade. At December 31, 2007, the weighted average life of assets in the consolidated conduit was 5.4 years and the weighted average maturity of commercial paper issued by this conduit was 40 days. Assets of the Corporation are not available to pay creditors of the consolidated conduit except to the extent the Corporation may be obligated to perform under the liquidity commitments and SBLCs. Assets of the consolidated conduit are not available to pay creditors of the Corporation.

We do not consolidate the other two conduits as we do not expect to absorb a majority of the variability of the conduits. At December 31, 2007, our liquidity commitments to the unconsolidated conduits were collateralized by student loans (27 percent), credit card loans and trade receivables (10 percent each), and auto loans (eight percent). Less than one percent of these assets are subprime residential mortgages. In addition, 29 percent of our commitments were collateralized by the conduits' short-term lending arrangements with investment funds, primarily real estate funds, which as mentioned above, incorporate features that provide credit support at a level equivalent to an investment grade. Amounts advanced under these arrangements will be repaid when the investment funds issue capital calls to their qualified equity investors. At December 31, 2007, the weighted average life of assets in the unconsolidated conduits was 2.6 years and the weighted average maturity of commercial paper issued by these conduits was 36 days.

The liquidity commitments and SBLCs provided to unconsolidated conduits are included in Table 10 in the Obligations and Commitments section beginning on page 63. We have no other contractual obligations to the unconsolidated conduits, nor do we intend to provide noncontractual or other forms of support.

On a combined basis, the unconsolidated conduits issued approximately $27 million of capital notes and equity interests to third parties. This represents the maximum amount of loss that would be absorbed by the third party investors. Based on an analysis of projected cash flows, we have determined that the Corporation will not absorb a majority of the variability created by the assets of the conduits.

Despite the market disruptions in the second half of 2007, the conduits did not experience any material difficulties in issuing commercial paper. The Corporation did not purchase any commercial paper issued by the conduits other than incidentally and in its role as commercial paper dealer.

Municipal Bond Trusts and Corporate SPEs

We have provided a total of $17.7 billion and $7.9 billion in liquidity support to municipal bond trusts and corporate SPEs at December 31, 2007 and 2006. We administer municipal bond trusts that hold highly-rated, long-term, fixed-rate municipal bonds, some of which are callable prior to maturity, for which we provided liquidity support of $13.4 billion and $2.6 billion at December 31, 2007 and 2006. In addition, we administer several conduits to which we provided $4.3 billion and $5.3 billion of liquidity support at December 31, 2007 and 2006.

As it relates to the municipal bond trusts the weighted average remaining life of the bonds at December 31, 2007 was 20.8 years. Substantially all of the bonds are rated AAA or AA and some of the bonds benefit from being wrapped by monolines. There were no material write-downs or downgrades of assets or issuers during 2007. The trusts obtain financing by issuing floating-rate trust certificates that reprice on a weekly basis to third party investors. The floating-rate investors have the right to tender the certificates at any time upon seven days notice. We serve as remarketing agent and liquidity provider for the trusts. Should we be unable to remarket the tendered certificates, we are generally obligated to purchase them at par. We are not obligated to purchase the certificate if a bond's credit rating declines below investment grade or in the event of certain defaults or bankruptcy of the issuer and/or insurer. The total notional amount of floating-rate certificates for which we provide liquidity support was $13.4 billion and $2.6 billion at December 31, 2007 and 2006. Some of these trusts are QSPEs. We consolidate those trusts that are not QSPEs if we hold the residual interest or otherwise expect to absorb a majority of the variability of the trusts. We have $6.1 billion of liquidity commitments to unconsolidated trusts at December 31, 2007, which are included in Table 10 in the Obligations and Commitments section beginning on page 63.

Assets of the other corporate conduits consisted primarily of high-grade, long-term municipal, corporate, and mortgage-backed securities which had a weighted average remaining life of approximately 7.5 years at December 31, 2007. Substantially all of the securities are rated AAA or AA and some of the bonds benefit from being wrapped by monolines. There were no material write-downs or downgrades of assets or insurers during 2007. These conduits, which are QSPEs, obtain funding by issuing commercial paper to third party investors. At December 31, 2007, the weighted average maturity of the commercial paper was 25 days. We have entered into derivative contracts which provide interest rate, currency and a pre-specified amount of credit protection to the entities in exchange for the commercial paper rate. In addition, we may be obligated to purchase assets from the vehicles if the assets or insurers are downgraded. If an asset's rating declines below a certain investment quality as evidenced by its credit rating or defaults, we are no longer exposed to the risk of loss. Due to the market disruptions during the second half of 2007, these conduits began to experience difficulties in issuing commercial paper as credit spreads widened. On occasion, including in the first quarter of 2008, we held some of the issued commercial paper when marketing attempts were unsuccessful. In the event that we are unable to remarket the conduits' commercial paper such that it no longer qualifies as a QSPE, we would consolidate the conduit which may have an adverse impact on the fair value of the related derivative contracts. At December 31, 2007 we did not hold any commercial paper issued by the conduits.

We have no other contractual obligations to the unconsolidated bond trusts and conduits described above, nor do we intend to provide noncontractual or other forms of support.

Derivative activity related to these entities is included in *Note 4 – Derivatives* to the Consolidated Financial Statements. For more information on QSPEs, see *Note 9 – Variable Interest Entities* to the Consolidated Financial Statements. For additional information on our monoline exposure, see Industry Concentrations beginning on page 79.

Collateralized Debt Obligation Vehicles

CDOs are SPEs that hold diversified pools of fixed income securities. They issue multiple tranches of debt securities, including commercial paper and equity securities. We receive fees for structuring the CDOs and/or placing debt securities with third party investors. We provided total liquidity support of $12.3 billion and $7.7 billion at December 31, 2007 and 2006 consisting of $10.0 billion and $2.1 billion of written put options and $2.3 billion and $5.5 billion of other forms of liquidity support.

At December 31, 2007 and 2006, we provided liquidity support in the form of written put options on $10.0 billion and $2.1 billion of commercial paper issued by CDOs, including $3.2 billion issued by a consolidated CDO at December 31, 2007. No third parties provide similar commitments to these CDOs. The commercial paper is the most senior class of securities issued by the CDOs and benefits from the subordination of all other securities, including AAA-rated securities. The amount that is principally backed by subprime residential mortgage exposure (net of insurance and prior to writedowns) totaled $7.4 billion. This amount included approximately $2.8 billion of high grade ABS, $4.2 billion of CDOs-squared, of which $3.2 billion were consolidated, and $363 million of mezzanine ABS.

The commercial paper subject to the put options is the most senior class of securities issued by the CDOs and benefits from the subordination of all other securities, including AAA-rated securities. We are obligated under the written put options to provide funding to the CDOs by purchasing the commercial paper at predetermined contractual yields in the event of a severe disruption in the short-term funding market as evidenced by the inability of the CDOs to issue commercial paper at spreads below a predetermined rate.

Prior to the second half of 2007, we believed that the likelihood of our experiencing an economic loss as the result of our obligations under the written put options was remote. However, due to severe market disruptions during the second half of 2007, the CDOs holding the put options began to experience difficulties in issuing commercial paper. Shortly thereafter, a significant portion of the assets held in these CDOs were downgraded or threatened with downgrade by the rating agencies. As a result of these factors, we began to purchase commercial paper that could not be issued to third parties at less than the contractual yield specified in our liquidity obligations. See *Note 13 – Commitments and Contingencies* to the Consolidated Financial Statements for more information on the written put options. These written put options are recorded as derivatives on the Consolidated Balance Sheet and are carried at fair value with changes in fair value recorded in trading account profits (losses). Derivative activity related to these entities is included in *Note 4 – Derivatives* to the Consolidated Financial Statements.

We also administer a CDO conduit that obtains funds by issuing commercial paper to third party investors. The conduit held $2.3 billion and $5.5 billion of assets at December 31, 2007 and 2006 consisting of super senior tranches of debt securities issued by other CDOs, none of which are principally backed by subprime residential mortgages at December 31, 2007. We provide liquidity support equal to the amount of assets in this conduit which obligates us to purchase the commercial paper at a predetermined contractual yield in the event of a severe disruption in the short-term funding market as evidenced by the inability of the conduit to issue commercial paper at spreads below a predetermined rate. In addition, we are obligated to purchase assets from the conduit or absorb market losses on the sale of assets in the event of a downgrade or decline in credit quality of the assets. Our $2.3 billion liquidity commitment to the conduit at December 31, 2007 is included in Table 10 in the Obligations and Commitments section. We are the sole provider of liquidity to the CDO vehicle.

During the fourth quarter of 2007, as contractually allowed in our role as conduit administrator, the Corporation removed certain assets from the CDO conduit due to a decline in credit quality. The CDO conduit also began to experience difficulties in issuing commercial paper due to market disruptions during the second half of 2007, and we began to purchase commercial paper that could not be issued to third parties at less than the contractual yield specified in our liquidity obligations.

At December 31, 2007, we held $6.6 billion of commercial paper on the balance sheet that was issued by unconsolidated CDO vehicles of which $5.0 billion related to the written put options and $1.6 billion related to other liquidity support. We also held AFS debt securities in consolidated CDO vehicles with a fair value of $2.8 billion that were principally related to certain assets that were removed from the CDO conduit, as discussed above. We recorded losses of $3.2 billion, net of insurance, in trading account profits (losses) in 2007 of which $2.7 billion related to written put options and $519 million related to other liquidity support. These losses are included in the $4.0 billion of net writedowns on super senior CDO exposure which is discussed in more detail beginning on page 53.

Asset Acquisition Conduits

We administer two unconsolidated conduits which acquire assets on behalf of our customers. The return on the assets held in the conduits, which consist principally of liquid exchange-traded securities and some leveraged loans, is passed through to our customers through a series of derivative contracts. We consolidate a third conduit which holds subordinated debt securities for our benefit. These conduits obtain funding through the issuance of commercial paper and subordinated certificates to third party investors. Repayment of the commercial paper and certificates is assured by derivative contracts between the Corporation and the conduits, and we are reimbursed through the derivative contracts with our customers. Our performance under the derivatives is collateralized by the underlying assets. Derivative activity related to these entities is included in *Note 4 – Derivatives* to the Consolidated Financial Statements.

Despite the market disruptions in the second half of 2007, the conduits did not experience any material difficulties in issuing commercial paper. The Corporation did not hold a significant amount of commercial paper issued by the conduits at any time during 2007. At December 31, 2007, the weighted average life of commercial paper issued by the conduits was 34 days.

We have no other contractual obligations to the conduits described above, nor do we intend to provide noncontractual or other forms of support.

Customer-Sponsored Conduits

We provide liquidity facilities to conduits that are sponsored by our customers and which provide them with direct access to the commercial paper market. We are typically one of several liquidity providers for a customer's conduit. We do not provide SBLCs or other forms of credit enhancement to these conduits. Assets of these conduits consist primarily of auto loans, student loans and credit card receivables. The liquidity commitments benefit from structural protections which vary depending upon the program, but given these protections, the exposures are viewed to be of investment grade quality.

These commitments are included in Table 10 in the Obligations and Commitments section. As we typically provide less than 20 percent of the total liquidity commitments to these conduits and do not provide other forms of support, we have concluded that we do not hold a significant variable interest in the conduits and they are not included in our discussion of VIEs in *Note 9 – Variable Interest Entities* to the Consolidated Financial Statements.

Obligations and Commitments

We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into contractual arrangements whereby we commit to future purchases of products or services from unaffiliated parties. Obligations that are legally binding agreements whereby we agree to purchase products or services with a specific minimum quantity defined at a fixed, minimum or variable price over a specified period of time are defined as purchase obligations.

Included in purchase obligations are vendor contracts of $4.9 billion, commitments to purchase securities of $3.7 billion and commitments to purchase loans of $27.1 billion. The most significant of our vendor contracts include communication services, processing services and software contracts. Other long-term liabilities include our contractual funding obligations related to the Qualified Pension Plans, Nonqualified Pension Plans and Postretirement Health and Life Plans (the Plans). Obligations to the Plans are based on the current and projected obligations of the Plans, performance of the Plans' assets and any participant contributions, if applicable. During 2007 and 2006, we contributed $243 million and $2.6 billion to the Plans, and we expect to make at least $206 million of contributions during 2008. The following table does not include UTBs of $3.1 billion associated with FIN 48 and tax-related interest and penalties of $573 million.

Debt, lease, equity and other obligations are more fully discussed in *Note 12 – Short-term Borrowings and Long-term Debt* and *Note 13 – Commitments and Contingencies* to the Consolidated Financial Statements. The Plans and UTBs are more fully discussed in *Note 16 – Employee Benefit Plans* and *Note 18 – Income Taxes* to the Consolidated Financial Statements.

Table 9 presents total long-term debt and other obligations at December 31, 2007.

Table 9 Long-term Debt and Other Obligations

	December 31, 2007				
(Dollars in millions)	Due in 1 year or less	Due after 1 year through 3 years	Due after 3 years through 5 years	Due after 5 years	Total
Long-term debt and capital leases	$30,435	$50,693	$28,115	$88,265	$197,508
Purchase obligations [1]	12,266	21,994	624	842	35,726
Operating lease obligations	2,049	3,405	2,480	8,151	16,085
Other long-term liabilities	493	694	432	480	2,099
Total long-term debt and other obligations	$45,243	$76,786	$31,651	$97,738	$251,418

[1] Obligations that are legally binding agreements whereby we agree to purchase products or services with a specific minimum quantity defined at a fixed, minimum or variable price over a specified period of time are defined as purchase obligations.

Many of our lending relationships contain funded and unfunded elements. The funded portion is reflected on our balance sheet. For lending relationships carried at historical cost, the unfunded component of these commitments is not recorded on our balance sheet until a draw is made under the credit facility; however, a reserve is established for probable losses. For lending commitments for which we have elected to account for under SFAS 159, the fair value of the commitment is recorded in accrued expenses and other liabilities. The Corporation also manages certain concentrations of commitments (e.g., bridge financing) through its established "originate to distribute" strategy.

For more information on these commitments and guarantees, including equity commitments, see *Note 13 – Commitments and Contingencies* to the Consolidated Financial Statements. For more information on the adoption of SFAS 159, see *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements.

We enter into commitments to extend credit such as loan commitments, SBLCs and commercial letters of credit to meet the financing needs of our customers. The table below summarizes the total unfunded, or off-balance sheet, credit extension commitment amounts by expiration date. At December 31, 2007, the unfunded lending commitments related to charge cards (nonrevolving card lines) to individuals and government entities guaranteed by the U.S. Government in the amount of $9.9 billion (related outstandings of $193 million) were not included in credit card line commitments in the table below.

Other Commitments

We provided support to cash funds managed within *GWIM* by purchasing certain assets at fair value and by committing to provide a limited amount of capital to the funds. For more information, see *Note 13 – Commitments and Contingencies* to the Consolidated Financial Statements.

Table 10 Credit Extension Commitments

	December 31, 2007				
(Dollars in millions)	Expires in 1 year or less	Expires after 1 year through 3 years	Expires after 3 years through 5 years	Expires after 5 years	Total
Loan commitments	$ 178,931	$ 92,153	$106,904	$ 27,902	$ 405,890
Home equity lines of credit	8,482	1,828	2,758	107,055	120,123
Standby letters of credit and financial guarantees	31,629	14,493	7,943	8,731	62,796
Commercial letters of credit	3,753	50	33	717	4,553
Legally binding commitments [1]	222,795	108,524	117,638	144,405	593,362
Credit card lines	876,393	17,864	–	–	894,257
Total credit extension commitments	$1,099,188	$126,388	$117,638	$144,405	$1,487,619

[1] Includes commitments of $47.3 billion to corporation-sponsored multi-seller conduits, $2.3 billion to CDOs, $6.1 billion to municipal bond trusts and $1.7 billion to customer-sponsored conduits at December 31, 2007.

Managing Risk

Overview

Our management governance structure enables us to manage all major aspects of our business through an integrated planning and review process that includes strategic, financial, associate, customer and risk planning. We derive much of our revenue from managing risk from customer transactions for profit. In addition to qualitative factors, we utilize quantitative measures to optimize risk and reward trade offs in order to achieve growth targets and financial objectives while reducing the variability of earnings and minimizing unexpected losses. Risk metrics that allow us to measure performance include economic capital targets and corporate risk limits. By allocating economic capital to a line of business, we effectively manage that business's ability to take on risk. Review and approval of business plans incorporate approval of economic capital allocation, and economic capital usage is monitored through financial and risk reporting. Industry, country, trading, asset allocation and other limits supplement the allocation of economic capital. These limits are based on an analysis of risk and reward in each line of business and management is responsible for tracking and reporting performance measurements as well as any exceptions to guidelines or limits. Our risk management process continually evaluates risk and appropriate metrics needed to measure it.

Our business exposes us to the following major risks: strategic, liquidity, credit, market and operational risk. Strategic risk is the risk that adverse business decisions, ineffective or inappropriate business plans or failure to respond to changes in the competitive environment, business cycles, customer preferences, product obsolescence, execution and/or other intrinsic risks of business will impact our ability to meet our objectives. Liquidity risk is the inability to accommodate liability maturities and deposit withdrawals, fund asset growth and meet contractual obligations through unconstrained access to funding at reasonable market rates. Credit risk is the risk of loss arising from a borrower's or counterparty's inability to meet its obligations. Market risk is the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions, such as interest rate movements. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or external events. The following sections, Strategic Risk Management on page 66, Liquidity Risk and Capital Management beginning on page 66, Credit Risk Management beginning on page 69, Market Risk Management beginning on page 86 and Operational Risk Management beginning on page 93, address in more detail the specific procedures, measures and analyses of the major categories of risk that we manage.

Risk Management Processes and Methods

We have established and continually enhance control processes and use various methods to align risk-taking and risk management throughout our organization. These control processes and methods are designed around "three lines of defense": lines of business, enterprise functions and Corporate Audit.

The lines of business are the first line of defense and are responsible for identifying, quantifying, mitigating and monitoring all risks within their lines of business, while certain enterprise-wide risks are managed centrally. For example, except for trading-related business activities, interest rate risk associated with our business activities is managed centrally as part of our ALM activities. Line of business management makes and executes the business plan and is closest to the changing nature of risks and, therefore, we believe is best able to take actions to manage and mitigate those risks. Our lines of business prepare periodic self-assessment reports to identify the status of risk issues, including mitigation plans, if appropriate. These reports roll up to executive management to ensure appropriate risk management and oversight, and to identify enterprise-wide issues. Our management processes, structures and policies aid us in complying with laws and regulations and provide clear lines for decision-making and accountability. Wherever practical, we attempt to house decision-making authority as close to the transaction as possible while retaining supervisory control functions from both in and outside of the lines of business.

The key elements of the second line of defense are Risk Management, Compliance, Finance, Global Technology and Operations, Human Resources, and Legal functions. These groups are independent of the lines of businesses and are organized on both a line of business and enterprise-wide basis. For example, for Risk Management, a senior risk executive is assigned to each of the lines of business and is responsible for the oversight of all the risks associated with that line of business. Enterprise-level risk executives have responsibility to develop and implement polices and practices to assess and manage enterprise-wide credit, market and operational risks.

Corporate Audit, the third line of defense, provides an independent assessment of our management and internal control systems. Corporate Audit activities are designed to provide reasonable assurance that resources are adequately protected; significant financial, managerial and operating information is materially complete, accurate and reliable; and employees' actions are in compliance with corporate policies, standards, procedures, and applicable laws and regulations.

We use various methods to manage risks at the line of business levels and corporate-wide. Examples of these methods include planning and forecasting, risk committees and forums, limits, models, and hedging strategies. Planning and forecasting facilitates analysis of actual versus planned results and provides an indication of unanticipated risk levels. Generally, risk committees and forums are composed of lines of business, risk management, treasury, compliance, legal and finance personnel, among others, who actively monitor performance against plan, limits, potential issues, and introduction of new products. Limits, the amount of exposure that may be taken in a product, relationship, region or industry, seek to align corporate-wide risk goals with those of each line of business and are part of our overall risk management process to help reduce the volatility of market, credit and operational losses. Models are used to estimate market value and net interest income sensitivity, and to estimate expected and unexpected losses for each product and line of business, where appropriate. Hedging strategies are used to manage the risk of borrower or counterparty concentration risk and to manage market risk in the portfolio.

The formal processes used to manage risk represent only one portion of our overall risk management process. Corporate culture and the actions of our associates are also critical to effective risk management. Through our Code of Ethics, we set a high standard for our associates. The Code of Ethics provides a framework for all of our associates to conduct themselves with the highest integrity in the delivery of our products or services to our customers. We instill a risk-conscious culture through communications, training, policies, procedures, and organizational roles and responsibilities. Additionally, we continue to strengthen the linkage between the associate performance management process and individual compensation to encourage associates to work toward corporate-wide risk goals.

Oversight

The Board oversees the risk management of the Corporation through its committees, management committees and the Chief Executive Officer. The Board's Audit Committee monitors (1) the effectiveness of our internal controls, (2) the integrity of our Consolidated Financial Statements and (3) compliance with legal and regulatory requirements. In addition, the Audit Committee oversees the internal audit function and the independent registered public accountant. The Board's Asset Quality Committee oversees credit risks and related topics that may impact our assets and earnings. The Finance Committee, a management committee, oversees the development and performance of the policies and strategies for managing the strategic, credit, market, and operational risks to our earnings and capital. The Asset Liability Committee (ALCO), a subcommittee of the Finance Committee, oversees our policies and processes designed to assure sound market risk and balance sheet management. The Global Markets Risk Committee (GRC) has been designated by ALCO as the primary governance authority for Global Markets Risk Management. The Compliance and Operational Risk Committee, a subcommittee of the Finance Committee, oversees our policies and processes designed to assure sound operational and compliance risk management. The Credit Risk Committee (CRC), a subcommittee of the Finance Committee, oversees and approves our adherence to sound credit risk management policies and practices. Certain CRC approvals are subject to the oversight of the Board's Asset Quality Committee. The Executive Management Team (i.e., Chief Executive Officer and select executives of the management team) reviews our corporate strategies and objectives, evaluates business performance, and reviews business plans including economic capital allocations to the Corporation and lines of business. Management continues to direct corporate-wide efforts to address the Basel Committee on Banking Supervision's new risk-based capital standards (Basel II). The Audit Committee and Finance Committee oversee management's plans to comply with Basel II. For additional information, see the Basel II discussion on page 68 and *Note 15 – Regulatory Requirements and Restrictions* to the Consolidated Financial Statements.

Strategic Risk Management

Strategic risk is the risk that adverse business decisions, ineffective or inappropriate business plans, or failure to respond to changes in the competitive environment, business cycles, customer preferences, product obsolescence, execution and/or other intrinsic risks of business will impact our ability to meet our objectives. We use an integrated planning process to help manage strategic risk. A key component of the planning process aligns strategies, goals, tactics and resources throughout the enterprise. The process begins with the creation of a corporate-wide business plan which incorporates an assessment of the strategic risks. This business plan establishes the corporate strategic direction. The planning process then cascades through the lines of business, creating business line plans that are aligned with the Corporation's strategic direction. At each level, tactics and metrics are identified to measure success in achieving goals and assure adherence to the plans. As part of this process, the lines of business continuously evaluate the impact of changing market and business conditions, and the overall risk in meeting objectives. See the Operational Risk Management section beginning on page 93 for a further description of this process. Corporate Audit in turn monitors, and independently reviews and evaluates, the plans and measurement processes.

One of the key tools we use to manage strategic risk is economic capital allocation. Through the economic capital allocation process, we effectively manage each line of business's ability to take on risk. Review and approval of business plans incorporate approval of economic capital allocation, and economic capital usage is monitored through financial and risk reporting. Economic capital allocation plans for the lines of business are incorporated into the Corporation's operating plan that is approved by the Board on an annual basis.

Liquidity Risk and Capital Management

Liquidity Risk

Liquidity is the ongoing ability to accommodate liability maturities and deposit withdrawals, fund asset growth and business operations, and meet contractual obligations through unconstrained access to funding at reasonable market rates. Liquidity management involves forecasting funding requirements and maintaining sufficient capacity to meet the needs and accommodate fluctuations in asset and liability levels due to changes in our business operations or unanticipated events. Sources of liquidity include deposits and other customer-based funding, and wholesale market-based funding.

We manage liquidity at two levels. The first is the liquidity of the parent company, which is the holding company that owns the banking and nonbanking subsidiaries. The second is the liquidity of the banking subsidiaries. The management of liquidity at both levels is essential because the parent company and banking subsidiaries have different funding needs and sources, and are subject to certain regulatory guidelines and requirements. Through ALCO, the Finance Committee is responsible for establishing our liquidity policy as well as approving operating and contingency procedures, and monitoring liquidity on an ongoing basis. Corporate Treasury is responsible for planning and executing our funding activities and strategy.

In order to ensure adequate liquidity through the full range of potential operating environments and market conditions, we conduct our liquidity management and business activities in a manner that will preserve and enhance funding stability, flexibility and diversity. Key components of this operating strategy include a strong focus on customer-based funding, maintaining direct relationships with wholesale market funding providers, and maintaining the ability to liquefy certain assets when, and if, requirements warrant.

We develop and maintain contingency funding plans for both the parent company and bank liquidity positions. These plans evaluate our liquidity position under various operating circumstances and allow us to ensure that we would be able to operate through a period of stress when access to normal sources of funding is constrained. The plans project funding requirements during a potential period of stress, specify and quantify sources of liquidity, outline actions and procedures for effectively managing through the problem period, and define roles and responsibilities. They are reviewed and approved annually by ALCO.

Our borrowing costs and ability to raise funds are directly impacted by our credit ratings. The credit ratings of Bank of America Corporation and Bank of America, N.A. are reflected in the table below.

Table 11 Credit Ratings

	December 31, 2007				
	Bank of America Corporation			Bank of America, N.A.	
	Senior Debt	Subordinated Debt	Commercial Paper	Short-term Borrowings	Long-term Debt
Moody's Investors Service	Aa1	Aa2	P-1	P-1	Aaa
Standard & Poor's	AA	AA-	A-1+	A-1+	AA+
Fitch Ratings	AA	AA-	F1+	F1+	AA

Under normal business conditions, primary sources of funding for the parent company include dividends received from its banking and nonbanking subsidiaries, and proceeds from the issuance of senior and subordinated debt, as well as commercial paper and equity. Primary uses of funds for the parent company include repayment of maturing debt and commercial paper, share repurchases, dividends paid to shareholders, and subsidiary funding through capital or debt.

The parent company maintains a cushion of excess liquidity that would be sufficient to fully fund the holding company and nonbank affiliate operations for an extended period during which funding from normal sources is disrupted. The primary measure used to assess the parent company's liquidity is the "Time to Required Funding" during such a period of liquidity disruption. This measure assumes that the parent company is unable to generate funds from debt or equity issuance, receives no dividend income from subsidiaries, and no longer pays dividends to shareholders while continuing to meet nondiscretionary uses needed to maintain bank operations and repayment of contractual principal and interest payments owed by the parent company and affiliated companies. Under this scenario, the amount of time the parent company and its nonbank subsidiaries can operate and meet all obligations before the current liquid assets are exhausted is considered the "Time to Required Funding." ALCO approves the target range set for this metric, in months, and monitors adherence to the target. Maintaining excess parent company cash ensures that "Time to Required Funding" remains in the target range of 21 to 27 months and is the primary driver of the timing and amount of the Corporation's debt issuances. As of December 31, 2007 "Time to Required Funding" was 19 months compared to 24 months at December 31, 2006. The reduction reflects the funding of the LaSalle acquisition for $21.0 billion in cash which closed on October 1, 2007. We had anticipated in the fourth quarter of 2007 that the "Time to Required Funding" would decrease slightly below our target range as a result of the funding of the LaSalle acquisition. We anticipate returning to our target range in 2008 due in part to the issuance of preferred stock in the first quarter of 2008. For additional information on our recent preferred stock issuances, see the Preferred Stock discussion on page 69.

The primary sources of funding for our banking subsidiaries include customer deposits and wholesale market-based funding. Primary uses of funds for the banking subsidiaries include growth in the core asset portfolios, including loan demand, and in the ALM portfolio. We use the ALM portfolio primarily to manage interest rate risk and liquidity risk.

One ratio that can be used to monitor the stability of funding composition is the "loan to domestic deposit" ratio. This ratio reflects the percent of loans and leases that are funded by domestic core deposits, a relatively stable funding source. A ratio below 100 percent indicates that our loan portfolio is completely funded by domestic core deposits. The ratio was 127 percent at December 31, 2007 compared to 118 percent at December 31, 2006. The increase was primarily attributable to organic growth in the loan and lease portfolio, and a decision to retain a larger share of mortgage production on the Corporation's balance sheet.

The strength of our balance sheet is a result of rigorous financial and risk discipline. Our core deposit base, which is a low cost funding source, is often used to fund the purchase of incremental assets (primarily loans and securities), the composition of which impacts our loan to deposit ratio. Mortgage-backed securities and mortgage loans have prepayment risk which must be managed. Repricing of deposits is a key variable in this process. The capital generated in excess of capital adequacy targets and to support business growth, is available for the payment of dividends and share repurchases.

ALCO determines prudent parameters for wholesale market-based borrowing and regularly reviews the funding plan for the bank subsidiaries to ensure compliance with these parameters. The contingency funding plan for the banking subsidiaries evaluates liquidity over a 12-month period in a variety of business environment scenarios assuming different levels of earnings performance and credit ratings as well as public and investor relations factors. Funding exposure related to our role as liquidity provider to certain off-balance sheet financing entities is also measured under a stress scenario. In this analysis, ratings are downgraded such that the off-balance sheet financing entities are not able to issue commercial paper and backup facilities that we provide are drawn upon. In addition, potential draws on credit facilities to issuers with ratings below a certain level are analyzed to assess potential funding exposure.

We originate loans for retention on our balance sheet and for distribution. As part of our "originate to distribute" strategy, commercial loan originations are distributed through syndication structures, and residential mortgages originated by *Consumer Real Estate* are frequently distributed in the secondary market. In connection with our balance sheet management activities, we may retain mortgage loans originated as well as purchase and sell loans based on our assessment of market conditions.

Regulatory Capital

At December 31, 2007, the Corporation operated its banking activities primarily under three charters: Bank of America, N.A., FIA Card Services, N.A. and LaSalle Bank, N.A. As a regulated financial services company, we are governed by certain regulatory capital requirements. At December 31, 2007 and 2006, the Corporation, Bank of America, N.A., and FIA Card Services, N.A., were classified as "well-capitalized" for regulatory purposes, the highest classification. At December 31, 2007, LaSalle Bank, N.A. was also classified as "well-capitalized" for regulatory purposes. There have been no conditions or events since December 31, 2007 that management believes have changed the Corporation's, Bank of America, N.A.'s, FIA Card Services, N.A.'s, and LaSalle Bank, N.A.'s capital classifications.

Table 12 Reconciliation of Tier 1 and Total Capital

(Dollars in millions)	December 31 2007	2006
Tier 1 Capital		
Total shareholders' equity	$146,803	$135,272
Goodwill	(77,530)	(65,662)
Nonqualifying intangible assets [1]	(5,239)	(3,782)
Effect of net unrealized (gains) losses on AFS debt and marketable equity securities and net (gains) losses on derivatives recorded in accumulated OCI, net-of-tax	(2,149)	6,565
Unamortized net periodic benefit costs recorded in accumulated OCI, net-of-tax	1,301	1,428
Trust securities [2]	16,863	15,942
Other	3,323	1,301
Total Tier 1 Capital	83,372	91,064
Long-term debt qualifying as Tier 2 Capital	31,771	24,546
Allowance for loan and lease losses	11,588	9,016
Reserve for unfunded lending commitments	518	397
Other [3]	6,471	203
Total Capital	$133,720	$125,226

[1] Nonqualifying intangible assets of the Corporation are comprised of certain core deposit intangibles, affinity relationships and other intangibles.
[2] Trust securities are net of unamortized discounts.
[3] Includes 45 percent, or $6.0 billion, of the pre-tax fair value adjustment related to the Corporation's stock investment in CCB.

Certain corporate sponsored trust companies which issue trust preferred securities (Trust Securities) are deconsolidated under FIN 46R. As a result, the Trust Securities are not included on our Consolidated Balance Sheets. On March 1, 2005, the FRB issued Risk-Based Capital Standards: Trust Preferred Securities and the Definition of Capital (the Final Rule) which allows Trust Securities to continue to qualify as Tier 1 Capital with revised quantitative limits that would be effective after a five-year transition period. As a result, we continue to include Trust Securities in Tier 1 Capital.

The Final Rule limits restricted core capital elements to 15 percent for internationally active bank holding companies. In addition, the FRB revised the qualitative standards for capital instruments included in regulatory capital. Internationally active bank holding companies are those with consolidated assets greater than $250 billion or on-balance sheet exposure greater than $10 billion. At December 31, 2007, our restricted core capital elements comprised 20.3 percent of total core capital elements. We expect to be fully compliant with the revised limits prior to the implementation date of March 31, 2009.

Table 12 reconciles the Corporation's total shareholders' equity to Tier 1 and Total Capital as defined by the regulations issued by the FRB, the FDIC, and the OCC at December 31, 2007 and 2006.

At December 31, 2007, the Corporation's Tier 1 Capital, Total Capital and Tier 1 Leverage ratios were 6.87 percent, 11.02 percent, and 5.04 percent, respectively. During 2007, the Corporation completed its acquisitions of U.S. Trust Corporation for $3.3 billion in cash and LaSalle for $21.0 billion in cash. As a result of these acquisitions, the Corporation's Tier 1 Capital, Total Capital, and Tier 1 Leverage ratios were reduced by approximately 130 bps, 145 bps and 90 bps, respectively, at December 31, 2007.

In January 2008, we issued 240 thousand shares of Bank of America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K with a par value of $0.01 per share for $6.0 billion. The fixed rate is 8.00 percent through January 29, 2018 and then adjusts to three-month LIBOR plus 363 bps thereafter. In addition, we issued 6.9 million shares of Bank of America Corporation 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L with a par value of $0.01 per share for $6.9 billion. Based on December 31, 2007 balances, the Corporation's Tier 1 and Total Capital ratios are expected to increase by approximately 105 bps and its Tier 1 Leverage ratio is expected to increase by approximately 75 bps as a result of these issuances. See *Note 15 – Regulatory Requirements and Restrictions* to the Consolidated Financial Statements for more information on the Corporation's regulatory capital.

Basel II

In June 2004, the Basel II Accord was published with the intent of more closely aligning regulatory capital requirements with underlying risks. Similar to economic capital measures, Basel II seeks to address credit risk, market risk and operational risk.

While economic capital is measured to cover unexpected losses, the Corporation also maintains a certain threshold in terms of regulatory capital to adhere to legal standards of capital adequacy. These thresholds or leverage ratios will continue to be utilized for the foreseeable future.

On December 7, 2007, the U.S. regulatory agencies published the final Basel II rules (Basel II Rules). The Basel II Rules establish requirements for the U.S. implementation and provide detailed capital requirements for credit and operational risk under Pillar 1, supervisory requirements under Pillar 2 and disclosure requirements under Pillar 3. We are still awaiting final rules for market risk requirements under Basel II.

The Basel II Rules allow U.S. financial institutions to begin parallel reporting as early as 2008. During the parallel period, the resulting capital calculations under both the current (Basel I) rules and the Basel II Rules should be reported to the financial institutions' regulatory supervisors for examination and compliance for at least four consecutive quarterly periods. Once the parallel period and subsequent three-year transition period are successfully completed, the financial institution will utilize Basel II as their means of capital adequacy assessment, measurement and reporting and discontinue use of Basel I. We continue execution efforts to ensure preparedness with all Basel II requirements. The goal is to achieve full compliance by the end of the three-year implementation period in 2011. Further, internationally Basel II was implemented in several countries during the second half of 2007, while others will begin implementation in 2008 and 2009.

Dividends

In 2007, the Corporation paid cash dividends of $10.7 billion on its common stock. Effective for the third quarter 2007 dividend, the Board increased the quarterly cash dividend 14 percent from $0.56 to $0.64 per share. In October 2007, the Board declared a fourth quarter cash dividend of $0.64 which was paid on December 28, 2007 to common shareholders of record on December 7, 2007. In January 2008, the Board authorized a quarterly cash dividend of $0.64 per common share payable on March 28, 2008 to shareholders of record on March 7, 2008.

In 2007, the Corporation paid a total of $182 million in cash dividends on its various series of preferred stock. In January 2008, we also declared five dividends in regards to preferred stock. The first was a $1.75 regular quarterly cash dividend on the 7 percent Cumulative Redeemable Preferred Stock, Series B, payable April 25, 2008 to shareholders of record on April 11, 2008. The second was a regular quarterly cash dividend of $0.38775 per depositary share on the 6.204% Non-Cumulative Preferred Stock, Series D, payable March 14, 2008 to shareholders of record on February 29, 2008. The third was a regular quarterly cash dividend of $0.33342 per depositary share on the Floating Rate Non-Cumulative Preferred Stock, Series E, payable on February 15, 2008 to shareholders of record on January 31, 2008. The fourth was a regular quarterly cash dividend of $0.41406 per depositary share on the 6.625% Non-Cumulative Preferred Stock, Series I, payable April 1, 2008 to shareholders of record on March 15, 2008. The fifth was the initial cash dividend of $0.35750 per depositary share on the 7.25% Non-Cumulative Preferred Stock, Series J, payable on February 1, 2008 to shareholders of record on January 15, 2008.

Common Share Repurchases

We expect to continue to repurchase shares, from time to time, in the open market or in private transactions through our approved repurchase programs. We repurchased approximately 73.7 million shares of common stock in 2007 which more than offset the 53.5 million shares issued under employee stock plans.

In January 2007, the Board authorized a stock repurchase program of up to 200 million shares of the Corporation's common stock at an aggregate cost not to exceed $14.0 billion to be completed within a period of 12 to 18 months of which the lesser of approximately $13.5 billion, or 189.4 million shares, remains available for repurchase under the program at December 31, 2007.

Preferred Stock

In January 2008, we issued 240 thousand shares of Bank of America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K with a par value of $0.01 per share for $6.0 billion. The fixed rate is 8.00 percent through January 29, 2018 and then adjusts to three-month LIBOR plus 363 bps thereafter. In addition, we issued 6.9 million shares of Bank of America Corporation 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L with a par value of $0.01 per share for $6.9 billion.

In November and December 2007, the Corporation issued 41 thousand shares of Bank of America Corporation 7.25% Non-Cumulative Preferred Stock, Series J, with a par value of $0.01 per share for $1.0 billion.

In September 2007, the Corporation issued 22 thousand shares of Bank of America Corporation 6.625% Non-Cumulative Preferred Stock, Series I, with a par value of $0.01 per share for $550 million.

For additional information on the issuance and redemption of preferred stock, see *Note 14 – Shareholders' Equity and Earnings per Common Share* to the Consolidated Financial Statements.

Credit Risk Management

Credit risk is the risk of loss arising from the inability of a borrower or counterparty to meet its obligations. Credit risk can also arise from operational failures that result in an erroneous advance, commitment or investment of funds. We define the credit exposure to a borrower or counterparty as the loss potential arising from all product classifications including loans and leases, derivatives, trading account assets, assets held-for-sale, deposit overdrafts and unfunded lending commitments that include loan commitments, letters of credit and financial guarantees. Derivative positions, trading account assets and assets held-for-sale are recorded at fair value, or the lower of cost or fair value. Loans and unfunded commitments, which the Corporation elected to account for at fair value in accordance with SFAS 159, are also recorded at fair value. Credit risk for these categories of assets is not accounted for as part of the allowance for credit losses but as part of the fair value adjustment recorded in earnings in the period incurred. For derivative positions, our credit risk is measured as the net replacement cost in the event the counterparties with contracts in a gain position to us fail to perform under the terms of those contracts. We use the current mark-to-market value to represent credit exposure without giving consideration to future mark-to-market changes. The credit risk amounts take into consideration the effects of legally enforceable master netting agreements and cash collateral. Our consumer and commercial credit extension and review procedures take into account funded and unfunded credit exposures. For additional information on derivatives and credit extension commitments, see *Note 4 – Derivatives* and *Note 13 – Commitments and Contingencies* to the Consolidated Financial Statements.

For credit risk purposes, we evaluate our consumer businesses on both a held and managed basis. Managed basis assumes that loans that have been securitized were not sold and presents earnings on these loans in a manner similar to the way loans that have not been sold (i.e., held loans) are presented. We evaluate credit performance on a managed basis as the receivables that have been securitized are subject to the same underwriting standards and ongoing monitoring as held loans. In addition to the discussion of credit quality statistics of both held and managed loans included in this section, refer to the *Card Services* discussion beginning on page 47. For additional information on our managed portfolio and securitizations, see *Note 8 – Securitizations* to the Consolidated Financial Statements.

We manage credit risk based on the risk profile of the borrower or counterparty, repayment sources, the nature of underlying collateral, and other support given current events, conditions and expectations. We classify our portfolios as either consumer or commercial and monitor credit risk in each as discussed below.

The financial market conditions that existed in the second half of 2007 have continued to affect the economy and the financial services sector in 2008. It remains unclear what impact the housing downturn, declines in real estate values and the overall economic slowdown will ultimately have and how long these conditions will exist. We expect that certain industry sectors, in particular those that are dependent on the housing sector, and certain geographic regions, will experience further stress. Continued deterioration of the housing market, including recessionary conditions, will negatively impact the credit quality of our consumer portfolio as well as the credit quality of the consumer dependent sectors of our commercial portfolio and will result in a higher provision for credit losses in future periods. The degree of the impact will be dependent upon the duration and severity of the housing downturn. As part of our credit risk management culture, we continually evaluate our credit standards and adjust them to be consistent with changes in the environment. For example, we have adjusted our underwriting criteria, as well as enhanced our line management and collection strategies across the consumer businesses. In the commercial businesses, we have increased the frequency of portfolio monitoring and are aggressively managing exposure when we begin to see signs of deterioration.

Consumer Portfolio Credit Risk Management

Credit risk management for the consumer portfolio begins with initial underwriting and continues throughout a borrower's credit cycle. Statistical techniques in conjunction with experiential judgment are used in all aspects of portfolio management including underwriting, product pricing, risk appetite, setting credit limits, operating processes and metrics to quantify and balance risks and returns. In addition, credit decisions are statistically based with tolerances set to decrease the percentage of approvals as the risk profile increases. Statistical models are built using detailed behavioral information from external sources such as credit bureaus and/or internal historical experience. These models are a critical component of our consumer credit risk management process and are used in the determination of both new and existing credit decisions, portfolio management strategies including authorizations and line management, collection practices and strategies, determination of the allowance for credit losses, and economic capital allocations for credit risk.

For information on our accounting policies regarding delinquencies, nonperforming status and charge-offs for the consumer portfolio, see *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements.

Management of Consumer Credit Risk Concentrations

Consumer credit risk is evaluated and managed with a goal that credit concentrations do not result in undesirable levels of risk. We review, measure and manage credit exposure in numerous ways such as by product and geography in order to achieve the desired mix. Additionally, to enhance our overall risk management strategy credit protection is purchased on certain portions of our portfolio.

Our consumer loan portfolio in the states of California, Florida, New York and Texas represented in aggregate 43 percent and 42 percent of total managed consumer loans at December 31, 2007 and 2006. Our consumer loan portfolio in the state of California represented approximately 24 percent and 23 percent of total managed consumer loans at December 31, 2007 and 2006, primarily driven by the consumer real estate portfolio. Our consumer loan portfolio in the state of Florida is our second largest concentration and represented approximately eight percent of total managed consumer loans at both December 31, 2007 and 2006, primarily driven by the consumer real estate portfolio. New York and Texas represented six percent and five percent of total managed consumer loans at both December 31, 2007 and 2006. No state other than California, and no single Metropolitan Statistical Area (MSA) within California represented more than 10 percent of the total managed consumer portfolio. No other single state represented over five percent of total managed consumer loans.

We have mitigated a portion of our credit risk in our residential mortgage loan portfolio by using synthetic securitizations. These agreements are cash collateralized and will reimburse us in the event that losses exceed established loss levels. As of December 31, 2007 and 2006, approximately $140.0 billion and $130.0 billion of mortgage loans were protected by these agreements. In addition, we have entered into credit protection agreements with government-sponsored agencies on approximately $33.0 billion and $5.0 billion as of December 31, 2007 and 2006, providing full protection on conforming residential mortgage loans that become severely delinquent. Our regulatory risk-weighted assets were reduced as a result of these transactions because we transferred a portion of our credit risk to unaffiliated parties. At December 31, 2007 and 2006, these transactions had the cumulative effect of reducing our risk-weighted assets by $49.0 billion and $36.4 billion, and resulted in increases of 27 bps and 30 bps in our Tier 1 Capital ratio at December 31, 2007 and 2006.

Table 13 Consumer Loans and Leases

(Dollars in millions)	December 31						Year Ended December 31			
	Outstandings		Nonperforming [1, 2]		Accruing Past Due 90 Days or More [3]		Net Charge-offs/Losses		Net Charge-off/ Loss Ratios [4]	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Held basis										
Residential mortgage	$274,949	$241,181	$1,999	$ 660	$ 237	$ 118	$ 57	$ 39	0.02%	0.02%
Credit card – domestic	65,774	61,195	n/a	n/a	1,855	1,991	3,063	3,094	5.29	4.85
Credit card – foreign	14,950	10,999	n/a	n/a	272	184	378	225	3.06	2.46
Home equity [5]	114,834	87,893	1,340	291	–	–	274	51	0.28	0.07
Direct/Indirect consumer [5, 6]	76,844	59,378	8	2	745	378	1,373	610	1.95	1.14
Other consumer [5, 7]	3,850	5,059	95	77	4	7	278	217	6.54	2.97
Total held	551,201	465,705	3,442	1,030	3,113	2,678	5,423	4,236	1.07	1.01
Securitization impact	108,646	110,151	2	2	2,764	2,407	5,003	3,371	4.54	3.22
Total consumer loans and leases – managed	$659,847	$575,856	$3,444	$1,032	$5,877	$5,085	$10,426	$7,607	1.69	1.45
Managed basis										
Residential mortgage	$278,733	$245,840	$1,999	$ 660	$ 237	$ 118	$ 57	$ 39	0.02%	0.02%
Credit card – domestic	151,862	142,599	n/a	n/a	4,170	3,828	6,960	5,395	4.91	3.89
Credit card – foreign	31,829	27,890	n/a	n/a	714	608	1,254	980	4.24	3.95
Home equity [5]	115,009	88,202	1,342	293	–	–	274	51	0.28	0.07
Direct/Indirect consumer [5, 6]	78,564	66,266	8	2	752	524	1,603	925	2.14	1.49
Other consumer [5, 7]	3,850	5,059	95	77	4	7	278	217	6.54	2.97
Total consumer loans and leases – managed	$659,847	$575,856	$3,444	$1,032	$5,877	$5,085	$10,426	$7,607	1.69	1.45

(1) The definition of nonperforming does not include consumer credit card and consumer non-real estate loans and leases. These loans are charged-off no later than the end of the month in which the account becomes 180 days past due.
(2) Nonperforming consumer loans and leases as a percentage of outstanding consumer loans and leases were 0.62 percent and 0.22 percent on a held basis, and 0.52 percent and 0.18 percent on a managed basis at December 31, 2007 and 2006.
(3) Accruing consumer loans and leases past due 90 days or more as a percentage of outstanding consumer loans and leases were 0.57 percent and 0.58 percent on a held basis, and 0.89 percent and 0.88 percent on a managed basis at December 31, 2007 and 2006.
(4) Net charge-off/loss ratios are calculated as held net charge-offs or managed net losses divided by average outstanding held or managed loans and leases during the year for each loan and lease category.
(5) Home equity loan balances previously included in direct/indirect consumer and other consumer were reclassified to home equity to conform to current year presentation. Additionally, certain foreign consumer balances were reclassified from other consumer to direct/indirect consumer to conform to current year presentation.
(6) Outstandings include foreign consumer loans of $3.4 billion and $3.9 billion at December 31, 2007 and 2006.
(7) Outstandings include foreign consumer loans of $829 million and $2.3 billion and consumer finance loans of $3.0 billion and $2.8 billion at December 31, 2007 and 2006.
n/a = not applicable

Consumer Credit Portfolio

Table 13 presents our held and managed consumer loans and leases, and related credit quality information for 2007 and 2006. Overall, consumer credit quality indicators deteriorated from the favorable levels experienced in 2006. Weakness in the housing markets resulted in rising credit risk, most notably in home equity.

Residential Mortgage

The residential mortgage portfolio makes up the largest percentage of our consumer loan portfolio at 50 percent of held consumer loans and leases and 42 percent of managed consumer loans and leases at December 31, 2007. Approximately 24 percent of the managed residential portfolio is in *GCSBB* and *GWIM* and represents residential mortgages that are originated for the home purchase and refinancing needs of our customers. The remaining portion of the managed portfolio is mostly in *All Other*, and is comprised of purchased and originated residential mortgage loans used in our overall ALM activities.

Residential mortgage loans to borrowers in the state of California represented 34 percent and 33 percent of total residential mortgage loans at December 31, 2007 and 2006. The Los Angeles-Long Beach-Santa Ana MSA within California represented 11 percent of the total residential mortgage portfolio at both 2007 and 2006. In addition, residential mortgage loans to borrowers in the state of Florida represented six percent and seven percent of the total residential mortgage portfolio at December 31, 2007 and 2006. No single MSA within Florida represented more than 10 percent of the residential mortgage portfolio at December 31, 2007 and 2006. A portion of our credit risk on 68 percent and 56 percent of our residential mortgage loans in California and Florida was mitigated through the purchase of credit protection. See Management of Consumer Credit Risk Concentrations beginning on page 70 for more information.

On a held basis, outstanding loans and leases increased $33.8 billion at December 31, 2007 compared to 2006 driven by retained mortgage production and the acquisition of LaSalle. Nonperforming balances increased $1.3 billion due to portfolio seasoning reflective of growth in the business and the impact of the weak housing market. At December 31, 2007 and 2006, loans past due 90 days or more and still accruing interest of $237 million and $118 million were related to repurchases pursuant to our servicing agreements with Government National Mortgage Association (GNMA) mortgage pools where repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

Due to current market conditions, members of the mortgage servicing industry are evaluating a number of programs for identifying subprime residential mortgage loan borrowers who are at risk of default and offering loss mitigation strategies, including repayment plans and loan modifications, to such borrowers. Generally these programs require that the borrower and subprime residential mortgage loan meet certain criteria in order to qualify for a modification. The SEC's Office of the Chief Accountant (OCA) noted that if certain loan modification requirements are met, the OCA will not object to continued status of the transferee as a QSPE under SFAS 140. We do not currently originate or service significant subprime residential mortgage loans, nor do we hold a significant amount of beneficial interests in QSPE securitizations of subprime residential mortgage loans. We do not expect that the implementation of these programs will have a significant impact on our financial condition and results of operations.

Credit Card – Domestic

The consumer domestic credit card portfolio is managed in *Card Services*. Outstandings in the held domestic credit card loan portfolio increased $4.6 billion in 2007 compared to 2006 due to organic growth in the portfolio partially offset by an increase in securitized levels. The $136 million decrease in held domestic loans past due 90 days or more and still accruing interest was driven by the addition of higher loss profile accounts to the securitization trust and an increased level of securitizations partially offset by portfolio seasoning.

Net charge-offs for the held domestic portfolio decreased $31 million to $3.1 billion, or 5.29 percent of total average held credit card – domestic loans compared to 4.85 percent (5.00 percent excluding the impact of SOP 03-3) in 2006. Net charge-offs decreased primarily due to the addition of higher loss profile accounts to the securitization trust and an increased level of securitizations as well as the absence of 2006 charge-offs related to changes made in credit card minimum payment requirements. These decreases were partially offset by portfolio seasoning and increases from the unusually low charge-off levels experienced in 2006 post bankruptcy reform.

Managed domestic credit card outstandings increased $9.3 billion to $151.9 billion in 2007 compared to 2006 due to an increase in retail and cash volumes and lower payment rates. Managed net losses increased $1.6 billion to $7.0 billion, or 4.91 percent of total average managed domestic loans compared to 3.89 percent (3.96 percent excluding the impact of SOP 03-3) in 2006. The increases were primarily due to portfolio seasoning and increases from the unusually low loss levels experienced in 2006 post bankruptcy reform.

See page 73 for a discussion of the impact of SOP 03-3 on managed losses and net charge-offs.

Credit Card – Foreign

The consumer foreign credit card portfolio is managed in *Card Services*. Outstandings in the held foreign credit card loan portfolio increased $4.0 billion to $15.0 billion in 2007 compared to 2006 due to the strengthening of foreign currencies against the U.S. dollar, organic growth and portfolio acquisitions. Net charge-offs for the held foreign portfolio increased $153 million to $378 million, or 3.06 percent of total average held credit card – foreign loans compared to 2.46 percent (3.05 percent excluding the impact of SOP 03-3) in 2006. The increases in held net charge-offs were due to seasoning of the European portfolio and strengthening of foreign currencies against the U.S. dollar.

Managed foreign credit card outstandings increased $3.9 billion to $31.8 billion in 2007 compared to 2006 due to the same reasons as the increase in held outstandings stated above. Net losses for the managed foreign portfolio increased $274 million to $1.3 billion, or 4.24 percent of total average managed credit card – foreign loans compared to 3.95 percent (4.17 percent excluding the impact of SOP 03-3) in 2006. The increases in managed net losses were due to the same reasons as the increases in held net charge-offs stated above.

See page 73 for a discussion of the impact of SOP 03-3 on managed losses and net charge-offs.

Home Equity

At December 31, 2007, approximately 74 percent of the managed home equity portfolio was included in *GCSBB*, while the remainder of the portfolio was mostly in *GWIM*. This portfolio consists of both revolving and non-revolving first and second lien residential mortgage loans and lines of credit. On a held basis, outstanding home equity loans increased $26.9 billion, or 31 percent, at December 31, 2007 compared to 2006, largely due to organic home equity production and the LaSalle acquisition.

Nonperforming home equity loans increased $1.0 billion and net charge-offs increased $223 million to $274 million or 0.28 percent of total average held home equity loans compared to 0.07 percent in 2006. These increases were driven by deterioration in the housing markets, including significant declines in home prices in certain geographic areas, as well as the seasoning of the portfolio reflective of growth. Although it remains unclear how long the recent and accelerated declines in the consumer housing markets will continue, this recent deterioration will negatively impact our home equity portfolio and will result in a higher provision for credit losses.

Direct/Indirect Consumer

At December 31, 2007, approximately 50 percent of the managed direct/indirect portfolio was included in *Business Lending* (automotive, marine, motorcycle and recreational vehicle loans); 44 percent was included in *GCSBB* (student and other non-real estate secured and unsecured personal loans) and the remainder was included in *GWIM* (other non-real estate secured and unsecured personal loans).

On a held basis, outstanding loans and leases increased $17.5 billion in 2007 compared to 2006 due to growth in the *Card Services* unsecured lending product, retail automotive portfolio purchases and reduced securitization activity. Loans past due 90 days or more and still accruing interest increased $367 million due to portfolio seasoning reflective of growth in the businesses and reduced securitization activity. Net charge-offs increased $763 million to $1.4 billion, or 1.95 percent of total average held direct/indirect loans compared to 1.14 percent (1.36 percent excluding the impact of SOP 03-3) in 2006. The increases were primarily driven by growth, seasoning and increases from the unusually low charge-off levels experienced in 2006 post bankruptcy reform in the *Card Services* unsecured lending portfolio, growth, seasoning and deterioration in the retail automotive and other dealer-related portfolios and the impact of the Corporation discontinuing sales of receivables into the unsecured lending trust.

Managed direct/indirect loans outstanding increased $12.3 billion to $78.6 billion in 2007 compared to 2006, driven by growth in the *Card Services* unsecured lending product and retail automotive portfolio purchases. Net losses for the managed loan portfolio increased $678 million to $1.6 billion, or 2.14 percent of total average managed direct/indirect loans compared to 1.49 percent (1.69 percent excluding the impact of SOP 03-3) in 2006. The increases were primarily driven by growth, seasoning and increases from the unusually low loss levels experienced in 2006 post bankruptcy reform in the *Card Services* unsecured lending portfolio and higher losses in the retail automotive and other dealer-related portfolios due to growth, seasoning and deterioration.

See page 73 for a discussion of the impact of SOP 03-3 on managed losses and net charge-offs.

Other Consumer

At December 31, 2007, approximately 78 percent of the other consumer portfolio was primarily associated with the portfolios from certain consumer finance businesses that we have previously exited and was included in *All Other*. The remainder consisted of the foreign consumer loan portfolio which was mostly included in *Card Services*. Other consumer outstanding loans and leases decreased $1.2 billion, or 24 percent, at December 31, 2007 compared to December 31, 2006, driven mainly by the sale of our Latin American operations. The Corporation classifies deposit overdraft charge-offs as other consumer. Net charge-offs increased $61 million, or 357 bps, compared to 2006 driven by overdraft net charge-offs associated with deposit account growth.

SOP 03-3

SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 requires that impaired loans be recorded at fair value and prohibits "carrying over" or the creation of valuation allowances in the initial accounting of loans acquired in a transfer that are within the scope of this SOP (categories of loans for which it is probable, at the time of acquisition, that all amounts due according to the contractual terms of the loan agreement will not be collected). The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination.

In accordance with SOP 03-3, certain acquired loans of LaSalle in 2007 and MBNA in 2006 that were considered impaired were written down to fair value at the acquisition date. Therefore, reported net charge-offs and managed net losses were lower since these impaired loans that would have been charged off during the period were reduced to fair value as of the acquisition date. SOP 03-3 does not apply to the acquired loans that have been securitized as they are not held on the Corporation's Balance Sheet.

Consumer net charge-offs, managed net losses, and associated ratios excluding the impact of SOP 03-3 for 2007 and 2006 are presented in Table 14. Management believes that excluding the impact of SOP 03-3 provides a more accurate reflection of portfolio credit quality.

Table 14 Consumer Net Charge-offs/Managed Net Losses (Excluding the Impact of SOP 03-3) [1,2,3,4]

	Held				Managed			
	Net Charge-offs		Ratio		Net Losses		Ratio	
(Dollars in millions)	2007	2006	2007	2006	2007	2006	2007	2006
Residential mortgage	$ 59	$ 39	0.02 %	0.02 %	$ 59	$ 39	0.02 %	0.02 %
Credit card – domestic	3,063	3,193	5.29	5.00	6,960	5,494	4.91	3.96
Credit card – foreign	378	278	3.06	3.05	1,254	1,033	4.24	4.17
Home equity	282	51	0.29	0.07	282	51	0.29	0.07
Direct/Indirect consumer	1,375	729	1.96	1.36	1,605	1,044	2.14	1.69
Other consumer	278	217	6.54	2.97	278	217	6.54	2.97
Total consumer	$5,435	$4,507	1.07	1.07	$10,438	$7,878	1.69	1.50

(1) Excluding the impact of SOP 03-3 is a non-GAAP financial measure. The impact of SOP 03-3 on average outstanding held and managed consumer loans and leases in 2007 and 2006 was not material.
(2) Net charge-off/loss ratios are calculated as held net charge-offs or managed net losses divided by average outstanding held or managed loans and leases during the year for each loan and lease category.
(3) Historical ratios have been adjusted for home equity, direct/indirect consumer and other consumer due to the reclassification of home equity loan balances from direct/indirect consumer to home equity, and certain foreign consumer loans from other consumer to direct/indirect consumer.
(4) Including the impact of SOP 03-3 would decrease net charge-offs on residential mortgage $2 million, home equity $8 million, direct/indirect consumer $2 million in 2007. Including the impact of SOP 03-3 would decrease net charge-offs on credit card – domestic $99 million, credit card – foreign $53 million and direct/indirect consumer $119 million in 2006.

Table 15 Nonperforming Consumer Assets Activity [1]

(Dollars in millions)	2007	2006
Nonperforming loans and leases		
Balance, January 1	**$1,030**	$ 785
Additions to nonperforming loans and leases:		
LaSalle balance, October 1, 2007	232	–
New nonaccrual loans and leases	3,829	1,432
Reductions in nonperforming loans and leases:		
Paydowns and payoffs	(260)	(157)
Sales	–	(117)
Returns to performing status [2]	(855)	(698)
Charge-offs [3]	(374)	(150)
Transfers to foreclosed properties	(152)	(65)
Transfers to loans held-for-sale	(8)	–
Total net additions to nonperforming loans and leases	2,412	245
Total nonperforming loans and leases, December 31	3,442	1,030
Foreclosed properties		
Balance, January 1	59	61
Additions to foreclosed properties:		
LaSalle balance, October 1, 2007	70	–
New foreclosed properties	468	159
Reductions in foreclosed properties:		
Sales	(82)	(76)
Writedowns	(239)	(85)
Total net additions to (reductions in) foreclosed properties	217	(2)
Total foreclosed properties, December 31	276	59
Nonperforming consumer assets, December 31	$3,718	$1,089
Nonperforming consumer loans and leases as a percentage of outstanding consumer loans and leases	0.62%	0.22%
Nonperforming consumer assets as a percentage of outstanding consumer loans, leases and foreclosed properties	0.67	0.23

[1] Balances do not include nonperforming loans held-for-sale included in other assets of $95 million and $30 million in 2007 and 2006.

[2] Consumer loans and leases may be restored to performing status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected, or when the loan otherwise becomes well-secured and is in the process of collection.

[3] Our policy is not to classify consumer credit card and consumer non-real estate loans and leases as nonperforming; therefore, the charge-offs on these loans have no impact on nonperforming activity.

Nonperforming Consumer Assets Activity

Table 15 presents the additions and reductions to nonperforming assets in the held consumer portfolio during 2007 and 2006. Net additions to nonperforming loans and leases in 2007 were $2.4 billion compared to $245 million in 2006. The increase in 2007 was driven by seasoning of the home equity and residential mortgage portfolios reflective of growth in these businesses and the weakening housing market. The nonperforming consumer loans and leases ratio increased 40 bps compared to 2006 driven by increases in the home equity and residential mortgage portfolios, especially in geographic regions most impacted by home price declines and in part due to our Community Reinvestment Act portfolio. These factors also drove the increase in foreclosed properties of $217 million and home price declines drove higher writedowns.

Commercial Portfolio Credit Risk Management

Credit risk management for the commercial portfolio begins with an assessment of the credit risk profile of the borrower or counterparty based on an analysis of their financial position. As part of the overall credit risk assessment of a borrower or counterparty, most of our commercial credit exposure or transactions are assigned a risk rating and are subject to approval based on defined credit approval standards. Subsequent to loan origination, risk ratings are monitored on an ongoing basis. If necessary, risk ratings are adjusted to reflect changes in the financial condition, cash flow or financial situation of a borrower or counterparty. We use risk rating aggregations to measure and evaluate concentrations within portfolios. Risk ratings are a factor in determining the level of assigned economic capital and the allowance for credit losses. In making credit decisions, we consider risk rating, collateral, country, industry and single name concentration limits while also balancing the total borrower or counterparty relationship. Our lines of business and risk management personnel use a variety of tools to continuously monitor the ability of a borrower or counterparty to perform under its obligations.

For information on our accounting policies regarding delinquencies, nonperforming status and charge-offs for the commercial portfolio, see *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements.

Management of Commercial Credit Risk Concentrations

Portfolio credit risk is evaluated and managed with a goal that concentrations of credit exposure do not result in undesirable levels of risk. We review, measure, and manage concentrations of credit exposure by industry, product, geography and customer relationship. Distribution of loans and leases by loan size is an additional measure of the portfolio risk diversification. We also review, measure, and manage commercial real estate loans by geographic location and property type. In addition, within our international portfolio, we evaluate borrowings by region and by country. Tables 19, 21, 24 and 25 summarize our concentrations. Additionally, we utilize syndication of exposure to third parties, loan sales, hedging and other risk mitigation techniques to manage the size and risk profile of the loan portfolio.

From the perspective of portfolio risk management, customer concentration management is most relevant in *GCIB*. Within that segment's *Business Lending* and *CMAS* businesses, we facilitate bridge financing (high grade debt, high yield debt, CMBS and equity) to fund acquisitions, recapitalizations and other short-term needs as well as provide syndicated financing for our clients. These concentrations are managed in part through our established "originate to distribute" strategy. These client transactions are sometimes large and leveraged. They can also have a higher degree of risk as we are providing offers or commitments for various components of the clients' capital structures, including lower rated unsecured and subordinated debt tranches and/or equity. In many cases, these offers to finance will not be accepted. If accepted, these conditional commitments are often retired prior to or shortly following funding via the placement of securities, syndication or the client's decision to terminate. Where we have a binding commitment and there is a market disruption or other unexpected event, there may be heightened exposure in the portfolios and forward calendar, and a higher potential for writedown or loss unless the terms of the commitment can be modified and/or an orderly disposition of the exposure can be made.

The Corporation's share of the leveraged finance and CMBS forward calendars were $12.2 billion and $2.0 billion, respectively, at December 31, 2007. Funded leveraged finance and CMBS exposure included in assets held-for-sale totaled $6.1 billion and $13.7 billion at December 31, 2007. The funded CMBS exposure includes amounts assumed with the acquisition of LaSalle. The funded CMBS debt consisted of $6.9 billion of floating-rate acquisition related financings to major, well known operating companies. In addition, of the CMBS forward calendar, $1.1 billion were floating-rate acquisition related financings. Writedowns were taken on both funded and forward calendar commitments to reflect the current market prices, if available, or the estimated price at which the exposures could be distributed in the market. In the first quarter of 2008 the leveraged finance markets began to experience disruptions similar to those experienced in the second half of 2007 and it is unclear what impact these conditions will have on our results.

Prior to January 1, 2007, the Corporation accounted for all loans in the held-to-maturity portfolio on a historical cost basis and incurred losses on this portfolio were charged against the allowance for loan and lease losses. Effective January 1, 2007, the Corporation elected to account for certain large corporate loans and loan commitments (including issued but unfunded letters of credit which are considered utilized for credit risk management purposes), which exceed the Corporation's single name credit risk concentration guidelines at fair value in accordance with SFAS 159.

The Corporation initially adopted the fair value option for $4.0 billion of outstanding commercial loans as of January 1, 2007 and recorded pre-tax net losses of $21 million (net of adjustments related to the allowance for loan and lease losses and direct loan origination fees and costs) representing the excess of carrying value over fair value of the funded loans, with the after-tax amount recorded in retained earnings. The Corporation also initially adopted the fair value option for $21.1 billion of unfunded commercial commitments, including letters of credit, as of January 1, 2007, and recorded pre-tax net losses of $321 million (net of associated adjustments related to the reserve for unfunded lending commitments) representing the difference between the carrying value and the fair value of the unfunded lending commitments, with the after-tax amount recorded in retained earnings.

After the initial application of SFAS 159, any fair value adjustment upon origination and subsequent changes in the fair value of loans and unfunded commitments is recorded in other income. By including the credit risk of the borrower in the fair value adjustments, any credit deterioration or improvement is recorded immediately as part of the fair value adjustment. As a result, the allowance for loan and lease losses and the reserve for unfunded lending commitments are no longer used to capture credit losses inherent in these nonperforming or impaired loans and unfunded commitments. The remaining Commercial Credit Portfolio tables have been modified to exclude loans and unfunded commitments that are carried at fair value and to adjust certain ratios for this accounting change. See *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements for additional information on the adoption of SFAS 159.

At December 31, 2007, outstanding commercial loans measured at fair value had an aggregate fair value of $4.59 billion recorded in loans and leases and included commercial – domestic loans of $3.50 billion, commercial – foreign loans of $790 million and commercial real estate loans of $304 million. The Corporation recorded net losses of $139 million in other income resulting from changes in the fair value of the loan portfolio during 2007.

In addition, unfunded lending commitments and letters of credit had an aggregate fair value of $660 million and were recorded in accrued expenses and other liabilities. The December 31, 2007 aggregate notional amount of unfunded lending commitments and letters of credit subject to fair value treatment was $20.9 billion. Net losses resulting from changes in fair value of commitments and letters of credit of $274 million were recorded in other income during 2007.

Commercial Credit Portfolio

Commercial credit quality indicators deteriorated from favorable levels experienced in 2006, in part attributable to the weakness in the housing and financial markets. The loans and leases net charge-off ratio increased to 0.40 percent from 0.13 percent a year ago. The increase was principally attributable to seasoning and deterioration in our small business portfolio in *GCSBB* as well as a lower level of commercial recoveries in *GCIB* and *GWIM*. Excluding small business commercial – domestic the total commercial net charge-off ratio was 0.08 percent compared to a net recovery ratio of 0.03 percent in 2006, primarily due to a lower level of recoveries in 2007. The nonperforming loan and commercial utilized criticized exposure ratios were 0.67 percent and 4.17 percent at December 31, 2007 compared to 0.31 percent and 2.20 percent at December 31, 2006, mostly related to the addition of LaSalle and exposure to the homebuilder and mortgage lender sectors.

Table 16 presents our commercial loans and leases and related credit quality information for 2007 and 2006.

Table 16 Commercial Loans and Leases

	December 31						Year Ended December 31			
	Outstandings		Nonperforming (1)		Accruing Past Due 90 Days or More (2)		Net Charge-offs (3)		Net Charge-off Ratios (4)	
(Dollars in millions)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Commercial loans and leases										
Commercial – domestic (5)	$190,541	$148,255	$ 869	$505	$119	$ 66	$ 138	$ (25)	0.09%	(0.02)%
Commercial real estate (6)	61,298	36,258	1,099	118	36	78	47	3	0.11	0.01
Commercial lease financing	22,582	21,864	33	42	25	26	2	(28)	0.01	(0.14)
Commercial – foreign	28,376	20,681	19	13	16	9	1	(8)	–	(0.04)
	302,797	227,058	2,020	678	196	179	188	(58)	0.08	(0.03)
Small business commercial – domestic (7)	17,756	13,727	135	79	427	199	869	361	5.57	3.00
Total measured at historical cost	320,553	240,785	2,155	757	623	378	1,057	303	0.40	0.13
Total measured at fair value (8)	4,590	n/a	–	n/a	–	n/a	n/a	n/a	n/a	n/a
Total commercial loans and leases	$325,143	$240,785	$2,155	$757	$623	$378	$1,057	$303	0.40	0.13

(1) Nonperforming commercial loans and leases as a percentage of outstanding commercial loans and leases measured at historical cost were 0.67 percent and 0.31 percent at December 31, 2007 and 2006. Including commercial loans and leases measured at fair value the ratio would have been 0.66 percent at December 31, 2007.

(2) Accruing commercial loans and leases past due 90 days or more as a percentage of outstanding commercial loans and leases measured at historical cost were 0.19 percent and 0.16 percent at December 31, 2007 and 2006. Including commercial loans and leases measured at fair value the ratio would have remained unchanged at December 31, 2007.

(3) Includes a reduction in net charge-offs on commercial – domestic of $34 million, commercial – real estate of $27 million and commercial lease financing of $2 million as a result of the impact of SOP 03-3 for 2007. Includes a reduction to small business commercial – domestic of $17 million as a result of the impact of SOP 03-3 for 2006. The impact of SOP 03-3 on average outstanding loans and leases was not material.

(4) Net charge-off ratios are calculated as net charge-offs divided by average outstanding loans and leases measured at historical cost during the year for each loan and lease category.

(5) Excludes small business commercial – domestic loans.

(6) Outstandings include domestic commercial real estate loans of $60.2 billion and $35.7 billion, and foreign commercial real estate loans of $1.1 billion and $578 million at December 31, 2007 and 2006.

(7) Small business commercial – domestic is primarily card related.

(8) Certain commercial loans are measured at fair value in accordance with SFAS 159 and include commercial – domestic loans of $3.5 billion, commercial – foreign loans of $790 million and commercial real estate loans of $304 million at December 31, 2007.

n/a = not applicable

Table 17 presents commercial credit exposure by type for utilized, unfunded and total binding committed credit exposure. The increase in 2007 to commercial committed exposure was due to the addition of LaSalle and organic growth as discussed in the sections on the following pages. The increase in derivative assets of $11.2 billion was centered in credit derivatives, interest rate and foreign exchange contracts, and was driven by growth in the businesses, widening credit spreads and the strengthening of foreign currencies against the U.S. dollar.

Table 17 Commercial Credit Exposure by Type

	December 31					
	Commercial Utilized (1, 2)		Commercial Unfunded (3, 4)		Total Commercial Committed	
(Dollars in millions)	2007	2006	2007	2006	2007	2006
Loans and leases	$325,143	$240,785	$329,396	$269,937	$654,539	$510,722
Standby letters of credit and financial guarantees	58,747	48,729	4,049	4,277	62,796	53,006
Derivative assets (5)	34,662	23,439	–	–	34,662	23,439
Assets held-for-sale (6)	26,475	23,904	1,489	1,136	27,964	25,040
Commercial letters of credit	4,413	4,258	140	224	4,553	4,482
Bankers' acceptances	2,411	1,885	2	1	2,413	1,886
Securitized assets	790	1,292	–	–	790	1,292
Foreclosed properties	75	10	–	–	75	10
Total commercial credit exposure	$452,716	$344,302	$335,076	$275,575	$787,792	$619,877

(1) Exposure includes standby letters of credit, financial guarantees, commercial letters of credit and bankers' acceptances for which the bank is legally bound to advance funds under prescribed conditions, during a specified period. Although funds have not been advanced, these exposure types are considered utilized for credit risk management purposes.

(2) Total commercial utilized exposure at December 31, 2007 includes loans and issued letters of credit measured at fair value in accordance with SFAS 159 and is comprised of loans outstanding of $4.59 billion and letters of credit at notional value of $1.1 billion.

(3) Total commercial unfunded exposure at December 31, 2007 includes loan commitments measured at fair value in accordance with SFAS 159 with a notional value of $19.8 billion.

(4) Excludes unused business card lines which are not legally binding.

(5) Derivative assets are reported on a mark-to-market basis, reflect the effects of legally enforceable master netting agreements, and have been reduced by cash collateral of $12.8 billion and $7.3 billion at December 31, 2007 and 2006. In addition to cash collateral, derivative assets are also collateralized by $8.5 billion and $7.6 billion of primarily other marketable securities at December 31, 2007 and 2006 for which credit risk has not been reduced.

(6) Total commercial committed exposure consists of $23.9 billion and $11.0 billion of commercial loans held-for-sale exposure (e.g., commercial mortgage and leveraged finance) and $4.1 billion and $14.0 billion of investments held-for-sale exposure at December 31, 2007 and 2006.

Table 18 Commercial Utilized Criticized Exposure [1,2]

(Dollars in millions)	December 31, 2007 Amount	Percent [3]	December 31, 2006 Amount	Percent [3]
Commercial – domestic [4]	$ 8,829	3.37%	$4,803	2.39%
Commercial real estate	6,825	10.35	806	1.98
Commercial lease financing	594	2.63	504	2.31
Commercial – foreign	509	0.98	571	1.32
	16,757	4.16	6,684	2.18
Small business commercial – domestic	796	4.46	377	2.72
Total commercial utilized criticized exposure	$17,553	4.17	$7,061	2.20

[1] Criticized exposure corresponds to the Special Mention, Substandard and Doubtful asset categories defined by regulatory authorities. Balances and ratios have been adjusted to exclude assets held-for-sale at December 31, 2007 and 2006 and exposure measured at fair value in accordance with SFAS 159 at December 31, 2007. Had criticized exposure in the assets held-for-sale and fair value portfolios been included, the ratio of commercial utilized criticized exposure to total commercial utilized exposure would have been 4.77 percent and 2.23 percent at December 31, 2007 and 2006.

[2] Exposure includes standby letters of credit, financial guarantees, commercial letters of credit and bankers' acceptances for which the bank is legally bound to advance funds under prescribed conditions, during a specified period. Although funds have not been advanced, these exposure types are considered utilized for credit risk management purposes.

[3] Ratios are calculated as commercial utilized criticized exposure divided by total commercial utilized exposure for each exposure category.

[4] Excludes small business commercial – domestic exposure.

Table 18 presents commercial utilized criticized exposure by product type and as a percentage of total commercial utilized exposure. Commercial utilized criticized exposure increased $10.5 billion, or 149 percent, primarily due to increases in commercial real estate and commercial – domestic of which LaSalle contributed $5.1 billion as discussed in more detail in the product sections below. The table above excludes utilized criticized exposure related to assets held-for-sale of $2.9 billion and $600 million at December 31, 2007 and 2006 and other utilized criticized exposure measured at fair value in accordance with SFAS 159 of $1.1 billion at December 31, 2007. See *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements for a discussion of the fair value portfolio. Criticized assets in the held-for-sale portfolio, are carried at the lower of cost or market, including bridge exposure of $2.3 billion and $550 million at December 31, 2007 and 2006 which funded in the normal course of our *Business Lending* and *CMAS* businesses and are managed in part through our "originate to distribute" strategy (see Management of Commercial Credit Risk Concentrations beginning on page 74 for more information on bridge financing). The level of funded, criticized bridge exposures in the held-for-sale portfolio increased as a result of adverse market conditions in the second half of 2007. Had criticized exposure in the assets held-for-sale and fair value portfolios been included, the ratio of commercial utilized criticized exposure to total commercial utilized exposure would have been 4.77 percent and 2.23 percent at December 31, 2007 and 2006.

Commercial – Domestic

At December 31, 2007, approximately 89 percent of the commercial – domestic portfolio, excluding small business, was included in *Business Lending* (business banking, middle market and large multinational corporate loans and leases) and *CMAS* (acquisition and bridge financing). The remaining 11 percent was mostly in *GWIM* (business-purpose loans for wealthy individuals). Outstanding commercial – domestic loans and leases including loans measured at fair value, increased $45.8 billion to $194.0 billion at December 31, 2007 compared to December 31, 2006 driven primarily by an increase in loans within *GCIB* related to the addition of LaSalle and organic growth. Nonperforming commercial – domestic loans increased by $364 million to $869 million primarily driven by the addition of LaSalle. Net charge-offs were up $163 million from 2006 driven primarily by a lower level of recoveries. Criticized utilized commercial – domestic exposure excluding assets in the held-for-sale and fair value portfolios, increased $4.0 billion to $8.8 billion primarily driven by the addition of LaSalle, higher exposure to mortgage lenders and asset-based lending.

Commercial Real Estate

The commercial real estate portfolio is mostly managed in *Business Lending* and consists of loans issued primarily to public and private developers, homebuilders and commercial real estate firms. Outstanding loans and leases, including loans measured at fair value, increased $25.3 billion to $61.6 billion at December 31, 2007 compared to 2006. The increase was related to the acquisition of LaSalle, which increased outstandings by approximately $18.8 billion, and organic growth. The portfolio remains diversified across property types and geographic regions with increases in Illinois, the Midwest and California largely related to the addition of LaSalle. Organic growth was strong in the Northeast and in retail, office and apartment property types. The addition of LaSalle contributed to growth in residential and broadly across all other property types.

Nonperforming commercial real estate loans increased $981 million to $1.1 billion and utilized criticized exposure increased $6.0 billion to $6.8 billion attributable to the continuing impact of the housing slowdown on the homebuilding sector as well as the addition of LaSalle. Nonperforming loans and utilized criticized exposure in the homebuilding sector were $792 million and $5.4 billion, respectively, at December 31, 2007 compared to $71 million and $348 million at December 31, 2006. Net charge-offs were up $44 million from 2006 principally related to the homebuilder sector of the portfolio. At December 31, 2007, we had homebuilder-related exposure of $13.6 billion in loans and $21.6 billion in commercial committed exposure, of which 39 percent was criticized and six percent was classified as nonperforming. Assets held-for-sale associated with commercial real estate increased $8.6 billion to $13.8 billion at December 31, 2007 compared to 2006, driven by reduced market liquidity resulting in a higher level of warehoused assets pending commercial mortgage-backed securitizations and the addition of LaSalle. Refer to Management of Commercial Credit Risk Concentrations on page 74 for a discussion of our CMBS exposure.

Table 19 presents outstanding commercial real estate loans by geographic region and property type diversification.

Table 19 Outstanding Commercial Real Estate Loans (1)

(Dollars in millions)	December 31 2007	2006
By Geographic Region (2)		
California	$ 9,369	$ 7,781
Northeast	8,951	6,368
Midwest	7,832	1,292
Illinois	6,731	979
Southeast	6,472	5,097
Southwest	5,400	3,787
Florida	4,870	3,898
Midsouth	2,843	2,006
Northwest	2,417	2,053
Other	3,370	870
Geographically diversified (3)	2,282	1,549
Non-U.S.	1,065	578
Total outstanding commercial real estate loans (4)	**$61,602**	$36,258
By Property Type		
Residential	$11,157	$ 8,151
Office buildings	8,837	4,823
Shopping centers/retail	8,722	3,955
Apartments	7,806	4,277
Industrial/warehouse	5,662	3,247
Land and land development	4,551	3,956
Multiple use	1,672	1,257
Hotels/motels	1,535	1,185
Resorts	297	180
Other (5)	11,363	5,227
Total outstanding commercial real estate loans (4)	**$61,602**	$36,258

(1) Primarily includes commercial loans and leases secured by non owner-occupied real estate which are dependent on the sale or lease of the real estate as the primary source of repayment.
(2) Distribution is based on geographic location of collateral. Geographic regions are in the U.S. unless otherwise noted.
(3) The geographically diversified category is comprised primarily of unsecured outstandings to real estate investment trusts and national home builders whose portfolios of properties span multiple geographic regions.
(4) Includes commercial real estate loans measured at fair value in accordance with SFAS 159 of $304 million at December 31, 2007.
(5) Represents loans to borrowers whose primary business is commercial real estate, but the exposure is not secured by the listed property types.

Commercial Lease Financing

The commercial lease financing portfolio is managed in *Business Lending*. Outstanding loans and leases increased $718 million in 2007 compared to 2006 primarily due to the addition of LaSalle which was partially offset by the adoption of FSP 13-2. Net charge-offs were $2 million compared to net recoveries of $28 million in 2006.

Commercial – Foreign

The commercial – foreign portfolio is managed primarily in *Business Lending* and *CMAS*. Outstanding loans and leases, including loans measured at fair value, increased by $8.5 billion to $29.2 billion at December 31, 2007 compared to December 31, 2006 driven by organic growth combined with strengthening of foreign currencies against the U.S. dollar, partially offset by the sale of our Latin American operations. Criticized utilized exposure, excluding criticized assets in the held-for-sale and fair value portfolios, decreased $62 million to $509 million, primarily attributable to the sale of our Latin American operations. Net charge-offs were $1 million compared to net recoveries of $8 million in 2006. This increase was driven primarily by a lower level of recoveries in our large corporate portfolio. For additional information on the commercial – foreign portfolio, refer to the Foreign Portfolio discussion beginning on page 81.

Small Business Commercial – Domestic

The small business commercial – domestic portfolio (business card and small business loans) is managed in *GCSBB*. Outstanding small business commercial – domestic loans and leases increased $4.0 billion to $17.8 billion at December 31, 2007 compared to December 31, 2006 driven by organic growth in the small business card portfolio. Approximately 64 percent of the small business commercial – domestic outstanding loans and leases at December 31, 2007 was credit card related products. Nonperforming small business commercial – domestic loans increased $56 million to $135 million, loans past due 90 days or more and still accruing interest increased $228 million to $427 million and criticized loans increased $419 million or 174 bps, to $796 million, or 4.46 percent, at December 31, 2007 compared to 2006. Small business commercial – domestic net charge-offs were up $508 million, or 257 bps, to $869 million, or 5.57 percent. The increases were driven by portfolio seasoning as well as deterioration particularly in states with the weakest housing markets. Approximately 70 percent of the small business commercial – domestic net charge-offs for 2007 were credit card related products.

Nonperforming Commercial Assets Activity

Table 20 presents the additions and reductions to nonperforming assets in the commercial portfolio during 2007 and 2006. The increase in nonaccrual loans and leases for 2007 was primarily attributable to homebuilder and mortgage company exposure, and the addition of LaSalle.

Table 20 Nonperforming Commercial Assets Activity [1,2]

(Dollars in millions)	2007	2006
Nonperforming loans and leases		
Balance, January 1	**$ 757**	$ 726
Additions to nonperforming loans and leases:		
LaSalle balance, October 1, 2007	**413**	–
New nonaccrual loans and leases	**2,467**	980
Advances	**85**	32
Reductions in nonperforming loans and leases:		
Paydowns and payoffs	**(781)**	(403)
Sales	**(82)**	(152)
Returns to performing status [3]	**(239)**	(80)
Charge-offs [4]	**(370)**	(331)
Transfers to foreclosed properties	**(75)**	(3)
Transfers to loans held-for-sale	**(20)**	(12)
Total net additions to nonperforming loans and leases	**1,398**	31
Total nonperforming loans and leases, December 31	**2,155**	757
Foreclosed properties		
Balance, January 1	**10**	31
Additions to foreclosed properties:		
LaSalle balance, October 1, 2007	**16**	–
New foreclosed properties	**75**	6
Reductions in foreclosed properties:		
Sales	**(22)**	(18)
Writedowns	**(4)**	(9)
Total net additions to (reductions in) foreclosed properties	**65**	(21)
Total foreclosed properties, December 31	**75**	10
Nonperforming commercial assets, December 31	**$2,230**	$ 767
Nonperforming commercial loans and leases as a percentage of outstanding commercial loans and leases measured at historical cost	**0.67%**	0.31%
Nonperforming commercial assets as a percentage of outstanding commercial loans and leases measured at historical cost and foreclosed properties	**0.70**	0.32

(1) Balances do not include nonperforming loans held-for-sale included in other assets of $93 million and $50 million in 2007 and 2006. There were no nonperforming loans measured at fair value in accordance with SFAS 159 in 2007. See *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements for a discussion of the changes in the fair value portfolio during 2007.
(2) Includes small business commercial – domestic activity.
(3) Commercial loans and leases may be restored to performing status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected, or when the loan otherwise becomes well-secured and is in the process of collection.
(4) Certain loan and lease products, including business card, are not classified as nonperforming; therefore, the charge-offs on these loans have no impact on nonperforming activity.

Industry Concentrations

Table 21 presents commercial committed and commercial utilized credit exposure by industry and the total net credit default protection purchased to cover the funded and the unfunded portion of certain credit exposure. Our commercial credit exposure is diversified across a broad range of industries.

Industry limits are used internally to manage industry concentrations and are based on committed exposure and capital usage that are allocated on an industry-by-industry basis. A risk management framework is in place to set and approve industry limits, as well as to provide ongoing monitoring. The CRC oversees industry limits governance.

Total commercial committed credit exposure increased by $167.9 billion, or 27 percent, in 2007 compared to 2006, with $86.6 billion, or 52 percent of the increase, attributable to LaSalle. Total commercial utilized credit exposure increased by $108.4 billion, or 31 percent, in 2007 compared to 2006, with $57.6 billion, or 53 percent, of the increase attributable to LaSalle. The overall commercial credit utilization rate was largely unchanged year over year, increasing from 56 percent to 57 percent.

Real estate remains our largest industry concentration, accounting for 14 percent of total commercial committed exposure at December 31, 2007. Growth of $38.2 billion, or 52 percent, was driven primarily by LaSalle, which contributed $27.0 billion. Diversified financials grew by $19.1 billion, or 28 percent, due to a combination of increased activity in interest rate products, client transactions booked in the bank sponsored multi-seller conduits, and LaSalle. Government and public education exposure increased $18.2 billion, or 46 percent, due primarily to financing commitments to student lenders. Retailing exposure grew by $11.1 billion, or 25 percent, principally due to LaSalle. Capital goods grew by $15.0 billion, or 40 percent, attributed equally to organic growth and LaSalle.

Monolines exposure is reported in the insurance industry and managed under the insurance portfolio industry limits. Direct commercial committed exposure to monolines, consisted of revolvers of $203 million and net mark-to-market derivative exposure, of $420 million at December 31, 2007.

We have indirect exposure to monolines primarily in the form of guarantees supporting our loans, investment portfolios, securitizations, credit enhanced securities as part of our public finance business and other selected products. Such indirect exposure exists when we purchase credit protection from monolines to hedge all or a portion of the credit risk on certain credit exposures including loans and CDOs. We underwrite our public finance exposure by evaluating the underlying securities. In the case of default we first look to the underlying securities and then to recovery on the purchased insurance. See page 53 for discussion on credit protection purchased on our CDO exposure.

We also have indirect exposure as we invest in securities where the issuers have purchased wraps (i.e., insurance). For example, municipalities and corporations purchase protection in order to enhance their pricing power which has the effect of reducing their cost of borrowings. If the rating agencies downgrade the monolines, the credit rating of the bond may fall and may have an adverse impact on the market value of the security.

We have further exposure related to our public finance business where we are the lead manager or remarketing agent for transactions that are wrapped including auction rate securities (ARS), tender option municipal bonds (TOBs), and variable rate demand bonds (VRDBs). We are the lead manager on municipal and, to a lesser extent, student loan ARS where a high percentage of the programs are wrapped by either monolines or other financial guarantors. However, we are only the remarketing agent on TOBs and VRDBs transactions. Recent concerns about monoline downgrades or insolvency has caused disruptions in each of these markets as investor concerns have impacted overall market liquidity and bond prices. We continue to have liquidity exposure to these markets and instruments, and as market conditions continue to evolve, these conditions may impact our results. For information on our liquidity exposure to our public finance business, see the municipal bond trusts and corporate SPEs discussion beginning on page 62.

Credit protection is purchased to cover the funded portion as well as the unfunded portion of certain credit exposure. To lessen the cost of obtaining our desired credit protection levels, credit exposure may be added within an industry, borrower or counterparty group by selling protection. Since December 31, 2006, our net credit default protection purchased has been reduced by $1.1 billion to $7.1 billion as we continue to reposition the level of purchased protection based on our current view of the underlying credit risk in the portfolio.

At December 31, 2007 and 2006, we had net notional credit default protection purchased in our credit derivatives portfolio of $7.1 billion and $8.3 billion. The net mark-to-market impacts, including the cost of credit default protection, resulted in net gains of $160 million in 2007 compared to net losses of $241 million in 2006. The average VAR for these credit derivative hedges was $22 million and $54 million for the twelve months ended December 31, 2007 and 2006. The decrease in VAR was driven by a reduction in the average amount of credit protection outstanding during the year. There is a diversification effect between the credit derivative hedges and the market-based trading portfolio such that their combined average VAR was $55 million and $57 million for the twelve months ended December 31, 2007 and 2006. Refer to the Trading Risk Management discussion beginning on page 87 for a description of our VAR calculation for the market-based trading portfolio.

Table 21 Commercial Credit Exposure by Industry (1, 2)

(Dollars in millions)	December 31			
	Commercial Utilized		Total Commercial Committed	
	2007	2006	2007	2006
Real estate (3)	$ 81,260	$ 49,259	$111,742	$ 73,544
Diversified financials	37,872	24,813	86,118	67,038
Government and public education	31,743	22,495	57,437	39,254
Retailing	33,280	27,226	55,184	44,064
Capital goods	25,908	16,830	52,356	37,363
Healthcare equipment and services	24,337	15,881	40,962	31,189
Materials	22,176	15,978	38,717	28,789
Consumer services	23,382	19,191	38,650	32,734
Banks	21,261	26,405	35,323	36,735
Individuals and trusts	22,323	18,792	32,425	29,167
Commercial services and supplies	21,175	15,224	31,858	23,532
Food, beverage and tobacco	13,919	11,384	25,701	21,124
Energy	12,772	9,505	23,510	18,460
Media	7,901	8,784	19,343	19,181
Utilities	6,438	6,624	19,281	17,222
Transportation	12,803	11,637	18,824	17,375
Insurance	7,162	6,759	16,014	14,122
Religious and social organizations	8,208	7,840	10,982	10,507
Consumer durables and apparel	5,802	4,827	10,907	9,124
Technology hardware and equipment	4,615	3,326	10,239	8,093
Software and services	4,739	2,763	10,128	6,212
Pharmaceuticals and biotechnology	4,349	2,530	8,563	6,289
Telecommunication services	3,475	3,565	8,235	7,981
Automobiles and components	2,648	1,584	6,960	5,153
Food and staples retailing	2,732	2,153	5,318	4,222
Household and personal products	889	779	2,776	2,264
Semiconductors and semiconductor equipment	1,140	802	1,734	1,364
Other	8,407	7,346	8,505	7,775
Total commercial credit exposure by industry	**$452,716**	$344,302	**$787,792**	$619,877
Net credit default protection purchased on total commitments (4)			**$ (7,146)**	$ (8,260)

(1) Total commercial utilized and total commercial committed exposure includes loans and letters of credit measured at fair value in accordance with SFAS 159 and are comprised of loans outstanding of $4.59 billion and issued letters of credit at notional value of $1.1 billion at December 31, 2007. In addition, total commercial committed exposure includes unfunded loan commitments at notional value of $19.8 billion at December 31, 2007.

(2) Includes small business commercial – domestic exposure.

(3) Industries are viewed from a variety of perspectives to best isolate the perceived risks. For purposes of this table, the real estate industry is defined based upon the borrowers' or counterparties' primary business activity using operating cash flow and primary source of repayment as key factors.

(4) Represents net notional credit protection purchased.

Tables 22 and 23 present the maturity profiles and the credit exposure debt ratings of the net credit default protection portfolio at December 31, 2007 and 2006.

Table 22 Net Credit Default Protection by Maturity Profile

	December 31	
	2007	2006
Less than or equal to one year	2%	7%
Greater than one year and less than or equal to five years	67	46
Greater than five years	31	47
Total net credit default protection	100%	100%

Table 23 Net Credit Default Protection by Credit Exposure Debt Rating [1]

(Dollars in millions)	December 31			
	2007		2006	
Ratings	Net Notional	Percent	Net Notional	Percent
AAA	$ (13)	0.2%	$ (23)	0.3%
AA	(92)	1.3	(237)	2.9
A	(2,408)	33.7	(2,598)	31.5
BBB	(3,328)	46.6	(3,968)	48.0
BB	(1,524)	21.3	(1,341)	16.2
B	(180)	2.5	(334)	4.0
CCC and below	(75)	1.0	(50)	0.6
NR [2]	474	(6.6)	291	(3.5)
Total net credit default protection	$(7,146)	100.0%	$(8,260)	100.0%

[1] In order to mitigate the cost of purchasing credit protection, credit exposure can be added by selling credit protection. The distribution of debt rating for net notional credit default protection purchased is shown as a negative and the net notional credit protection sold is shown as a positive amount.

[2] In addition to unrated names, "NR" includes $550 million and $302 million in net credit default swaps index positions at December 31, 2007 and 2006. While index positions are principally investment grade, credit default swaps indices include names in and across each of the ratings categories.

Foreign Portfolio

Our foreign credit and trading portfolio is subject to country risk. We define country risk as the risk of loss from unfavorable economic and political developments, currency fluctuations, social instability and changes in government policies. A risk management framework is in place to measure, monitor and manage foreign risk and exposures. Management oversight of country risk including cross-border risk is provided by the Country Risk Committee.

Table 24 presents total foreign exposure broken out by region at December 31, 2007 and 2006. Total foreign exposure includes credit exposure net of local liabilities, securities, and other investments domiciled in countries other than the United States. Credit card exposure is reported on a funded basis. Total foreign exposure can be adjusted for externally guaranteed exposure and certain collateral types. Exposure which is assigned external guarantees are reported under the country of the guarantor. Exposure with tangible collateral is reflected in the country where the collateral is held. For securities received, other than cross-border resale agreements, exposure is assigned to the domicile of the issuer of the securities. Resale agreements are generally presented based on the domicile of the counterparty consistent with FFIEC reporting rules.

Our total foreign exposure was $138.1 billion at December 31, 2007, an increase of $8.1 billion from December 31, 2006. Europe accounted for $74.7 billion, or 54 percent, of total foreign exposure. The European exposure was mostly in Western Europe and was distributed across a variety of industries with the largest concentration in the commercial sector which accounted for approximately 46 percent of the total exposure in Europe. The decline of $10.6 billion was driven by lower cross-border other financing exposure, as well as higher local funding available to net against local exposures in the United Kingdom.

Asia Pacific was our second largest foreign exposure at $42.1 billion, or 30 percent, of total foreign exposure at December 31, 2007. The growth of $14.7 billion in Asia Pacific was primarily driven by the fair value adjustment associated with our CCB investment.

Table 24 Regional Foreign Exposure [1,2,3]

(Dollars in millions)	December 31	
	2007	2006
Europe	$ 74,725	$ 85,279
Asia Pacific	42,081	27,403
Latin America	10,944	8,998
Middle East	1,481	811
Africa	470	317
Other	8,361	7,131
Total regional foreign exposure	$138,062	$129,939

[1] In the balances above, local funding or liabilities are subtracted from local exposures as allowed by the FFIEC.

[2] Exposures have been reduced by $6.3 billion at December 31, 2007 and $4.3 billion at December 31, 2006 related to the cash applied as collateral to derivative assets.

[3] Generally, cross-border resale agreements are presented based on the domicile of the counterparty consistent with FFIEC reporting rules. Cross-border resale agreements where the underlying securities are U.S. Treasury securities, in which case the domicile is the U.S., are excluded from this presentation.

Latin America accounted for $10.9 billion, or eight percent of total foreign exposure at December 31, 2007, an increase of $1.9 billion, or 22 percent, from December 31, 2006. The increase in exposure in Latin America was primarily due to higher exposures in Brazil, Mexico, and Chile. For more information on our Asia Pacific and Latin America exposure, see the discussion below on foreign exposure to selected countries defined as emerging markets.

At December 31, 2007, China was the only country where total cross-border exposure of $17.0 billion, which mostly related to our investment in CCB, was between 0.75 percent and 1.00 percent of total assets. At December 31, 2007, we did not operate in any country where the total cross-border exposure exceeded one percent of our total assets. At December 31, 2007 and 2006, the United Kingdom had total cross-border exposure of $12.7 billion and $17.3 billion representing 0.74 percent and 1.18 percent of total assets.

As presented in Table 25, foreign exposure to borrowers or counterparties in emerging markets increased $19.6 billion to $40.4 billion at December 31, 2007, compared to $20.9 billion at December 31, 2006. The increase was primarily due to the fair value adjustment associated with our CCB investment as well as higher exposures across most categories in all regions. Foreign exposure to borrowers or counterparties in emerging markets represented 29 percent and 16 percent of total foreign exposure at December 31, 2007 and 2006.

At December 31, 2007, 71 percent of the emerging markets exposure was in Asia Pacific, compared to 58 percent at December 31, 2006. Asia Pacific emerging markets exposure increased by $16.5 billion. Growth was driven by higher cross-border exposure mainly in China, India, South Korea and Singapore. Our exposure in China was primarily related to the carrying value of our equity investment in CCB which accounted for $16.4 billion and $3.0 billion at December 31, 2007 and 2006.

At December 31, 2007, 23 percent of the emerging markets exposure was in Latin America compared to 36 percent at December 31, 2006. Latin America emerging markets exposure increased by $2.0 billion driven by higher cross-border exposure in Brazil, Mexico, and Chile, as well as an increase in our equity investment in Banco Itaú. During the first quarter of 2007, the Corporation completed the sale of its operations in Chile and Uruguay for approximately $750 million in equity of Banco Itaú. The carrying value of our investment in Banco Itaú accounted for $2.6 billion and $1.9 billion of exposure in Brazil at December 31, 2007 and 2006. The December 31, 2007 equity investment in Banco Itaú represents seven percent of its outstanding voting and non-voting shares. Our investment in Banco Itaú is currently carried at cost and will be accounted for as AFS marketable equity securities and carried at fair value beginning in the second quarter of 2008.

Table 25 Selected Emerging Markets [1]

(Dollars in millions)	Loans and Leases, and Loan Commitments	Other Financing [2]	Derivative Assets [3]	Securities/ Other Investments [4]	Total Cross-border Exposure [5]	Local Country Exposure Net of Local Liabilities [6]	Total Emerging Market Exposure at December 31, 2007	Increase (Decrease) From December 31, 2006
Region/Country								
Asia Pacific								
China [7]	$ 262	$ 70	$ 79	$16,629	$17,040	$ –	**$17,040**	$13,426
South Korea	157	1,000	177	3,068	4,402	–	**4,402**	1,025
India	1,141	470	355	1,168	3,134	158	**3,292**	1,257
Singapore	381	25	192	694	1,292	–	**1,292**	420
Taiwan	345	41	45	169	600	467	**1,067**	325
Hong Kong	416	100	53	226	795	–	**795**	(69)
Other Asia Pacific [8]	133	79	35	401	648	39	**687**	96
Total Asia Pacific	2,835	1,785	936	22,355	27,911	664	**28,575**	16,480
Latin America								
Mexico	1,181	229	38	2,990	4,438	–	**4,438**	507
Brazil	701	104	42	2,617	3,464	223	**3,687**	1,036
Chile	644	55	–	14	713	6	**719**	393
Other Latin America [8]	186	170	–	110	466	181	**647**	113
Total Latin America	2,712	558	80	5,731	9,081	410	**9,491**	2,049
Middle East and Africa [8]	838	711	170	222	1,941	–	**1,941**	825
Central and Eastern Europe [8]	42	86	75	221	424	–	**424**	209
Total emerging market exposure	$6,427	$3,140	$1,261	$28,529	$39,357	$1,074	**$40,431**	$19,563

(1) There is no generally accepted definition of emerging markets. The definition that we use includes all countries in Asia Pacific excluding Japan, Australia and New Zealand; all countries in Latin America excluding Cayman Islands and Bermuda; all countries in Middle East and Africa; and all countries in Central and Eastern Europe excluding Greece. There was no emerging market exposure included in the portfolio measured at fair value in accordance with SFAS 159 at December 31, 2007.

(2) Includes acceptances, standby letters of credit, commercial letters of credit and formal guarantees.

(3) Derivative assets are reported on a mark-to-market basis and have been reduced by the amount of cash collateral applied of $57 million and $9 million at December 31, 2007 and 2006. At December 31, 2007 and 2006 there were $2 million and less than $1 million of other marketable securities collateralizing derivative assets for which credit risk has not been reduced.

(4) Generally, cross-border resale agreements are presented based on the domicile of the counterparty, consistent with FFIEC reporting rules. Cross-border resale agreements where the underlying securities are U.S. Treasury securities, in which case the domicile is the U.S., are excluded from this presentation.

(5) Cross-border exposure includes amounts payable to the Corporation by borrowers or counterparties with a country of residence other than the one in which the credit is booked, regardless of the currency in which the claim is denominated, consistent with FFIEC reporting rules.

(6) Local country exposure includes amounts payable to the Corporation by borrowers with a country of residence in which the credit is booked, regardless of the currency in which the claim is denominated. Local funding or liabilities are subtracted from local exposures as allowed by the FFIEC. Total amount of available local liabilities funding local country exposure at December 31, 2007 was $21.6 billion compared to $20.7 billion at December 31, 2006. Local liabilities at December 31, 2007 in Asia Pacific and Latin America were $19.7 billion and $1.9 billion, of which $7.9 billion were in Hong Kong, $6.2 billion in Singapore, $2.5 billion in South Korea, $1.8 billion in Mexico, $1.1 billion in China, $836 million in India, and $508 million in Taiwan. There were no other countries with available local liabilities funding local country exposure greater than $500 million.

(7) Securities/Other Investments include an investment of $16.4 billion in CCB. Beginning in the fourth quarter of 2007, the Corporation's equity investment in CCB was accounted for at fair value. Previously, the investment in CCB was accounted for at cost.

(8) No country included in Other Asia Pacific, Other Latin America, Middle East and Africa, and Central and Eastern Europe had total foreign exposure of more than $500 million.

The increased exposures in Mexico were attributable to higher cross-border corporate securities trading exposure and loans and loan commitments. Our 24.9 percent investment in Santander accounted for $2.6 billion and $2.3 billion of exposure in Mexico at December 31, 2007 and 2006.

At both December 31, 2007 and 2006, five percent of the emerging markets exposure was in Middle East and Africa. Middle East and Africa emerging markets exposure increased by $825 million driven by higher cross-border other financing exposure and loans and loan commitments.

Provision for Credit Losses

The provision for credit losses increased $3.4 billion, or 67 percent, to $8.4 billion in 2007 compared to 2006.

The consumer portion of the provision for credit losses increased $1.8 billion to $6.5 billion compared to 2006. Higher net charge-offs from portfolio seasoning, reflective of growth in the businesses and increases from the unusually low charge-off levels experienced in 2006 post bankruptcy reform drove a portion of the increase. Additionally, reserve increases related to higher losses inherent in our home equity portfolio, reflecting growth in the business and the impact of the weak housing market, as well as seasoning of the *Card Services* consumer portfolios contributed to the increased provision expense. The increases were partially offset by reserve reductions from the addition of higher loss profile accounts to the domestic credit card securitization trust and to a lesser extent, improved performance of the remaining portfolios from certain consumer finance businesses that we have previously exited.

The commercial portion of the provision for credit losses increased $1.6 billion to $1.9 billion compared to 2006. Higher net charge-offs from seasoning and deterioration in our small business portfolios within *GCSBB* as well as a lower level of commercial recoveries in *GCIB* and *GWIM* drove a portion of the increase. Reserve increases for seasoning of growth and deterioration in the small business portfolio within *GCSBB*, the absence of prior year reserve releases in *GCIB* and portfolio deterioration reflecting the impact of the weak housing market, particularly on our homebuilder loan portfolio within *GCIB*, also drove the year over year increase. Partially offsetting these increases was a reduction of reserves in *All Other* reflecting the sale of our Argentina portfolio during the first quarter of 2007.

The provision for credit losses related to unfunded lending commitments was $28 million in 2007 compared to $9 million in 2006.

Allowance for Credit Losses

Allowance for Loan and Lease Losses

The allowance for loan and lease losses excludes loans measured at fair value in accordance with SFAS 159 as subsequent mark-to-market adjustments related to loans measured at fair value include a credit risk component. The allowance for loan and lease losses is allocated based on two components. We evaluate the adequacy of the allowance for loan and lease losses based on the combined total of these two components.

The first component of the allowance for loan and lease losses covers those commercial loans measured at historical cost that are either nonperforming or impaired. An allowance is allocated when the discounted cash flows (or collateral value or observable market price) are lower than the carrying value of that loan. For purposes of computing the specific loss component of the allowance, larger impaired loans are evaluated individually and smaller impaired loans are evaluated as a pool using historical loss experience for the respective product type and risk rating of the loans.

The second component of the allowance for loan and lease losses covers performing consumer and commercial loans and leases measured at historical cost. The allowance for commercial loan and lease losses is established by product type after analyzing historical loss experience by internal risk rating, current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information. The commercial historical loss experience is updated quarterly to incorporate the most recent data reflective of the current economic environment. As of December 31, 2007, quarterly updating of historical loss experience did not have a material impact on the allowance for loan and lease losses. The allowance for consumer and certain homogeneous commercial loan and lease products is based on aggregated portfolio segment evaluations, generally by product type. Loss forecast models are utilized that consider a variety of factors including, but not limited to, historical loss experience, estimated defaults or foreclosures based on portfolio trends, delinquencies, economic trends and credit scores. These loss forecast models are updated on a quarterly basis in order to incorporate information reflective of the current economic environment. As of December 31, 2007, quarterly updating of the loss forecast models resulted in increases in the allowance for loan and lease losses primarily due to growth and seasoning of the consumer portfolios and higher inherent losses in the home equity and small business portfolios. Included within this second component of the allowance for loan and lease losses and determined separately from the procedures outlined above are reserves which are maintained to cover uncertainties that affect our estimate of probable losses including domestic and global economic uncertainty and large single name defaults.

We monitor differences between estimated and actual incurred loan and lease losses. This monitoring process includes periodic assessments by senior management of loan and lease portfolios and the models used to estimate incurred losses in those portfolios.

Additions to the allowance for loan and lease losses are made by charges to the provision for credit losses. Credit exposures deemed to be uncollectible are charged against the allowance for loan and lease losses. Recoveries of previously charged off amounts are credited to the allowance for loan and lease losses.

The allowance for loan and lease losses for the consumer portfolio as presented in Table 27 was $6.8 billion at December 31, 2007, an increase of $1.2 billion from December 31, 2006. The increase was attributable to an increase in reserves during 2007 for higher losses inherent in our home equity portfolio reflective of the impact of the weak housing market as well as growth and seasoning of the *Card Services* consumer portfolios. These increases were partially offset by reserve reductions from the addition of higher loss profile accounts to the domestic credit card securitizations trust, net new issuances of securitizations, and improved performance of the remaining portfolios from certain consumer finance businesses that we have previously exited.

The allowance for commercial loan and lease losses was $4.8 billion at December 31, 2007, a $1.4 billion increase from December 31, 2006. The LaSalle acquisition increased the allowance for commercial loan and lease losses $676 million. In addition, the increase in commercial – domestic allowance levels was primarily attributable to an increase in reserves for higher losses inherent in the small business portfolio within *GCSBB*. Commercial real estate allowance levels increased mainly due to the LaSalle acquisition and portfolio deterioration reflecting the impact of the weak housing market, particularly on our homebuilder loan portfolio within *GCIB*. Commercial – foreign allowance levels decreased due to the sales of our Latin American portfolios and operations.

The allowance for loan and lease losses as a percentage of total loans and leases outstanding was 1.33 percent at December 31, 2007, compared to 1.28 percent at December 31, 2006. The increase in the ratio was driven by reserve increases for higher inherent losses in the small business and home equity portfolios within *GCSBB*, reflecting growth of these businesses and deterioration in the portfolios, and seasoning of the *Card Services* unsecured lending portfolio as well as discontinuing sales of new receivables into the unsecured lending trust. These increases were partially offset by growth in the residential mortgage portfolio, which has a low loss profile, as the Corporation increased retention of residential mortgage loans for ALM purposes. Also offsetting the increases were reserve reductions related to the addition of higher loss profile accounts to the domestic credit card securitization trust and the sales of our Latin American portfolios and operations.

Reserve for Unfunded Lending Commitments

In addition to the allowance for loan and lease losses, we also estimate probable losses related to unfunded lending commitments measured at historical cost, such as letters of credit and financial guarantees, and binding unfunded loan commitments. Unfunded lending commitments are subject to the same assessment as funded loans, except utilization assumptions are considered. The reserve for unfunded lending commitments is included in accrued expenses and other liabilities on the Consolidated Balance Sheet with changes to the reserve generally made through the provision for credit losses.

The reserve for unfunded lending commitments at December 31, 2007 was $518 million, a $121 million increase from December 31, 2006 primarily driven by the acquisition of LaSalle.

Table 26 presents a rollforward of the allowance for credit losses for 2007 and 2006.

Table 26 Allowance for Credit Losses

(Dollars in millions)	2007	2006
Allowance for loan and lease losses, January 1	$ 9,016	$ 8,045
Adjustment due to the adoption of SFAS 159	(32)	–
LaSalle balance, October 1, 2007	725	–
U.S. Trust Corporation balance, July 1, 2007	25	–
MBNA balance, January 1, 2006	–	577
Loans and leases charged off		
Residential mortgage	(79)	(74)
Credit card – domestic	(3,410)	(3,546)
Credit card – foreign	(452)	(292)
Home equity	(286)	(67)
Direct/Indirect consumer	(1,885)	(857)
Other consumer	(346)	(327)
Total consumer charge-offs	(6,458)	(5,163)
Commercial – domestic [1]	(1,135)	(597)
Commercial real estate	(54)	(7)
Commercial lease financing	(55)	(28)
Commercial – foreign	(28)	(86)
Total commercial charge-offs	(1,272)	(718)
Total loans and leases charged off	(7,730)	(5,881)
Recoveries of loans and leases previously charged off		
Residential mortgage	22	35
Credit card – domestic	347	452
Credit card – foreign	74	67
Home equity	12	16
Direct/Indirect consumer	512	247
Other consumer	68	110
Total consumer recoveries	1,035	927
Commercial – domestic [2]	128	261
Commercial real estate	7	4
Commercial lease financing	53	56
Commercial – foreign	27	94
Total commercial recoveries	215	415
Total recoveries of loans and leases previously charged off	1,250	1,342
Net charge-offs	(6,480)	(4,539)
Provision for loan and lease losses	8,357	5,001
Other	(23)	(68)
Allowance for loan and lease losses, December 31	11,588	9,016
Reserve for unfunded lending commitments, January 1	397	395
Adjustment due to the adoption of SFAS 159	(28)	–
LaSalle balance, October 1, 2007	124	–
Provision for unfunded lending commitments	28	9
Other	(3)	(7)
Reserve for unfunded lending commitments, December 31	518	397
Allowance for credit losses, December 31	$ 12,106	$ 9,413
Loans and leases outstanding measured at historical cost at December 31	$871,754	$706,490
Allowance for loan and lease losses as a percentage of total loans and leases outstanding measured at historical cost at December 31 [3]	1.33%	1.28%
Consumer allowance for loan and lease losses as a percentage of total consumer loans and leases outstanding at December 31	1.23	1.19
Commercial allowance for loan and lease losses as a percentage of total commercial loans and leases outstanding measured at historical cost at December 31 [3]	1.51	1.44
Average loans and leases outstanding measured at historical cost during the year	$773,142	$652,417
Net charge-offs as a percentage of average loans and leases outstanding measured at historical cost during the year [3, 4, 5]	0.84%	0.70%
Allowance for loan and lease losses as a percentage of total nonperforming loans and leases measured at historical cost at December 31	207	505
Ratio of the allowance for loan and lease losses at December 31 to net charge-offs [4, 5]	1.79	1.99

(1) Includes small business commercial – domestic charge offs of $911 million and $409 million in 2007 and 2006.
(2) Includes small business commercial – domestic recoveries of $42 million and $48 million in 2007 and 2006.
(3) Ratios do not include loans measured at fair value in accordance with SFAS 159 at and for the year ended December 31, 2007. Loans measured at fair value were $4.59 billion at December 31, 2007.
(4) In 2007, the impact of SOP 03-3 decreased net charge-offs by $75 million. Excluding the impact of SOP 03-3, net charge-offs as a percentage of average loans and leases outstanding measured at historical cost in 2007 would have been 0.85 percent and the ratio of the allowance for loan and lease losses to net charge-offs would have been 1.77 percent at December 31, 2007.
(5) In 2006, the impact of SOP 03-3 decreased net charge-offs by $288 million. Excluding the impact of SOP 03-3, net charge-offs as a percentage of average loans and leases outstanding measured at historical cost in 2006 would have been 0.74 percent, and the ratio of the allowance for loan and lease losses to net charge-offs would have been 1.87 percent at December 31, 2006.

For reporting purposes, we allocate the allowance for credit losses across products. However, the allowance is available to absorb any credit losses without restriction. Table 27 presents our allocation by product type.

Table 27 Allocation of the Allowance for Credit Losses by Product Type

(Dollars in millions)	December 31			
	2007		2006	
	Amount	Percent of Total	Amount	Percent of Total
Allowance for loan and lease losses				
Residential mortgage	$ 207	1.8%	$ 248	2.8%
Credit card – domestic	2,919	25.2	3,176	35.2
Credit card – foreign	441	3.8	336	3.7
Home equity	963	8.3	133	1.5
Direct/Indirect consumer	2,077	17.9	1,378	15.3
Other consumer	151	1.3	289	3.2
Total consumer	6,758	58.3	5,560	61.7
Commercial – domestic [1]	3,194	27.6	2,162	24.0
Commercial real estate	1,083	9.3	588	6.5
Commercial lease financing	218	1.9	217	2.4
Commercial – foreign	335	2.9	489	5.4
Total commercial [2]	4,830	41.7	3,456	38.3
Allowance for loan and lease losses	11,588	100.0%	9,016	100.0%
Reserve for unfunded lending commitments	518		397	
Allowance for credit losses	$12,106		$9,413	

[1] Includes allowance for small business commercial – domestic loans of $1.4 billion and $578 million at December 31, 2007 and 2006.
[2] Includes allowance for loan and lease losses for impaired commercial loans of $123 million and $43 million at December 31, 2007 and 2006.

Market Risk Management

Market risk is the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions such as market movements. This risk is inherent in the financial instruments associated with our operations and/or activities including loans, deposits, securities, short-term borrowings, long-term debt, trading account assets and liabilities, and derivatives. Market-sensitive assets and liabilities are generated through loans and deposits associated with our traditional banking business, customer and proprietary trading operations, ALM process, credit risk mitigation activities and mortgage banking activities. In the event of market volatility, factors such as underlying market movements and liquidity have an impact on the results of the Corporation.

Our traditional banking loan and deposit products are nontrading positions and are reported at amortized cost for assets or the amount owed for liabilities (historical cost). GAAP requires a historical cost view of traditional banking assets and liabilities. However, these positions are still subject to changes in economic value based on varying market conditions, primarily changes in the levels of interest rates. The risk of adverse changes in the economic value of our nontrading positions is managed through our ALM activities. We have elected to fair value certain loan and deposit products in accordance with SFAS 159. For further information on fair value of certain financial assets and liabilities, see *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements.

Our trading positions are reported at fair value with changes currently reflected in income. Trading positions are subject to various risk factors, which include exposures to interest rates and foreign exchange rates, as well as mortgage, equity, commodity, issuer and market liquidity risk factors. We seek to mitigate these risk exposures by using techniques that encompass a variety of financial instruments in both the cash and derivatives markets. The following discusses the key risk components along with respective risk mitigation techniques.

Interest Rate Risk

Interest rate risk represents exposures to instruments whose values vary with the level or volatility of interest rates. These instruments include, but are not limited to, loans, debt securities, certain trading-related assets and liabilities, deposits, borrowings and derivative instruments. Hedging instruments used to mitigate these risks include related derivatives such as options, futures, forwards and swaps.

Foreign Exchange Risk

Foreign exchange risk represents exposures to changes in the values of current holdings and future cash flows denominated in other currencies. The types of instruments exposed to this risk include investments in foreign subsidiaries, foreign currency-denominated loans and securities, future cash flows in foreign currencies arising from foreign exchange transactions, foreign currency-denominated debt and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates. Hedging instruments used to mitigate this risk include foreign exchange options, currency swaps, futures, forwards and deposits.

Mortgage Risk

Mortgage risk represents exposures to changes in the value of mortgage-related instruments. The values of these instruments are sensitive to prepayment rates, mortgage rates, agency debt ratings, default, market liquidity, other interest rates and interest rate volatility. Our exposure to these instruments takes several forms. First, we trade and engage in market-making activities in a variety of mortgage securities including whole loans, pass-through certificates, commercial mortgages, and collateralized mortgage obligations including CDOs using mortgages as underlying collateral. Second, we originate a variety of mortgage-backed securities which involves the accumulation of mortgage-related loans in anticipation of eventual securitization. Third, we may hold positions in mortgage securities and residential mortgage loans as part of the ALM portfolio. Fourth, we create MSRs as part of our mortgage origination activities. See *Note 1 – Summary of Significant Accounting Principles* and *Note 21 – Mortgage Servicing Rights* to the Consolidated Financial Statements for additional information on MSRs. Hedging instruments used to mitigate this risk include options, futures, forwards, swaps, swaptions and securities.

Equity Market Risk

Equity market risk represents exposures to securities that represent an ownership interest in a corporation in the form of domestic and foreign common stock or other equity-linked instruments. Instruments that would lead to this exposure include, but are not limited to, the following: common stock, exchange traded funds, American Depositary Receipts (ADRs), convertible bonds, listed equity options (puts and calls), over-the-counter equity options, equity total return swaps, equity index futures and other equity derivative products. Hedging instruments used to mitigate this risk include options, futures, swaps, convertible bonds and cash positions.

Commodity Risk

Commodity risk represents exposures to instruments traded in the petroleum, natural gas, power, and metals markets. These instruments consist primarily of futures, forwards, swaps and options. Hedging instruments used to mitigate this risk include options, futures and swaps in the same or similar commodity product, as well as cash positions.

Issuer Credit Risk

Issuer credit risk represents exposures to changes in the creditworthiness of individual issuers or groups of issuers. Our portfolio is exposed to issuer credit risk where the value of an asset may be adversely impacted by changes in the levels of credit spreads, by credit migration, or by defaults. Hedging instruments used to mitigate this risk include bonds, CDS and other credit fixed income instruments.

Market Liquidity Risk

Market liquidity risk represents the risk that expected market activity changes dramatically and in certain cases may even cease to exist. This exposes us to the risk that we will not be able to transact in an orderly manner and may impact our results. This impact could further be exacerbated if expected hedging or pricing correlations are impacted by the disproportionate demand or lack of demand for certain instruments. We utilize various risk mitigating techniques as discussed in more detail in Trading Risk Management.

Trading Risk Management

Trading-related revenues represent the amount earned from trading positions, including market-based net interest income, which are taken in a diverse range of financial instruments and markets. Trading account assets and liabilities and derivative positions are reported at fair value. For more information on fair value, see *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements and Complex Accounting Estimates beginning on page 93. Trading-related revenues can be volatile and are largely driven by general market conditions and customer demand. Trading-related revenues are dependent on the volume and type of transactions, the level of risk assumed, and the volatility of price and rate movements at any given time within the ever-changing market environment.

The GRC, chaired by the Global Markets Risk Executive, has been designated by ALCO as the primary governance authority for Global Markets Risk Management including trading risk management. The GRC's focus is to take a forward-looking view of the primary credit and market risks impacting *CMAS* and prioritize those that need a proactive risk mitigation strategy.

At the GRC meetings, the committee considers significant daily revenues and losses by business along with an explanation of the primary driver of the revenue or loss. Thresholds are established for each of our businesses in order to determine if the revenue or loss is considered to be significant for that business. If any of the thresholds are exceeded, an explanation of the variance is made to the GRC. The thresholds are developed in coordination with the respective risk managers to highlight those revenues or losses which exceed what is considered to be normal daily income statement volatility.


Histogram of Daily Trading-Related Revenue
Twelve Months Ended December 31, 2007
Number of Days
70
60
50
40
30
20
10
0
<-50
-50 to -40
-40 to -30
-30 to -20
-20 to -10
-10 to 0
0 to 10
10 to 20
20 to 30
30 to 40
40 to 50
>50
Revenue (dollars in millions)

The histogram of daily revenue or loss above is a graphic depiction of trading volatility and illustrates the daily level of trading-related revenue for the twelve months ended December 31, 2007. During the twelve months ended December 31, 2007, positive trading-related revenue was recorded for 71 percent of the trading days. During the second half of 2007, CDO-related markets experienced significant liquidity constraints impacting the availability and reliability of transparent pricing resulting in the valuation of CDOs becoming more complex and time consuming. Accordingly, it was not possible to mark these positions to market on a daily basis. As a result, we recorded valuation adjustments in trading account profits (losses) of approximately $4.0 billion on certain discrete dates relating to our super senior CDO exposure. For further discussion of our super senior CDO exposure and related losses see page 53. Excluding the discrete writedowns on our super senior CDO exposure, 21 percent of the total trading days had losses greater than $10 million, and the largest loss was $159 million. This can be compared to the twelve months ended December 31, 2006, where positive trading-related revenue was recorded for 96 percent of the trading days and there were no losses greater than $10 million, and the largest loss was $10 million. The increase in the total trading days with losses greater than $10 million was due to the period of market disruption during the second half of 2007.

To evaluate risk in our trading activities, we focus on the actual and potential volatility of individual positions as well as portfolios. VAR is a key statistic used to measure market risk. In order to manage day-to-day risks, VAR is subject to trading limits both for our overall trading portfolio and within individual businesses. All limit excesses are communicated to management for review.

A VAR model simulates the value of a portfolio under a range of hypothetical scenarios in order to generate a distribution of potential gains and losses. The VAR represents the worst loss the portfolio is expected to experience based on historical trends with a given level of confidence. VAR depends on the volatility of the positions in the portfolio and on how strongly their risks are correlated. Within any VAR model, there are significant and numerous assumptions that will differ from company to company. In addition, the accuracy of a VAR model depends on the availability and quality of historical data for each of the positions in the portfolio. A VAR model may require additional modeling assumptions for new products which do not have extensive historical price data, or for illiquid positions for which accurate daily prices are not consistently available. Our VAR model uses a historical simulation approach based on three years of historical data and assumes a 99 percent confidence level. Statistically, this means that losses will exceed VAR, on average, one out of 100 trading days, or two to three times each year.

A VAR model is an effective tool in estimating ranges of potential gains and losses on our trading portfolios. There are however many limitations inherent in a VAR model as it utilizes historical results over a defined time period to estimate future performance. Historical results may not always be indicative of future results and changes in market conditions or in the composition of the underlying portfolio could have a material impact on the accuracy of the VAR model. This was of particular relevance in the last part of 2007 when markets experienced a period of extreme illiquidity resulting in losses that were far outside of the normal loss forecasts by VAR models. Due to these limitations, we have historically used the VAR model as only one of the components in managing our trading risk and also use other techniques such as stress testing and desk level limits. Periods of extreme market stress influence the reliability of these techniques to various degrees. See discussion on stress testing on the following page.

On a quarterly basis, the accuracy of the VAR methodology is reviewed by backtesting (i.e., comparing actual results against expectations derived from historical data) the VAR results against the daily profit and loss. Graphic representation of the backtesting results with additional explanation of backtesting excesses are reported to the GRC. Backtesting excesses occur when trading losses exceed the VAR. Senior management reviews and evaluates the results of these tests.


Trading Risk and Return
Daily Trading-Related Revenue and VAR
100
50
0
-50
-100
-150
-200
(Dollars in millions)
12/31/2006
3/31/2007
6/30/2007
9/30/2007
12/31/2007
Daily Trading-Related Revenue
VAR

The graph above shows daily trading-related revenue and VAR excluding the discrete writedowns on our super senior CDO exposure for the twelve months ended December 31, 2007. Excluding these writedowns, actual losses exceeded daily trading VAR fourteen times in the twelve months ended December 31, 2007 and losses did not exceed daily trading VAR in the twelve months ended December 31, 2006. The losses that exceeded daily trading VAR for the twelve months ended December 31, 2007, occurred during the market disruption which took place during the second half of 2007. The sudden increase in market volatility during this period produced a large number of price changes that exceeded the 99th percentile of the three year history used for our VAR calculations.

Table 28 presents average, high and low daily trading VAR for the twelve months ended December 31, 2007 and 2006.

The increase in average VAR from 2006 was driven by the increased market volatility during the second half of 2007. In particular, with the dislocation in structured and credit products, many credit spreads used in the calculation of VAR increased by unprecedented amounts. In addition, many trading assets became extremely illiquid which required changes in assumptions to properly incorporate them in the VAR model as was the case with our CDO exposure for which we have updated our model at various times during the second half of 2007. In periods of stress, the GRC members communicate daily to discuss losses, VAR limit excesses and the impact to regulatory capital. As a result of this process, the lines of business may selectively reduce risk. Where economically feasible, positions are sold or macro economic hedges are executed to reduce the exposure.

Stress Testing

Because the very nature of a VAR model suggests results can exceed our estimates, we also "stress test" our portfolio. Stress testing estimates the value change in our trading portfolio that may result from abnormal market movements. Various types of stress tests are run regularly against the overall trading portfolio and individual businesses. Historical scenarios simulate the impact of price changes which occurred during a set of extended historical market events. The results of these scenarios are reported daily to management. During the twelve months ended December 31, 2007, the largest daily losses among these scenarios ranged from $9 million to $529 million.

Table 28 Trading Activities Market Risk [1]

	Twelve Months Ended December 31					
	2007			2006		
	VAR			VAR		
(Dollars in millions)	Average	High [2]	Low [2]	Average	High [2]	Low [2]
Foreign exchange	$ 7.2	$25.3	$ 3.8	$ 8.2	$22.9	$ 3.1
Interest rate	13.9	31.9	6.6	18.5	50.0	7.3
Credit	39.5	69.9	23.4	26.8	36.7	18.4
Real estate/mortgage	14.1	23.5	5.7	8.4	12.7	4.7
Equities	24.6	45.8	9.6	18.8	39.6	9.9
Commodities	7.2	10.7	3.7	6.1	9.9	3.4
Portfolio diversification	(53.9)	-	-	(45.5)	-	-
Total market-based trading portfolio [3]	$ 52.6	$91.5	$32.9	$ 41.3	$59.8	$26.0

[1] Excludes our discrete writedowns on super senior CDO exposure. For more information on the CDO writedowns and the impact of the market disruption on the Corporation's results, see the CDO discussion beginning on page 53.

[2] The high and low for the total portfolio may not equal the sum of the individual components as the highs or lows of the individual portfolios may have occurred on different trading days.

[3] For a discussion of the VAR related to the credit derivatives that economically hedge the loan portfolio, see Industry Concentrations beginning on page 79. The table above does not include credit protection purchased to manage our counterparty credit risk. During the three months ended December 31, 2007, the average VAR of this protection was $9 million.

Hypothetical scenarios evaluate the potential impact of extreme but plausible events over periods as long as one month. These scenarios are developed to address perceived vulnerabilities in the market and in our portfolios, and are periodically updated. They are also reviewed and updated to reflect changing market conditions, such as were experienced during the second half of 2007. For example, many trading assets became extremely illiquid which required changes in assumptions to properly incorporate them in the stress models. This was the case with our CDO-related exposure for which we have updated our models at various times during the second half of 2007. Management reviews and evaluates results of these scenarios monthly. During the twelve months ended December 31, 2007, the largest daily losses among these scenarios ranged from $459 million to $1.5 billion. Worst-case losses, which represent the most extreme losses in our daily VAR calculation, are reported daily. Finally, desk-level stress tests are performed daily for individual businesses. These stress tests evaluate the potential adverse impact of large moves in the market risk factors to which those businesses are most sensitive.

Interest Rate Risk Management for Nontrading Activities

Interest rate risk represents the most significant market risk exposure to our nontrading exposures. Our overall goal is to manage interest rate risk so that movements in interest rates do not adversely affect core net interest income – managed basis. Interest rate risk is measured as the potential volatility in our core net interest income – managed basis caused by changes in market interest rates. Client facing activities, primarily lending and deposit-taking, create interest rate sensitive positions on our balance sheet. Interest rate risk from these activities, as well as the impact of changing market conditions, is managed through our ALM activities.

Simulations are used to estimate the impact on core net interest income – managed basis using numerous interest rate scenarios, balance sheet trends and strategies. These simulations evaluate how the above mentioned scenarios impact core net interest income – managed basis on short-term financial instruments, debt securities, loans, deposits, borrowings, and derivative instruments. In addition, these simulations incorporate assumptions about balance sheet dynamics such as loan and deposit growth and pricing, changes in funding mix, and asset and liability repricing and maturity characteristics. These simulations do not include the impact of hedge ineffectiveness.

Management analyzes core net interest income – managed basis forecasts utilizing different rate scenarios, with the base case utilizing the forward interest rates. Management frequently updates the core net interest income – managed basis forecast for changing assumptions and differing outlooks based on economic trends and market conditions. Thus, we continually monitor our balance sheet position in an effort to maintain an acceptable level of exposure to interest rate changes.

We prepare forward-looking forecasts of core net interest income – managed basis. These baseline forecasts take into consideration expected future business growth, ALM positioning, and the direction of interest rate movements as implied by forward interest rates. We then measure and evaluate the impact that alternative interest rate scenarios have to these static baseline forecasts in order to assess interest rate sensitivity under varied conditions. The spot and 12-month forward monthly rates used in our respective baseline forecasts at December 31, 2007 and 2006 are shown in Table 29.

Table 30 reflects the pre-tax dollar impact to forecasted core net interest income – managed basis over the next twelve months from December 31, 2007 and 2006, resulting from a 100 bp gradual parallel increase, a 100 bp gradual parallel decrease, a 100 bp gradual curve flattening (increase in short-term rates or decrease in long-term rates) and a 100 bp gradual curve steepening (decrease in short-term rates or increase in long-term rates) from the forward market curve. For further discussion of core net interest income – managed basis see page 44.

The sensitivity analysis in Table 30 assumes that we take no action in response to these rate shifts over the indicated years. The estimated exposure is reported on a managed basis and reflects impacts that may be realized primarily in net interest income and card income. This sensitivity analysis excludes any impact that could occur in the valuation of retained interests in the Corporation's securitizations due to changes in interest rate levels. For additional information on securitizations, see *Note 8 – Securitizations* to the Consolidated Financial Statements.

Table 29 Forward Rates

	December 31			
	2007		2006	
	Federal Funds	Ten-Year Swap	Federal Funds	Ten-Year Swap
Spot rates	4.25%	4.67%	5.25%	5.18%
12-month forward rates	3.13	4.79	4.85	5.19

Table 30 Estimated Core Net Interest Income - Managed Basis at Risk

(Dollars in millions)			December 31	
Curve Change	Short Rate	Long Rate	2007	2006
+100 Parallel shift	+100	+100	$ (952)	$(557)
-100 Parallel shift	-100	-100	865	770
Flatteners				
Short end	+100	–	(1,127)	(687)
Long end	–	-100	(386)	(192)
Steepeners				
Short end	-100	–	1,255	971
Long end	–	+100	181	138

Our core net interest income – managed basis, was liability sensitive at both December 31, 2007 and 2006. At December 31, 2007, our core net interest income – managed basis became more liability sensitive as we positioned ourselves for greater downside risk than was reflected in the forward curve. We evaluate our balance sheet position on an ongoing basis. Since December 31, 2007, we have repositioned our balance sheet to a more modest level given changes in forward rates and we will continue to evaluate our balance sheet positioning going forward. Over a 12-month horizon, we would benefit from falling rates or a steepening of the yield curve beyond what is already implied in the forward market curve.

As part of our ALM activities, we use securities, residential mortgages, and interest rate and foreign exchange derivatives in managing interest rate sensitivity.

Securities

The securities portfolio is an integral part of our ALM position. The securities portfolio is primarily comprised of debt securities and includes mortgage-backed securities and to a lesser extent corporate, municipal and other investment grade debt securities. During 2007 and 2006, we purchased AFS debt securities of $28.0 billion and $40.9 billion, sold $27.9 billion and $55.1 billion, and had maturities and received paydowns of $19.2 billion and $22.4 billion. We realized $180 million in gains and $443 million in losses on sales of debt securities during 2007 and 2006. Additionally, during 2007, we acquired $32.4 billion of AFS debt securities as part of the LaSalle and U.S. Trust Corporation acquisitions and continue to evaluate the appropriate holding levels.

The value of our accumulated OCI loss related to AFS debt securities improved by a pre-tax amount of $2.0 billion during 2007, driven by a decrease in interest rates. For those securities that are in an unrealized loss position we have the intent and ability to hold these securities to recovery.

Accumulated OCI includes $6.5 billion in after-tax gains at December 31, 2007, related to unrealized gains associated with our AFS securities portfolio, including $1.9 billion of unrealized losses related to AFS debt securities and $8.4 billion of unrealized gains related to AFS marketable equity securities. Total market value of the AFS debt securities was $213.3 billion at December 31, 2007 with a weighted average duration of 4.3 years and primarily relates to our mortgage-backed securities portfolio.

Prospective changes to the accumulated OCI amounts for the AFS securities portfolio will be driven by further interest rate, credit or price fluctuations (including market value fluctuations associated with our CCB investment), the collection of cash flows including prepayment and maturity activity, and the passage of time. During the fourth quarter of 2007, shares of the Corporation's strategic investment in CCB are now accounted for as AFS marketable equity securities and are carried at a fair value of $16.2 billion. The unrealized gain on this investment of $8.4 billion net-of-tax is subject to currency and price fluctuation, and is recorded in accumulated OCI.

In connection with adopting SFAS 159, the Corporation reclassified approximately $3.7 billion from AFS debt securities to trading account assets during the first quarter of 2007. There were no net unrealized gains or losses associated with these securities recorded in accumulated OCI as these securities were hedged using SFAS 133 hedge accounting. Accordingly, there was no impact on the Corporation's transition adjustment to beginning retained earnings upon adoption of SFAS 159 on January 1, 2007.

Residential Mortgage Portfolio

During 2007 and 2006, we purchased $22.5 billion and $42.3 billion of residential mortgages related to ALM activities, and added $66.3 billion and $51.9 billion of originated residential mortgages. We sold $34.0 billion and $11.0 billion of residential mortgages during 2007 and 2006, which included $23.7 billion and $9.2 billion of originated residential mortgages, resulting in gains of $271 million and $98 million. Additionally, we received paydowns of $28.2 billion and $24.7 billion during 2007 and 2006. The ending balance at December 31, 2007 was $274.9 billion compared to $241.2 billion at December 31, 2006.

Interest Rate and Foreign Exchange Derivative Contracts

Interest rate and foreign exchange derivative contracts are utilized in our ALM activities and serve as an efficient tool to mitigate our interest rate and foreign exchange risk. We use derivatives to hedge the variability in cash flows or changes in fair value on our balance sheet due to interest rate and foreign exchange components. For additional information on our hedging activities, see *Note 4 – Derivatives* to the Consolidated Financial Statements.

Our interest rate contracts are generally non-leveraged generic interest rate and foreign exchange basis swaps, options, futures, and forwards. In addition, we use foreign exchange contracts, including cross-currency interest rate swaps and foreign currency forward contracts, to mitigate the foreign exchange risk associated with foreign currency-denominated assets and liabilities, as well as certain equity investments in foreign subsidiaries. Table 31 reflects the notional amounts, fair value, weighted average receive fixed and pay fixed rates, expected maturity, and estimated duration of our open ALM derivatives at December 31, 2007 and 2006.

Changes to the composition of our derivatives portfolio over the course of 2007 reflect actions taken for interest rate and foreign exchange rate risk management. The decisions to reposition our derivative portfolio are based upon the current assessment of economic and financial conditions including the interest rate environment, balance sheet composition and trends, and the relative mix of our cash and derivative positions. Our interest rate swap positions (including foreign exchange contracts) changed to a net receive fixed position of $101.9 billion on December 31, 2007 compared to a net receive fixed position of $12.3 billion on December 31, 2006. Changes in the notional levels of our interest rate swap position were driven by the net termination of $88.9 billion in pay fixed swaps, the net termination of $9.5 billion in U.S. dollar denominated receive fixed swaps, and the addition of $10.2 billion in foreign denominated receive fixed swaps. The notional amount of our foreign exchange basis swaps increased $22.6 billion to $54.5 billion at December 31, 2007 compared to $31.9 billion at December 31, 2006. The notional amount of our option position decreased $103.2 billion to $140.1 billion at December 31, 2007 compared to $243.3 billion at December 31, 2006. The decrease in the notional amount of options was due to the net terminations and expirations of $85.0 billion in caps and floors and terminations of $18.2 billion of swaptions.

Table 31 Asset and Liability Management Interest Rate and Foreign Exchange Contracts

December 31, 2007

(Dollars in millions, average estimated duration in years)	Fair Value	Expected Maturity							Average Estimated Duration
		Total	2008	2009	2010	2011	2012	Thereafter	
Receive fixed interest rate swaps [1, 2]	$ 992								3.70
Notional amount		$ 81,965	$ 4,869	$48,908	$ 3,252	$1,630	$2,508	$20,798	
Weighted average fixed rate		4.34%	4.03%	3.91%	4.35%	4.50%	4.88%	5.34%	
Pay fixed interest rate swaps [1]	(429)								5.37
Notional amount		$ 11,340	$ –	$ –	$ –	$ –	$1,000	$10,340	
Weighted average fixed rate		5.04%	–%	–%	–%	–%	5.45%	5.00%	
Foreign exchange basis swaps [2, 3, 4]	6,164								
Notional amount		$ 54,531	$ 2,537	$ 4,463	$ 5,839	$4,294	$8,695	$28,703	
Option products [5]	(155)								
Notional amount		140,114	130,000	10,000	76	–	–	38	
Foreign exchange contracts [2, 4, 6]	(499)								
Notional amount [7]		31,054	1,438	2,047	4,171	1,235	3,150	19,013	
Futures and forward rate contracts	(3)								
Notional amount [7]		752	752	–	–	–	–	–	
Net ALM contracts	**$6,070**								

December 31, 2006

(Dollars in millions, average estimated duration in years)	Fair Value	Expected Maturity							Average Estimated Duration
		Total	2007	2008	2009	2010	2011	Thereafter	
Receive fixed interest rate swaps [1, 2]	$ (748)								4.42
Notional amount		$ 91,502	$ 2,795	$ 7,844	$48,900	$3,252	$1,630	$27,081	
Weighted average fixed rate		4.90%	4.80%	4.41%	4.90%	4.35%	4.50%	5.14%	
Pay fixed interest rate swaps [1]	261								2.93
Notional amount		$100,217	$ 15,000	$ 2,500	$44,000	$ –	$ 250	$38,467	
Weighted average fixed rate		4.98%	5.12%	5.11%	4.86%	–%	5.43%	5.06%	
Foreign exchange basis swaps [2, 3, 4]	1,992								
Notional amount		$ 31,916	$ 174	$ 2,292	$ 3,012	$5,351	$3,962	$17,125	
Option products [5]	317								
Notional amount		243,280	200,000	43,176	–	70	–	34	
Foreign exchange contracts [2, 4, 6]	(319)								
Notional amount [7]		20,319	(753)	1,588	1,901	3,850	1,104	12,629	
Futures and forward rate contracts	(46)								
Notional amount [7]		8,480	8,480	–	–	–	–	–	
Net ALM contracts	**$1,457**								

(1) At December 31, 2007, $45.0 billion of the receive fixed interest rate swap notional represented forward starting swaps that will not be effective until their respective contractual start dates. There were no forward starting pay fixed swap positions at December 31, 2007. At December 31, 2006, $4.2 billion of the receive fixed and $52.5 billion of the pay fixed swap notional represented forward starting swaps that will not be effective until their respective contractual start dates.

(2) Does not include basis adjustments on fixed rate debt issued by the Corporation and hedged under fair value hedge relationships pursuant to SFAS 133 that substantially offset the fair values of these derivatives.

(3) Foreign exchange basis swaps consist of cross-currency variable interest rate swaps used separately or in conjunction with receive fixed interest rate swaps.

(4) Does not include foreign currency translation adjustments on certain foreign debt issued by the Corporation which substantially offset the fair values of these derivatives.

(5) Option products of $140.1 billion at December 31, 2007 are comprised of $120.1 billion in purchased caps and $20.0 billion in sold floors. At December 31, 2006, option products included $225.1 billion in caps and $18.2 billion in swaptions.

(6) Foreign exchange contracts include foreign-denominated and cross-currency receive fixed interest rate swaps as well as foreign currency forward rate contracts. Total notional was comprised of $31.3 billion in foreign-denominated and cross-currency receive fixed swaps and $211 million in foreign currency forward rate contracts at December 31, 2007 and $21.0 billion in foreign-denominated and cross-currency receive fixed swaps and $697 million in foreign currency forward rate contracts at December 31, 2006.

(7) Reflects the net of long and short positions.

The table above includes derivatives utilized in our ALM activities, including those designated as SFAS 133 accounting hedges and economic hedges. The fair value of net ALM contracts increased $4.6 billion from a gain of $1.5 billion at December 31, 2006 to a gain of $6.1 billion at December 31, 2007. The increase was primarily attributable to gains from changes in the value of foreign exchange basis swaps of $4.2 billion, and U.S. dollar denominated receive fixed interest rate swaps of $1.7 billion. These gains were partially offset by losses from changes in the value of pay fixed interest rate swaps of $690 million, option products of $472 million, and foreign exchange contracts of $180 million. The increase in the value of foreign exchange basis swaps was due to the strengthening of most foreign currencies against the U.S. dollar during the twelve months ended December 31, 2007. The increase in the value of U.S. dollar denominated receive fixed interest rate swaps and the decrease in the value of the pay fixed interest rate swaps were due to decreases in interest rates during 2007. The decrease in the value of the option portfolio was primarily attributable to decreases in interest rates during 2007, net terminations and expirations of caps and floors, and terminations of swaptions. The decrease in the value of foreign exchange contracts was largely due to the increase in foreign interest rates during 2007.

The Corporation uses interest rate derivative instruments to hedge the variability in the cash flows of its assets and liabilities, and other forecasted transactions (cash flow hedges). From time to time, the Corporation also utilizes equity-indexed derivatives accounted for as SFAS 133 cash flow hedges to minimize exposure to price fluctuations on the forecasted purchase or sale of certain equity investments. The net losses on both open and terminated derivative instruments recorded in accumulated OCI, net-of-tax, was $4.4 billion at December 31, 2007. These net losses are expected to be reclassified into earnings in the same period when the hedged cash flows affect earnings and will decrease income or increase expense on the respective hedged cash flows. Assuming no change in open cash flow derivative hedge positions and no changes to prices or interest rates beyond what is already implied in forward yield curves at December 31, 2007, the pre-tax net losses are expected to be reclassified into earnings as follows: $1.3 billion, or 19 percent within the next year, 68 percent within five years, and 89 percent within 10 years, with the remaining 11 percent thereafter. For more information on derivatives designated as cash flow hedges, see *Note 4 – Derivatives* to the Consolidated Financial Statements.

The amounts included in accumulated OCI for terminated derivative contracts were losses of $3.8 billion and $3.2 billion, net-of-tax, at December 31, 2007 and 2006. Losses on these terminated derivative contracts are reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

Mortgage Banking Risk Management

IRLCs and the related residential first mortgage loans held-for-sale are subject to interest rate risk between the date of the IRLC and the date the loans are sold to the secondary market. To hedge interest rate risk, we utilize forward loan sale commitments and other derivative instruments including purchased options. These instruments are used as economic hedges of IRLCs and residential first mortgage loans held-for-sale. At December 31, 2007, the notional amount of derivatives economically hedging the IRLCs and residential first mortgage loans held-for-sale was $18.6 billion.

The Corporation adopted SFAS 159 as of January 1, 2007 and elected to account for certain originated mortgage loans held-for-sale at fair value. Subsequent to the adoption, mortgage loan origination costs are recognized in noninterest expense when incurred. Previously, mortgage loan origination costs would have been capitalized as part of the carrying amount of the loans and recognized as a reduction of mortgage banking income upon the sale of such loans. At December 31, 2007, residential mortgage loans held-for-sale in connection with mortgage banking activities for which the fair value option was elected had an aggregate fair value of $9.56 billion and an aggregate outstanding principal balance of $9.82 billion. Net gains resulting from changes in fair value of loans held-for-sale that we originated, including realized gains and losses on sale of $333 million, were recorded in mortgage banking income during 2007. The adoption of SFAS 159 resulted in an increase of $256 million in mortgage banking income during 2007, and in an increase of $212 million in noninterest expense during 2007.

We manage changes in the value of MSRs by entering into derivative financial instruments. MSRs are a nonfinancial asset created when the underlying mortgage loan is sold to investors and we retain the right to service the loan. We use certain derivatives such as options and interest rate swaps as economic hedges of MSRs. At December 31, 2007, the amount of MSRs identified as being hedged by derivatives was approximately $3.1 billion. The notional amount of the derivative contracts designated as economic hedges of MSRs at December 31, 2007 was $69.0 billion. For additional information on MSRs see *Note 21 – Mortgage Servicing Rights* to the Consolidated Financial Statements.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, including system conversions and integration, and external events. Successful operational risk management is particularly important to diversified financial services companies because of the nature, volume and complexity of the financial services business.

We approach operational risk from two perspectives: corporate-wide and line of business-specific. The Compliance and Operational Risk Committee provides oversight of significant corporate-wide operational and compliance issues. Within Global Risk Management, Enterprise Operational Risk Management develops policies, practices, controls and monitoring tools for assessing and managing operational risks across the Corporation. We also mitigate operational risk through a broad-based approach to process management and process improvement. Improvement efforts are focused on reduction of variation in outputs. We have a dedicated Quality and Productivity team to manage and certify the process management and improvement efforts. For selected risks, we use specialized support groups, such as Information Security and Supply Chain Management, to develop corporate-wide risk management practices, such as an information security program and a supplier program to ensure that suppliers adopt appropriate policies and procedures when performing work on behalf of the Corporation. These specialized groups also assist the lines of business in the development and implementation of risk management practices specific to the needs of the individual businesses. These groups also work with line of business executives and risk executives to develop appropriate policies, practices, controls and monitoring tools for each line of business. Through training and communication efforts, compliance and operational risk awareness is driven across the Corporation.

The lines of business are responsible for all the risks within the business line, including operational risks. Operational and Compliance Risk executives, working in conjunction with senior line of business executives, have developed key tools to help identify, measure, mitigate and monitor operational risk in each business line. Examples of these include personnel management practices, data reconciliation processes, fraud management units, transaction processing monitoring and analysis, business recovery planning and new product introduction processes. In addition, the lines of business are responsible for monitoring adherence to corporate practices. Line of business management uses a self-assessment process, which helps to identify and evaluate the status of risk and control issues, including mitigation plans, as appropriate. The goal of the self-assessment process is to periodically assess changing market and business conditions, to evaluate key operational risks impacting each line of business, and assess the controls in place to mitigate the risks. In addition to information gathered from the self-assessment process, key operational risk indicators have been developed and are used to help identify trends and issues on both a corporate and a line of business level.

Recent Accounting and Reporting Developments

See *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements for a discussion of recently issued accounting pronouncements.

Complex Accounting Estimates

Our significant accounting principles, as described in *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements, are essential in understanding the MD&A. Many of our significant accounting principles require complex judgments to estimate values of assets and liabilities. We have procedures and processes to facilitate making these judgments.

The more judgmental estimates are summarized below. We have identified and described the development of the variables most important in the estimation process that, with the exception of accrued taxes, involve mathematical models to derive the estimates. In many cases, there are numerous alternative judgments that could be used in the process of determining the inputs to the model. Where alternatives exist, we have used the factors that we believe represent the most reasonable value in developing the inputs. Actual performance that differs from our estimates of the key variables could impact net income. Separate from the possible future impact to net income from input and model variables, the value of our lending portfolio and market-sensitive assets and liabilities may change subsequent to the balance sheet measurement, often significantly, due to the nature and magnitude of future credit and market conditions. Such credit and market conditions may change quickly and in unforeseen ways and the resulting volatility could have a significant, negative effect on future operating results. These fluctuations would not be indicative of deficiencies in our models or inputs.

Allowance for Credit Losses

The allowance for credit losses, which includes the allowance for loan and lease losses and the reserve for unfunded lending commitments, represents management's estimate of probable losses inherent in the Corporation's lending activities that are carried at historical cost. Changes to the allowance for credit losses are reported in the Consolidated Statement of Income in the provision for credit losses. Our process for determining the allowance for credit losses is discussed in the Credit Risk Management section beginning on page 69 and *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements. Due to the variability in the drivers of the assumptions made in this process, estimates of the portfolio's inherent risks and overall collectibility change with changes in the economy, individual industries, countries and individual borrowers' or counterparties' ability and willingness to repay their obligations. The degree to which any particular assumption affects the allowance for credit losses depends on the severity of the change and its relationship to the other assumptions.

Key judgments used in determining the allowance for credit losses include: (i) risk ratings for pools of commercial loans and leases, (ii) market and collateral values and discount rates for individually evaluated loans, (iii) product type classifications for consumer and commercial loans and leases, (iv) loss rates used for consumer and commercial loans and leases, (v) adjustments made to assess current events and conditions, (vi) considerations regarding domestic and global economic uncertainty, and (vii) overall credit conditions.

Our allowance for loan and lease losses is sensitive to the risk rating assigned to commercial loans and leases. Assuming a downgrade of one level in the internal risk rating for commercial loans and leases measured at historical cost and rated under the internal risk rating scale, except loans and leases already risk-rated Doubtful as defined by regulatory authorities, the allowance for loans and lease losses would increase by approximately $1.6 billion at December 31, 2007. The allowance for loan and lease losses as a percentage of total loans and leases measured at historical cost at December 31, 2007 was 1.33 percent and this hypothetical increase in the allowance would raise the ratio to approximately 1.50 percent. Our allowance for loans and lease losses is also sensitive to the loss rates used for the consumer and commercial portfolios. A 10 percent increase in the loss rates used on the consumer and commercial loan and lease portfolios measured at historical cost would increase the allowance for loan and lease losses at December 31, 2007 by approximately $820 million, of which $690 million would relate to consumer and $130 million to commercial.

These sensitivity analyses do not represent management's expectations of the deterioration in risk ratings or the increases in loss rates but are provided as hypothetical scenarios to assess the sensitivity of the allowance for loan and lease losses to changes in key inputs. We believe the risk ratings and loss severities currently in use are appropriate and that the probability of a downgrade of one level of the internal risk ratings for commercial loans and leases within a short period of time is remote.

The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

Fair Value of Financial Instruments

Effective January 1, 2007, we determined the fair market values of our financial instruments based on the fair value hierarchy established in SFAS 157 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value. We carry certain corporate loans and loan commitments, loans held-for-sale, structured reverse repurchase agreements, and long-term deposits at fair value in accordance with SFAS 159. We also carry trading account assets and liabilities, derivative assets and liabilities, AFS debt and marketable equity securities, MSRs, and certain other assets at fair value. For more information, see *Note 1 – Summary of Significant Accounting Principles* and *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements.

Trading account assets and liabilities are recorded at fair value, which is primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. Liquidity is a significant factor in the determination of the fair value of trading account assets or liabilities. Market price quotes may not be readily available for some positions, or positions within a market sector where trading activity has slowed significantly or ceased. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, fair value is determined based on limited available market information and other factors, principally from reviewing the issuer's financial statements and changes in credit ratings made by one or more rating agencies. At December 31, 2007, $4.0 billion, or two percent, of trading account assets were classified as level 3 fair value assets. No trading account liabilities were classified as level 3 liabilities at December 31, 2007.

The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other deal specific factors, where appropriate. To ensure the prudent application of estimates and management judgment in determining the fair value of derivative assets and liabilities, various processes and controls have been adopted, which include: a model validation policy that requires a review and approval of quantitative models used for deal pricing, financial statement fair value determination and risk quantification; a trading product valuation policy that requires verification of all traded product valuations; and a periodic review and substantiation of daily profit and loss reporting for all traded products. These processes and controls are performed independently of the business.

The fair values of derivative assets and liabilities traded in the over-the-counter market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the position. The predominance of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. Estimation risk is greater for derivative asset and liability positions that are either option-based or have longer maturity dates where observable market inputs are less readily available or are unobservable, in which case quantitative based extrapolations of rate, price or index scenarios are used in determining fair values. At December 31, 2007, the level 3 fair values of derivative assets and liabilities determined by these quantitative models were $9.0 billion and $10.2 billion. These amounts reflect the full fair value of the derivatives and do not isolate the discrete value associated with the subjective valuation variable. Further, they represent two percent of both derivative assets and liabilities, before the impact of legally enforceable master netting agreements. For 2007, there were no changes to the quantitative models, or uses of such models, that resulted in a material adjustment to the Consolidated Statement of Income.

Trading account profits (losses), which represent the net amount earned from our trading positions, can be volatile and are largely driven by general market conditions and customer demand. Trading account profits (losses) are dependent on the volume and type of transactions, the level of risk assumed, and the volatility of price and rate movements at any given time within the ever-changing market environment. To evaluate risk in our trading activities, we focus on the actual and potential volatility of individual positions as well as portfolios. At a portfolio and corporate level, we use trading limits, stress testing and tools such as VAR modeling, which estimates a potential daily loss which is not expected to be exceeded with a specified confidence level, to measure and manage market risk. At December 31, 2007, the amount of our VAR was $73 million based on a 99 percent confidence level. For more information on VAR, see Trading Risk Management beginning on page 87.

AFS debt and marketable equity securities are recorded at fair value, which is generally based on quoted market prices or market prices for similar assets.

Principal Investing

Principal Investing is included within *Equity Investments* in *All Other* and is discussed in more detail beginning on page 59. Principal Investing is comprised of a diversified portfolio of investments in privately-held and publicly-traded companies at all stages of their life cycle, from start-up to buyout. These investments are made either directly in a company or held through a fund. Some of these companies may need access to additional cash to support their long-term business models. Market conditions and company performance may impact whether funding is available from private investors or the capital markets. For more information, see *Note 1 – Summary of Significant Accounting Principles* and *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements.

Investments with active market quotes are carried at estimated fair value; however, the majority of our investments do not have publicly available price quotations and, therefore, the fair value is unobservable. At December 31, 2007, we had nonpublic investments of $3.5 billion, or approximately 86 percent of the total portfolio. Valuation of these investments requires significant management judgment. We value such investments initially at transaction price and adjust valuations when evidence is available to support such adjustments. Such evidence includes transactions in similar instruments, market comparables, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, and changes in financial ratios or cash flows. Investments are adjusted to estimated fair values at the balance sheet date with changes being recorded in equity investment income in the Consolidated Statement of Income.

Accrued Income Taxes

As more fully described in *Note 1 – Summary of Significant Accounting Principles* and *Note 18 – Income Taxes* to the Consolidated Financial Statements, we account for income taxes in accordance with SFAS 109 as interpreted by FIN 48. Accrued income taxes, reported as a component of accrued expenses and other liabilities on our Consolidated Balance Sheet, represents the net amount of current income taxes we expect to pay to or receive from various taxing jurisdictions attributable to our operations to date. We currently file income tax returns in more than 100 jurisdictions and consider many factors – including statutory, judicial and regulatory guidance – in estimating the appropriate accrued income taxes for each jurisdiction.

In applying the principles of SFAS 109, we monitor relevant tax authorities and change our estimate of accrued income taxes due to changes in income tax laws and their interpretation by the courts and regulatory authorities. These revisions of our estimate of accrued income taxes, which also may result from our own income tax planning and from the resolution of income tax controversies, may be material to our operating results for any given period.

Goodwill and Intangible Assets

The nature of and accounting for goodwill and intangible assets is discussed in detail in *Note 1 – Summary of Significant Accounting Principles* and *Note 10 – Goodwill and Intangible Assets* to the Consolidated Financial Statements. Goodwill is reviewed for potential impairment at the reporting unit level on an annual basis, or in interim periods if events or circumstances indicate a potential impairment. The reporting units utilized for this test were those that are one level below the business segments identified on page 44. The impairment test is performed in two steps. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed. The second step compares the implied fair value of the reporting unit's goodwill, as defined in SFAS 142, with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.

For intangible assets subject to amortization, impairment exists when the carrying amount of the intangible asset exceeds its fair value. An impairment loss will be recognized only if the carrying amount of the intangible asset is not recoverable and exceeds its fair value. The carrying amount of the intangible asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from it. An intangible asset subject to amortization shall be tested for recoverability whenever events or changes in circumstances, such as a significant or adverse change in the business climate that could affect the value of the intangible asset, indicate that its carrying amount may not be recoverable. An impairment loss is recorded to the extent the carrying amount of the intangible asset exceeds its fair value.

The fair values of the reporting units were determined using a combination of valuation techniques consistent with the income approach and the market approach and the fair values of the intangible assets were determined using the income approach. For purposes of the income approach, discounted cash flows were calculated by taking the net present value of estimated cash flows using a combination of historical results, estimated future cash flows and an appropriate price to earnings multiple. We use our internal forecasts to estimate future cash flows and actual results may differ from forecasted results. Cash flows were discounted using a discount rate based on expected equity return rates, which was 11 percent for 2007. Expected rates of equity returns were estimated based on historical market returns and risk/return rates for similar industries of the reporting unit. For purposes of the market approach, valuations of reporting units were based on actual comparable market transactions and market earnings multiples for similar industries of the reporting unit.

Our evaluations for 2007 indicated there was no impairment of goodwill or intangible assets.

Consolidation and Accounting for Variable Interest Entities

Under the provisions of FIN 46R, a VIE is consolidated by the entity that will absorb a majority of the variability created by the assets of the VIE. The calculation of variability is based on an analysis of projected probability-weighted cash flows based on the design of the particular VIE. Scenarios in which expected cash flows are less than or greater than the expected outcomes create expected losses or expected residual returns. The entity that will absorb a majority of expected variability (the sum of the absolute values of the expected losses and expected residual returns) consolidates the VIE and is referred to as the primary beneficiary.

A variety of qualitative and quantitative assumptions are used to estimate projected cash flows and the relative probability of each potential outcome, and to determine which parties will absorb expected losses and expected residual returns. Critical assumptions, which may include projected credit losses and interest rates, are independently verified against market observable data where possible. Where market observable data is not available, the results of the analysis become more subjective.

As certain events occur, we re-evaluate which parties will absorb variability and whether we have become or are no longer the primary beneficiary. Reconsideration events may occur when VIEs acquire additional assets, issue new variable interests or enter into new or modified contractual arrangements. A reconsideration event may also occur when we acquire new or additional interests in a VIE.

In the unlikely event we were required to consolidate our unconsolidated VIEs, their consolidation would increase our assets and liabilities and could have an adverse impact on our Tier 1 Capital, Total Capital and Tier 1 Leverage Capital ratios.

For more information, see *Note 9 – Variable Interest Entities* to the Consolidated Financial Statements.

2006 Compared to 2005

The following discussion and analysis provides a comparison of our results of operations for 2006 and 2005. This discussion should be read in conjunction with the Consolidated Financial Statements and related Notes. Tables 5 and 6 contain financial data to supplement this discussion.

Overview

Net Income

Net income totaled $21.1 billion, or $4.59 per diluted common share, in 2006 compared to $16.5 billion, or $4.04 per diluted common share, in 2005. The return on average common shareholders' equity was 16.27 percent in 2006 compared to 16.51 percent in 2005. These earnings provided sufficient cash flow to allow us to return $21.2 billion and $10.6 billion in 2006 and 2005, in capital to shareholders in the form of dividends and share repurchases, net of employee stock options exercised.

Net Interest Income

Net interest income on a FTE basis increased $4.2 billion to $35.8 billion in 2006 compared to 2005. The primary drivers of the increase were the impact of the MBNA merger (volumes and spreads), consumer and commercial loan growth, and increases in the benefits from ALM activities including higher portfolio balances (primarily residential mortgages) and the impact of changes in spreads across all product categories. These increases were partially offset by a lower contribution from market-based earning assets and the higher cost associated with higher levels of wholesale funding. The net interest yield on a FTE basis decreased two bps to 2.82 percent in 2006 due primarily to an increase in lower yielding market-based earning assets and loan spreads that continued to tighten due to the flat to inverted yield curve. These decreases were partially offset by widening of spreads on core deposits.

Noninterest Income

Noninterest income increased $11.6 billion to $38.0 billion in 2006, due primarily to increases in card income of $8.5 billion, trading account profits (losses) of $1.4 billion, equity investment income of $977 million, service charges of $520 million and other income of $1.2 billion partially offset by a decrease in gains (losses) on sales of debt securities of $1.5 billion. Card income increased primarily due to the addition of MBNA resulting in higher excess servicing income, cash advance fees, interchange income and late fees. Trading account profits (losses) increased due to a favorable market environment. Equity investment income increased primarily due to favorable market conditions driven by liquidity in the capital markets as well as a gain of $341 million recorded on the liquidation of a strategic European investment. Service charges grew due to increased non-sufficient funds fees and overdraft charges, account service charges, and ATM fees resulting from new account growth and increased account usage. Other income increased due to the $720 million gain on the sale of our Brazilian operations and the $165 million gain on the sale of our Asia commercial banking business. Gains (losses) on sales of debt securities were $(443) million and $1.1 billion in 2006 and 2005. The decrease was primarily due to a loss on the sale of mortgage-backed securities in 2006 compared to gains recorded in 2005.

Provision for Credit Losses

The provision for credit losses increased $996 million to $5.0 billion in 2006 compared to 2005. Provision expense rose due to increases from the addition of MBNA, reduced benefits from releases of commercial reserves and lower commercial recoveries. These increases were partially offset by lower bankruptcy-related credit costs on the domestic consumer credit card portfolio.

Noninterest Expense

Noninterest expense increased $6.9 billion in 2006 from 2005, primarily due to the MBNA merger, increased personnel expense related to higher performance-based compensation and higher marketing expense related to consumer banking initiatives. Amortization of intangibles expense was higher due to increases in purchased credit card relationships, affinity relationships, core deposit intangibles and other intangibles, including trademarks.

Income Tax Expense

Income tax expense was $10.8 billion in 2006 compared to $8.0 billion in 2005, resulting in an effective tax rate of 33.9 percent in 2006 and 32.7 percent in 2005. The increase in the effective tax rate was primarily due to a $175 million charge to income tax expense arising from the change in tax legislation, the one-time benefit recorded during 2005 related to the repatriation of certain foreign earnings and the January 1, 2006 addition of MBNA.

Business Segment Operations

Global Consumer and Small Business Banking

Net income increased $4.4 billion, or 62 percent, to $11.4 billion in 2006 compared to 2005. Total revenue rose $16.5 billion, or 58 percent, in 2006 compared to 2005, driven by increases in net interest income and noninterest income. The MBNA merger and organic growth in average loans and leases contributed to the $10.6 billion, or 60 percent, increase in net interest income. Increases in card income of $4.9 billion, all other income of $806 million and service charges of $348 million drove the $5.9 billion, or 54 percent, increase in noninterest income. Card income was higher mainly due to increases in interchange income, cash advance fees and late fees due primarily to the impact of the MBNA merger. All other income increased primarily as a result of the MBNA merger. Service charges increased due to new account growth and increased usage. These increases were partially offset by increases in the provision for credit losses and noninterest expense. The provision for credit losses increased $3.8 billion to $8.5 billion in 2006 resulting primarily from an increase in *Card Services* mainly due to the MBNA merger. Noninterest expense increased $5.6 billion, or 44 percent, primarily driven by the addition of MBNA.

Global Corporate and Investment Banking

Net income increased $78 million, or one percent, to $6.0 billion in 2006 compared to 2005. Total revenue increased $1.3 billion, or seven percent, in 2006 driven by increases in noninterest income partially offset by a decrease in net interest income. Net interest income declined $460 million, or four percent, primarily due to the impact of ALM activities and spread compression in the loan portfolio. Noninterest income increased $1.8 billion, or 18 percent, driven by the increase in trading account profits (losses) of $1.2 billion and investment banking income of $585 million mainly due to the continued strength in debt underwriting, sales and trading, and a favorable market environment. These increases were partially offset by an increase in noninterest expense which increased by $1.1 billion, or 11 percent, mainly due to higher personnel expense, including performance-based incentive compensation primarily in *CMAS* and other general operating costs.

Global Wealth and Investment Management

Net income increased $211 million, or 10 percent, to $2.2 billion in 2006 compared to 2005. Total revenue increased $483 million, or seven percent, in 2006. Net interest income increased $117 million, or three percent, due to an increase in deposit spreads and higher average loans and leases, largely offset by a decline in ALM activities and loan spread compression. *GWIM* also benefited from the migration of deposits from *GCSBB*. For 2006 and 2005 a total of $10.7 billion and $16.9 billion of net deposits were migrated from *GCSBB* to *GWIM*. Noninterest income increased $366 million, or 11 percent, mainly due to increases in investment and brokerage services driven by higher levels of AUM. These changes were offset by higher noninterest expense which increased $126 million, or three percent, primarily due to increases in personnel-related expense driven by the addition of sales associates and revenue-related expenses.

All Other

Net income increased $23 million, or two percent, to $1.5 billion in 2006 compared to 2005. Excluding the securitization offset, total revenue rose $441 million to $3.7 billion, primarily driven by increases in net interest income of $1.1 billion, equity investment income of $839 million and all other income of $861 million partially offset by lower gains (losses) on sales of debt securities. The increase in net interest income was mainly due to the negative impact to 2005 results retained in *All Other* relating to funds transfer pricing that was not allocated to the businesses. The increase in equity investment income was due to favorable market conditions driving liquidity in the Principal Investing portfolio combined with a gain recorded on the liquidation of a strategic European investment. The increase in all other income was primarily related to the gain on the sale of our Brazilian operations of $720 million. Gains (losses) on sales of debt securities decreased $1.4 billion to $(475) million resulting from a loss on the sale of mortgage-backed securities compared with gains recorded on the sales of mortgage-backed securities in 2005. Merger and restructuring charges increased $393 million due to the MBNA merger whereas the 2005 charges primarily related to the FleetBoston Financial Corporation merger.

Table I Year-to-date Average Balances and Interest Rates – FTE Basis

	2007			2006 [1]			2005		
(Dollars in millions)	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Earning assets									
Time deposits placed and other short-term investments	$ 13,152	$ 627	4.77%	$ 15,611	$ 646	4.14%	$ 14,286	$ 472	3.30%
Federal funds sold and securities purchased under agreements to resell	155,828	7,722	4.96	175,334	7,823	4.46	169,132	5,012	2.96
Trading account assets	187,287	9,747	5.20	145,321	7,552	5.20	133,502	5,883	4.41
Debt securities [2]	186,466	10,020	5.37	225,219	11,845	5.26	219,843	11,047	5.03
Loans and leases [3]:									
Residential mortgage	264,650	15,112	5.71	207,879	11,608	5.58	173,773	9,424	5.42
Credit card – domestic	57,883	7,225	12.48	63,838	8,638	13.53	53,997	6,253	11.58
Credit card – foreign	12,359	1,502	12.15	9,141	1,147	12.55	–	–	–
Home equity [4]	98,765	7,385	7.48	78,318	5,773	7.37	63,852	3,931	6.16
Direct/Indirect consumer [5]	70,260	6,002	8.54	53,371	4,185	7.84	37,472	2,072	5.53
Other consumer [6]	4,259	389	9.14	7,317	788	10.78	6,854	665	9.72
Total consumer	508,176	37,615	7.40	419,864	32,139	7.65	335,948	22,345	6.65
Commercial – domestic	180,102	12,884	7.15	151,231	10,897	7.21	128,034	8,266	6.46
Commercial real estate [7]	42,950	3,145	7.32	36,939	2,740	7.42	34,304	2,046	5.97
Commercial lease financing	20,435	1,212	5.93	20,862	995	4.77	20,441	992	4.85
Commercial – foreign	24,491	1,452	5.93	23,521	1,674	7.12	18,491	1,292	6.99
Total commercial	267,978	18,693	6.98	232,553	16,306	7.01	201,270	12,596	6.26
Total loans and leases	776,154	56,308	7.25	652,417	48,445	7.43	537,218	34,941	6.50
Other earning assets	71,305	4,629	6.49	55,242	3,498	6.33	38,013	2,103	5.53
Total earning assets [8]	1,390,192	89,053	6.41	1,269,144	79,809	6.29	1,111,994	59,458	5.35
Cash and cash equivalents	33,091			34,052			33,199		
Other assets, less allowance for loan and lease losses	178,790			163,485			124,699		
Total assets	$1,602,073			$1,466,681			$1,269,892		
Interest-bearing liabilities									
Domestic interest-bearing deposits:									
Savings	$ 32,316	$ 188	0.58%	$ 34,608	$ 269	0.78%	$ 36,602	$ 211	0.58%
NOW and money market deposit accounts	220,207	4,361	1.98	218,077	3,923	1.80	227,722	2,839	1.25
Consumer CDs and IRAs	167,801	7,817	4.66	144,738	6,022	4.16	124,385	4,091	3.29
Negotiable CDs, public funds and other time deposits	20,557	974	4.74	12,195	483	3.97	6,865	250	3.65
Total domestic interest-bearing deposits	440,881	13,340	3.03	409,618	10,697	2.61	395,574	7,391	1.87
Foreign interest-bearing deposits:									
Banks located in foreign countries	42,788	2,174	5.08	34,985	1,982	5.67	22,945	1,202	5.24
Governments and official institutions	16,523	812	4.91	12,674	586	4.63	7,418	238	3.21
Time, savings and other	43,443	1,767	4.07	38,544	1,215	3.15	31,603	661	2.09
Total foreign interest-bearing deposits	102,754	4,753	4.63	86,203	3,783	4.39	61,966	2,101	3.39
Total interest-bearing deposits	543,635	18,093	3.33	495,821	14,480	2.92	457,540	9,492	2.08
Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings	424,814	21,975	5.17	411,132	19,840	4.83	326,408	11,615	3.56
Trading account liabilities	82,721	3,444	4.16	64,689	2,640	4.08	57,689	2,364	4.10
Long-term debt	169,855	9,359	5.51	130,124	7,034	5.41	97,709	4,418	4.52
Total interest-bearing liabilities [8]	1,221,025	52,871	4.33	1,101,766	43,994	3.99	939,346	27,889	2.97
Noninterest-bearing sources:									
Noninterest-bearing deposits	173,547			177,174			174,892		
Other liabilities	70,839			57,278			55,793		
Shareholders' equity	136,662			130,463			99,861		
Total liabilities and shareholders' equity	$1,602,073			$1,466,681			$1,269,892		
Net interest spread			2.08%			2.30%			2.38%
Impact of noninterest-bearing sources			0.52			0.52			0.46
Net interest income/yield on earning assets		$36,182	2.60%		$35,815	2.82%		$31,569	2.84%

(1) Interest income (FTE basis) in 2006 does not include the cumulative tax charge resulting from a change in tax legislation relating to extraterritorial tax income and foreign sales corporation regimes. The FTE impact to net interest income and net interest yield on earning assets of this retroactive tax adjustment was a reduction of $270 million and 2 bps, respectively, in 2006. Management has excluded this one-time impact to provide a more comparative basis of presentation for net interest income and net interest yield on earning assets on a FTE basis. The impact on any given future period is not expected to be material.

(2) Yields on AFS debt securities are calculated based on fair value rather than historical cost balances. The use of fair value does not have a material impact on net interest yield.

(3) Nonperforming loans are included in the respective average loan balances. Income on these nonperforming loans is recognized on a cash basis.

(4) Includes home equity loans of $16.7 billion, $9.7 billion and $7.6 billion in 2007, 2006 and 2005, respectively.

(5) Includes foreign consumer loans of $3.8 billion, $3.4 billion, and $53 million in 2007, 2006 and 2005, respectively.

(6) Includes consumer finance loans of $3.2 billion, $2.9 billion, $3.1 billion in 2007, 2006 and 2005, respectively; and other foreign consumer loans of $1.1 billion, $4.4 billion and $3.5 billion in 2007, 2006 and 2005, respectively.

(7) Includes domestic commercial real estate loans of $42.1 billion, $36.2 billion and $33.8 billion in 2007, 2006 and 2005, respectively.

(8) Interest income includes the impact of interest rate risk management contracts, which increased (decreased) interest income on the underlying assets $(542) million, $(372) million and $704 million in 2007, 2006 and 2005, respectively. Interest expense includes the impact of interest rate risk management contracts, which increased interest expense on the underlying liabilities $813 million, $106 million and $1.3 billion in 2007, 2006 and 2005, respectively. For further information on interest rate contracts, see Interest Rate Risk Management for Nontrading Activities beginning on page 90.

Table II Analysis of Changes in Net Interest Income - FTE Basis

	From 2006 to 2007			From 2005 to 2006		
	Due to Change in [1]		Net	Due to Change in [1]		Net
(Dollars in millions)	Volume	Rate	Change	Volume	Rate	Change
Increase (decrease) in interest income						
Time deposits placed and other short-term investments	$ (102)	$ 83	$ (19)	$ 43	$ 131	$ 174
Federal funds sold and securities purchased under agreements to resell	(873)	772	(101)	178	2,633	2,811
Trading account assets	2,187	8	2,195	526	1,143	1,669
Debt securities	(2,037)	212	(1,825)	282	516	798
Loans and leases:						
Residential mortgage	3,159	345	3,504	1,843	341	2,184
Credit card – domestic	(806)	(607)	(1,413)	1,139	1,246	2,385
Credit card – foreign	404	(49)	355	1,147	–	1,147
Home equity	1,506	106	1,612	893	949	1,842
Direct/Indirect consumer	1,323	494	1,817	879	1,234	2,113
Other consumer	(329)	(70)	(399)	46	77	123
Total consumer			5,476			9,794
Commercial – domestic	2,088	(101)	1,987	1,504	1,127	2,631
Commercial real estate	447	(42)	405	159	535	694
Commercial lease financing	(20)	237	217	20	(17)	3
Commercial – foreign	70	(292)	(222)	352	30	382
Total commercial			2,387			3,710
Total loans and leases			7,863			13,504
Other earning assets	1,016	115	1,131	952	443	1,395
Total interest income			$ 9,244			$20,351
Increase (decrease) in interest expense						
Domestic interest-bearing deposits:						
Savings	$ (17)	$ (64)	$ (81)	$ (10)	$ 68	$ 58
NOW and money market deposit accounts	41	397	438	(113)	1,197	1,084
Consumer CDs and IRAs	959	836	1,795	671	1,260	1,931
Negotiable CDs, public funds and other time deposits	333	158	491	195	38	233
Total domestic interest-bearing deposits			2,643			3,306
Foreign interest-bearing deposits:						
Banks located in foreign countries	444	(252)	192	631	149	780
Governments and official institutions	179	47	226	169	179	348
Time, savings and other	153	399	552	145	409	554
Total foreign interest-bearing deposits			970			1,682
Total interest-bearing deposits			3,613			4,988
Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings	679	1,456	2,135	3,021	5,204	8,225
Trading account liabilities	735	69	804	288	(12)	276
Long-term debt	2,155	170	2,325	1,464	1,152	2,616
Total interest expense			8,877			16,105
Net increase in net interest income [2]			$ 367			$ 4,246

[1] The changes for each category of interest income and expense are divided between the portion of change attributable to the variance in volume and the portion of change attributable to the variance in rate for that category. The unallocated change in rate or volume variance has been allocated between the rate and volume variances.

[2] Interest income (FTE basis) in 2006 does not include the cumulative tax charge resulting from a change in tax legislation relating to extraterritorial tax income and foreign sales corporation regimes. The FTE impact to net interest income of this retroactive tax adjustment is a reduction of $270 million from 2005 to 2006. Management has excluded this one-time impact to provide a more comparative basis of presentation for net interest income and net interest yield on earning assets on a FTE basis. The impact on any given future period is not expected to be material.

Table III Outstanding Loans and Leases

(Dollars in millions)	December 31 2007	2006	2005	2004	2003
Consumer					
Residential mortgage	**$274,949**	$241,181	$182,596	$178,079	$140,483
Credit card – domestic	**65,774**	61,195	58,548	51,726	34,814
Credit card – foreign	**14,950**	10,999	–	–	–
Home equity [1]	**114,834**	87,893	70,229	57,439	27,507
Direct/Indirect consumer [1, 2]	**76,844**	59,378	37,407	33,257	29,799
Other consumer [1, 3]	**3,850**	5,059	6,677	7,382	7,526
Total consumer	**551,201**	465,705	355,457	327,883	240,129
Commercial					
Commercial – domestic [4]	**208,297**	161,982	140,533	122,095	91,491
Commercial real estate [5]	**61,298**	36,258	35,766	32,319	19,367
Commercial lease financing	**22,582**	21,864	20,705	21,115	9,692
Commercial – foreign	**28,376**	20,681	21,330	18,401	10,754
Total commercial loans measured at historical cost	**320,553**	240,785	218,334	193,930	131,304
Commercial loans measured at fair value [6]	**4,590**	n/a	n/a	n/a	n/a
Total commercial	**325,143**	240,785	218,334	193,930	131,304
Total loans and leases	**$876,344**	$706,490	$573,791	$521,813	$371,433

[1] Home equity loan balances previously included in direct/indirect consumer and other consumer were reclassified to home equity to conform to current year presentation. Additionally, certain foreign consumer balances were reclassified from other consumer to direct/indirect consumer to conform to current year presentation.

[2] Includes foreign consumer loans of $3.4 billion, $3.9 billion, $48 million, $57 million, and $31 million at December 31, 2007, 2006, 2005, 2004, and 2003, respectively.

[3] Includes other foreign consumer loans of $829 million, $2.3 billion, $3.8 billion, $3.5 billion, and $1.9 billion at December 31, 2007, 2006, 2005, 2004, and 2003, respectively; consumer finance loans of $3.0 billion, $2.8 billion, $2.8 billion, $3.4 billion, and $3.9 billion at December 31, 2007, 2006, 2005, 2004, and 2003, respectively; and consumer lease financing of $481 million and $1.7 billion at December 31, 2004 and 2003.

[4] Includes small business commercial—domestic loans, primarily card related, of $17.8 billion, $13.7 billion, $7.2 billion, $5.4 billion, and $2.7 billion at December 31, 2007, 2006, 2005, 2004 and 2003, respectively.

[5] Includes domestic commercial real estate loans of $60.2 billion, $35.7 billion, $35.2 billion, $31.9 billion, and $19.0 billion at December 31, 2007, 2006, 2005, 2004, and 2003, respectively; and foreign commercial real estate loans of $1.1 billion, $578 million, $585 million, $440 million, and $324 million at December 31, 2007, 2006, 2005, 2004, and 2003, respectively.

[6] Certain commercial loans are measured at fair value in accordance with SFAS 159 and include commercial – domestic loans of $3.5 billion, commercial – foreign loans of $790 million and commercial real estate loans of $304 million at December 31, 2007. See *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements for additional discussion of fair value for certain financial instruments.

n/a = not applicable

Table IV Nonperforming Assets

(Dollars in millions)	December 31				
	2007	2006	2005	2004	2003
Consumer					
Residential mortgage	$1,999	$ 660	$ 570	$ 554	$ 531
Home equity [1]	1,340	291	151	94	67
Direct/Indirect consumer [1]	8	2	3	5	4
Other consumer	95	77	61	85	36
Total consumer [2]	3,442	1,030	785	738	638
Commercial					
Commercial – domestic [3]	869	505	550	847	1,383
Commercial real estate	1,099	118	49	87	142
Commercial lease financing	33	42	62	266	127
Commercial – foreign	19	13	34	267	578
	2,020	678	695	1,467	2,230
Small business commercial – domestic	135	79	31	8	5
Total commercial [4]	2,155	757	726	1,475	2,235
Total nonperforming loans and leases	5,597	1,787	1,511	2,213	2,873
Foreclosed properties	351	69	92	102	148
Nonperforming securities [5]	-	-	-	140	-
Total nonperforming assets [6, 7]	$5,948	$1,856	$1,603	$2,455	$3,021

(1) Nonperforming home equity loan balances previously included in direct/indirect consumer were reclassified to home equity to conform to current year presentation.

(2) In 2007, $230 million in interest income was estimated to be contractually due on nonperforming consumer loans and leases classified as nonperforming at December 31, 2007 provided that these loans and leases had been paid according to their terms and conditions. Of this amount, approximately $85 million was received and included in net income for 2007.

(3) Excludes small business commercial – domestic loans.

(4) In 2007, $229 million in interest income was estimated to be contractually due on nonperforming commercial loans and leases classified as nonperforming at December 31, 2007, including troubled debt restructured loans of which $33 million were performing at December 31, 2007 and not included in the table above. Approximately $162 million of the estimated $229 million in contractual interest was received and included in net income for 2007.

(5) In 2005, nonperforming international securities held in the AFS portfolio were exchanged for performing securities.

(6) Balances do not include nonperforming loans held-for-sale included in other assets of $188 million, $80 million, $69 million, $151 million, and $202 million at December 31, 2007, 2006, 2005, 2004, and 2003, respectively.

(7) Balances do not include loans measured at fair value in accordance with SFAS 159. At December 31, 2007, there were no nonperforming loans measured under fair value in accordance with SFAS 159.

Table V Accruing Loans and Leases Past Due 90 Days or More

(Dollars in millions)	December 31				
	2007	2006	2005	2004	2003
Consumer					
Residential mortgage [1]	**$ 237**	$ 118	$ –	$ –	$ –
Credit card – domestic	**1,855**	1,991	1,197	1,075	616
Credit card – foreign	**272**	184	–	–	–
Direct/Indirect consumer	**745**	378	75	58	47
Other consumer	**4**	7	15	23	35
Total consumer	**3,113**	2,678	1,287	1,156	698
Commercial					
Commercial – domestic [2]	**119**	66	117	121	110
Commercial real estate	**36**	78	4	1	23
Commercial lease financing	**25**	26	15	14	n/a
Commercial – foreign	**16**	9	32	2	29
	196	179	168	138	162
Small business commercial – domestic	**427**	199	–	–	–
Total commercial	**623**	378	168	138	162
Total accruing loans and leases past due 90 days or more [3]	**$3,736**	$3,056	$1,455	$1,294	$860

[1] Balances at December 31, 2007 and 2006 are related to repurchases pursuant to our servicing agreements with GNMA mortgage pools, where repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veteran Affairs.

[2] Excludes small business commercial-domestic loans.

[3] Balances do not include loans measured at fair value in accordance with SFAS 159. At December 31, 2007, there were no accruing loans or leases past due 90 days or more measured under fair value in accordance with SFAS 159.

n/a = not available

Table VI Allowance for Credit Losses

(Dollars in millions)	2007	2006	2005	2004	2003
Allowance for loan and lease losses, January 1	$ 9,016	$ 8,045	$ 8,626	$ 6,163	$ 6,358
Adjustment due to the adoption of SFAS 159	(32)	–	–	–	–
LaSalle balance, October 1, 2007	725	–	–	–	–
U.S. Trust Corporation balance, July 1, 2007	25	–	–	–	–
MBNA balance, January 1, 2006	–	577	–	–	–
FleetBoston balance, April 1, 2004	–	–	–	2,763	–
Loans and leases charged off					
Residential mortgage	(79)	(74)	(58)	(62)	(64)
Credit card – domestic	(3,410)	(3,546)	(4,018)	(2,536)	(1,657)
Credit card – foreign	(452)	(292)	–	–	–
Home equity	(286)	(67)	(46)	(38)	(38)
Direct/Indirect consumer	(1,885)	(857)	(380)	(344)	(322)
Other consumer	(346)	(327)	(376)	(295)	(343)
Total consumer charge-offs	(6,458)	(5,163)	(4,878)	(3,275)	(2,424)
Commercial – domestic [1]	(1,135)	(597)	(535)	(504)	(857)
Commercial real estate	(54)	(7)	(5)	(12)	(46)
Commercial lease financing	(55)	(28)	(315)	(39)	(132)
Commercial – foreign	(28)	(86)	(61)	(262)	(408)
Total commercial charge-offs	(1,272)	(718)	(916)	(817)	(1,443)
Total loans and leases charged off	(7,730)	(5,881)	(5,794)	(4,092)	(3,867)
Recoveries of loans and leases previously charged off					
Residential mortgage	22	35	31	26	24
Credit card – domestic	347	452	366	231	143
Credit card – foreign	74	67	–	–	–
Home equity	12	16	15	23	26
Direct/Indirect consumer	512	247	132	136	141
Other consumer	68	110	101	102	88
Total consumer recoveries	1,035	927	645	518	422
Commercial – domestic [2]	128	261	365	327	224
Commercial real estate	7	4	5	15	5
Commercial lease financing	53	56	84	30	8
Commercial – foreign	27	94	133	89	102
Total commercial recoveries	215	415	587	461	339
Total recoveries of loans and leases previously charged off	1,250	1,342	1,232	979	761
Net charge-offs	(6,480)	(4,539)	(4,562)	(3,113)	(3,106)
Provision for loan and lease losses	8,357	5,001	4,021	2,868	2,916
Other	(23)	(68)	(40)	(55)	(5)
Allowance for loan and lease losses, December 31	11,588	9,016	8,045	8,626	6,163
Reserve for unfunded lending commitments, January 1	397	395	402	416	493
Adjustment due to the adoption of SFAS 159	(28)	–	–	–	–
LaSalle balance, October 1, 2007	124	–	–	–	–
FleetBoston balance, April 1, 2004	–	–	–	85	–
Provision for unfunded lending commitments	28	9	(7)	(99)	(77)
Other	(3)	(7)	–	–	–
Reserve for unfunded lending commitments, December 31	518	397	395	402	416
Allowance for credit losses, December 31	$ 12,106	$ 9,413	$ 8,440	$ 9,028	$ 6,579
Loans and leases outstanding measured at historical cost at December 31	$871,754	$706,490	$573,791	$521,813	$371,433
Allowance for loan and lease losses as a percentage of total loans and leases outstanding measured at historical cost at December 31 [3]	1.33 %	1.28 %	1.40 %	1.65 %	1.66 %
Consumer allowance for loan and lease losses as a percentage of total consumer loans and leases outstanding at December 31	1.23	1.19	1.27	1.34	1.25
Commercial allowance for loan and lease losses as a percentage of total commercial loans and leases outstanding measured at historical cost at December 31 [3]	1.51	1.44	1.62	2.19	2.40
Average loans and leases outstanding measured at historical cost during the year	$773,142	$652,417	$537,218	$472,617	$356,220
Net charge-offs as a percentage of average loans and leases outstanding measured at historical cost during the year [3, 4, 5]	0.84 %	0.70 %	0.85 %	0.66 %	0.87 %
Allowance for loan and lease losses as a percentage of total nonperforming loans and leases measured at historical cost at December 31	207	505	532	390	215
Ratio of the allowance for loan and lease losses at December 31 to net charge-offs [4, 5]	1.79	1.99	1.76	2.77	1.98

(1) Includes small business commercial – domestic charge offs of $911 million and $409 million in 2007 and 2006. Small business commercial – domestic charge offs were not material in 2005, 2004 and 2003.

(2) Includes small business commercial – domestic recoveries of $42 million and $48 million in 2007 and 2006. Small business commercial – domestic recoveries were not material in 2005, 2004 and 2003.

(3) Ratios do not include loans measured at fair value in accordance with SFAS 159 at and for the year ended December 31, 2007. Loans measured at fair value were $4.59 billion at December 31, 2007.

(4) In 2007, the impact of SOP 03-3 decreased net charge-offs by $75 million. Excluding the impact of SOP 03-3, net charge-offs as a percentage of average loans and leases outstanding measured at historical cost in 2007 would have been 0.85 percent and the ratio of the allowance for loan and lease losses to net charge-offs would have been 1.77 percent at December 31, 2007.

(5) In 2006, the impact of SOP 03-3 decreased net charge-offs by $288 million. Excluding the impact of SOP 03-3, net charge-offs as a percentage of average loans and leases outstanding measured at historical cost in 2006 would have been 0.74 percent, and the ratio of the allowance for loan and lease losses to net charge-offs would have been 1.87 percent at December 31, 2006.

Table VII Allocation of the Allowance for Credit Losses by Product Type

(Dollars in millions)	December 31 2007 Amount	2007 Percent of total	2006 Amount	2006 Percent of total	2005 Amount	2005 Percent of total	2004 Amount	2004 Percent of total	2003 Amount	2003 Percent of total
Allowance for loan and lease losses										
Residential mortgage	$ 207	1.8%	$ 248	2.8%	$ 277	3.4%	$ 240	2.8%	$ 185	3.0%
Credit card – domestic	2,919	25.2	3,176	35.2	3,301	41.0	3,148	36.5	1,947	31.6
Credit card – foreign	441	3.8	336	3.7	–	–	–	–	–	–
Home equity	963	8.3	133	1.5	136	1.7	115	1.3	72	1.2
Direct/Indirect consumer	2,077	17.9	1,378	15.3	421	5.2	375	4.3	347	5.6
Other consumer	151	1.3	289	3.2	380	4.8	500	5.9	456	7.4
Total consumer	6,758	58.3	5,560	61.7	4,515	56.1	4,378	50.8	3,007	48.8
Commercial – domestic [1]	3,194	27.6	2,162	24.0	2,100	26.1	2,101	24.3	1,756	28.5
Commercial real estate	1,083	9.3	588	6.5	609	7.6	644	7.5	484	7.9
Commercial lease financing	218	1.9	217	2.4	232	2.9	442	5.1	235	3.8
Commercial – foreign	335	2.9	489	5.4	589	7.3	1,061	12.3	681	11.0
Total commercial [2]	4,830	41.7	3,456	38.3	3,530	43.9	4,248	49.2	3,156	51.2
Allowance for loan and lease losses	**11,588**	**100.0%**	9,016	100.0%	8,045	100.0%	8,626	100.0%	6,163	100.0%
Reserve for unfunded lending commitments	**518**		397		395		402		416	
Allowance for credit losses	**$12,106**		$9,413		$8,440		$9,028		$6,579	

[1] Includes allowance for small business commercial – domestic loans of $1.4 billion and $578 million at December 31, 2007 and 2006. The allowance for small business commercial – domestic loans was not material in 2005, 2004 and 2003.

[2] Includes allowance for loan and lease losses for impaired commercial loans of $123 million, $43 million, $55 million, $202 million, and $391 million at December 31, 2007, 2006, 2005, 2004, and 2003, respectively.

Table VIII Selected Loan Maturity Data [1,2]

(Dollars in millions)	December 31, 2007 Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
Commercial – domestic	$ 80,087	$ 91,835	$39,870	$211,792
Commercial real estate – domestic	24,048	31,185	5,305	60,538
Foreign and other [3]	27,615	5,773	1,085	34,473
Total selected loans	$131,750	$128,793	$46,260	$306,803
Percent of total	42.9%	42.0%	15.1%	100.0%
Sensitivity of selected loans to changes in interest rates for loans due after one year:				
Fixed interest rates		$ 11,689	$22,085	
Floating or adjustable interest rates		117,104	24,175	
Total		$128,793	$46,260	

[1] Loan maturities are based on the remaining maturities under contractual terms.

[2] Includes loans measured at fair value in accordance with SFAS 159.

[3] Loan maturities include direct/indirect consumer, other consumer, commercial real estate and commercial–foreign loans.

Table IX Short-term Borrowings

(Dollars in millions)	2007 Amount	2007 Rate	2006 Amount	2006 Rate	2005 Amount	2005 Rate
Federal funds purchased						
At December 31	**$ 14,187**	**4.15%**	$ 12,232	5.35%	$ 2,715	4.06%
Average during year	**7,595**	**4.84**	5,292	5.11	3,670	3.09
Maximum month-end balance during year	**14,187**	**–**	12,232	–	5,964	–
Securities sold under agreements to repurchase						
At December 31	**207,248**	**4.63**	205,295	4.94	237,940	4.26
Average during year	**245,886**	**5.21**	281,611	4.66	227,081	3.62
Maximum month-end balance during year	**277,196**	**–**	312,955	–	273,544	–
Commercial paper						
At December 31	**55,596**	**4.85**	41,223	5.34	24,968	4.21
Average during year	**57,712**	**5.03**	33,942	5.15	26,335	3.22
Maximum month-end balance during year	**69,367**	**–**	42,511	–	31,380	–
Other short-term borrowings						
At December 31	**135,493**	**4.95**	100,077	5.43	91,301	4.58
Average during year	**113,621**	**5.18**	90,287	5.21	69,322	3.51
Maximum month-end balance during year	**142,047**	**–**	104,555	–	91,301	–

Table X Non-exchange Traded Commodity Contracts

(Dollars in millions)	Asset Positions	Liability Positions
Net fair value of contracts outstanding, January 1, 2007	$ 1,272	$ 1,130
Effects of legally enforceable master netting agreements	2,339	2,339
Gross fair value of contracts outstanding, January 1, 2007	3,611	3,469
Contracts realized or otherwise settled	(3,477)	(3,372)
Fair value of new contracts	4,646	4,736
Other changes in fair value	(59)	(34)
Gross fair value of contracts outstanding, December 31, 2007	4,721	4,799
Effects of legally enforceable master netting agreements	(3,573)	(3,573)
Net fair value of contracts outstanding, December 31, 2007	**$ 1,148**	**$ 1,226**

Table XI Non-exchange Traded Commodity Contract Maturities

	December 31, 2007	
(Dollars in millions)	Asset Positions	Liability Positions
Maturity of less than 1 year	$ 2,948	$ 2,964
Maturity of 1-3 years	1,491	1,590
Maturity of 4-5 years	274	224
Maturity in excess of 5 years	8	21
Gross fair value of contracts outstanding	4,721	4,799
Effects of legally enforceable master netting agreements	(3,573)	(3,573)
Net fair value of contracts outstanding	**$ 1,148**	**$ 1,226**

Table XII Selected Quarterly Financial Data

(Dollars in millions, except per share information)	2007 Quarters Fourth	Third	Second	First	2006 Quarters Fourth	Third	Second	First
Income statement								
Net interest income	$ 9,164	$ 8,615	$ 8,386	$ 8,268	$ 8,599	$ 8,586	$ 8,630	$ 8,776
Noninterest income	3,508	7,314	11,177	9,887	9,887	9,598	9,589	8,915
Total revenue, net of interest expense	12,672	15,929	19,563	18,155	18,486	18,184	18,219	17,691
Provision for credit losses	3,310	2,030	1,810	1,235	1,570	1,165	1,005	1,270
Noninterest expense, before merger and restructuring charges	10,137	8,459	9,018	8,986	8,849	8,594	8,523	8,826
Merger and restructuring charges	140	84	75	111	244	269	194	98
Income (loss) before income taxes	(915)	5,356	8,660	7,823	7,823	8,156	8,497	7,497
Income tax expense (benefit)	(1,183)	1,658	2,899	2,568	2,567	2,740	3,022	2,511
Net income	268	3,698	5,761	5,255	5,256	5,416	5,475	4,986
Average common shares issued and outstanding (in thousands)	4,421,554	4,420,616	4,419,246	4,432,664	4,464,110	4,499,704	4,534,627	4,609,481
Average diluted common shares issued and outstanding (in thousands)	4,470,108	4,475,917	4,476,799	4,497,028	4,536,696	4,570,558	4,601,169	4,666,405
Performance ratios								
Return on average assets	0.06 %	0.93 %	1.48 %	1.40 %	1.39 %	1.43 %	1.51 %	1.43 %
Return on average common shareholders' equity	0.60	11.02	17.55	16.16	15.76	16.64	17.26	15.44
Total ending equity to total ending assets	8.56	8.77	8.85	8.98	9.27	9.22	8.85	9.41
Total average equity to total average assets	8.32	8.51	8.55	8.78	8.97	8.63	8.75	9.26
Dividend payout	n/m	77.97	43.60	48.02	47.49	46.82	41.76	46.75
Per common share data								
Earnings	$ 0.05	$ 0.83	$ 1.29	$ 1.18	$ 1.17	$ 1.20	$ 1.21	$ 1.08
Diluted earnings	0.05	0.82	1.28	1.16	1.16	1.18	1.19	1.07
Dividends paid	0.64	0.64	0.56	0.56	0.56	0.56	0.50	0.50
Book value	32.09	30.45	29.95	29.74	29.70	29.52	28.17	28.19
Market price per share of common stock								
Closing	$ 41.26	$ 50.27	$ 48.89	$ 51.02	$ 53.39	$ 53.57	$ 48.10	$ 45.54
High closing	52.71	51.87	51.82	54.05	54.90	53.57	50.47	47.08
Low closing	41.10	47.00	48.80	49.46	51.66	47.98	45.48	43.09
Market capitalization	$ 183,107	$ 223,041	$ 216,922	$ 226,481	$ 238,021	$ 240,966	$ 217,794	$ 208,633
Average balance sheet								
Total loans and leases	$ 868,119	$ 780,516	$ 740,199	$ 714,042	$ 683,598	$ 673,477	$ 635,649	$ 615,968
Total assets	1,742,467	1,580,565	1,561,649	1,521,418	1,495,150	1,497,987	1,456,004	1,416,373
Total deposits	781,625	702,481	697,035	686,704	680,245	676,851	674,796	659,821
Long-term debt	196,444	175,265	158,500	148,627	140,756	136,769	125,620	117,018
Common shareholders' equity	141,085	131,606	130,700	130,737	132,004	129,098	127,102	130,881
Total shareholders' equity	144,924	134,487	133,551	133,588	134,047	129,262	127,373	131,153
Asset Quality								
Allowance for credit losses [1]	$ 12,106	$ 9,927	$ 9,436	$ 9,106	$ 9,413	$ 9,260	$ 9,475	$ 9,462
Nonperforming assets measured at historical cost	5,948	3,372	2,392	2,059	1,856	1,656	1,641	1,680
Allowance for loan and lease losses as a percentage of total loans and leases outstanding measured at historical cost [2]	1.33 %	1.21 %	1.20 %	1.21 %	1.28 %	1.33 %	1.36 %	1.46 %
Allowance for loan and lease losses as a percentage of total nonperforming loans and leases measured at historical cost	207	300	397	443	505	562	579	572
Net charge-offs	$ 1,985	$ 1,573	$ 1,495	$ 1,427	$ 1,417	$ 1,277	$ 1,023	$ 822
Annualized net charge-offs as a percentage of average loans and leases outstanding measured at historical cost [2]	0.91 %	0.80 %	0.81 %	0.81 %	0.82 %	0.75 %	0.65 %	0.54 %
Nonperforming loans and leases as a percentage of total loans and leases outstanding measured at historical cost [2]	0.64	0.40	0.30	0.27	0.25	0.24	0.23	0.26
Nonperforming assets as a percentage of total loans, leases and foreclosed properties [2]	0.68	0.43	0.32	0.29	0.26	0.25	0.25	0.27
Ratio of the allowance for loan and lease losses at period end to annualized net charge-offs	1.47	1.53	1.51	1.51	1.60	1.75	2.21	2.72
Capital ratios (period end)								
Risk-based capital:								
Tier 1	6.87 %	8.22 %	8.52 %	8.57 %	8.64 %	8.48 %	8.33 %	8.45 %
Total	11.02	11.86	12.11	11.94	11.88	11.46	11.25	11.32
Tier 1 Leverage	5.04	6.20	6.33	6.25	6.36	6.16	6.13	6.18

[1] Includes the allowance for loan and lease losses, and the reserve for unfunded lending commitments.
[2] Ratios do not include loans measured at fair value in accordance with SFAS 159 at and for the year ended December 31, 2007. Loans measured at fair value were $4.59 billion at December 31, 2007.
n/m = not meaningful

Table XIII Quarterly Average Balances and Interest Rates – FTE Basis

(Dollars in millions)	Fourth Quarter 2007 Average Balance	Fourth Quarter 2007 Interest Income/ Expense	Fourth Quarter 2007 Yield/ Rate	Third Quarter 2007 Average Balance	Third Quarter 2007 Interest Income/ Expense	Third Quarter 2007 Yield/ Rate
Earning assets						
Time deposits placed and other short-term investments	$ 10,459	$ 122	4.63%	$ 11,879	$ 148	4.92%
Federal funds sold and securities purchased under agreements to resell	151,938	1,748	4.59	139,259	1,839	5.27
Trading account assets	190,700	2,422	5.06	194,661	2,604	5.33
Debt securities [1]	206,873	2,795	5.40	174,568	2,380	5.45
Loans and leases [2]:						
Residential mortgage	277,058	3,972	5.73	274,385	3,928	5.72
Credit card – domestic	60,063	1,781	11.76	57,491	1,780	12.29
Credit card – foreign	14,329	464	12.86	11,995	371	12.25
Home equity [3]	112,372	2,043	7.21	98,611	1,884	7.58
Direct/Indirect consumer [4]	75,423	1,658	8.72	73,245	1,600	8.67
Other consumer [5]	3,918	71	7.24	4,055	96	9.47
Total consumer	543,163	9,989	7.32	519,782	9,659	7.39
Commercial – domestic	213,200	3,704	6.89	176,554	3,207	7.21
Commercial real estate [6]	59,702	1,053	6.99	38,977	733	7.47
Commercial lease financing	22,239	574	10.33	20,044	246	4.91
Commercial – foreign	29,815	426	5.67	25,159	377	5.95
Total commercial	324,956	5,757	7.03	260,734	4,563	6.95
Total loans and leases	868,119	15,746	7.21	780,516	14,222	7.25
Other earning assets	74,909	1,296	6.89	74,912	1,215	6.46
Total earning assets [7]	1,502,998	24,129	6.39	1,375,795	22,408	6.48
Cash and cash equivalents	33,714			31,356		
Other assets, less allowance for loan and lease losses	205,755			173,414		
Total assets	$1,742,467			$1,580,565		
Interest-bearing liabilities						
Domestic interest-bearing deposits:						
Savings	$ 31,961	$ 50	0.63%	$ 31,510	$ 50	0.62%
NOW and money market deposit accounts	240,914	1,334	2.20	215,078	1,104	2.04
Consumer CDs and IRAs	183,910	2,179	4.70	165,840	1,949	4.66
Negotiable CDs, public funds and other time deposits	34,997	420	4.76	17,392	227	5.20
Total domestic interest-bearing deposits	491,782	3,983	3.21	429,820	3,330	3.07
Foreign interest-bearing deposits:						
Banks located in foreign countries	45,050	557	4.91	43,727	564	5.12
Governments and official institutions	16,506	192	4.62	17,206	218	5.03
Time, savings and other	51,919	521	3.98	41,868	433	4.09
Total foreign interest-bearing deposits	113,475	1,270	4.44	102,801	1,215	4.69
Total interest-bearing deposits	605,257	5,253	3.44	532,621	4,545	3.39
Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings	456,530	5,599	4.87	409,070	5,521	5.36
Trading account liabilities	81,500	825	4.02	86,118	906	4.17
Long-term debt	196,444	2,638	5.37	175,265	2,446	5.58
Total interest-bearing liabilities [7]	1,339,731	14,315	4.25	1,203,074	13,418	4.43
Noninterest-bearing sources:						
Noninterest-bearing deposits	176,368			169,860		
Other liabilities	81,444			73,144		
Shareholders' equity	144,924			134,487		
Total liabilities and shareholders' equity	$1,742,467			$1,580,565		
Net interest spread			2.14%			2.05%
Impact of noninterest-bearing sources			0.47			0.56
Net interest income/yield on earning assets		$ 9,814	2.61%		$ 8,990	2.61%

[1] Yields on AFS debt securities are calculated based on fair value rather than historical cost balances. The use of fair value does not have a material impact on net interest yield.
[2] Nonperforming loans are included in the respective average loan balances. Income on these nonperforming loans is recognized on a cash basis.
[3] Includes home equity loans of $20.9 billion, $16.7 billion, $15.6 billion and $13.5 billion in the fourth, third, second and first quarters of 2007, and $11.7 billion in the fourth quarter of 2006, respectively.
[4] Includes foreign consumer loans of $3.6 billion, $3.8 billion, $3.9 billion and $3.9 billion in the fourth, third, second and first quarters of 2007, and $3.8 billion in the fourth quarter of 2006, respectively.
[5] Includes consumer finance loans of $3.1 billion, $3.2 billion, $3.4 billion and $3.0 billion in the fourth, third, second and first quarters of 2007, and $2.8 billion in the fourth quarter of 2006, respectively; and other foreign consumer loans of $845 million, $843 million, $775 million and $1.9 billion in the fourth, third, second and first quarters of 2007, and $4.0 billion in the fourth quarter of 2006, respectively.
[6] Includes domestic commercial real estate loans of $58.5 billion, $38.0 billion, $36.2 billion and $35.5 billion in the fourth, third, second and first quarters of 2007, and $36.1 billion in the fourth quarter of 2006; respectively.
[7] Interest income includes the impact of interest rate risk management contracts, which decreased interest income on assets $134 million, $170 million, $117 million and $121 million in the fourth, third, second and first quarters of 2007, and $198 million in the fourth quarter of 2006, respectively. Interest expense includes the impact of interest rate risk management contracts, which increased (decreased) interest expense on liabilities $201 million, $226 million, $207 million and $179 million in the fourth, third, second and first quarters of 2007, and $(69) million in the fourth quarter of 2006, respectively. For further information on interest rate contracts, see Interest Rate Risk Management for Nontrading Activities beginning on page 90.

Quarterly Average Balances and Interest Rates – FTE Basis (continued)

(Dollars in millions)	Second Quarter 2007 Average Balance	Second Quarter 2007 Interest Income/ Expense	Second Quarter 2007 Yield/ Rate	First Quarter 2007 Average Balance	First Quarter 2007 Interest Income/ Expense	First Quarter 2007 Yield/ Rate	Fourth Quarter 2006 Average Balance	Fourth Quarter 2006 Interest Income/ Expense	Fourth Quarter 2006 Yield/ Rate
Earning assets									
Time deposits placed and other short-term investments	$ 15,310	$ 188	4.92%	$ 15,023	$ 169	4.57%	$ 15,760	$ 166	4.19%
Federal funds sold and securities purchased under agreements to resell	166,258	2,156	5.19	166,195	1,979	4.79	174,167	2,068	4.73
Trading account assets	188,287	2,364	5.03	175,249	2,357	5.41	167,163	2,289	5.46
Debt securities [1]	177,834	2,394	5.39	186,498	2,451	5.27	193,601	2,504	5.17
Loans and leases [2]:									
Residential mortgage	260,099	3,708	5.70	246,618	3,504	5.69	225,985	3,202	5.66
Credit card – domestic	56,235	1,777	12.67	57,720	1,887	13.26	59,802	2,101	13.94
Credit card – foreign	11,946	350	11.76	11,133	317	11.55	10,375	305	11.66
Home equity [3]	94,267	1,779	7.57	89,559	1,679	7.60	84,905	1,626	7.60
Direct/Indirect consumer [4]	68,175	1,441	8.48	64,038	1,303	8.25	57,273	1,185	8.21
Other consumer [5]	4,153	100	9.71	4,928	122	9.93	6,804	141	8.32
Total consumer	494,875	9,155	7.41	473,996	8,812	7.50	445,144	8,560	7.65
Commercial – domestic	166,529	3,039	7.32	163,620	2,934	7.27	158,604	2,907	7.27
Commercial real estate [6]	36,788	687	7.49	36,117	672	7.55	36,851	704	7.58
Commercial lease financing	19,784	217	4.40	19,651	175	3.55	21,159	254	4.80
Commercial – foreign	22,223	319	5.75	20,658	330	6.48	21,840	337	6.12
Total commercial	245,324	4,262	6.97	240,046	4,111	6.94	238,454	4,202	7.00
Total loans and leases	740,199	13,417	7.26	714,042	12,923	7.31	683,598	12,762	7.42
Other earning assets	70,311	1,108	6.31	64,939	1,010	6.28	65,172	1,058	6.46
Total earning assets [7]	1,358,199	21,627	6.38	1,321,946	20,889	6.37	1,299,461	20,847	6.39
Cash and cash equivalents	33,689			33,623			32,816		
Other assets, less allowance for loan and lease losses	169,761			165,849			162,873		
Total assets	$1,561,649			$1,521,418			$1,495,150		
Interest-bearing liabilities									
Domestic interest-bearing deposits:									
Savings	$ 33,039	$ 47	0.58%	$ 32,773	$ 41	0.50%	$ 32,965	$ 48	0.58%
NOW and money market deposit accounts	212,330	987	1.86	212,249	936	1.79	211,055	966	1.81
Consumer CDs and IRAs	161,703	1,857	4.61	159,505	1,832	4.66	154,621	1,794	4.60
Negotiable CDs, public funds and other time deposits	16,256	191	4.70	13,376	136	4.12	13,052	140	4.30
Total domestic interest-bearing deposits	423,328	3,082	2.92	417,903	2,945	2.86	411,693	2,948	2.84
Foreign interest-bearing deposits:									
Banks located in foreign countries	41,940	522	4.99	40,372	531	5.34	38,648	507	5.21
Governments and official institutions	17,868	224	5.02	14,482	178	4.98	14,220	168	4.70
Time, savings and other	40,335	433	4.31	39,534	380	3.90	41,328	366	3.50
Total foreign interest-bearing deposits	100,143	1,179	4.72	94,388	1,089	4.68	94,196	1,041	4.38
Total interest-bearing deposits	523,471	4,261	3.27	512,291	4,034	3.19	505,889	3,989	3.13
Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings	419,260	5,537	5.30	414,104	5,318	5.20	405,748	5,222	5.11
Trading account liabilities	85,550	821	3.85	77,635	892	4.66	75,261	800	4.21
Long-term debt	158,500	2,227	5.62	148,627	2,048	5.51	140,756	1,881	5.34
Total interest-bearing liabilities [7]	1,186,781	12,846	4.34	1,152,657	12,292	4.31	1,127,654	11,892	4.19
Noninterest-bearing sources:									
Noninterest-bearing deposits	173,564			174,413			174,356		
Other liabilities	67,753			60,760			59,093		
Shareholders' equity	133,551			133,588			134,047		
Total liabilities and shareholders' equity	$1,561,649			$1,521,418			$1,495,150		
Net interest spread			2.04%			2.06%			2.20%
Impact of noninterest-bearing sources			0.55			0.55			0.55
Net interest income/yield on earning assets		$ 8,781	2.59%		$ 8,597	2.61%		$8,955	2.75%

For Footnotes, see page 108.

Glossary

Assets in Custody – Consist largely of custodial and non-discretionary trust assets administered for customers excluding brokerage assets. Trust assets encompass a broad range of asset types including real estate, private company ownership interest, personal property and investments.

Assets Under Management (AUM) – The total market value of assets under the investment advisory and discretion of *Global Wealth and Investment Management* which generate asset management fees based on a percentage of the assets' market value. AUM reflects assets that are generally managed for institutional, high net-worth and retail clients and are distributed through various investment products including mutual funds, other commingled vehicles and separate accounts.

Bridge Loan – A loan or security which is expected to be replaced by permanent financing (debt or equity securities, loan syndication or asset sales) prior to the maturity date of the loan. Bridge loans may include an unfunded commitment, as well as funded amounts, and are generally expected to be retired in one year or less.

CDOs-Squared – A type of CDO where the underlying collateralizing securities include tranches of other CDOs.

Client Brokerage Assets – Include client assets which are held in brokerage accounts. This includes non-discretionary brokerage and fee-based assets which generate brokerage income and asset management fee revenue.

Committed Credit Exposure – Committed credit exposure includes any funded portion of a facility plus the unfunded portion of a facility on which the Corporation is legally bound to advance funds during a specified period under prescribed conditions.

Core Net Interest Income – Managed Basis – Net interest income on a fully taxable-equivalent basis excluding the impact of market-based activities and certain securitizations.

Credit Default Swaps (CDS) – A derivative contract that provides protection against the deterioration of credit quality and would allow one party to receive payment in the event of default by a third party under a borrowing arrangement.

Derivative – A contract or agreement whose value is derived from changes in an underlying index such as interest rates, foreign exchange rates or prices of securities. Derivatives utilized by the Corporation include swaps, financial futures and forward settlement contracts, and option contracts.

Excess Servicing Income – For certain assets that have been securitized, interest income, fee revenue and recoveries in excess of interest paid to the investors, gross credit losses and other trust expenses related to the securitized receivables are all reclassified into excess servicing income, which is a component of card income. Excess servicing income also includes the changes in fair value of the Corporation's card related retained interests.

Interest-only (IO) Strip – A residual interest in a securitization trust representing the right to receive future net cash flows from securitized assets after payments to third party investors and net credit losses. These arise when assets are transferred to a special purpose entity as part of an asset securitization transaction qualifying for sale treatment under GAAP.

Letter of Credit – A document issued by the Corporation on behalf of a customer to a third party promising to pay that third party upon presentation of specified documents. A letter of credit effectively substitutes the Corporation's credit for that of the Corporation's customer.

Managed Basis – Managed basis assumes that securitized loans were not sold and presents earnings on these loans in a manner similar to the way loans that have not been sold (i.e., held loans) are presented. Noninterest income, both on a held and managed basis, also includes the impact of adjustments to the interest-only strip that are recorded in card income.

Managed Net Losses – Represents net charge-offs on held loans combined with realized credit losses associated with the securitized loan portfolio.

Mortgage Servicing Right (MSR) – The right to service a mortgage loan when the underlying loan is sold or securitized. Servicing includes collections for principal, interest and escrow payments from borrowers and accounting for and remitting principal and interest payments to investors.

Net Interest Yield – Net interest income divided by average total interest-earning assets.

Operating Basis – A basis of presentation not defined by GAAP that excludes merger and restructuring charges.

Qualified Special Purpose Entity (QSPE) – A special purpose entity whose activities are strictly limited to holding and servicing financial assets and meet the requirements set forth in SFAS 140. A qualified special purpose entity is generally not required to be consolidated by any party.

Return on Average Common Shareholders' Equity (ROE) – Measures the earnings contribution of a unit as a percentage of the shareholders' equity allocated to that unit.

Return on Average Tangible Shareholders' Equity (ROTE) – Measures the earnings contribution of a unit as a percentage of the shareholders' equity allocated to that unit reduced by allocated goodwill.

Securitize / Securitization – A process by which financial assets are sold to a special purpose entity, which then issues securities collateralized by those underlying assets, and the return on the securities issued is based on the principal and interest cash flow of the underlying assets.

Structured Investment Vehicle (SIV) – An entity that issues short duration debt and uses the proceeds from the issuance to purchase longer-term fixed income securities.

Unrecognized Tax Benefit (UTB) – The difference between the benefit recognized for a tax position in accordance with FIN 48, which is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement, and the tax benefit claimed on a tax return.

Value-at-Risk (VAR) – A VAR model estimates a range of hypothetical scenarios to calculate a potential loss which is not expected to be exceeded with a specified confidence level. VAR is a key statistic used to measure and manage market risk.

Variable Interest Entities (VIE) – A term defined by FIN 46R for an entity whose equity investors do not have a controlling financial interest. The entity may not have sufficient equity at risk to finance its activities without additional subordinated financial support from third parties. The equity investors may lack the ability to make significant decisions about the entity's activities, or they may not absorb the losses or receive the residual returns generated by the assets and other contractual arrangements of the VIE. The entity that will absorb a majority of expected variability (the sum of the absolute values of the expected losses and expected residual returns) consolidates the VIE and is referred to as the primary beneficiary.

Accounting Pronouncements

SFAS 52	Foreign Currency Translation
SFAS 109	Accounting for Income Taxes
SFAS 133	Accounting for Derivative Instruments and Hedging Activities, as amended
SFAS 140	Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125
SFAS 142	Goodwill and Other Intangible Assets
SFAS 157	Fair Value Measurements
SFAS 159	The Fair Value Option for Financial Assets and Financial Liabilities
FIN 46R	Consolidation of Variable Interest Entities (revised December 2003) – an interpretation of ARB No. 51
FIN 48	Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109
FSP 13-2	Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction
SOP 03-3	Accounting for Certain Loans or Debt Securities Acquired in a Transfer

Acronyms

ABS	Asset-backed securities
AFS	Available-for-sale
AICPA	American Institute of Certified Public Accountants
ALCO	Asset and Liability Committee
ALM	Asset and liability management
CDO	Collateralized debt obligation
CLO	Collateralized loan obligation
CMBS	Commercial mortgage-backed securities
EPS	Earnings per common share
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit and Insurance Corporation
FFIEC	Federal Financial Institutions Examination Council
FIN	Financial Accounting Standards Board Interpretation
FRB	Board of Governors of the Federal Reserve System
FSP	Financial Accounting Standards Board Staff Position
FTE	Fully taxable-equivalent
GAAP	Generally accepted accounting principles in the United States
IPO	Initial public offering
IRLC	Interest rate lock commitment
LIBOR	London InterBank Offered Rate
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
OCC	Office of the Comptroller of the Currency
OCI	Other comprehensive income
SBLCs	Standby letters of credit
SEC	Securities and Exchange Commission
SFAS	Financial Accounting Standards Board Statement of Financial Accounting Standards
SOP	American Institute of Certified Public Accountants Statement of Position
SPE	Special purpose entity

Report of Management on Internal Control Over Financial Reporting

Bank of America Corporation and Subsidiaries

The management of Bank of America Corporation is responsible for establishing and maintaining adequate internal control over financial reporting.

The Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Corporation's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on that assessment, management concluded that, as of December 31, 2007, the Corporation's *internal control* over financial reporting is effective based on the criteria established in *Internal Control – Integrated Framework*.

The effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm.



Kenneth D. Lewis
Chairman, Chief Executive Officer and President



Joe L. Price
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Bank of America Corporation and Subsidiaries

To the Board of Directors and Shareholders of Bank of America Corporation:

In our opinion, the accompanying Consolidated Balance Sheet and the related Consolidated Statement of Income, Consolidated Statement of Changes in Shareholders' Equity and Consolidated Statement of Cash Flows present fairly, in all material respects, the financial position of Bank of America Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control Over Financial Reporting appearing on page 112 of the 2007 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Corporation's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements, the Corporation has adopted SFAS No. 157, "Fair Value Measurements" and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities."

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 20, 2008

Consolidated Statement of Income

(Dollars in millions, except per share information)	Year Ended December 31 2007	2006	2005
Interest income			
Interest and fees on loans and leases	$ 55,681	$ 48,274	$ 34,843
Interest on debt securities	9,784	11,655	10,937
Federal funds sold and securities purchased under agreements to resell	7,722	7,823	5,012
Trading account assets	9,417	7,232	5,743
Other interest income	4,700	3,601	2,091
Total interest income	87,304	78,585	58,626
Interest expense			
Deposits	18,093	14,480	9,492
Short-term borrowings	21,975	19,840	11,615
Trading account liabilities	3,444	2,640	2,364
Long-term debt	9,359	7,034	4,418
Total interest expense	52,871	43,994	27,889
Net interest income	34,433	34,591	30,737
Noninterest income			
Card income	14,077	14,290	5,753
Service charges	8,908	8,224	7,704
Investment and brokerage services	5,147	4,456	4,184
Investment banking income	2,345	2,317	1,856
Equity investment income	4,064	3,189	2,212
Trading account profits (losses)	(5,131)	3,166	1,763
Mortgage banking income	902	541	805
Gains (losses) on sales of debt securities	180	(443)	1,084
Other income	1,394	2,249	1,077
Total noninterest income	31,886	37,989	26,438
Total revenue, net of interest expense	66,319	72,580	57,175
Provision for credit losses	8,385	5,010	4,014
Noninterest expense			
Personnel	18,753	18,211	15,054
Occupancy	3,038	2,826	2,588
Equipment	1,391	1,329	1,199
Marketing	2,356	2,336	1,255
Professional fees	1,174	1,078	930
Amortization of intangibles	1,676	1,755	809
Data processing	1,962	1,732	1,487
Telecommunications	1,013	945	827
Other general operating	5,237	4,580	4,120
Merger and restructuring charges	410	805	412
Total noninterest expense	37,010	35,597	28,681
Income before income taxes	20,924	31,973	24,480
Income tax expense	5,942	10,840	8,015
Net income	$ 14,982	$ 21,133	$ 16,465
Preferred stock dividends	182	22	18
Net income available to common shareholders	$ 14,800	$ 21,111	$ 16,447
Per common share information			
Earnings	$ 3.35	$ 4.66	$ 4.10
Diluted earnings	3.30	4.59	4.04
Dividends paid	2.40	2.12	1.90
Average common shares issued and outstanding (in thousands)	4,423,579	4,526,637	4,008,688
Average diluted common shares issued and outstanding (in thousands)	4,480,254	4,595,896	4,068,140

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet

(Dollars in millions)	December 31 2007	2006
Assets		
Cash and cash equivalents	$ 42,531	$ 36,429
Time deposits placed and other short-term investments	11,773	13,952
Federal funds sold and securities purchased under agreements to resell (includes **$2,578** measured at fair value at December 31, 2007 and **$128,887** and $135,409 pledged as collateral)	129,552	135,478
Trading account assets (includes **$88,745** and $92,274 pledged as collateral)	162,064	153,052
Derivative assets	34,662	23,439
Debt securities:		
Available-for-sale (includes **$107,440** and $83,785 pledged as collateral)	213,330	192,806
Held-to-maturity, at cost (fair value – **$726** and $40)	726	40
Total debt securities	214,056	192,846
Loans and leases (includes **$4,590** measured at fair value at December 31, 2007 and **$115,285** and $24,632 pledged as collateral)	876,344	706,490
Allowance for loan and lease losses	(11,588)	(9,016)
Loans and leases, net of allowance	864,756	697,474
Premises and equipment, net	11,240	9,255
Mortgage servicing rights (includes $3,053 and $2,869 measured at fair value)	3,347	3,045
Goodwill	77,530	65,662
Intangible assets	10,296	9,422
Other assets (includes **$41,088** measured at fair value at December 31, 2007)	153,939	119,683
Total assets	$1,715,746	$1,459,737
Liabilities		
Deposits in domestic offices:		
Noninterest-bearing	$ 188,466	$ 180,231
Interest-bearing (includes **$2,000** measured at fair value at December 31, 2007)	501,882	418,100
Deposits in foreign offices:		
Noninterest-bearing	3,761	4,577
Interest-bearing	111,068	90,589
Total deposits	805,177	693,497
Federal funds purchased and securities sold under agreements to repurchase	221,435	217,527
Trading account liabilities	77,342	67,670
Derivative liabilities	22,423	16,339
Commercial paper and other short-term borrowings	191,089	141,300
Accrued expenses and other liabilities (includes **$660** measured at fair value at December 31, 2007 and **$518** and $397 of reserve for unfunded lending commitments)	53,969	42,132
Long-term debt	197,508	146,000
Total liabilities	1,568,943	1,324,465
Commitments and contingencies *(Note 9 – Variable Interest Entities* and *Note 13 – Commitments and Contingencies)*		
Shareholders' equity		
Preferred stock, $0.01 par value; authorized – 100,000,000 shares; issued and outstanding – **185,067** and 121,739 shares	4,409	2,851
Common stock and additional paid-in capital, $0.01 par value; authorized – 7,500,000,000 shares; issued and outstanding – **4,437,885,419** and 4,458,151,391 shares	60,328	61,574
Retained earnings	81,393	79,024
Accumulated other comprehensive income (loss)	1,129	(7,711)
Other	(456)	(466)
Total shareholders' equity	146,803	135,272
Total liabilities and shareholders' equity	$1,715,746	$1,459,737

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity

(Dollars in millions, shares in thousands)	Preferred Stock	Common Stock and Additional Paid-in Capital		Retained Earnings	Accumulated Other Comprehensive Income (Loss) [1]	Other	Total Shareholders' Equity	Comprehensive Income
		Shares	Amount					
Balance, December 31, 2004	$ 271	4,046,546	$ 44,236	$ 58,773	$(2,764)	$(281)	$100,235	
Net income				16,465			16,465	$16,465
Net changes in available-for-sale debt and marketable equity securities					(2,781)		(2,781)	(2,781)
Net changes in foreign currency translation adjustments					32		32	32
Net changes in derivatives					(2,059)		(2,059)	(2,059)
Cash dividends paid:								
Common				(7,665)			(7,665)	
Preferred				(18)			(18)	
Common stock issued under employee plans and related tax benefits		79,579	3,222			(145)	3,077	
Common stock repurchased		(126,437)	(5,765)				(5,765)	
Other				(3)	16	(1)	12	16
Balance, December 31, 2005	271	3,999,688	41,693	67,552	(7,556)	(427)	101,533	11,673
Adjustment to initially apply FASB Statement No. 158 [2]					(1,308)		(1,308)	
Net income				21,133			21,133	21,133
Net changes in available-for-sale debt and marketable equity securities					245		245	245
Net changes in foreign currency translation adjustments					269		269	269
Net changes in derivatives					641		641	641
Cash dividends paid:								
Common				(9,639)			(9,639)	
Preferred				(22)			(22)	
Issuance of preferred stock	2,850						2,850	
Redemption of preferred stock	(270)						(270)	
Common stock issued under employee plans and related tax benefits		118,418	4,863			(39)	4,824	
Stock issued in acquisition [3]		631,145	29,377				29,377	
Common stock repurchased		(291,100)	(14,359)				(14,359)	
Other					(2)		(2)	(2)
Balance, December 31, 2006	2,851	4,458,151	61,574	79,024	(7,711)	(466)	135,272	22,286
Cumulative adjustment for accounting changes [4] :								
Leveraged leases				**(1,381)**			**(1,381)**	
Fair value option and measurement				**(208)**			**(208)**	
Income tax uncertainties				**(146)**			**(146)**	
Net income				**14,982**			**14,982**	**14,982**
Net changes in available-for-sale debt and marketable equity securities					**9,269**		**9,269**	**9,269**
Net changes in foreign currency translation adjustments					**149**		**149**	**149**
Net changes in derivatives					**(705)**		**(705)**	**(705)**
Employee benefit plan adjustments					**127**		**127**	**127**
Cash dividends paid:								
Common				**(10,696)**			**(10,696)**	
Preferred				**(182)**			**(182)**	
Issuance of preferred stock	**1,558**						**1,558**	
Common stock issued under employee plans and related tax benefits		**53,464**	**2,544**			**10**	**2,554**	
Common stock repurchased		**(73,730)**	**(3,790)**				**(3,790)**	
Balance, December 31, 2007	**$4,409**	**4,437,885**	**$ 60,328**	**$ 81,393**	**$ 1,129**	**$(456)**	**$146,803**	**$23,822**

[1] Amounts shown are net-of-tax. For additional information on accumulated OCI, see *Note 14 – Shareholders' Equity and Earnings Per Common Share* to the Consolidated Financial Statements.

[2] Includes accumulated adjustment to apply SFAS 158 of $(1,428) million, net-of-tax, and the reversal of the additional minimum liability adjustment of $120 million, net-of-tax.

[3] Includes adjustment for the fair value of outstanding MBNA Corporation (MBNA) stock options of $435 million.

[4] Effective January 1, 2007, the Corporation adopted FSP 13-2, SFAS 157, SFAS 159 and FIN 48. For additional information on the adoption of these accounting pronouncements, see *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

(Dollars in millions)	Year Ended December 31 2007	2006	2005
Operating activities			
Net income	$ 14,982	$ 21,133	$ 16,465
Reconciliation of net income to net cash provided by (used in) operating activities:			
Provision for credit losses	8,385	5,010	4,014
(Gains) losses on sales of debt securities	(180)	443	(1,084)
Depreciation and premises improvements amortization	1,168	1,114	959
Amortization of intangibles	1,676	1,755	809
Deferred income tax (benefit) expense	(753)	1,850	1,695
Net increase in trading and derivative instruments	(8,108)	(3,870)	(18,911)
Net increase in other assets	(15,855)	(17,070)	(104)
Net increase (decrease) in accrued expenses and other liabilities	4,190	4,517	(8,205)
Other operating activities, net	5,531	(373)	(7,861)
Net cash provided by (used in) operating activities	11,036	14,509	(12,223)
Investing activities			
Net (increase) decrease in time deposits placed and other short-term investments	2,191	(3,053)	(439)
Net (increase) decrease in federal funds sold and securities purchased under agreements to resell	6,294	13,020	(58,425)
Proceeds from sales of available-for-sale debt securities	28,107	53,446	134,490
Proceeds from paydowns and maturities of available-for-sale debt securities	19,233	22,417	39,519
Purchases of available-for-sale debt securities	(28,016)	(40,905)	(204,476)
Proceeds from maturities of held-to-maturity debt securities	630	7	283
Purchases of held-to-maturity debt securities	(314)	–	–
Proceeds from sales of loans and leases	57,875	37,812	14,458
Other changes in loans and leases, net	(177,665)	(145,779)	(71,078)
Net purchases of premises and equipment	(2,143)	(748)	(1,228)
Proceeds from sales of foreclosed properties	104	93	132
(Acquisition) divestiture of business activities, net	(19,816)	(2,388)	(49)
Other investing activities, net	5,040	(2,226)	(3,632)
Net cash used in investing activities	(108,480)	(68,304)	(150,445)
Financing activities			
Net increase in deposits	45,368	38,340	16,100
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	(1,448)	(22,454)	120,914
Net increase in commercial paper and other short-term borrowings	32,840	23,709	37,671
Proceeds from issuance of long-term debt	67,370	49,464	21,958
Retirement of long-term debt	(28,942)	(17,768)	(15,107)
Proceeds from issuance of preferred stock	1,558	2,850	–
Redemption of preferred stock	–	(270)	–
Proceeds from issuance of common stock	1,118	3,117	2,846
Common stock repurchased	(3,790)	(14,359)	(5,765)
Cash dividends paid	(10,878)	(9,661)	(7,683)
Excess tax benefits of share-based payments	254	477	–
Other financing activities, net	(38)	(312)	(117)
Net cash provided by financing activities	103,412	53,133	170,817
Effect of exchange rate changes on cash and cash equivalents	134	92	(86)
Net increase (decrease) in cash and cash equivalents	6,102	(570)	8,063
Cash and cash equivalents at January 1	36,429	36,999	28,936
Cash and cash equivalents at December 31	$ 42,531	$ 36,429	$ 36,999
Supplemental cash flow disclosures			
Cash paid for interest	$ 51,829	$ 42,355	$ 26,239
Cash paid for income taxes	9,196	7,210	7,049

The fair values of noncash assets acquired and liabilities assumed in the LaSalle Bank Corporation merger were $115.8 billion and $97.1 billion at October 1, 2007.

The fair values of noncash assets acquired and liabilities assumed in the U.S. Trust Corporation merger were $12.9 billion and $9.8 billion at July 1, 2007.

During 2007, the Corporation sold its operations in Chile and Uruguay for approximately $750 million in equity in Banco Itaú Holding Financeira S.A., and its assets in BankBoston Argentina for the assumption of its liabilities. The total assets and liabilities in these divestitures were $6.1 billion and $5.6 billion.

During 2007, the Corporation transferred $1.7 billion of trading account assets to AFS debt securities.

On January 1, 2007, the Corporation transferred $3.7 billion of AFS debt securities to trading account assets following the adoption of SFAS 159.

The fair values of noncash assets acquired and liabilities assumed in the MBNA merger were $83.3 billion and $50.4 billion at January 1, 2006.

Approximately 631 million shares of common stock, valued at approximately $28.9 billion were issued in connection with the MBNA merger.

See accompanying Notes to Consolidated Financial Statements.

On October 1, 2007, Bank of America Corporation and its subsidiaries (the Corporation) acquired all the outstanding shares of ABN AMRO North America Holding Company, parent of LaSalle Bank Corporation (LaSalle), for $21.0 billion in cash. On July 1, 2007, the Corporation acquired all the outstanding shares of U.S. Trust Corporation for $3.3 billion in cash. On January 1, 2006, the Corporation acquired 100 percent of the outstanding stock of MBNA Corporation (MBNA). These mergers were accounted for under the purchase method of accounting. Consequently, LaSalle, U.S. Trust Corporation and MBNA's results of operations were included in the Corporation's results from their dates of acquisition.

The Corporation, through its banking and nonbanking subsidiaries, provides a diverse range of financial services and products throughout the U.S. and in selected international markets. At December 31, 2007, the Corporation operated its banking activities primarily under three charters: Bank of America, National Association (Bank of America, N.A.), FIA Card Services, N.A. and LaSalle Bank, N.A. Bank of America, N.A. was the surviving entity after the merger with Fleet National Bank on June 13, 2005. Effective June 10, 2006, MBNA America Bank N.A. was renamed FIA Card Services, N.A., and on October 20, 2006, Bank of America, N.A. (USA) merged into FIA Card Services, N.A. These mergers had no impact on the Consolidated Financial Statements of the Corporation. LaSalle Bank, N.A. was acquired in connection with the LaSalle acquisition.

Note 1 – Summary of Significant Accounting Principles

Principles of Consolidation and Basis of Presentation

The Consolidated Financial Statements include the accounts of the Corporation and its majority-owned subsidiaries, and those variable interest entities (VIEs) where the Corporation is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. Results of operations of companies purchased are included from the dates of acquisition and for VIEs, from the dates that the Corporation became the primary beneficiary. Assets held in an agency or fiduciary capacity are not included in the Consolidated Financial Statements. The Corporation accounts for investments in companies for which it owns a voting interest of 20 percent to 50 percent and for which it has the ability to exercise significant influence over operating and financing decisions using the equity method of accounting. These investments are included in other assets and the Corporation's proportionate share of income or loss is included in equity investment income.

The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates and assumptions.

In 2007, the Corporation changed its basis of presentation for its business segments. For additional information on the Corporation's business segments see *Note 22 – Business Segment Information* to the Consolidated Financial Statements. Also in 2007, the Corporation changed the current and historical presentation of its Consolidated Statement of Income to present gains (losses) on sales of debt securities as a component of noninterest income.

Certain prior period amounts have been reclassified to conform to current period presentation.

Recently Issued Accounting Pronouncements

On December 4, 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), "Business Combinations" (SFAS 141R). SFAS 141R modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS 141R requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS 141R also modifies the accounting for certain acquired income tax assets and liabilities. SFAS 141R is effective for new acquisitions consummated on or after January 1, 2009 and early adoption is not permitted.

On December 4, 2007, the FASB also issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS 160). SFAS 160 requires all entities to report noncontrolling (i.e., minority) interests in subsidiaries as equity in the Consolidated Financial Statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS 160 also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for the Corporation's financial statements for the year beginning on January 1, 2009 and earlier adoption is not permitted. The adoption of SFAS 160 is not expected to have a material impact on the Corporation's financial condition and results of operations.

On November 5, 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB 109). SAB 109 requires that the expected net future cash flows related to servicing of a loan be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The adoption of SAB 109 is on a prospective basis and effective for the Corporation's loan commitments measured at fair value through earnings which are issued or modified after January 1, 2008. The adoption of SAB 109 will not have a material impact on the Corporation's financial condition and results of operations.

On June 27, 2007, the FASB ratified the Emerging Issues Task Force (EITF) consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). Effective January 1, 2008, EITF 06-11 requires on a prospective basis that the tax benefit related to dividend equivalents paid on restricted stock and restricted stock units which are expected to vest be recorded as an increase to additional paid-in capital. Prior to January 1, 2008, the Corporation accounted for this tax benefit as a reduction to income tax expense. The adoption of EITF 06-11 will not have a material impact on the Corporation's financial condition and results of operations.

Effective January 1, 2007, the Corporation adopted SFAS No. 157, "Fair Value Measurements" (SFAS 157) and SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The impact of adopting both SFAS 157 and SFAS 159 reduced the beginning balance of retained earnings as of January 1, 2007 by $208 million, net-of-tax. Subsequent changes in fair value of these financial assets and liabilities are recognized in earnings when they occur. For additional information on the fair value of certain financial assets and liabilities, see the Fair Value section of this note and *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements.

Effective January 1, 2007, the Corporation adopted FASB Staff Position (FSP) No. FAS 13-2, "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction" (FSP 13-2). The principal provision of FSP 13-2 is the requirement that a lessor recalculate the recognition of lease income when there is a change in the estimated timing of the cash flows relating to income taxes generated by such leveraged lease. The adoption of FSP 13-2 reduced the beginning balance of retained earnings as of January 1, 2007 by $1.4 billion, net-of-tax, with a corresponding offset decreasing the net investment in leveraged leases recorded as part of loans and leases. Following the adoption, if during the remainder of the lease term the timing of the income tax cash flows generated by the leveraged leases are revised as a result of final determination by the Internal Revenue Service (IRS) on certain leveraged leases or management changes its assumption about the timing of the tax cash flows, the rate of return shall be recalculated from the inception of the lease using the revised assumption and the change in the net investment shall be recognized as a gain or loss in the year in which the assumption is changed.

Effective January 1, 2007, the Corporation adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The adoption of FIN 48 reduced the beginning balance of retained earnings as of January 1, 2007 by $146 million and increased goodwill by $52 million. For additional information on income taxes, see *Note 18 – Income Taxes* to the Consolidated Financial Statements.

Cash and Cash Equivalents

Cash on hand, cash items in the process of collection, and amounts due from correspondent banks and the Federal Reserve Bank are included in cash and cash equivalents.

Securities Purchased Under Agreements to Resell and Securities Sold under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. These agreements are recorded at the amounts at which the securities were acquired or sold plus accrued interest, except for certain structured reverse repurchase agreements for which the Corporation has elected the fair value option. For more information on structured reverse repurchase agreements for which the Corporation has elected the fair value option, see *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements. The Corporation's policy is to obtain the use of securities purchased under agreements to resell. The market value of the underlying securities, including accrued interest, which collateralize the related receivable on agreements to resell, is monitored. The Corporation may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Collateral

The Corporation accepts collateral that it is permitted by contract or custom to sell or repledge. At December 31, 2007, the fair value of this collateral was approximately $210.7 billion of which $156.3 billion was sold or repledged. At December 31, 2006, the fair value of this collateral was approximately $186.6 billion of which $113.0 billion was sold or repledged. The primary source of this collateral is reverse repurchase agreements. The Corporation also pledges securities and loans as collateral in transactions that include repurchase agreements, public and trust deposits, Treasury tax and loan notes, and other short-term borrowings. This collateral can be sold or repledged by the counterparties to the transactions.

In addition, the Corporation obtains collateral in connection with its derivative activities. Required collateral levels vary depending on the credit risk rating and the type of counterparty. Generally, the Corporation accepts collateral in the form of cash, U.S. Treasury securities and other marketable securities. Based on provisions contained in legal netting agreements, the Corporation has netted cash collateral against the applicable derivative mark-to-market exposures. Accordingly, the Corporation offsets its obligation to return or its right to reclaim cash collateral against the fair value of the derivatives being collateralized. The Corporation also pledges collateral on its own derivative positions which can be applied against derivative liabilities.

Trading Instruments

Financial instruments utilized in trading activities are stated at fair value. Fair value is generally based on quoted market prices or quoted market prices for similar assets and liabilities. If these market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques for which the determination of fair value may require significant management judgment or estimation. Realized and unrealized gains and losses are recognized in trading account profits (losses).

Derivatives and Hedging Activities

The Corporation designates a derivative as held for trading, an economic hedge not designated as a SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended" (SFAS 133) hedge, or a qualifying SFAS 133 hedge when it enters into the derivative contract. The designation may change based upon management's reassessment or changing circumstances. Derivatives utilized by the Corporation include swaps, financial futures and forward settlement contracts, and option contracts. A swap agreement is a contract between two parties to exchange cash flows based on specified underlying notional amounts, assets and/or indices. Financial futures and forward settlement contracts are agreements to buy or sell a quantity of a financial instrument; index, currency or commodity at a predetermined future date, and rate or price. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument (including another derivative financial instrument), index, currency or commodity at a predetermined rate or price during a period or at a time in the future. Option agreements can be transacted on organized exchanges or directly between parties. The Corporation also provides credit derivatives to customers who wish to increase or decrease credit exposures. In addition, the Corporation utilizes credit derivatives to manage the credit risk associated with the loan portfolio.

All derivatives are recognized on the Consolidated Balance Sheet at fair value, taking into consideration the effects of legally enforceable master netting agreements that allow the Corporation to settle positive and negative positions and offset cash collateral held with the same counterparty on a net basis. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques for which the determination of fair value may require significant management judgment or estimation.

Valuations of derivative assets and liabilities reflect the value of the instrument including the values associated with counterparty risk. With the issuance of SFAS 157, these values must also take into account the Corporation's own credit standing, thus including in the valuation of the derivative instrument the value of the net credit differential between the counterparties to the derivative contract. Effective January 1, 2007, the Corporation updated its methodology to include the impact of both the counterparty and its own credit standing.

Prior to January 1, 2007, the Corporation recognized gains and losses at inception of a derivative contract only if the fair value of the contract was evidenced by a quoted market price in an active market, an observable price or other market transaction, or other observable data supporting a valuation model in accordance with EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" (EITF 02-3). For those gains and losses not evidenced by the above mentioned market data, the transaction price was used as the fair value of the derivative contract. Any difference between the transaction price and the model fair value was considered an unrecognized gain or loss at inception of the contract. These unrecognized gains and losses were recorded in income using the straight line method of amortization over the contractual life of the derivative contract. The adoption of SFAS 157 on January 1, 2007, eliminated the deferral of these gains and losses resulting in the recognition of previously deferred gains and losses as an increase to the beginning balance of retained earnings by a pre-tax amount of $22 million.

Trading Derivatives and Economic Hedges

The Corporation designates at inception whether the derivative contract is considered hedging or non-hedging for SFAS 133 accounting purposes. Derivatives held for trading purposes are included in derivative assets or derivative liabilities with changes in fair value reflected in trading account profits (losses).

Derivatives used as economic hedges but not designated in a hedging relationship for accounting purposes are also included in derivative assets or derivative liabilities. Changes in the fair value of derivatives that serve as economic hedges of mortgage servicing rights (MSRs), interest rate lock commitments (IRLCs) and first mortgage loans held-for-sale that are originated by the Corporation are recorded in mortgage banking income. Changes in the fair value of derivatives that serve as asset and liability management (ALM) economic hedges, which do not qualify or were not designated as accounting hedges, are recorded in other income. Credit derivatives used by the Corporation do not qualify for hedge accounting under SFAS 133 despite being effective economic hedges with changes in the fair value of these derivatives included in other income.

Derivatives Used For SFAS 133 Hedge Accounting Purposes

For SFAS 133 hedges, the Corporation formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various accounting hedges. Additionally, the Corporation uses dollar offset or regression analysis at the hedge's inception and for each reporting period thereafter to assess whether the derivative used in its hedging transaction is expected to be and has been highly effective in offsetting changes in the fair value or cash flows of the hedged item. The Corporation discontinues hedge accounting when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge, and then reflects changes in fair value of the derivative in earnings after termination of the hedge relationship.

The Corporation uses its derivatives designated as hedging for accounting purposes as either fair value hedges, cash flow hedges or hedges of net investments in foreign operations. The Corporation manages interest rate and foreign currency exchange rate sensitivity predominantly through the use of derivatives. Fair value hedges are used to protect against changes in the fair value of the Corporation's assets and liabilities that are due to interest rate or foreign exchange volatility. Cash flow hedges are used to minimize the variability in cash flows of assets or liabilities, or forecasted transactions caused by interest rate or foreign exchange fluctuation. For terminated cash flow hedges, the maximum length of time over which forecasted transactions are hedged is 28 years, with a substantial portion of the hedged transactions being less than 10 years. For open cash flow hedges, the maximum length of time over which forecasted transactions are hedged is less than seven years. Changes in the fair value of derivatives designated as fair value hedges are recorded in earnings, together and in the same income statement line item with changes in the fair value of the related hedged item. Changes in the fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income (OCI) and are reclassified into the line item in the Consolidated Statement of Income in which the hedged item is recorded in the same period the hedged item affects earnings. Hedge ineffectiveness and gains and losses on the excluded component of a derivative in assessing hedge effectiveness are recorded in earnings in the same income statement line item that is used to record hedge effectiveness. SFAS 133 retains certain concepts of SFAS No. 52, "Foreign Currency Translation," (SFAS 52) for foreign currency exchange hedging. Consistent with SFAS 52, the Corporation records changes in the fair value of derivatives used as hedges of the net investment in foreign operations, to the extent effective, as a component of accumulated OCI.

If a derivative instrument in a fair value hedge is terminated or the hedge designation removed, the previous adjustments to the carrying amount of the hedged asset or liability are subsequently accounted for in the same manner as other components of the carrying amount of that asset or liability. For interest-earning assets and interest-bearing liabilities, such adjustments are amortized to earnings over the remaining life of the respective asset or liability. If a derivative instrument in a cash flow hedge is terminated or the hedge designation is removed, related amounts in accumulated OCI are reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. If it is probable that a forecasted transaction will not occur, any related amounts in accumulated OCI are reclassified into earnings in that period.

Interest Rate Lock Commitments

The Corporation enters into IRLCs in connection with its mortgage banking activities to fund residential mortgage loans at specified times in the future. IRLCs that relate to the origination of mortgage loans that will be held for sale are considered derivative instruments under SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." As such, these IRLCs are recorded at fair value with changes in fair value recorded in mortgage banking income.

Consistent with SEC SAB No. 105, "Application of Accounting Principles to Loan Commitments," (SAB 105) the Corporation did not record any unrealized gain or loss at the inception of the loan commitment, which is the time the commitment is issued to the borrower. The Corporation recorded unrealized gains or losses based upon subsequent changes in the value from the inception of the loan commitment. In estimating the fair value of an IRLC, the Corporation assigns a probability to the loan commitment based on an expectation that it will be exercised and the loan will be funded. The fair value of the commitments is derived from the fair value of related mortgage loans which is based on observable market data. Changes to the fair value of IRLCs are recognized based on interest rate changes, changes in the probability that the commitment will be exercised and the passage of time. Changes from the expected future cash flows related to the customer relationship or loan servicing are excluded from the valuation of the IRLCs. Effective January 1, 2008, the Corporation will adopt SAB 109 for its derivative loan commitments issued or modified after the adoption date which will supersede SAB 105. For additional information on the adoption of SAB 109, see the Recently Issued Accounting Pronouncements section of this note.

Outstanding IRLCs expose the Corporation to the risk that the price of the loans underlying the commitments might decline from inception of the rate lock to funding of the loan. To protect against this risk, the Corporation utilizes forward loan sales commitments and other derivative instruments, including interest rate swaps and options, to economically hedge the risk of potential changes in the value of the loans that would result from the commitments. The changes in the fair value of these derivatives are recorded in mortgage banking income.

Securities

Debt securities are classified based on management's intention on the date of purchase and recorded on the Consolidated Balance Sheet as debt securities as of the trade date. Debt securities which management has the intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt securities that are bought and held principally for the purpose of resale in the near term are classified as trading account assets and are stated at fair value with unrealized gains and losses included in trading account profits (losses). All other debt securities that management has the intent and ability to hold for the foreseeable future are classified as available-for-sale (AFS) and carried at fair value with net unrealized gains and losses included in accumulated OCI on an after-tax basis. If there is an other-than-temporary deterioration in the fair value of any individual security classified as AFS, the Corporation will reclassify the associated net unrealized loss out of accumulated OCI with a corresponding adjustment to other income. If there is an other-than-temporary deterioration in the fair value of any individual security classified as held-to-maturity, the Corporation will write down the security to fair value with a corresponding adjustment to other income. Interest on debt securities, including amortization of premiums and accretion of discounts, is included in interest income. Realized gains and losses from the sales of debt securities, which are included in gains (losses) on sales of debt securities, are determined using the specific identification method.

Marketable equity securities are classified based on management's intention on the date of purchase and recorded on the Consolidated Balance Sheet as of the trade date. Marketable equity securities that are bought and held principally for the purpose of resale in the near term are classified as trading account assets and are stated at fair value with unrealized gains and losses included in trading account profits (losses). Other marketable equity securities that management has the intent and ability to hold for the foreseeable future are accounted for as AFS and classified in other assets. All AFS marketable equity securities are carried at fair value with net unrealized gains and losses included in accumulated OCI on a net-of-tax basis. If there is an other-than-temporary deterioration in the fair value of any individual AFS marketable equity security, the Corporation will reclassify the associated net unrealized loss out of accumulated OCI with a corresponding adjustment to equity investment income. Dividend income on all AFS marketable equity securities is included in equity investment income. Realized gains and losses on the sale of all AFS marketable equity securities, which are recorded in equity investment income, are determined using the specific identification method.

Equity investments without readily determinable market values are recorded in other assets, are accounted for using the cost method and are subject to impairment testing if applicable.

Equity investments held by Principal Investing, a diversified equity investor in companies at all stages of their life cycle from startup to buyout, are reported at fair value pursuant to the American Institute of Certified Public Accountants (AICPA) Investment Company Audit Guide and recorded in other assets. These investments are made either directly in a company or held through a fund. Equity investments for which there are active market quotes are carried at estimated fair value based on market prices. Nonpublic and other equity investments for which representative market quotes are not readily available are initially valued at the transaction price. Subsequently, the Corporation adjusts valuations when evidence is available to support such adjustments. Such evidence includes changes in value as a result of initial public offerings (IPO), market comparables, market liquidity, the investees' financial results, sales restrictions, or other-than-temporary declines in value. Gains and losses on these equity investments, both unrealized and realized, are recorded in equity investment income.

Loans and Leases

Loans measured at historical cost are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, and premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Unearned income, discounts and premiums are amortized to interest income using methods that approximate the interest method. Subsequent to the adoption of SFAS 159, on January 1, 2007 the Corporation elected the fair value option for certain loans. Fair values for these loans are based on market prices, where available, or discounted cash flows using market-based credit spreads of comparable debt instruments or credit derivatives of the specific borrower or comparable borrowers. Results of discounted cash flow calculations may be adjusted, as appropriate, to reflect other market conditions or the perceived credit risk of the borrower.

The Corporation purchases loans with and without evidence of credit quality deterioration since origination. Those loans with evidence of credit quality deterioration for which it is probable at purchase that the Corporation will be unable to collect all contractually required payments are accounted for under AICPA Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 requires impaired loans be recorded at fair value and prohibits "carrying over" or the creation of valuation allowances in the initial accounting of loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. Under SOP 03-3, the excess of cash flows expected at purchase over the purchase price is recorded as interest income over the life of the loan. For those loans not within the scope of SOP 03-3, any difference between the purchase price and the par value of the loan is reflected in interest income over the life of the loan.

The Corporation provides equipment financing to its customers through a variety of lease arrangements. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property less unearned income. Leveraged leases, which are a form of financing leases, are carried net of nonrecourse debt. Unearned income on leveraged and direct financing leases is accreted to interest income over the lease terms by methods that approximate the interest method.

Allowance for Credit Losses

The allowance for credit losses, which includes the allowance for loan and lease losses and the reserve for unfunded lending commitments, represents management's estimate of probable losses inherent in the Corporation's lending activities that are carried at historical cost. The allowance for loan and lease losses represents the estimated probable credit losses in funded consumer and commercial loans and leases measured at historical cost while the reserve for unfunded lending commitments, including standby letters of credit (SBLCs) and binding unfunded loan commitments, represents estimated probable credit losses on these unfunded credit instruments based on utilization assumptions. The allowance for loan and lease losses and the reserve for unfunded lending commitments excludes loans and unfunded lending commitments measured at fair value in accordance with SFAS 159 as mark-to-market adjustments related to these instruments already reflect a credit component. Credit exposures, excluding derivative assets, trading account assets and loans measured at fair value, deemed to be uncollectible are charged against these accounts. Cash recovered on previously charged off amounts are recorded as recoveries to these accounts.

The Corporation performs periodic and systematic detailed reviews of its lending portfolios to identify credit risks and to assess the overall collectibility of those portfolios. The allowance on certain homogeneous loan portfolios measured at historical cost, which generally consist of consumer loans (e.g., consumer real estate loans, credit card) and certain commercial loans (e.g., business card and small business portfolio) is based on aggregated portfolio segment evaluations generally by product type. Loss forecast models are utilized for these segments which consider a variety of factors including, but not limited to, historical loss experience, estimated defaults or foreclosures based on portfolio trends, delinquencies, economic conditions and credit scores. These models are updated on a quarterly basis in order to incorporate information reflective of the current economic environment. The remaining commercial portfolios measured at historical cost are reviewed on an individual loan basis. Loans subject to individual reviews are analyzed and segregated by risk according to the Corporation's internal risk rating scale. These risk classifications, in conjunction with an analysis of historical loss experience, current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information (including individual valuations on nonperforming loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," (SFAS 114)) result in the estimation of the allowance for credit losses. The historical loss experience is updated quarterly to incorporate the most recent data reflective of the current economic environment.

If necessary, a specific allowance for loan and lease losses is established for individual impaired commercial loans measured at historical cost. A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the agreement. Once a loan has been identified as individually impaired, management measures impairment in accordance with SFAS 114. Individually impaired loans are measured based on the present value of payments expected to be received, observable market prices, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral. If the recorded investment in impaired loans exceeds the present value of payments expected to be received, a specific allowance is established as a component of the allowance for loan and lease losses.

The allowance for loan and lease losses includes two components which are allocated to cover the estimated probable losses in each loan and lease category based on the results of the Corporation's detailed review process described above. The first component covers those commercial loans measured at historical cost that are either nonperforming or impaired. The second component covers consumer loans and leases, and performing commercial loans and leases measured at historical cost. Included within this second component of the allowance for loan and lease losses and determined separately from the procedures outlined above are reserves which are maintained to cover uncertainties that affect the Corporation's estimate of probable losses including domestic and global economic uncertainty and large single name defaults. Management evaluates the adequacy of the allowance for loan and lease losses based on the combined total of these two components.

In addition to the allowance for loan and lease losses, the Corporation also estimates probable losses related to unfunded lending commitments, such as letters of credit and financial guarantees, and binding unfunded loan commitments. The reserve for unfunded lending commitments excludes commitments measured at fair value in accordance with SFAS 159. Unfunded lending commitments are subject to individual reviews and are analyzed and segregated by risk according to the Corporation's internal risk rating scale. These risk classifications, in conjunction with an analysis of historical loss experience, utilization assumptions, current economic conditions, performance trends within specific portfolio segments and any other pertinent information, result in the estimation of the reserve for unfunded lending commitments.

The allowance for credit losses related to the loan and lease portfolio is reported separately on the Consolidated Balance Sheet whereas the allowance for credit losses related to the reserve for unfunded lending commitments is reported on the Consolidated Balance Sheet in accrued expenses and other liabilities. Provision for credit losses related to the loan and lease portfolio and unfunded lending commitments is reported in the Consolidated Statement of Income in provision for credit losses.

Nonperforming Loans and Leases, Charge-offs, and Delinquencies

In accordance with the Corporation's policies, non-bankrupt credit card loans, and open-end unsecured consumer loans are charged off no later than the end of the month in which the account becomes 180 days past due. The outstanding balance of real estate secured loans that is in excess of the property value, less cost to sell, are charged off no later than the end of the month in which the account becomes 180 days past due. Personal property secured loans are charged off no later than the end of the month in which the account becomes 120 days past due. Accounts in bankruptcy are written down to collateral value either 60 days after bankruptcy notification (credit card and certain open-end unsecured accounts) or no later than the end of the month in which the account becomes 60 days past due. Only real estate secured accounts are generally placed into nonaccrual status and classified as nonperforming at 90 days past due. These loans may be restored to performing status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected, or when the loan otherwise becomes well-secured and is in the process of collection.

Commercial loans and leases, excluding business card loans, that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, including loans that are individually identified as being impaired, are generally classified as nonperforming unless well-secured and in the process of collection. Loans whose contractual terms have been restructured in a manner which grants a concession to a borrower experiencing financial difficulties, without compensation on restructured loans, are classified as nonperforming until the loan is performing for an adequate period of time under the restructured agreement. In situations where the Corporation does not receive adequate compensation, the restructuring is considered a troubled debt restructuring. Interest accrued but not collected is reversed when a commercial loan is classified as nonperforming. Interest collections on commercial nonperforming loans and leases for which the ultimate collectibility of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to income when received. Commercial loans and leases may be restored to performing status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected, or when the loan otherwise becomes well-secured and is in the process of collection. Business card loans are charged off no later than the end of the month in which the account becomes 180 days past due or in which 60 days has elapsed since receipt of notification of bankruptcy filing, whichever comes first, and are not classified as nonperforming.

The entire balance of a consumer and commercial loan account is contractually delinquent if the minimum payment is not received by the specified due date on the customer's billing statement. Interest and fees continue to accrue on past due loans until the date the loan goes into nonaccrual status, if applicable. Delinquency is reported on accruing loans that are 30 days or more past due.

Loans Held-for-Sale

Loans held-for-sale include residential mortgages, loan syndications, and to a lesser degree, commercial real estate, consumer finance and other loans, and are carried at the lower of aggregate cost or market or fair value. The Corporation elected on January 1, 2007 to account for certain loans held-for-sale, including first mortgage loans held-for-sale, at fair value in accordance with SFAS 159. Fair values for loans held-for-sale are based on quoted market prices, where available, or are determined by discounting estimated cash flows using interest rates approximating the Corporation's current origination rates for similar loans and adjusted to reflect the inherent credit risk. Mortgage loan origination costs related to loans held-for-sale for which the Corporation elected the fair value option are recognized in noninterest expense when incurred. Mortgage loan origination costs for loans held-for-sale carried at the lower of cost or market are capitalized as part of the carrying amount of the loans and recognized as a reduction of mortgage banking income upon the sale of such loans. Loans held-for-sale are included in other assets.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the assets. Estimated lives range up to 40 years for buildings, up to 12 years for furniture and equipment, and the shorter of lease term or estimated useful life for leasehold improvements.

Mortgage Servicing Rights

Effective January 1, 2006, the Corporation adopted SFAS No. 156 "Accounting for Servicing of Financial Assets" (SFAS 156) and began accounting for consumer-related MSRs at fair value with changes in fair value recorded in mortgage banking income, while commercial-related and residential reverse mortgage MSRs continue to be accounted for using the amortization method (i.e., lower of cost or market) with impairment recognized as a reduction to mortgage banking income. Certain derivatives are used as economic hedges of the MSRs, but are not designated as hedges under SFAS 133. These derivatives are marked to market and recognized through mortgage banking income.

Prior to January 1, 2006, the Corporation applied SFAS 133 hedge accounting for derivative financial instruments that had been designated to hedge MSRs. The loans underlying the MSRs being hedged were stratified into pools that possessed similar interest rate and prepayment risk exposures. The Corporation had designated the hedged risk as the change in the overall fair value of these stratified pools within a daily hedge period. The Corporation performed both prospective and retrospective hedge effectiveness evaluations, using regression analyses. A prospective test was performed to determine whether the hedge was expected to be highly effective at the inception of the hedge. A retrospective test was performed at the end of the daily hedge period to determine whether the hedge was actually effective. Debt securities were also used as economic hedges of MSRs and were accounted for as AFS securities with realized gains or losses recorded in gains (losses) on sales of debt securities and unrealized gains or losses recorded in accumulated OCI in shareholders' equity. For additional information on MSRs, see *Note 21 – Mortgage Servicing Rights* to the Consolidated Financial Statements.

Goodwill and Intangible Assets

Assets and liabilities of companies acquired in purchase transactions are recorded at fair value at the dates of acquisition. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment, at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional step has to be performed. This additional step compares the implied fair value of the reporting unit's goodwill (as defined in SFAS No. 142, "Goodwill and Other Intangible

Assets") with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. In 2007, 2006 and 2005, goodwill was tested for impairment and it was determined that goodwill was not impaired at any of these dates.

Intangible assets subject to amortization are evaluated for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. At December 31, 2007, intangible assets included on the Consolidated Balance Sheet consist of purchased credit card relationship intangibles, core deposit intangibles, affinity relationships, and other intangibles that are amortized on an accelerated or straight-line basis over anticipated periods of benefit of up to 15 years. There were no events or changes in circumstances in 2007, 2006, and 2005 that indicated the carrying amounts of the Corporation's intangibles may not be recoverable.

Special Purpose Financing Entities

In the ordinary course of business, the Corporation supports its customers' financing needs by facilitating the customers' access to different funding sources, assets and risks. In addition, the Corporation utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. These financing entities may be in the form of corporations, partnerships, limited liability companies or trusts, and are generally not consolidated on the Corporation's Consolidated Balance Sheet. The majority of these activities are basic term or revolving securitization vehicles for mortgages, credit cards or other types of loans which are generally funded through term-amortizing debt structures. Other special purpose entities finance their activities by issuing short-term commercial paper. The securities issued from both types of vehicles are designed to be paid off from the underlying cash flows of the vehicles' assets or the reissuance of commercial paper.

Securitizations

The Corporation securitizes, sells and services interests in residential mortgage loans and credit card loans, and from time to time, automobile, other consumer and commercial loans. The accounting for these activities is governed by SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125" (SFAS 140). The securitization vehicles are qualified special purpose entities (QSPEs) which, in accordance with SFAS 140, are legally isolated, bankruptcy remote and beyond the control of the seller. QSPEs are not included in the Corporation's Consolidated Financial Statements. When the Corporation securitizes assets, it may retain interest-only strips, one or more subordinated tranches, subordinated interests in accrued interest and fees on the securitized receivables and, in some cases, cash reserve accounts which are generally considered residual interests in the securitized assets. The Corporation may also retain senior tranches in these securitizations. Gains and losses upon sale of the assets are based on an allocation of the previous carrying amount of the assets to the retained interests. Carrying amounts of assets transferred are allocated in proportion to the relative fair values of the assets sold and interests retained.

Quoted market prices are used to obtain fair values of senior retained interests. Generally, quoted market prices for retained residual interests are not available; therefore, the Corporation estimates fair values based upon the present value of the associated expected future cash flows. This may require management to estimate credit losses, prepayment speeds, forward interest yield curves, discount rates and other factors that impact the value of retained interests. See *Note 8 – Securitizations* to the Consolidated Financial Statements for further discussion.

Interest-only strips retained in connection with credit card securitizations are classified in other assets and carried at fair value, with changes in fair value recorded in card income. Other retained interests are recorded in other assets and/or AFS debt securities and are carried at fair value or amounts that approximate fair value with changes recorded in income or accumulated OCI. If the fair value of such retained interests has declined below its carrying amount and there has been an adverse change in estimated contractual cash flows of the underlying assets, then such decline is determined to be other-than-temporary and the retained interest is written down to fair value with a corresponding adjustment to other income.

Other Special Purpose Financing Entities

Other special purpose financing entities (SPEs) (e.g., Corporation-sponsored multi-seller conduits, collateralized debt obligations, asset acquisition conduits) are generally funded with short-term commercial paper. These financing entities are usually contractually limited to a narrow range of activities that facilitate the transfer of or access to various types of assets or financial instruments and provide the investors in the transaction protection from creditors of the Corporation in the event of bankruptcy or receivership of the Corporation. In certain situations, the Corporation provides liquidity commitments and/or loss protection agreements.

The Corporation determines whether these entities should be consolidated by evaluating the degree to which it maintains control over the financing entity and will receive the risks and rewards of the assets in the financing entity. In making this determination, the Corporation considers whether the entity is a QSPE, which is generally not required to be consolidated by the seller or investors in the entity. For non-QSPE structures or VIEs, the Corporation assesses whether it is the primary beneficiary of the entity. In accordance with FASB Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" (FIN 46R), the entity that will absorb a majority of expected variability (the sum of the absolute values of the expected losses and expected residual returns) consolidates the VIE and is referred to as the primary beneficiary. For additional information on other SPEs, see *Note 9 – Variable Interest Entities* to the Consolidated Financial Statements.

Fair Value

Effective January 1, 2007, the Corporation determines the fair market values of its financial instruments based on the fair value hierarchy established in SFAS 157 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are provided on the following page. The Corporation carries certain corporate loans and loan commitments, loans held-for-sale, structured reverse repurchase agreements, and long-term deposits at fair value in accordance with SFAS 159. The Corporation also carries trading account assets and liabilities, derivative assets and liabilities, AFS debt and marketable equity securities, MSRs, and certain other assets at fair value.

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities, derivative contracts, residential mortgage and loans held-for-sale.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, retained residual interests in securitizations, residential MSRs, asset-backed securities (ABS), highly structured or long-term derivative contracts and certain collateralized debt obligations (CDO) where independent pricing information was not able to be obtained for a significant portion of the underlying assets.

For more information on the fair value of the Corporation's financial instruments see *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements.

Income Taxes

The Corporation accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109) as interpreted by FIN 48, resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Valuation allowances are then recorded to reduce deferred tax assets to the amounts management concludes are more-likely-than-not to be realized.

Under FIN 48, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB). The Corporation accrues income-tax-related interest and penalties (if applicable) within income tax expense.

For additional information on income taxes, see *Note 18 – Income Taxes* to the Consolidated Financial Statements.

Retirement Benefits

The Corporation has established qualified retirement plans covering substantially all full-time and certain part-time employees. Pension expense under these plans is charged to current operations and consists of several components of net pension cost based on various actuarial assumptions regarding future experience under the plans.

In addition, the Corporation has established unfunded supplemental benefit plans and supplemental executive retirement plans for selected officers of the Corporation and its subsidiaries (SERPS) that provide benefits that cannot be paid from a qualified retirement plan due to Internal Revenue Code restrictions. The SERPS were frozen and the executive officers do not accrue any additional benefits. These plans are nonqualified under the Internal Revenue Code and assets used to fund benefit payments are not segregated from other assets of the Corporation; therefore, in general, a participant's or beneficiary's claim to benefits under these plans is as a general creditor. In addition, the Corporation has established several postretirement healthcare and life insurance benefit plans.

The Corporation accounts for its retirement benefit plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions" (SFAS 87), SFAS No. 88, "Employers' Accounting for Settlements and Curtailment of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as applicable.

On December 31, 2006, the Corporation adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158) which requires the recognition of a plan's over-funded or under-funded status as an asset or liability with an offsetting adjustment to accumulated OCI. SFAS 158 requires the determination of the fair values of a plan's assets at a company's year end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of accumulated OCI. These amounts were previously netted against the plans' funded status in the Corporation's Consolidated Balance Sheet. These amounts will be subsequently recognized as components of net periodic benefit costs. Further, actuarial gains and losses that arise in subsequent periods that are not initially recognized as a component of net periodic benefit cost will be recognized as a component of accumulated OCI. Those amounts will subsequently be recorded as a component of net periodic benefit cost as they are amortized during future periods.

Accumulated Other Comprehensive Income

The Corporation records gains and losses on cash flow hedges, unrealized gains and losses on AFS debt and marketable equity securities, unrecognized actuarial gains and losses, transition obligation and prior service costs on pension and postretirement plans, foreign currency translation adjustments, and related hedges of net investments in foreign operations in accumulated OCI, net-of-tax. Accumulated OCI also includes fair value adjustments on certain retained interests in the Corporation's securitization transactions. Gains or losses on derivatives accounted for as cash flow hedges are reclassified to income when the hedged transaction affects earnings. Gains and losses on AFS debt and marketable equity securities are reclassified to income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to income at the time of the charge. Translation gains or losses on foreign currency translation adjustments are reclassified to income upon the substantial sale or liquidation of investments in foreign operations.

Earnings Per Common Share

Earnings per common share is computed by dividing net income available to common shareholders by the weighted average common shares issued and outstanding. For diluted earnings per common share, net income available to common shareholders is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of stock options outstanding, restricted stock and restricted stock units, if applicable. The effects of restricted stock, restricted stock units and stock options are excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive. Dilutive potential common shares are calculated using the treasury stock method.

Foreign Currency Translation

Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For certain of the foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated, for consolidation purposes, at period-end rates from the local currency to the reporting currency, the U.S. dollar. The resulting unrealized gains or losses are reported as a component of accumulated OCI on a net-of-tax basis. When the foreign entity's functional currency is determined to be the U.S. dollar, the resulting remeasurement currency gains or losses on foreign-denominated assets or liabilities are included in net income.

Credit Card Arrangements

Endorsing Organization Agreements

The Corporation contracts with other organizations to obtain their endorsement of the Corporation's loan products. This endorsement may provide the Corporation exclusive rights to market to the organization's members or to customers on behalf of the Corporation. These organizations endorse the Corporation's loan products and provide the Corporation with their mailing lists and marketing activities. These agreements generally have terms that range from five to seven years. The Corporation typically pays royalties in exchange for their endorsement. These compensation costs to the Corporation are recorded as contra-revenue against card income.

Cardholder Reward Agreements

The Corporation offers reward programs that allow its cardholders to earn points that can be redeemed for a broad range of rewards including cash, travel and discounted products. The Corporation establishes a rewards liability based upon the points earned which are expected to be redeemed and the average cost per point redemption. The points to be redeemed are estimated based on past redemption behavior, card product type, account transaction activity and other historical card performance. The liability is reduced as the points are redeemed. The estimated cost of the rewards programs is recorded as contra-revenue against card income.

Stock-based Compensation

On January 1, 2006, the Corporation adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R) under the modified-prospective application. The Corporation had previously adopted the fair value-based method of accounting for stock-based employee compensation under SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123," (SFAS 148) prospectively, on January 1, 2003. Had the Corporation adopted SFAS 148 retrospectively, the impact in 2005 would not have been material. For additional information on stock-based employee compensation, see *Note 17 – Stock-Based Compensation Plans* to the Consolidated Financial Statements.

Note 2 – Merger and Restructuring Activity

LaSalle Bank Corporation Merger

On October 1, 2007, the Corporation acquired all the outstanding shares of LaSalle, for $21.0 billion in cash. As part of the acquisition, ABN AMRO Bank N.V. (the seller) capitalized approximately $6.3 billion as equity of intercompany debt prior to the date of the acquisition. With this acquisition, the Corporation significantly expanded its presence in metropolitan Chicago, Illinois and Michigan by adding LaSalle's commercial banking clients, retail customers, and banking centers. LaSalle's results of operations were included in the Corporation's results beginning October 1, 2007.

The LaSalle acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations" (SFAS 141). The preliminary purchase price has been allocated to the assets acquired and the liabilities assumed based on their fair values at the LaSalle acquisition date as summarized in the following table.

LaSalle Preliminary Purchase Price Allocation

(Dollars in millions)	
Purchase price	**$21,015**
Preliminary allocation of the purchase price	
LaSalle stockholders' equity	12,495
LaSalle goodwill and intangible assets	(2,728)
Adjustments to reflect assets acquired and liabilities assumed at fair value:	
Loans and leases	(88)
Premises and equipment	(139)
Identified intangibles [1]	1,029
Other assets	(248)
Exit and termination liabilities	(339)
Other liabilities and deferred income taxes	(72)
Fair value of net assets acquired	9,910
Preliminary goodwill resulting from the LaSalle merger [2]	**$11,105**

(1) Includes core deposit intangibles of $700 million and other intangibles of $329 million. The amortization life for core deposit intangibles and other intangibles is 10 years. These intangibles are amortized on an accelerated basis.

(2) No goodwill is expected to be deductible for tax purposes. The goodwill has been allocated across all of the Corporation's business segments.

The Corporation acquired certain loans for which there was, at the time of the merger, evidence of deterioration of credit quality since origination and for which it was probable that all contractually required payments would not be collected. The outstanding contractual balance of such loans was approximately $850 million and the recorded fair value was approximately $650 million as of the merger date. At December 31, 2007, the outstanding contractual balance of such loans was approximately $710 million and the recorded fair value was approximately $590 million.

U.S. Trust Corporation Merger

On July 1, 2007, the Corporation acquired all the outstanding shares of U.S. Trust Corporation for $3.3 billion in cash. The Corporation allocated $1.6 billion to goodwill and $1.3 billion to intangible assets as part of the preliminary purchase price allocation. U.S. Trust Corporation's results of operations were included in the Corporation's results beginning July 1, 2007. The acquisition significantly increased the size and capabilities of the Corporation's wealth management business and positions it as one of the largest financial services companies managing private wealth in the U.S.

MBNA Merger

On January 1, 2006, the Corporation acquired 100 percent of the outstanding stock of MBNA for $34.6 billion. In connection therewith, 1,260 million shares of MBNA common stock were exchanged for 631 million shares of the Corporation's common stock. Prior to the MBNA merger, this represented approximately 16 percent of the Corporation's outstanding common stock. MBNA shareholders also received cash of $5.2 billion. The MBNA merger was a tax-free merger for the Corporation. The acquisition expanded the Corporation's customer base and its opportunity to deepen customer relationships across the full breadth of the Corporation by delivering innovative deposit, lending and investment products and services to MBNA's customer base. Additionally, the acquisition allowed the Corporation to significantly increase its affinity relationships through MBNA's credit card operations and sell these credit cards through the Corporation's delivery channels (including the retail branch network). MBNA's results of operations were included in the Corporation's results beginning January 1, 2006.

The MBNA merger was accounted for under the purchase method of accounting in accordance with SFAS 141. The purchase price has been allocated to the assets acquired and the liabilities assumed based on their fair values at the MBNA merger date as summarized in the table below.

MBNA Purchase Price Allocation

(Dollars in millions, except per share amounts)		
Purchase price		
Purchase price per share of the Corporation's common stock [1]	$45.856	
Exchange ratio	0.5009	
Purchase price per share of the Corporation's common stock exchanged	$22.969	
Cash portion of the MBNA merger consideration	4.125	
Implied value of one share of MBNA common stock	27.094	
MBNA common stock exchanged	1,260	
Total value of the Corporation's common stock and cash exchanged	$34,139	
Fair value of outstanding stock options and direct acquisition costs	467	
Total purchase price	**$34,606**	
Allocation of the purchase price		
MBNA stockholders' equity		$13,410
MBNA goodwill and intangible assets		(3,564)
Adjustments to reflect assets acquired and liabilities assumed at fair value:		
Loans and leases		(292)
Premises and equipment		(563)
Identified intangibles [2]		7,881
Other assets		(683)
Deposits		(97)
Exit and termination liabilities		(269)
Other personnel-related liabilities		(634)
Other liabilities and deferred income taxes		(564)
Long-term debt		(409)
Fair value of net assets acquired		14,216
Goodwill resulting from the MBNA merger [3]		**$20,390**

[1] The value of the shares of common stock exchanged with MBNA shareholders was based upon the average of the closing prices of the Corporation's common stock for the period commencing two trading days before, and ending two trading days after, June 30, 2005, the date of the MBNA merger announcement.

[2] Includes purchased credit card relationships of $5,698 million, affinity relationships of $1,641 million, core deposit intangibles of $214 million, and other intangibles, including trademarks, of $328 million. The amortization life for core deposit intangibles is 10 years, purchased credit card relationships and affinity relationships are 15 years, and other intangibles over periods not exceeding 10 years. These intangibles are primarily amortized on an accelerated basis.

[3] No goodwill is deductible for tax purposes. Substantially all goodwill was allocated to *Global Consumer and Small Business Banking.*

The Corporation acquired certain loans for which there was, at the time of the merger, evidence of deterioration of credit quality since origination and for which it was probable that all contractually required payments would not be collected. The outstanding contractual balance of such loans was approximately $1.3 billion and the fair value was approximately $940 million as of the merger date. At December 31, 2007 and 2006, there was no outstanding contractual balance of such loans.

Unaudited Pro Forma Condensed Combined Financial Information for MBNA

The following unaudited pro forma condensed combined financial information presents the results of operations of the Corporation had the MBNA merger taken place at January 1, 2005.

	Pro Forma
(Dollars in millions)	2005
Net interest income	$34,029
Noninterest income	33,731
Total revenue, net of interest expense	67,760
Provision for credit losses	5,082
Merger and restructuring charges	1,179
Other noninterest expense	34,411
Income before income taxes	27,088
Net income	18,157

Merger and restructuring charges in the preceding table include a nonrecurring restructuring charge related to legacy MBNA of $767 million for 2005. Pro forma earnings per common share and diluted earnings per common share would have been $3.90 and $3.86 for 2005.

Merger and Restructuring Charges

Merger and restructuring charges are recorded in the Consolidated Statement of Income and include incremental costs to integrate the operations of the Corporation, LaSalle, U.S. Trust Corporation, MBNA and FleetBoston Financial Corporation (FleetBoston). These charges represent costs associated with these one-time activities and do not represent ongoing costs of the fully integrated combined organization. The following table presents severance and employee-related charges, systems integrations and related charges, and other merger-related charges.

(Dollars in millions)	2007 [1]	2006	2005 [2]
Severance and employee-related charges	$106	$ 85	$ 39
Systems integrations and related charges	240	552	218
Other	64	168	155
Total merger and restructuring charges	$410	$805	$412

(1) Included for 2007 are merger-related charges of $233 million, $109 million and $68 million related to the MBNA, U.S. Trust Corporation and LaSalle mergers, respectively.

(2) Charges for 2005 relate to the FleetBoston merger.

Merger-related Exit Cost and Restructuring Reserves

The following table presents the changes in exit cost and restructuring reserves for 2007 and 2006.

	Exit Cost Reserves [1]		Restructuring Reserves [2]	
(Dollars in millions)	2007	2006	2007	2006
Balance, January 1	$ 125	$ –	$ 67	$ –
Exit cost and restructuring charges:				
MBNA	–	269	17	160
U.S. Trust Corporation	52	–	38	–
LaSalle	339	–	47	–
Cash payments	(139)	(144)	(61)	(93)
Balance, December 31	$ 377	$ 125	$108	$ 67

(1) Exit cost reserves were established in purchase accounting resulting in an increase in goodwill.

(2) Restructuring reserves were established by a charge to merger and restructuring charges.

As of December 31, 2006, there were $125 million of exit cost reserves related to the MBNA merger, including $121 million for severance, relocation and other employee-related expenses and $4 million for contract terminations. During 2007, $391 million was added to the exit cost reserves of which $52 million and $339 million related to the U.S. Trust Corporation and LaSalle mergers. Included in the $391 million exit cost charges during 2007 were approximately $193 million in severance, relocation and other employee-related costs and $198 million in contract terminations. Cash payments of $139 million during 2007 consisted of $127 million in severance, relocation and other employee-related costs and $12 million for contract terminations.

As of December 31, 2006, there were $67 million of restructuring reserves related to the MBNA acquisition, including $58 million related to severance and other employee-related expenses and $9 million related to contract terminations. During 2007, $102 million was added to the restructuring reserves of which $17 million, $38 million and $47 million related to severance and other employee-related expenses associated with the MBNA, U.S. Trust Corporation and LaSalle mergers, respectively. Cash payments of $61 million during 2007 consisted of $56 million in severance and other employee-related costs and $5 million in contract terminations.

Payments under exit cost and restructuring reserves associated with the MBNA merger were substantially completed in 2007 while payments associated with the U.S. Trust Corporation and LaSalle mergers will continue into 2009.

Note 3 – Trading Account Assets and Liabilities

The following table presents the fair values of the components of trading account assets and liabilities at December 31, 2007 and 2006.

(Dollars in millions)	December 31 2007	2006
Trading account assets		
Corporate securities, trading loans and other	$ 55,360	$ 53,923
U.S. Government and agency securities [(1)]	48,240	36,656
Equity securities	22,910	27,103
Mortgage trading loans and asset-backed securities	18,393	15,449
Foreign sovereign debt	17,161	19,921
Total trading account assets	$162,064	$153,052
Trading account liabilities		
U.S. Government and agency securities	$ 35,375	$ 26,760
Equity securities	25,926	23,908
Foreign sovereign debt	9,292	9,261
Corporate securities and other	6,749	7,741
Total trading account liabilities	$ 77,342	$ 67,670

(1) Includes $21.5 billion and $22.7 billion at December 31, 2007 and 2006 of government-sponsored enterprise obligations that are not backed by the full faith and credit of the U.S. Government.

Note 4 – Derivatives

The Corporation designates derivatives as trading derivatives, economic hedges, or as derivatives used for SFAS 133 accounting purposes. For additional information on the Corporation's derivatives and hedging activities, see *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements.

Credit Risk Associated with Derivative Activities

Credit risk associated with derivatives is measured as the net replacement cost in the event the counterparties with contracts in a gain position to the Corporation completely fail to perform under the terms of those contracts. In managing derivative credit risk, both the current exposure, which is the replacement cost of contracts on the measurement date, as well as an estimate of the potential change in value of contracts over their remaining lives are considered. The Corporation's derivative activities are primarily with financial institutions and corporations. To minimize credit risk, the Corporation enters into legally enforceable master netting agreements which reduce risk by permitting the closeout and netting of transactions with the same counterparty upon occurrence of certain events. In addition, the Corporation reduces credit risk by obtaining collateral from counterparties. The determination of the need for and the levels of collateral will vary based on an assessment of the credit risk of the counterparty. Generally, the Corporation accepts collateral in the form of cash, U.S. Treasury securities and other marketable securities. The Corporation held $34.2 billion of collateral on derivative positions, of which $21.3 billion could be applied against credit risk at December 31, 2007.

A portion of the derivative activity involves exchange-traded instruments. Exchange-traded instruments conform to standard terms and are subject to policies set by the exchange involved, including margin and security deposit requirements. Management believes the credit risk associated with these types of instruments is minimal. The average fair value of derivative assets, less cash collateral, for 2007 and 2006 was $29.7 billion and $24.2 billion. The average fair value of derivative liabilities, less cash collateral, for 2007 and 2006 was $20.6 billion and $16.6 billion.

(Dollars in millions)	December 31, 2007 Contract/ Notional [1]	December 31, 2007 Credit Risk	December 31, 2006 Contract/ Notional [1]	December 31, 2006 Credit Risk
Interest rate contracts				
Swaps	$22,472,949	$15,368	$18,185,655	$ 9,601
Futures and forwards	2,596,146	10	2,283,579	103
Written options	1,402,626	-	1,043,933	–
Purchased options	1,479,985	2,508	1,308,888	2,212
Foreign exchange contracts				
Swaps	505,878	7,350	451,462	4,241
Spot, futures and forwards	1,600,683	4,124	1,234,009	2,995
Written options	341,148	-	464,420	–
Purchased options	339,101	1,033	414,004	1,391
Equity contracts				
Swaps	56,300	2,026	32,247	577
Futures and forwards	12,174	10	19,947	24
Written options	166,736	-	102,902	–
Purchased options	195,240	6,337	104,958	7,513
Commodity contracts				
Swaps	13,627	770	4,868	1,129
Futures and forwards	14,391	12	13,513	2
Written options	14,206	-	9,947	–
Purchased options	13,093	372	6,796	184
Credit derivatives	3,046,381	7,493	1,497,869	756
Credit risk before cash collateral		47,413		30,728
Less: Cash collateral applied		12,751		7,289
Total derivative assets		$34,662		$23,439

[1] Represents the total contract/notional amount of the derivatives outstanding and includes both short and long positions.

The table above presents the contract/notional amounts and credit risk amounts at December 31, 2007 and 2006 of all the Corporation's derivative positions. These derivative positions are primarily executed in the over-the-counter market.

The credit risk amounts take into consideration the effects of legally enforceable master netting agreements, and on an aggregate basis have been reduced by the cash collateral applied against derivative assets. At December 31, 2007 and 2006, the cash collateral applied against derivative assets on the Consolidated Balance Sheet was $12.8 billion and $7.3 billion. In addition, at December 31, 2007 and 2006, the cash collateral placed against derivative liabilities was $10.0 billion and $6.5 billion.

ALM Activities

Interest rate contracts and foreign exchange contracts are utilized in the Corporation's ALM activities. The Corporation maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant fluctuations in earnings that are caused by interest rate volatility. The Corporation's goal is to manage interest rate sensitivity so that movements in interest rates do not significantly adversely affect net interest income. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this unrealized appreciation or depreciation. Interest income and interest expense on hedged variable-rate assets and liabilities increase or decrease as a result of interest rate fluctuations. Gains and losses on the derivative instruments that are linked to these hedged assets and liabilities are expected to substantially offset this variability in earnings.

Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the Corporation to manage its interest rate risk position. Non-leveraged generic interest rate swaps involve the exchange of fixed-rate and variable-rate interest payments based on the contractual underlying notional amount. Basis swaps involve the exchange of interest payments based on the contractual underlying notional amounts, where both the pay rate and the receive rate are floating rates based on different indices. Option products primarily consist of caps, floors and swaptions. Futures contracts used for the Corporation's ALM activities are primarily index futures providing for cash payments based upon the movements of an underlying rate index.

The Corporation uses foreign currency contracts to manage the foreign exchange risk associated with certain foreign currency-denominated assets and liabilities, as well as the Corporation's investments in foreign subsidiaries. Foreign exchange contracts, which include spot and forward contracts, represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price on an agreed-upon settlement date. Exposure to loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate.

Fair Value, Cash Flow and Net Investment Hedges

The Corporation uses various types of interest rate and foreign exchange derivative contracts to protect against changes in the fair value of its assets and liabilities due to fluctuations in interest rates and exchange rates (fair value hedges). The Corporation also uses these types of contracts to protect against changes in the cash flows of its assets and liabilities, and other forecasted transactions (cash flow hedges). During the next 12 months, net losses on derivative instruments included in accumulated OCI of approximately $1.3 billion ($820 million net-of-tax) are expected to be reclassified into earnings. These net losses reclassified into earnings are expected to impact net interest income related to the respective hedged items.

The following table summarizes certain information related to the Corporation's derivative hedges accounted for under SFAS 133 for 2007, 2006 and 2005.

(Dollars in millions)	2007	2006	2005
Fair value hedges			
Hedge ineffectiveness recognized in net interest income and mortgage banking income [1]	**$55**	$23	$166
Net loss excluded from assessment of effectiveness [2]	**–**	–	(13)
Cash flow hedges			
Hedge ineffectiveness recognized in net interest income	**4**	18	(31)
Net gains on transactions which are probable of not occurring recognized in other income	**18**	–	–

[1] Hedge ineffectiveness was recognized in net interest income in 2007 and 2006 and net interest income and mortgage banking income in 2005.
[2] Net loss excluded from assessment of effectiveness was recorded primarily within mortgage banking income in 2005.

The Corporation hedges its net investment in consolidated foreign operations determined to have functional currencies other than the U.S. dollar using forward foreign exchange contracts that typically settle in 90 days. The Corporation recorded net derivative losses in accumulated OCI associated with net investment hedges of $516 million for 2007 as compared to losses of $475 million in 2006 and gains of $66 million in 2005.

Note 5 – Securities

The amortized cost, gross unrealized gains and losses, and fair value of AFS debt and marketable equity securities at December 31, 2007 and 2006 were:

(Dollars in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale debt securities, December 31, 2007				
U.S. Treasury securities and agency debentures	**$ 749**	**$ 10**	**$ -**	**$ 759**
Mortgage-backed securities [1]	**166,768**	**92**	**(3,144)**	**163,716**
Foreign securities	**6,568**	**290**	**(101)**	**6,757**
Corporate/Agency bonds	**3,107**	**2**	**(76)**	**3,033**
Other taxable securities [2]	**24,608**	**69**	**(84)**	**24,593**
Total taxable securities	**201,800**	**463**	**(3,405)**	**198,858**
Tax-exempt securities	**14,468**	**73**	**(69)**	**14,472**
Total available-for-sale debt securities	**$216,268**	**$ 536**	**$(3,474)**	**$213,330**
Available-for-sale marketable equity securities [3]	**$ 6,562**	**$13,530**	**$ (352)**	**$ 19,740**
Available-for-sale debt securities, December 31, 2006				
U.S. Treasury securities and agency debentures	$ 697	$ -	$ (9)	$ 688
Mortgage-backed securities [1]	161,693	4	(4,804)	156,893
Foreign securities	12,126	2	(78)	12,050
Corporate/Agency bonds	4,699	–	(96)	4,603
Other taxable securities [2]	12,077	10	(38)	12,049
Total taxable securities	191,292	16	(5,025)	186,283
Tax-exempt securities	6,493	64	(34)	6,523
Total available-for-sale debt securities	$197,785	$ 80	$(5,059)	$192,806
Available-for-sale marketable equity securities [3]	$ 2,799	$ 408	$ (10)	$ 3,197

[1] Substantially all securities were issued by U.S. government-backed or government-sponsored enterprises.
[2] Includes ABS.
[3] Represents those AFS marketable equity securities that are recorded in other assets on the Consolidated Balance Sheet. At December 31, 2007, approximately $16.2 billion of the fair value balance, including $13.4 billion of unrealized gain, represents China Construction Bank (CCB) shares. At December 31, 2006 these CCB shares were accounted for at cost and therefore excluded from this table.

At December 31, 2007, the amortized cost and fair value of both taxable and tax-exempt held-to-maturity debt securities was $726 million. At December 31, 2006, the amortized cost and fair value of both taxable and tax-exempt held-to-maturity debt securities was $40 million. Effective January 1, 2007, the Corporation redesignated $909 million of debt securities at amortized cost from AFS to held-to-maturity.

At December 31, 2007 and 2006, accumulated net unrealized gains (losses) on AFS debt and marketable equity securities included in accumulated OCI were $6.6 billion and $(2.9) billion, net of the related income tax (expense) benefit of $(3.7) billion and $1.7 billion.

The following table presents the current fair value and the associated gross unrealized losses only on investments in securities with gross unrealized losses at December 31, 2007 and 2006. The table also discloses whether these securities have had gross unrealized losses for less than twelve months, or for twelve months or longer.

	Less than twelve months		Twelve months or longer		Total	
(Dollars in millions)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale debt securities as of December 31, 2007						
Mortgage-backed securities	$10,103	$(438)	$140,600	$(2,706)	$150,703	$(3,144)
Foreign securities	357	(88)	2,129	(13)	2,486	(101)
Corporate/Agency bonds	127	(2)	2,181	(74)	2,308	(76)
Other taxable securities	622	(25)	712	(59)	1,334	(84)
Total taxable securities	11,209	(553)	145,622	(2,852)	156,831	(3,405)
Tax-exempt securities	2,563	(66)	505	(3)	3,068	(69)
Total temporarily-impaired available-for-sale debt securities	13,772	(619)	146,127	(2,855)	159,899	(3,474)
Temporarily-impaired available-for-sale marketable equity securities	2,353	(322)	57	(30)	2,410	(352)
Total temporarily-impaired available-for-sale securities	$16,125	$(941)	$146,184	$(2,885)	$162,309	$(3,826)
Available-for-sale debt securities as of December 31, 2006						
U.S. Treasury securities and agency debentures	$ 387	$ (9)	$ –	$ –	$ 387	$ (9)
Mortgage-backed securities	4,684	(128)	151,092	(4,676)	155,776	(4,804)
Foreign securities	45	(1)	6,908	(77)	6,953	(78)
Corporate/Agency bonds	4,199	(96)	–	–	4,199	(96)
Other taxable securities	1,253	(29)	287	(9)	1,540	(38)
Total taxable securities	10,568	(263)	158,287	(4,762)	168,855	(5,025)
Tax-exempt securities	811	(4)	1,271	(30)	2,082	(34)
Total temporarily-impaired available-for-sale debt securities	11,379	(267)	159,558	(4,792)	170,937	(5,059)
Temporarily-impaired available-for-sale marketable equity securities	244	(10)	–	–	244	(10)
Total temporarily-impaired available-for-sale securities	$11,623	$(277)	$159,558	$(4,792)	$171,181	$(5,069)

Management evaluates securities for other-than-temporary impairment on a quarterly basis, and more frequently when conditions warrant such evaluation. Factors considered in determining whether an impairment is other-than-temporary include (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2007, the amortized cost of approximately 7,000 securities in AFS securities exceeded their fair value by $3.8 billion. Included in the $3.8 billion of gross unrealized losses on AFS securities at December 31, 2007, was $941 million of gross unrealized losses that have existed for less than twelve months and $2.9 billion of gross unrealized losses that have existed for a period of twelve months or longer. Of the gross unrealized losses existing for twelve months or longer, $2.7 billion, or 94 percent, of the gross unrealized loss is related to approximately 800 mortgage-backed securities. These securities are predominantly guaranteed by either the Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or Government National Mortgage Association (GNMA). The gross unrealized losses on these mortgage-backed securities are due to overall increases in market interest rates subsequent to purchase. The Corporation has the ability and intent to hold these securities for a period of time sufficient to recover all gross unrealized losses. Accordingly, the Corporation has not recognized any other-than-temporary impairment for these securities.

The Corporation had investments in securities from Fannie Mae and Freddie Mac that exceeded 10 percent of consolidated shareholders' equity as of December 31, 2007 and 2006. Those investments had fair values of $100.8 billion and $43.2 billion at December 31, 2007, and $109.9 billion and $42.0 billion at December 31, 2006. In addition, these investments had total amortized costs of $102.9 billion and $43.9 billion at December 31, 2007, and $113.5 billion and $43.3 billion at December 31, 2006. As disclosed in the preceding paragraph, the Corporation has not recognized any other-than-temporary impairment for these securities.

The Corporation recognized $398 million of impairment losses on AFS debt securities during 2007. No such losses were recognized during 2006 or 2005.

Securities are pledged or assigned to secure borrowed funds, government and trust deposits and for other purposes. The carrying value of pledged securities was $107.4 billion and $83.8 billion at December 31, 2007 and 2006.

The expected maturity distribution of the Corporation's mortgage-backed securities and the contractual maturity distribution of the Corporation's other debt securities, and the yields of its AFS debt securities portfolio at December 31, 2007 are summarized in the following table. Actual maturities may differ from the contractual or expected maturities shown in the following table since borrowers may have the right to prepay obligations with or without prepayment penalties.

(Dollars in millions)	December 31, 2007									
	Due in one year or less		Due after one year through five years		Due after five years through ten years		Due after ten years		Total	
	Amount	Yield [1]	Amount	Yield [1]	Amount	Yield [1]	Amount	Yield [1]	Amount	Yield [1]
Fair value of available-for-sale debt securities										
U.S. Treasury securities and agency debentures	$ 93	3.82%	$ 541	3.97%	$ 119	4.45%	$ 6	5.82%	$ 759	4.04%
Mortgage-backed securities	30	7.50	7,484	5.20	141,558	5.08	14,644	6.81	163,716	5.24
Foreign securities	1,658	4.57	4,095	5.52	54	8.96	950	7.57	6,757	5.67
Corporate/Agency bonds	215	4.30	1,032	4.47	1,691	4.97	95	5.52	3,033	4.77
Other taxable securities	13,044	4.69	7,017	5.13	2,399	5.76	2,133	5.59	24,593	5.00
Total taxable securities	15,040	4.67	20,169	5.17	145,821	5.09	17,828	6.70	198,858	5.21
Tax-exempt securities [2]	352	5.79	2,891	5.89	8,058	6.38	3,171	6.86	14,472	6.38
Total available-for-sale debt securities	**$15,392**	**4.69**	**$23,060**	**5.26**	**$153,879**	**5.16**	**$20,999**	**6.72**	**$213,330**	**5.29**
Amortized cost of available-for-sale debt securities	**$15,120**		**$23,205**		**$156,495**		**$21,448**		**$216,268**	

[1] Yields are calculated based on the amortized cost of the securities.
[2] Yields of tax-exempt securities are calculated on a fully taxable-equivalent (FTE) basis.

The components of realized gains and losses on sales of debt securities for 2007, 2006 and 2005 were:

(Dollars in millions)	2007	2006	2005
Gross gains	**$197**	$ 87	$1,154
Gross losses	**(17)**	(530)	(70)
Net gains (losses) on sales of debt securities	**$180**	$(443)	$1,084

The income tax expense (benefit) attributable to realized net gains (losses) on sales of debt securities was $67 million, $(163) million and $400 million in 2007, 2006 and 2005, respectively.

Certain Corporate and Strategic Investments

In 2007, the Corporation made a $2.0 billion investment in Countrywide Financial Corporation (Countrywide), the largest mortgage lender in the U.S., in the form of Series B non-voting convertible preferred securities yielding 7.25 percent, which are recorded in other assets. This investment is accounted for under the cost method of accounting.

The Corporation owns approximately eight percent, or 19.1 billion common shares, of CCB. These common shares are accounted for at fair value and recorded as AFS marketable equity securities in other assets. Prior to the fourth quarter of 2007, these shares were accounted for at cost as they are nontransferable until October 2008. The cost and fair value of the CCB investment was approximately $3.0 billion and $16.4 billion at December 31, 2007. Dividend income on this investment is recorded in equity investment income. The Corporation also holds an option to increase its ownership interest in CCB to 19.1 percent. Additional shares received upon exercise of this option are restricted through August 2011. This option expires in February 2011. The strike price of the option is based on the IPO price that steps up on an annual basis and is currently at 103 percent of the IPO price. The strike price of the option is capped at 118 percent depending when the option is exercised.

Additionally, the Corporation owns approximately 137.0 million and 41.1 million of preferred and common shares, respectively, of Banco Itaú Holding Financeira S.A. (Banco Itaú) at December 31, 2007 which are recorded in other assets. These shares are accounted for at cost as they are non-transferable until May 2009. These shares are currently carried at cost but will be accounted for as AFS marketable equity securities and carried at fair value with an offset to accumulated OCI beginning in the second quarter of 2008. Dividend income on this investment is recorded in equity investment income. The cost and fair value of this investment was $2.6 billion and $4.6 billion at December 31, 2007.

The Corporation has a 24.9 percent, or $2.6 billion, investment in Grupo Financiero Santander, S.A., the subsidiary of Grupo Santander, S.A. This investment is recorded in other assets and is accounted for under the equity method of accounting with income being recorded in equity investment income.

For additional information on securities, see *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements.

Note 6 – Outstanding Loans and Leases

Outstanding loans and leases at December 31, 2007 and 2006 were:

(Dollars in millions)	December 31 2007	2006
Consumer		
Residential mortgage	**$274,949**	$241,181
Credit card – domestic	**65,774**	61,195
Credit card – foreign	**14,950**	10,999
Home equity [1]	**114,834**	87,893
Direct/Indirect consumer [1, 2]	**76,844**	59,378
Other consumer [1, 3]	**3,850**	5,059
Total consumer	**551,201**	465,705
Commercial		
Commercial – domestic [4]	**208,297**	161,982
Commercial real estate [5]	**61,298**	36,258
Commercial lease financing	**22,582**	21,864
Commercial – foreign	**28,376**	20,681
Total commercial loans measured at historical cost	**320,553**	240,785
Commercial loans measured at fair value [6]	**4,590**	n/a
Total commercial	**325,143**	240,785
Total loans and leases	**$876,344**	$706,490

[1] Home equity loan balances previously included in direct/indirect consumer and other consumer were reclassified to home equity to conform to current year presentation. Additionally, certain foreign consumer balances were reclassified from other consumer to direct/indirect consumer to conform to current year presentation.
[2] Includes foreign consumer loans of $3.4 billion and $3.9 billion at December 31, 2007 and 2006.
[3] Includes other foreign consumer loans of $829 million and $2.3 billion, and consumer finance loans of $3.0 billion and $2.8 billion at December 31, 2007 and 2006.
[4] Includes small business commercial – domestic loans, primarily card-related, of $17.8 billion and $13.7 billion at December 31, 2007 and 2006.
[5] Includes domestic commercial real estate loans of $60.2 billion and $35.7 billion, and foreign commercial real estate loans of $1.1 billion and $578 million at December 31, 2007 and 2006.
[6] Certain commercial loans are measured at fair value in accordance with SFAS 159 and include commercial – domestic loans of $3.5 billion, commercial – foreign loans of $790 million and commercial real estate loans of $304 million at December 31, 2007. See *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements for additional discussion of fair value for certain financial instruments.
n/a = not applicable

The following table presents the recorded loan amounts, without consideration for the specific component of the allowance for loan and lease losses, that were considered individually impaired in accordance with SFAS 114 at December 31, 2007 and 2006. SFAS 114 impairment includes performing troubled debt restructurings and excludes all commercial leases.

(Dollars in millions)	December 31 2007	2006
Commercial – domestic [1]	**$1,018**	$586
Commercial real estate	**1,099**	118
Commercial – foreign	**19**	13
Total impaired loans	**$2,136**	$717

[1] Includes small business commercial – domestic loans of $135 million and $79 million at December 31, 2007 and 2006.

The average recorded investment in certain impaired loans for 2007, 2006 and 2005 was approximately $1.2 billion, $722 million and $852 million, respectively. At December 31, 2007 and 2006, the recorded investment in impaired loans requiring an allowance for loan and lease losses based on individual analysis per SFAS 114 guidelines was $1.2 billion and $567 million, and the related allowance for loan and lease losses was $123 million and $43 million. For 2007, 2006 and 2005, interest income recognized on impaired loans totaled $130 million, $36 million and $17 million, respectively, all of which was recognized on a cash basis.

At December 31, 2007 and 2006, nonperforming loans and leases, including impaired and nonaccrual consumer loans, totaled $5.6 billion and $1.8 billion. In addition, included in other assets were consumer and commercial nonperforming loans held-for-sale of $188 million and $80 million at December 31, 2007 and 2006.

The Corporation has loan products with varying terms (e.g., interest-only mortgages, option adjustable rate mortgages, etc.) and loans with high loan-to-value ratios. Exposure to any of these loan products does not result in a significant concentration of credit risk. Terms of loan products, collateral coverage, the borrower's credit history, and the amount of these loans that are retained on the Corporation's balance sheet are included in the Corporation's assessment when establishing its allowance for loan and lease losses.

Note 7 – Allowance for Credit Losses

The following table summarizes the changes in the allowance for credit losses for 2007, 2006 and 2005.

(Dollars in millions)	2007	2006	2005
Allowance for loan and lease losses, January 1	$ 9,016	$ 8,045	$ 8,626
Adjustment due to the adoption of SFAS 159	(32)	–	–
LaSalle balance, October 1, 2007	725	–	–
U.S. Trust Corporation balance, July 1, 2007	25	–	–
MBNA balance, January 1, 2006	–	577	–
Loans and leases charged off	(7,730)	(5,881)	(5,794)
Recoveries of loans and leases previously charged off	1,250	1,342	1,232
Net charge-offs	(6,480)	(4,539)	(4,562)
Provision for loan and lease losses	8,357	5,001	4,021
Other	(23)	(68)	(40)
Allowance for loan and lease losses, December 31	11,588	9,016	8,045
Reserve for unfunded lending commitments, January 1	397	395	402
Adjustment due to the adoption of SFAS 159	(28)	–	–
LaSalle balance, October 1, 2007	124	–	–
Provision for unfunded lending commitments	28	9	(7)
Other	(3)	(7)	–
Reserve for unfunded lending commitments, December 31	518	397	395
Allowance for credit losses, December 31	$12,106	$ 9,413	$ 8,440

Note 8 – Securitizations

The Corporation securitizes loans which may be serviced by the Corporation or by third parties. With each securitization, the Corporation may retain all or a portion of the securities, subordinated tranches, interest-only strips, subordinated interests in accrued interest and fees on the securitized receivables, and, in some cases, cash reserve accounts, all of which are called retained interests. These retained interests are recorded in other assets and/or AFS debt securities and are carried at fair value or amounts that approximate fair value with changes recorded in income or accumulated OCI. Changes in the fair value for credit card-related interest-only strips are recorded in card income.

Mortgage-related Securitizations

The Corporation securitizes a portion of its residential mortgage loan originations in conjunction with or shortly after loan closing. In addition, the Corporation may, from time to time, securitize commercial mortgages and first residential mortgages that it originates or purchases from other entities. In 2007 and 2006, the Corporation converted a total of $84.5 billion (including $13.2 billion originated by other entities) and $70.4 billion (including $20.4 billion originated by other entities), of commercial mortgages and first residential mortgages into mortgage-backed securities issued through Fannie Mae, Freddie Mac, GNMA, Bank of America, N.A. and Banc of America Mortgage Securities. At December 31, 2007 and 2006, the Corporation retained $9.2 billion (including $3.3 billion issued prior to 2007) and $5.5 billion (including $4.2 billion issued prior to 2006) of securities that were valued using quoted market prices. In addition, the Corporation retained securities, including residual interests, which totaled $196 million and $224 million at December 31, 2007 and 2006 and are classified in trading account assets, with changes in fair value recorded in earnings.

In 2007, the Corporation reported $633 million in gains on loans converted into securities and sold, of which gains of $584 million were from loans originated by the Corporation and $49 million were from loans originated by other entities. In 2006, the Corporation reported $357 million in gains on loans converted into securities and sold, of which gains of $329 million were from loans originated by the Corporation and $28 million were from loans originated by other entities. At December 31, 2007 and 2006, the Corporation had recourse obligations of $150 million and $412 million with varying terms up to seven years on loans that had been securitized and sold.

In 2007 and 2006, the Corporation purchased $18.1 billion and $17.4 billion of mortgage-backed securities from third parties and resecuritized them. Net gains, which include net interest income earned during the holding period, totaled $13 million and $25 million. At December 31, 2007, the Corporation retained $540 million of the securities issued in these transactions. At December 31, 2006, the Corporation did not retain any securities issued in these transactions.

The Corporation has retained MSRs from the sale or securitization of mortgage loans. Servicing fee and ancillary fee income on all mortgage loans serviced, including securitizations, was $810 million and $775 million in 2007 and 2006. For more information on MSRs, see *Note 21 – Mortgage Servicing Rights* to the Consolidated Financial Statements.

Due to current market conditions, members of the mortgage servicing industry are evaluating a number of programs for identifying subprime residential mortgage loan borrowers who are at risk of default and offering loss mitigation strategies, including repayment plans and loan modifications, to such borrowers. Generally these programs require that the borrower and subprime residential mortgage loan meet certain criteria in order to qualify for a modification. The SEC's Office of the Chief Accountant (OCA) noted that if certain loan modification requirements are met, the OCA will not object to continued status of the transferee as a QSPE under SFAS 140. The Corporation does not currently originate or service significant subprime residential mortgage loans, nor does it hold a significant amount of beneficial interests in QSPE securitizations of subprime residential mortgage loans. The Corporation does not expect that the implementation of these programs will have a significant impact on its financial condition and results of operations.

Credit Card and Other Securitizations

The Corporation maintains interests in credit card, other consumer, and commercial loan securitization vehicles. These acquired interests include interest-only strips, subordinated tranches, cash reserve accounts, and subordinated interests in accrued interest and fees on the securitized receivables. During 2007 and 2006, the Corporation securitized $19.9 billion and $23.7 billion of credit card receivables resulting in $99 million and $104 million in gains (net of securitization transaction costs of $14 million and $28 million) which were recorded in card income. As of December 31, 2007 and 2006, the aggregate debt securities outstanding for the Corporation's credit card securitization trusts were $101.3 billion and $96.8 billion.

The Corporation also securitized $3.3 billion of automobile loans and recorded losses of $6 million in 2006. The Corporation did not securitize any automobile loans in 2007. At December 31, 2007 and 2006, aggregate debt securities outstanding for the Corporation's automobile securitization vehicles were $2.6 billion and $5.2 billion, and the Corporation held residual interests which totaled $100 million and $130 million. At December 31, 2007 and 2006, the remaining other consumer and commercial loan securitization vehicles were not material to the Corporation.

At December 31, 2007 and 2006, the Corporation held investment grade securities issued by its securitization vehicles of $2.1 billion ($425 million of which were issued in 2007) and $3.5 billion (none of which were issued in 2006) in the AFS debt securities portfolio which are valued using quoted market prices. At December 31, 2007 and 2006, there were no recognized servicing assets or liabilities associated with any of these credit card and other securitization transactions.

Key economic assumptions used in measuring the fair value of certain residual interests that continue to be held by the Corporation (included in other assets) in credit card securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are disclosed in the table below.

The sensitivities in the table below are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of an interest that continues to be held by the Corporation is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Additionally, the Corporation has the ability to hedge interest rate risk associated with retained residual positions. The above sensitivities do not reflect any hedge strategies that may be undertaken to mitigate such risk.

Principal proceeds from collections reinvested in revolving credit card securitizations were $178.6 billion and $163.4 billion in 2007 and 2006. Contractual credit card servicing fee income totaled $2.1 billion and $1.9 billion in 2007 and 2006. Other cash flows received on retained interests, such as cash flow from interest-only strips, were $6.6 billion and $6.7 billion in 2007 and 2006, for credit card securitizations. Proceeds from collections reinvested in revolving commercial loan securitizations were $2.9 billion and $4.6 billion in 2007 and 2006. Servicing fees and other cash flows received on retained interests, such as cash flows from interest-only strips, were $1 million and $9 million in 2007, and $2 million and $15 million in 2006 for commercial loan securitizations.

The Corporation also reviews its loans and leases portfolio on a managed basis. Managed loans and leases are defined as on-balance sheet loans and leases as well as those loans in revolving securitizations and other securitizations where servicing is retained that are undertaken for corporate management purposes, which include credit card, commercial loans, automobile and certain mortgage securitizations. Managed loans and leases exclude originate-to-distribute loans and other loans in securitizations where the Corporation has not retained servicing. New advances on accounts for which previous loan balances were sold to the securitization trusts will be recorded on the Corporation's Consolidated Balance Sheet after the revolving period of the securitization, which has the effect of increasing loans and leases on the Corporation's Consolidated Balance Sheet and increasing net interest income and charge-offs, with a related reduction in noninterest income.

(Dollars in millions)	2007	2006
Carrying amount of residual interests (at fair value) [1]	**$ 2,766**	$ 2,929
Balance of unamortized securitized loans	**102,967**	98,295
Weighted average life to call or maturity (in years)	**0.3**	0.3
Monthly payment rate	**11.6-16.6%**	11.2-19.8%
Impact on fair value of 10% favorable change	**$ 51**	$ 43
Impact on fair value of 25% favorable change	**158**	133
Impact on fair value of 10% adverse change	**(35)**	(38)
Impact on fair value of 25% adverse change	**(80)**	(82)
Expected credit losses (annual rate)	**3.7-5.4%**	3.8-5.8%
Impact on fair value of 10% favorable change	**$ 141**	$ 86
Impact on fair value of 25% favorable change	**374**	218
Impact on fair value of 10% adverse change	**(133)**	(85)
Impact on fair value of 25% adverse change	**(333)**	(211)
Residual cash flows discount rate (annual rate)	**11.5%**	12.5%
Impact on fair value of 100 bps favorable change	**$ 9**	$ 12
Impact on fair value of 200 bps favorable change	**13**	17
Impact on fair value of 100 bps adverse change	**(12)**	(14)
Impact on fair value of 200 bps adverse change	**(23)**	(27)

[1] Residual interests include interest-only strips, subordinated tranches, subordinated interests in accrued interest and fees on the securitized receivables and cash reserve accounts which are carried at fair value or amounts that approximate fair value.

Portfolio balances, delinquency and historical loss amounts of the managed loans and leases portfolio for 2007 and 2006 were as follows:

(Dollars in millions)	December 31, 2007			December 31, 2006		
	Total Loans and Leases	Accruing Loans and Leases Past Due 90 Days or More	Nonperforming Loans and Leases	Total Loans and Leases	Accruing Loans and Leases Past Due 90 Days or More	Nonperforming Loans and Leases
Residential mortgage [1]	$ 278,733	$ 237	$1,999	$ 245,840	$ 118	$ 660
Credit card – domestic	151,862	4,170	n/a	142,599	3,828	n/a
Credit card – foreign	31,829	714	n/a	27,890	608	n/a
Home equity	115,009	–	1,342	88,202	–	293
Direct/Indirect consumer	78,564	752	8	66,266	524	2
Other consumer	3,850	4	95	5,059	7	77
Total consumer	659,847	5,877	3,444	575,856	5,085	1,032
Commercial – domestic [2, 3]	209,087	546	1,004	163,274	265	598
Commercial real estate	61,298	36	1,099	36,258	78	118
Commercial lease financing	22,582	25	33	21,864	26	42
Commercial – foreign	28,376	16	19	20,681	9	13
Total commercial	321,343	623	2,155	242,077	378	771
Total managed loans and leases measured at historical cost	981,190	6,500	5,599	817,933	5,463	1,803
Total measured at fair value	4,590	–	–	n/a	n/a	n/a
Managed loans in securitizations	(109,436)	(2,764)	(2)	(111,443)	(2,407)	(16)
Total held loans and leases	$ 876,344	$ 3,736	$5,597	$ 706,490	$ 3,056	$1,787

(Dollars in millions)	Year Ended December 31, 2007			Year Ended December 31, 2006		
	Average Loans and Leases Outstanding	Net Losses	Net Loss Ratio [4]	Average Loans and Leases Outstanding	Net Losses	Net Loss Ratio [4]
Residential mortgage	$ 268,879	$ 57	0.02%	$ 213,097	$ 39	0.02%
Credit card – domestic	141,795	6,960	4.91	138,592	5,395	3.89
Credit card – foreign	29,581	1,254	4.24	24,817	980	3.95
Home equity	99,023	274	0.28	78,692	51	0.07
Direct/Indirect consumer	74,829	1,603	2.14	62,002	925	1.49
Other consumer	4,259	278	6.54	7,317	217	2.97
Total consumer	618,366	10,426	1.69	524,517	7,607	1.45
Commercial – domestic [2, 5]	178,932	1,007	0.56	153,796	367	0.24
Commercial real estate	42,783	47	0.11	36,939	3	0.01
Commercial lease financing	20,435	2	0.01	20,862	(28)	(0.14)
Commercial – foreign	23,931	1	–	23,521	(8)	(0.04)
Total commercial	266,081	1,057	0.40	235,118	334	0.14
Total managed loans and leases measured at historical cost	884,447	11,483	1.30	759,635	7,941	1.05
Total measured at fair value	3,012	n/a	n/a	n/a	n/a	n/a
Managed loans in securitizations	(111,305)	(5,003)	4.50	(107,218)	(3,402)	3.17
Total held loans and leases	$ 776,154	$ 6,480	0.84	$ 652,417	$ 4,539	0.70

(1) Accruing loans and leases past due 90 days or more represent residential mortgage loans related to repurchases pursuant to the Corporation's servicing agreements with GNMA mortgage pools, where repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.
(2) Includes small business commercial – domestic loans.
(3) Includes small business – commercial domestic accruing loans and leases past due 90 days or more of $427 million and $199 million and nonperforming loans and leases of $135 million and $79 million at December 31, 2007 and 2006.
(4) The net loss ratios are calculated as managed net losses divided by average outstanding managed loans and leases measured at historical cost for each loan and lease category.
(5) Includes small business – commercial domestic net losses of $869 million, or 5.57 percent, and $361 million, or 3.00 percent, in 2007 and 2006.
n/a = not applicable

Note 9 – Variable Interest Entities

The following table presents total assets of those VIEs in which the Corporation holds a significant variable interest and, in the unlikely event that all of the assets in the VIEs become worthless, the Corporation's maximum exposure to loss. The Corporation's maximum exposure to loss incorporates not only potential losses associated with assets recorded on the Corporation's balance sheet but also off-balance sheet commitments, such as unfunded liquidity and lending commitments and other contractual arrangements.

	Consolidated [1]		Unconsolidated	
(Dollars in millions)	Total Assets	Loss Exposure	Total Assets	Loss Exposure
Variable interest entities, December 31, 2007				
Corporation-sponsored multi-seller conduits	$11,944	$16,984	$29,363	$47,335
Collateralized debt obligation vehicles	4,464	4,311	8,324	7,410
Leveraged lease trusts	6,236	6,236	–	–
Other	13,771	12,347	8,260	5,953
Total variable interest entities	**$36,415**	**$39,878**	**$45,947**	**$60,698**
Variable interest entities, December 31, 2006				
Corporation-sponsored multi-seller conduits	$ 9,090	$11,515	$18,983	$29,836
Collateralized debt obligation vehicles	–	–	8,489	7,658
Leveraged lease trusts	8,575	8,575	–	–
Other	4,717	3,019	12,709	9,310
Total variable interest entities	$22,382	$23,109	$40,181	$46,804

[1] The Corporation consolidates VIEs when it is the primary beneficiary that will absorb the majority of the expected losses or expected residual returns of the VIEs or both.

Corporation-Sponsored Multi-seller Conduits

The Corporation administers three multi-seller conduits which provide a low-cost funding alternative to its customers by facilitating their access to the commercial paper market. These customers sell or otherwise transfer assets to the conduits, which in turn issue high-grade, short-term commercial paper that is collateralized by the underlying assets. The Corporation receives fees for providing combinations of liquidity and SBLCs or similar loss protection commitments to the conduits.

At December 31, 2007, our liquidity commitments to the conduits were collateralized by various classes of assets. Assets held in the conduits incorporate features such as overcollateralization and cash reserves which are designed to provide credit support at a level that is equivalent to investment grade as determined in accordance with internal risk rating guidelines. During 2007, there were no material write-downs or downgrades of assets.

The Corporation is the primary beneficiary of one conduit which is included in the Consolidated Financial Statements. The assets of the consolidated conduit are recorded in AFS and held-to-maturity debt securities, and other assets. At December 31, 2007, the Corporation's liquidity commitments to the conduit were collateralized by credit card loans (21 percent), auto loans (14 percent), equipment loans (13 percent), and student loans (eight percent). None of these assets are subprime residential mortgages. In addition, 29 percent of the Corporation's liquidity commitments were collateralized by projected cash flows from long-term contracts (e.g., television broadcast contracts, stadium revenues and royalty payments) which, as mentioned above, incorporate features that provide credit support at a level equivalent to investment grade. Assets of the Corporation are not available to pay creditors of the consolidated conduit, except to the extent the Corporation may be obligated to perform under the liquidity commitments and SBLCs. Assets of the consolidated conduit are not available to pay creditors of the Corporation.

The Corporation does not consolidate the other two conduits which issued capital notes and equity interests to independent third parties as it does not expect to absorb a majority of the variability of the conduits. At December 31, 2007, the Corporation's liquidity commitments to the unconsolidated conduits were collateralized by student loans (27 percent), credit card loans and trade receivables (10 percent each), and auto loans (eight percent). Less than one percent of these assets are subprime residential mortgages. In addition, 29 percent of the Corporation's commitments were collateralized by the conduits' short-term lending arrangements with investment funds, primarily real estate funds, which, as mentioned above, incorporate features that provide credit support at a level equivalent to investment grade. Amounts advanced under these arrangements will be repaid when the investment funds issue capital calls to their qualified equity investors.

Net revenues earned from fees associated with these commitments were $184 million and $121 million in 2007 and 2006.

Collateralized Debt Obligation Vehicles

CDO vehicles are SPEs that hold diversified pools of fixed income securities. They issue multiple tranches of debt securities, including commercial paper, and equity securities. The Corporation receives fees for structuring the CDOs and/or placing debt securities with third party investors. The Corporation provided total liquidity support to CDO vehicles of $12.3 billion and $7.7 billion notional amount at December 31, 2007 and 2006 consisting of $10.0 billion (including $3.2 billion for a consolidated CDO) and $2.1 billion of written put options and $2.3 billion and $5.5 billion of other liquidity support at December 31, 2007 and 2006.

The Corporation is the primary beneficiary of certain CDOs which are included in the Consolidated Financial Statements at December 31, 2007. Assets held in the consolidated CDOs are classified in trading account assets and AFS debt securities, including AFS debt securities with a fair value of $2.8 billion that were principally related to certain assets that were removed from the CDO conduit discussed below. The creditors of the consolidated CDOs have no recourse to the general credit of the Corporation.

At December 31, 2007 and 2006, the Corporation provided liquidity support in the form of written put options on $10.0 billion and $2.1 billion notional amount of commercial paper issued by CDOs including $3.2 billion issued by a consolidated CDO at December 31, 2007. The commercial paper is the most senior class of securities issued by the CDOs and benefits from the subordination of all other securities, including AAA-rated securities, issued by the CDOs. The Corporation is obligated under the written put options to provide funding to the CDOs by purchasing the commercial paper at predetermined contractual yields in the event of a severe disruption in the short-term funding market. These written put options are recorded as derivatives on the Consolidated Balance Sheet and are carried at fair value with changes in fair value recorded in trading account profits (losses). See *Note 13 – Commitments and Contingencies* to the Consolidated Financial Statements for more information on the written put options. Derivative activity related to these entities is included in *Note 4 – Derivatives* to the Consolidated Financial Statements.

The Corporation also administers a CDO conduit that obtains funds by issuing commercial paper to third party investors. The conduit held $2.3 billion and $5.5 billion of assets at December 31, 2007 and 2006 consisting of super senior tranches of debt securities issued by other CDOs. These securities benefit from overcollateralization exceeding the amount that would be required for a AAA-rating. The Corporation provides liquidity support equal to the amount of assets in this conduit which obligates it to purchase the commercial paper at a predetermined contractual yield in the event of a severe disruption in the short-term funding market.

At December 31, 2007, the Corporation held $6.6 billion of commercial paper on the balance sheet that was issued by unconsolidated CDO vehicles, of which $5.0 billion related to these written put options and $1.6 billion related to other liquidity support. The Corporation recorded losses of $3.5 billion, net of insurance, in 2007 (of which $3.2 billion was recorded in trading account profits (losses) and $288 million was recorded in other income) due to writedowns of assets in consolidated CDOs and losses recorded in connection with written put options and liquidity commitments to unconsolidated CDOs. No losses were recorded in 2006.

Net revenues earned from fees associated with these liquidity commitments were $5 million and $3 million in 2007 and 2006.

Leveraged Lease Trusts

The Corporation's net investment in leveraged lease trusts totaled $6.2 billion and $8.6 billion at December 31, 2007 and 2006. These amounts, which were recorded in loans and leases, represent the Corporation's maximum loss exposure to these entities in the unlikely event that the leveraged lease investments become worthless. Debt issued by the leveraged lease trusts is nonrecourse to the Corporation. The Corporation has no liquidity exposure to these leveraged lease trusts.

Other

Other consolidated VIEs at December 31, 2007 and 2006 consisted primarily of securitization vehicles, including an asset acquisition conduit that holds securities on the Corporation's behalf and term securitization vehicles that did not meet QSPE status, as well as managed investment vehicles that invest in financial assets, primarily debt securities. The Corporation's maximum exposure to loss of these VIEs included $7.4 billion and $272 million of liquidity exposure to consolidated trusts that hold municipal bonds and $1.6 billion and $1.1 billion of liquidity exposure to the consolidated asset acquisition conduit at December 31, 2007 and 2006. The assets of these consolidated VIEs were recorded in trading account assets, AFS debt securities and other assets. Other unconsolidated VIEs at December 31, 2007 and 2006 consisted primarily of securitization vehicles, managed investment vehicles that invest in financial assets, primarily debt securities, and investments in affordable housing investment partnerships. Revenues associated with administration, asset management, liquidity, and other services were $17 million and $20 million in 2007 and 2006.

Note 10 – Goodwill and Intangible Assets

The following tables present goodwill and intangible assets at December 31, 2007 and 2006.

(Dollars in millions)	December 31 2007	December 31 2006
Global Consumer and Small Business Banking	**$40,340**	$38,201
Global Corporate and Investment Banking	**29,648**	21,979
Global Wealth and Investment Management	**6,451**	5,243
All Other	**1,091**	239
Total goodwill	**$77,530**	$65,662

The gross carrying values and accumulated amortization related to intangible assets at December 31, 2007 and 2006 are presented below:

	December 31			
	2007		2006	
(Dollars in millions)	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Purchased credit card relationships	**$ 7,027**	**$1,970**	$ 6,790	$1,159
Core deposit intangibles	**4,594**	**2,828**	3,850	2,396
Affinity relationships	**1,681**	**406**	1,650	205
Other intangibles	**3,050**	**852**	1,525	633
Total intangible assets	**$16,352**	**$6,056**	$13,815	$4,393

The above tables include $11.1 billion and $1.6 billion of goodwill and $1.0 billion and $1.3 billion of intangible assets related to the preliminary purchase price allocations of LaSalle and U.S. Trust Corporation. For more information on the impact of these acquisitions, see *Note 2 – Merger and Restructuring Activity* to the Consolidated Financial Statements.

Amortization of intangibles expense was $1.7 billion, $1.8 billion and $809 million in 2007, 2006 and 2005, respectively. The Corporation estimates aggregate amortization expense will be approximately $1.7 billion, $1.5 billion, $1.5 billion, $1.2 billion and $1.0 billion for 2008 through 2012, respectively. These estimates exclude the impact of any planned acquisitions.

Note 11 – Deposits

The Corporation had domestic certificates of deposit and other domestic time deposits of $100 thousand or more totaling $94.4 billion and $74.5 billion at December 31, 2007 and 2006. Foreign certificates of deposit and other foreign time deposits of $100 thousand or more totaled $109.1 billion and $62.1 billion at December 31, 2007 and 2006.

Time deposits of $100 thousand or more

(Dollars in millions)	Three months or less	Over three months to twelve months	Thereafter	Total
Domestic certificates of deposit and other time deposits	$ 45,172	$46,199	$3,069	$ 94,440
Foreign certificates of deposit and other time deposits	100,515	5,900	2,706	109,121

At December 31, 2007, the scheduled maturities for total time deposits were as follows:

(Dollars in millions)	Domestic	Foreign	Total
Due in 2008	$205,359	$107,334	$312,693
Due in 2009	7,656	786	8,442
Due in 2010	3,484	180	3,664
Due in 2011	1,569	23	1,592
Due in 2012	1,776	1,023	2,799
Thereafter	1,963	730	2,693
Total time deposits	$221,807	$110,076	$331,883

Note 12 – Short-term Borrowings and Long-term Debt

Short-term Borrowings

Bank of America Corporation and certain of its subsidiaries issue commercial paper in order to meet short-term funding needs. Commercial paper outstanding at December 31, 2007 was $55.6 billion compared to $41.2 billion at December 31, 2006.

Bank of America, N.A. maintains a domestic program to offer up to a maximum of $75.0 billion, at any one time, of bank notes with fixed or floating rates and maturities of at least seven days from the date of issue. Short-term bank notes outstanding under this program totaled $12.3 billion at December 31, 2007 compared to $24.5 billion at December 31, 2006. These short-term bank notes, along with commercial paper, Federal Home Loan Bank advances, Treasury tax and loan notes, and term federal funds purchased, are reflected in commercial paper and other short-term borrowings on the Consolidated Balance Sheet.

Long-term Debt

The following table presents the balance of long-term debt at December 31, 2007 and 2006 and the related rates and maturity dates at December 31, 2007:

(Dollars in millions)	December 31 2007	2006
Notes issued by Bank of America Corporation		
Senior notes:		
Fixed, with a weighted average rate of 4.62%, ranging from 0.84% to 8.61%, due 2008 to 2043	$ 47,430	$ 38,587
Floating, with a weighted average rate of 4.97%, ranging from 0.54% to 9.07%, due 2008 to 2041	41,791	26,695
Subordinated notes:		
Fixed, with a weighted average rate of 5.78%, ranging from 2.40% to 10.20%, due 2008 to 2037	28,630	23,896
Floating, with a weighted average rate of 5.78%, ranging from 4.58% to 7.52%, due 2016 to 2019	686	510
Junior subordinated notes (related to trust preferred securities):		
Fixed, with a weighted average rate of 6.64%, ranging from 5.25% to 11.45%, due 2026 to 2055	13,866	13,665
Floating, with a weighted average rate of 5.71%, ranging from 5.24% to 8.59%, due 2027 to 2056	3,359	2,203
Total notes issued by Bank of America Corporation	135,762	105,556
Notes issued by Bank of America, N.A. and other subsidiaries		
Senior notes:		
Fixed, with a weighted average rate of 4.66%, ranging from 0.93% to 11.30%, due 2008 to 2027	5,648	6,450
Floating, with a weighted average rate of 5.03%, ranging from 1.00% to 8.00%, due 2008 to 2051	32,873	22,219
Subordinated notes:		
Fixed, with a weighted average rate of 5.99%, ranging from 5.30% to 7.13%, due 2008 to 2036	6,592	4,294
Floating, with a weighted average rate of 5.25%, ranging from 4.85% to 5.29%, due 2010 to 2027	1,907	918
Total notes issued by Bank of America, N.A. and other subsidiaries	47,020	33,881
Notes issued by NB Holdings Corporation		
Junior subordinated notes (related to trust preferred securities):		
Fixed	-	515
Floating, 5.54%, due 2027	258	258
Total notes issued by NB Holdings Corporation	258	773
Notes issued by BAC North America Holding Company and subsidiaries [1]		
Senior notes:		
Fixed, with a weighted average rate of 5.04%, ranging from 3.00% to 8.00%, due 2008 to 2026	583	-
Floating, 3.62%, due 2013	215	-
Preferred Securities (related to securities issued by trusts):		
Fixed, 6.97%, redeemable on or after 9/15/2010	491	-
Floating, with a weighted average rate of 6.56%, ranging from 5.05% to 7.00%, redeemable starting on or after 9/15/2010	1,627	-
Total notes issued by BAC North America Holding Company and subsidiaries	2,916	-
Other debt		
Advances from the Federal Home Loan Bank of Atlanta		
Floating	-	500
Advances from the Federal Home Loan Bank of New York		
Fixed, with a weighted average rate of 6.06%, ranging from 4.00% to 8.29%, due 2008 to 2016	230	285
Advances from the Federal Home Loan Bank of Seattle		
Fixed, with a weighted average rate of 6.34%, ranging from 5.40% to 7.42%, due 2008 to 2031	122	125
Floating, with a weighted average rate of 5.20%, ranging from 5.12% to 5.22%, due 2008	2,100	3,200
Advances from the Federal Home Loan Bank of Boston		
Fixed, with a weighted average rate of 5.89%, ranging from 1.00% to 7.72%, due 2008 to 2026	133	146
Floating, with a weighted average rate of 4.42%, ranging from 4.36% to 4.45%, due 2008 to 2009	2,500	1,500
Advances from the Federal Home Loan Bank of Chicago		
Fixed, with a weighted average rate of 4.03%, ranging from 2.97% to 8.29%, due 2008 to 2015	1,966	-
Floating, with a weighted average rate of 4.90%, ranging from 4.76% to 5.00%, due 2008 to 2013	850	-
Advances from the Federal Home Loan Bank of Indianapolis		
Fixed, with a weighted average rate of 4.13%, ranging from 2.95% to 6.61%, due 2008 to 2013	3,300	-
Other	351	34
Total other debt	11,552	5,790
Total long-term debt	$197,508	$146,000

[1] Formerly ABN AMRO North America Holding Company which was acquired on October 1, 2007 as part of the LaSalle acquisition.

The majority of the floating rates are based on three- and six-month London InterBank Offered Rates (LIBOR). Bank of America Corporation and Bank of America, N.A. maintain various domestic and international debt programs to offer both senior and subordinated notes. The notes may be denominated in U.S. dollars or foreign currencies. At December 31, 2007 and 2006, the amount of foreign currency-denominated debt translated into U.S. dollars included in total long-term debt was $58.8 billion and $37.8 billion. Foreign currency contracts are used to convert certain foreign currency-denominated debt into U.S. dollars.

At December 31, 2007 and 2006, Bank of America Corporation was authorized to issue approximately $64.0 billion and $58.1 billion of additional corporate debt and other securities under its existing shelf-registration statements. At December 31, 2007 and 2006, Bank of America, N.A. was authorized to issue approximately $62.1 billion and $30.8 billion of bank notes. At December 31, 2007, Bank of America, N.A. was authorized to issue approximately $20.6 billion of additional mortgage notes.

The weighted average effective interest rates for total long-term debt, total fixed-rate debt and total floating-rate debt (based on the rates in effect at December 31, 2007) were 5.09 percent, 5.21 percent and 4.93 percent, respectively, at December 31, 2007 and (based on the rates in effect at December 31, 2006) were 5.32 percent, 5.41 percent and 5.18 percent, respectively, at December 31, 2006. These obligations were denominated primarily in U.S. dollars.

The following table presents aggregate annual maturities of long-term debt obligations (based on final maturity dates) at December 31, 2007.

(Dollars in millions)	2008	2009	2010	2011	2012	Thereafter	Total
Bank of America Corporation	$ 7,303	$13,487	$19,632	$ 8,430	$12,188	$74,722	$135,762
Bank of America, N.A. and other subsidiaries	18,802	9,879	2,967	147	5,663	9,562	47,020
NB Holdings Corporation	–	–	–	–	–	258	258
BAC North America Holding Company and subsidiaries	16	73	91	51	15	2,670	2,916
Other	4,314	2,783	1,781	1,505	116	1,053	11,552
Total	**$30,435**	**$26,222**	**$24,471**	**$10,133**	**$17,982**	**$88,265**	**$197,508**

Trust Preferred and Hybrid Securities

Trust preferred securities (Trust Securities) are issued by the trust companies (the Trusts) which are not consolidated. These Trust Securities are mandatorily redeemable preferred security obligations of the Trusts. The sole assets of the Trusts are Junior Subordinated Deferrable Interest Notes of the Corporation (the Notes). The Trusts are 100 percent-owned finance subsidiaries of the Corporation. Obligations associated with the Notes are included in the Long-term Debt table on the previous page.

Certain of the Trust Securities were issued at a discount and may be redeemed prior to maturity at the option of the Corporation. The Trusts have invested the proceeds of such Trust Securities in the Notes. Each issue of the Notes has an interest rate equal to the corresponding Trust Securities distribution rate. The Corporation has the right to defer payment of interest on the Notes at any time, or from time to time for a period not exceeding five years, provided that no extension period may extend beyond the stated maturity of the relevant Notes. During any such extension period, distributions on the Trust Securities will also be deferred and the Corporation's ability to pay dividends on its common and preferred stock will be restricted.

The Trust Securities are subject to mandatory redemption upon repayment of the related Notes at their stated maturity dates or their earlier redemption at a redemption price equal to their liquidation amount plus accrued distributions to the date fixed for redemption and the premium, if any, paid by the Corporation upon concurrent repayment of the related Notes.

Periodic cash payments and payments upon liquidation or redemption with respect to Trust Securities are guaranteed by the Corporation to the extent of funds held by the Trusts (the Preferred Securities Guarantee). The Preferred Securities Guarantee, when taken together with the Corporation's other obligations, including its obligations under the Notes, will constitute a full and unconditional guarantee, on a subordinated basis, by the Corporation of payments due on the Trust Securities.

Hybrid Income Term Securities (HITS) totaling $1.6 billion were also issued by the Trusts to institutional investors. The BAC Capital Trust XIII Floating Rate Preferred HITS have a distribution rate of three-month LIBOR plus 40 bps and the BAC Capital Trust XIV Fixed-to-Floating Rate Preferred HITS have an initial distribution rate of 5.63 percent. Both series of HITS represent beneficial interests in the assets of the respective capital trust, which consists of a series of the Corporation's junior subordinated notes and a stock purchase contract for a specified series of the Corporation's preferred stock. The Corporation will remarket the junior subordinated notes underlying each series of HITS on or about the five-year anniversary of the issuance to obtain sufficient funds for the capital trusts to buy the Corporation's preferred stock under the stock purchase contracts.

In connection with the HITS, the Corporation entered into two replacement capital covenants for the benefit of investors in certain series of the Corporation's long-term indebtedness (Covered Debt). As of the date of this report, the Corporation's 6⅝% Junior Subordinated Notes due 2036 constitutes the Covered Debt under the covenant corresponding to the Floating Rate Preferred HITS and the Corporation's 5⅝% Junior Subordinated Notes due 2035 constitutes the Covered Debt under the covenant corresponding to the Fixed-to-Floating Rate Preferred HITS. These covenants generally restrict the ability of the Corporation and its subsidiaries to redeem or purchase the HITS and related securities unless the Corporation has obtained the prior approval of the FRB if required under the FRB's capital guidelines, the redemption or purchase price of the HITS does not exceed the amount received by the Corporation from the sale of certain qualifying securities, and such replacement securities qualify as Tier 1 Capital and are not "restricted core capital elements" under the FRB's guidelines.

The following table is a summary of the outstanding Trust Securities and the Notes at December 31, 2007 as originated by Bank of America Corporation and the predecessor banks.

(Dollars in millions) Issuer	Issuance Date	Aggregate Principal Amount of Trust Securities	Aggregate Principal Amount of the Notes	Stated Maturity of the Notes	Per Annum Interest Rate of the Notes	Interest Payment Dates	Redemption Period
Bank of America							
Capital Trust I	December 2001	$ 575	$ 593	December 2031	7.00%	3/15,6/15,9/15,12/15	On or after 12/15/06
Capital Trust II	January 2002	900	928	February 2032	7.00	2/1,5/1,8/1,11/1	On or after 2/01/07
Capital Trust III	August 2002	500	516	August 2032	7.00	2/15,5/15,8/15,11/15	On or after 8/15/07
Capital Trust IV	April 2003	375	387	May 2033	5.88	2/1,5/1,8/1,11/1	On or after 5/01/08
Capital Trust V	November 2004	518	534	November 2034	6.00	2/3,5/3,8/3,11/3	On or after 11/03/09
Capital Trust VI	March 2005	1,000	1,031	March 2035	5.63	3/8,9/8	Any time
Capital Trust VII	August 2005	1,685	1,738	August 2035	5.25	2/10,8/10	Any time
Capital Trust VIII	August 2005	530	546	August 2035	6.00	2/25,5/25,8/25,11/25	On or after 8/25/10
Capital Trust X	March 2006	900	928	March 2055	6.25	3/29,6/29,9/29,12/29	On or after 3/29/11
Capital Trust XI	May 2006	1,000	1,031	May 2036	6.63	5/23,11/23	Any time
Capital Trust XII	August 2006	863	890	August 2055	6.88	2/2,5/2,8/2,11/2	On or after 8/02/11
Capital Trust XIII	February 2007	700	700	March 2043	3-mo. LIBOR +40 bps	3/15,6/15,9/15,12/15	On or after 3/15/17
Capital Trust XIV	February 2007	850	850	March 2043	5.63	3/15,9/15	On or after 3/15/17
Capital Trust XV	May 2007	500	500	June 2056	3-mo. LIBOR +80 bps	3/1,6/1,9/1,12/1	On or after 6/01/37
NationsBank							
Capital Trust II	December 1996	365	376	December 2026	7.83	6/15,12/15	On or after 12/15/06
Capital Trust III	February 1997	500	515	January 2027	3-mo. LIBOR +55 bps	1/15,4/15,7/15,10/15	On or after 1/15/07
Capital Trust IV	April 1997	500	515	April 2027	8.25	4/15,10/15	On or after 4/15/07
BankAmerica							
Institutional Capital A	November 1996	450	464	December 2026	8.07	6/30,12/31	On or after 12/31/06
Institutional Capital B	November 1996	300	309	December 2026	7.70	6/30,12/31	On or after 12/31/06
Capital II	December 1996	450	464	December 2026	8.00	6/15,12/15	On or after 12/15/06
Capital III	January 1997	400	412	January 2027	3-mo. LIBOR +57 bps	1/15,4/15,7/15,10/15	On or after 1/15/02
Barnett							
Capital III	January 1997	250	258	February 2027	3-mo. LIBOR +62.5 bps	2/1,5/1,8/1,11/1	On or after 2/01/07
Fleet							
Capital Trust II	December 1996	250	258	December 2026	7.92	6/15,12/15	On or after 12/15/06
Capital Trust V	December 1998	250	258	December 2028	3-mo. LIBOR +100 bps	3/18,6/18,9/18,12/18	On or after 12/18/03
Capital Trust VIII	March 2002	534	550	March 2032	7.20	3/15,6/15,9/15,12/15	On or after 3/08/07
Capital Trust IX	July 2003	175	180	August 2033	6.00	2/1,5/1,8/1,11/1	On or after 7/31/08
BankBoston							
Capital Trust III	June 1997	250	258	June 2027	3-mo. LIBOR +75 bps	3/15,6/15,9/15,12/15	On or after 6/15/07
Capital Trust IV	June 1998	250	258	June 2028	3-mo. LIBOR +60 bps	3/8,6/8,9/8,12/8	On or after 6/08/03
Progress							
Capital Trust I	June 1997	9	9	June 2027	10.50	6/1,12/1	On or after 6/01/07
Capital Trust II	July 2000	6	6	July 2030	11.45	1/19,7/19	On or after 7/19/10
Capital Trust III	November 2002	10	10	November 2032	3-mo. LIBOR +335 bps	2/15,5/15,8/15,11/15	On or after 11/15/07
Capital Trust IV	December 2002	5	5	January 2033	3-mo. LIBOR +335 bps	1/7,4/7,7/7,10/7	On or after 1/07/08
MBNA							
Capital Trust A	December 1996	250	258	December 2026	8.28	6/1,12/1	On or after 12/01/06
Capital Trust B	January 1997	280	289	February 2027	3-mo. LIBOR +80 bps	2/1,5/1,8/1,11/1	On or after 2/01/07
Capital Trust D	June 2002	300	309	October 2032	8.13	1/1,4/1,7/1,10/1	On or after 10/01/07
Capital Trust E	November 2002	200	206	February 2033	8.10	2/15,5/15,8/15,11/15	On or after 2/15/08
Total		$16,880	$17,339				

In addition to the outstanding Trust Securities and Notes included in the preceding table, non-consolidated wholly-owned subsidiary funding vehicles of BAC North America Holding Company (BACNAH, formerly ABN AMRO North America Holding Company) and its direct subsidiary, LaSalle Bank Corporation (LBC) issued preferred securities (Funding Securities). These subsidiary funding vehicles have invested the proceeds of their Funding Securities in separate series of preferred securities of BACNAH or LBC (BACNAH Preferred Securities). The BACNAH Preferred Securities (and the corresponding Funding Securities) are non-cumulative and permit nonpayment of dividends within certain limitations. The issuance dates for the BACNAH Preferred Securities (and the related Funding Securities) range from 2000 to 2002. These Funding Securities are subject to mandatory redemption upon repayment by the Corporation of the corresponding series of BACNAH Preferred Securities at a redemption price equal to their liquidation amount plus accrued and unpaid distributions for up to one quarter.

For additional information on Trust Securities for regulatory capital purposes, see *Note 15 – Regulatory Requirements and Restrictions* to the Consolidated Financial Statements.

Note 13 – Commitments and Contingencies

In the normal course of business, the Corporation enters into a number of off-balance sheet commitments. These commitments expose the Corporation to varying degrees of credit and market risk and are subject to the same credit and market risk limitation reviews as those instruments recorded on the Corporation's Consolidated Balance Sheet.

Credit Extension Commitments

The Corporation enters into commitments to extend credit such as loan commitments, SBLCs and commercial letters of credit to meet the financing needs of its customers. The unfunded legally binding lending commitments shown in the following table are net of amounts distributed (e.g., syndicated) to other financial institutions of $39.2 billion and $30.5 billion at December 31, 2007 and 2006. At December 31, 2007, the carrying amount of these commitments, excluding fair value adjustments as discussed below, was $550 million, including deferred revenue of $32 million and a reserve for unfunded legally binding lending commitments of $518 million. At December 31, 2006, the carrying amount of these commitments was $444 million, including deferred revenue of $47 million and a reserve for unfunded legally binding lending commitments of $397 million. The carrying amount of these commitments is recorded in accrued expenses and other liabilities.

The table below also includes the notional value of commitments of $20.9 billion which was measured at fair value in accordance with SFAS 159 at December 31, 2007. However, the table below excludes the fair value adjustment of $660 million on these commitments that was recorded in accrued expenses and other liabilities. See *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements for additional information on the adoption of SFAS 159.

Legally binding commitments to extend credit generally have specified rates and maturities. Certain of these commitments have adverse change clauses that help to protect the Corporation against deterioration in the borrowers' ability to pay.

(Dollars in millions)	Expires in 1 year or less	Expires after 1 year through 3 years	Expires after 3 years through 5 years	Expires after 5 years	Total
Credit extension commitments, December 31, 2007					
Loan commitments	$ 178,931	$ 92,153	$106,904	$ 27,902	$ 405,890
Home equity lines of credit	8,482	1,828	2,758	107,055	120,123
Standby letters of credit and financial guarantees	31,629	14,493	7,943	8,731	62,796
Commercial letters of credit	3,753	50	33	717	4,553
Legally binding commitments [1]	222,795	108,524	117,638	144,405	593,362
Credit card lines	876,393	17,864	–	–	894,257
Total credit extension commitments	$1,099,188	$126,388	$117,638	$144,405	$1,487,619
Credit extension commitments, December 31, 2006					
Loan commitments	$ 151,604	$ 60,637	$ 90,988	$ 32,133	$ 335,362
Home equity lines of credit	1,738	1,801	2,742	91,919	98,200
Standby letters of credit and financial guarantees	29,213	10,712	6,744	6,337	53,006
Commercial letters of credit	3,880	180	27	395	4,482
Legally binding commitments [1]	186,435	73,330	100,501	130,784	491,050
Credit card lines	840,215	13,377	–	–	853,592
Total credit extension commitments	$1,026,650	$ 86,707	$100,501	$130,784	$1,344,642

[1] Includes commitments to VIEs disclosed in *Note 9 – Variable Interest Entities* to the Consolidated Financial Statements, including $47.3 billion and $29.8 billion to corporation-sponsored multi-seller conduits and $2.3 billion and $5.5 billion to CDOs at December 31, 2007 and 2006. Also includes commitments to SPEs that are not disclosed in *Note 9 – Variable Interest Entities* to the Consolidated Financial Statements because the Corporation does not hold a significant variable interest or because they are QSPEs, including $6.1 billion and $2.3 billion to municipal bond trusts and $1.7 billion and $4.6 billion to customer-sponsored conduits at December 31, 2007 and 2006.

The Corporation also facilitates bridge financing (high grade debt, high yield debt and equity) to fund acquisitions, recapitalizations and other short-term needs as well as provide syndicated financing for clients. These concentrations are managed in part through the Corporation's established "originate to distribute" strategy. These client transactions are sometimes large and leveraged. They can also have a higher degree of risk as the Corporation is providing offers or commitments for various components of the clients' capital structures, including lower-rated unsecured and subordinated debt tranches and/or equity. In many cases, these offers to finance will not be accepted. If accepted, these conditional commitments are often retired prior to or shortly following funding via the placement of securities, syndication or the client's decision to terminate. Where the Corporation has a commitment and there is a market disruption or other unexpected event, there may be heightened exposure in the portfolios, and higher potential for loss, unless an orderly disposition of the exposure can be made. These commitments are not necessarily indicative of actual risk or funding requirements as the commitments may expire unused, the borrower may not be successful in completing the proposed transaction or may utilize multiple financing sources, including other investment and commercial banks, as well as accessing the general capital markets instead of drawing on the commitment. In addition, the Corporation may reduce its portion of the commitment through syndications to investors and/or lenders prior to funding. Therefore, these commitments are generally significantly greater than the amounts the Corporation will ultimately fund. Additionally, the borrower's ability to draw on the commitment may be subject to there being no material adverse change in the borrower's financial condition, among other factors. Commitments also generally contain certain flexible pricing features to adjust for changing market conditions prior to closing. The Corporation's share of the leveraged finance forward calendar was $12.2 billion and $20.6 billion at December 31, 2007 and 2006. The Corporation also had unfunded real estate loan commitments of $2.0 billion and $8.2 billion at December 31, 2007 and 2006.

Other Commitments

Principal Investing and Other Equity Investments

At December 31, 2007 and 2006, the Corporation had unfunded equity investment commitments of approximately $2.6 billion and $2.8 billion. These commitments related primarily to those included in the Strategic Investments portfolio, as well as equity commitments included in the Corporation's Principal Investing business, which is comprised of a diversified portfolio of investments in privately-held and publicly-traded companies at all stages of their life cycle from start-up to buyout. These investments are made either directly in a company or held through a fund and are accounted for at fair value. Included in the Corporation's unfunded equity investment commitments were also unfunded bridge equity commitments of $1.2 billion at December 31, 2006. At December 31, 2007, the Corporation did not have any unfunded bridge equity commitments and had funded $1.2 billion of equity bridges that it still intends to distribute. Bridge equity commitments provide equity bridge financing to facilitate clients' investment activities. These conditional commitments are often retired prior to or shortly following funding via syndication or the client's decision to terminate. Where the Corporation has a binding equity bridge commitment and there is a market disruption or other unexpected event, there may be heightened exposure in the portfolio and higher potential for loss, unless an orderly disposition of the exposure can be made.

U.S. Government Guaranteed Charge Cards

At December 31, 2007 and 2006, the unfunded lending commitments related to charge cards (nonrevolving card lines) to individuals and government entities guaranteed by the U.S. Government in the amount of $9.9 billion and $9.6 billion were not included in credit card line commitments in the previous table. The outstanding balances related to these charge cards were $193 million at both December 31, 2007 and 2006.

Loan Purchases

At December 31, 2007, the Corporation had net collateralized mortgage obligation loan purchase commitments related to the Corporation's ALM activities of $752 million, all of which will settle in the first quarter of 2008. At December 31, 2006, the Corporation had collateralized mortgage obligation loan purchase commitments related to the Corporation's ALM activities of $8.5 billion, all of which settled in the first quarter of 2007.

In 2005, the Corporation entered into an agreement for the committed purchase of retail automotive loans over a five-year period, ending June 30, 2010. In 2007 and 2006, the Corporation purchased $4.5 billion and $7.5 billion of loans under this agreement. Under the agreement, the Corporation is committed to purchase up to $5.0 billion for the fiscal period July 1, 2007 to June 30, 2008 and $10.0 billion in each of the agreement's following two fiscal years. As of December 31, 2007, the remaining commitment amount was $25.0 billion.

Operating Leases

The Corporation is a party to operating leases for certain of its premises and equipment. Commitments under these leases approximate $2.0 billion, $1.8 billion, $1.6 billion, $1.3 billion and $1.2 billion for 2008 through 2012, respectively, and $8.2 billion for all years thereafter.

Other Commitments

In the second half of 2007, the Corporation provided support to certain cash funds managed within *GWIM*. The funds for which the Corporation provided support typically invest in high quality, short-term securities with a weighted average maturity of 90 days or less, including a limited number of securities issued by SIVs. Due to market disruptions, certain SIV investments were downgraded by the rating agencies and experienced a decline in fair value. The Corporation entered into capital commitments which required the Corporation to provide up to $565 million in cash to the funds in the event the net asset value per unit of a fund declines below certain thresholds. The capital commitments expire no later than the third quarter of 2010. At December 31, 2007, losses of $382 million had been recognized and $183 million is still outstanding associated with this capital commitment.

The Corporation may from time to time, but is under no obligation, provide additional support to funds managed within *GWIM*. Future support, if any, may take the form of additional capital commitments to the funds or the purchase of assets from the funds.

The Corporation is not the primary beneficiary of the cash funds and does not consolidate the cash funds managed within the *GWIM* business segment because the subordinated support provided by the Corporation will not absorb a majority of the variability created by the assets of the funds. The cash funds had total assets under management of approximately $189 billion at December 31, 2007.

Other Guarantees

Employee Retirement Protection

The Corporation sells products that offer book value protection primarily to plan sponsors of Employee Retirement Income Security Act of 1974 (ERISA) governed pension plans, such as 401(k) plans and 457 plans. The book value protection is provided on portfolios of intermediate/short-term investment grade fixed income securities and is intended to cover any shortfall in the event that plan participants withdraw funds when market value is below book value. The Corporation retains the option to exit the contract at any time. If the Corporation exercises its option, the purchaser can require the Corporation to purchase zero-coupon bonds with the proceeds of the liquidated assets to assure the return of principal. To manage its exposure, the Corporation imposes significant restrictions and constraints on the timing of the withdrawals, the manner in which the portfolio is liquidated and the funds are accessed, and the investment parameters of the underlying portfolio. These constraints, combined with structural protections, are designed to provide adequate buffers and guard against payments even under extreme stress scenarios. These guarantees are booked as derivatives and marked to market in the trading portfolio. At December 31, 2007 and 2006, the notional amount of these guarantees totaled $35.2 billion and $33.2 billion with estimated maturity dates between 2008 and 2037. As of December 31, 2007 and 2006, the Corporation has not made a payment under these products, and has assessed the probability of payments under these guarantees as remote.

Written Put Options

At December 31, 2007 and 2006, the Corporation provided liquidity support in the form of written put options on $10.0 billion and $2.1 billion of commercial paper issued by CDOs, including $3.2 billion issued by a consolidated CDO at December 31, 2007. The commercial paper is the most senior class of securities issued by the CDOs and benefits from the subordination of all other securities, including AAA-rated securities, issued by the CDOs. The Corporation is obligated under the written put options to provide funding to the CDOs by purchasing the commercial paper at predetermined contractual yields in the event of a severe disruption in the short-term funding market. These agreements have various maturities ranging from two to five years. The underlying collateral in the CDOs includes mortgage-backed securities, ABS, and CDO securities issued by other vehicles. These written put options are recorded as derivatives on the Consolidated Balance Sheet and are carried at fair value with changes in fair value recorded in trading account profits (losses). Derivative activity related to these entities is included in *Note 4 – Derivatives* to the Consolidated Financial Statements. At December 31, 2007, the Corporation held $5.0 billion of commercial paper on the balance sheet that was issued by the unconsolidated CDOs and all of the commercial paper issued by the consolidated CDO. The Corporation recorded losses of $2.7 billion, net of insurance, in trading account profits (losses) in 2007 associated with these activities.

Indemnifications

In the ordinary course of business, the Corporation enters into various agreements that contain indemnifications, such as tax indemnifications, whereupon payment may become due if certain external events occur, such as a change in tax law. These agreements typically contain an early termination clause that permits the Corporation to exit the agreement upon these events. The maximum potential future payment under indemnification agreements is difficult to assess for several reasons, including the inability to predict future changes in tax and other laws, the difficulty in determining how such laws would apply to parties in contracts, the absence of exposure limits contained in standard contract language and the timing of the early termination clause. Historically, any payments made under these guarantees have been de minimis. The Corporation has assessed the probability of making such payments in the future as remote.

Merchant Services

The Corporation provides credit and debit card processing services to various merchants by processing credit and debit card transactions on their behalf. In connection with these services, a liability may arise in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder's favor and the merchant defaults upon its obligation to reimburse the cardholder. A cardholder, through its issuing bank, generally has until the later of up to six months after the date a transaction is processed or the delivery of the product or service to present a chargeback to the Corporation as the merchant processor. If the Corporation is unable to collect this amount from the merchant, it bears the loss for the amount paid to the cardholder. In 2007 and 2006, the Corporation processed $361.9 billion and $377.8 billion of transactions and recorded losses as a result of these chargebacks of $13 million and $20 million.

At December 31, 2007 and 2006, the Corporation held as collateral approximately $19 million and $32 million of merchant escrow deposits which the Corporation has the right to offset against amounts due from the individual merchants. The Corporation also has the right to offset any payments with cash flows otherwise due to the merchant. Accordingly, the Corporation believes that the maximum potential exposure is not representative of the actual potential loss exposure. The Corporation believes the maximum potential exposure for chargebacks would not exceed the total amount of merchant transactions processed through Visa and MasterCard for the last six months, which represents the claim period for the cardholder, plus any outstanding delayed-delivery transactions. As of December 31, 2007 and 2006, the maximum potential exposure totaled approximately $151.2 billion and $176.0 billion.

Brokerage Business

Within the Corporation's brokerage business, the Corporation has contracted with a third party to provide clearing services that include underwriting margin loans to its clients. This contract stipulates that the Corporation will indemnify the third party for any margin loan losses that occur in their issuing margin to its clients. The maximum potential future payment under this indemnification was $1.0 billion and $938 million at December 31, 2007 and 2006. Historically, any payments made under this indemnification have been immaterial. As these margin loans are highly collateralized by the securities held by the brokerage clients, the Corporation has assessed the probability of making such payments in the future as remote. This indemnification would end with the termination of the clearing contract.

Other Guarantees

The Corporation also sells products that guarantee the return of principal to investors at a preset future date. These guarantees cover a broad range of underlying asset classes and are designed to cover the shortfall between the market value of the underlying portfolio and the principal amount on the preset future date. To manage its exposure, the Corporation requires that these guarantees be backed by structural and investment constraints and certain pre-defined triggers that would require the underlying assets or portfolio to be liquidated and invested in zero-coupon bonds that mature at the preset future date. The Corporation is required to fund any shortfall at the preset future date between the proceeds of the liquidated assets and the purchase price of the zero-coupon bonds. These guarantees are booked as derivatives and marked to market in the trading portfolio. At December 31, 2007 and 2006, the notional amount of these guarantees totaled $1.5 billion and $4.0 billion. These guarantees have various maturities ranging from two to five years. At December 31, 2007 and 2006, the Corporation had not made a payment under these products and has assessed the probability of payments under these guarantees as remote.

The Corporation has entered into additional guarantee agreements, including lease end obligation agreements, partial credit guarantees on certain leases, real estate joint venture guarantees, sold risk participation swaps and sold put options that require gross settlement. The maximum potential future payment under these agreements was approximately $4.8 billion and $2.0 billion at December 31, 2007 and 2006. The estimated maturity dates of these obligations are between 2008 and 2033. The Corporation has made no material payments under these guarantees.

For additional information on recourse obligations related to residential mortgage loans sold and other guarantees related to securitizations, see *Note 8 – Securitizations* to the Consolidated Financial Statements.

Litigation and Regulatory Matters

In the ordinary course of business, the Corporation and its subsidiaries are routinely defendants in or parties to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities, environmental, banking, employment and other laws. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Corporation and its subsidiaries.

In the ordinary course of business, the Corporation and its subsidiaries are also subject to regulatory examinations, information gathering requests, inquiries and investigations. Certain subsidiaries of the Corporation are registered broker/dealers or investment advisors and are subject to regulation by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, the New York Stock Exchange and state securities regulators. In connection with formal and informal inquiries by those agencies, such subsidiaries receive numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of their regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Corporation cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with SFAS No. 5, "Accounting for Contingencies", the Corporation establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, the Corporation does not establish reserves. In some of the matters described below, including but not limited to a substantial portion of the Parmalat Finanziaria S.p.A. matters, loss contingencies are not both probable and estimable in the view of management, and, accordingly, reserves have not been established for those matters. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation and regulatory matters, including the litigation and regulatory matters described below, will have a material adverse effect on the consolidated financial position or liquidity of the Corporation, but may be material to the Corporation's operating results for any particular reporting period.

Adelphia Communications Corporation (ACC)

Adelphia Recovery Trust is the plaintiff in a lawsuit pending in the U.S. District Court for the Southern District of New York. The lawsuit names over 700 defendants, including Bank of America, N.A. (BANA), Banc of America Securities, LLC (BAS), Fleet National Bank, Fleet Securities, Inc. and other affiliated entities, and asserts over 50 claims under federal statutes and state common law. The principal claims include fraudulent transfer, aiding and abetting fraud, aiding and abetting breach of fiduciary duty, and equitable disallowance and subordination. These claims relate to loans and other services provided to various affiliates of ACC and entities owned by members of the founding family of ACC. The plaintiffs seek unspecified damages in an amount not less than $5 billion.

Data Treasury Litigation

The Corporation and BANA have been named as defendants in two cases filed by Data Treasury Corporation (Data Treasury) in the U.S. District Court for the Eastern District of Texas. In one case, Data Treasury alleges that defendants "provided, sold, installed, utilized, and assisted others to use and utilize image-based banking and archival solutions" in a manner that infringes United States Patent Nos. 5,910,988 and 6,032,137. In the other case, Data Treasury alleges that the Corporation and BANA, among other defendants, are "making, using, selling, offering for sale, and/or importing into the United States, directly, contributory, and/or by inducement, without authority, products and services that fall within the scope of the claims of" United States Patent Nos. 5,265,007; 5,583,759; 5,717,868; and 5,930,778. Data Treasury seeks unspecified damages and injunctive relief in both cases.

In re Initial Public Offering Securities Litigation

Beginning in 2001, Robertson Stephens, Inc. (an investment banking subsidiary of FleetBoston that ceased operations during 2002), BAS, other underwriters, and various issuers and others, were named as defendants in certain of the 309 putative class action lawsuits that have been consolidated in the U.S. District Court for the Southern District of New York as *In re Initial Public Offering Securities Litigation*. Plaintiffs contend that the defendants failed to make certain required disclosures and manipulated prices of securities sold in initial public offerings through, among other things, alleged agreements with institutional investors receiving allocations to purchase additional shares in the aftermarket and seek unspecified damages. On December 5, 2006, the U.S. Court of Appeals for the Second Circuit reversed the District Court's order certifying the proposed classes. On September 27, 2007, plaintiffs filed a motion to certify modified classes, which defendants have opposed. On June 25, 2007, the District Court approved an agreement between plaintiffs and 298 of the issuer defendants terminating their proposed settlement.

IPO Underwriting Fee Litigation

BAS, Robertson Stephens, Inc., and other underwriters are defendants in putative class action lawsuits captioned *In re Public Offering Fee Antitrust Litigation and In re Issuer Plaintiff Initial Public Offering Fee Antitrust Litigation*, filed in the U.S. District Court for the Southern District of New York in November 1998 and October 2000, respectively, alleging that underwriters conspired to fix the underwriters' discount at 7% of the offering price in certain initial public offerings (IPOs). The complaints, which have been filed by both purchasers and certain issuers in IPOs, seek treble damages and injunctive relief. On February 24, 2004, the District Court granted defendants' motion to dismiss as to the purchasers' damages claims. On April 18, 2006, the District Court denied class certification with respect to the issuers' damages claims. On September 11, 2007, the U.S. Court of Appeals for the Second Circuit reversed the order denying class certification as to the issuers' damages claims and remanded the case to the District Court for further class certification proceedings.

Interchange Antitrust Litigation and Visa-Related Litigation

The Corporation and certain of its subsidiaries are defendants in putative class actions filed on behalf of retail merchants that accept Visa and MasterCard payment cards. Additional defendants include Visa, MasterCard, and other financial institutions. Plaintiffs' First Consolidated and Amended Class Action Complaint alleges that the defendants conspired to fix the level of interchange and merchant discount fees and that certain other practices, including various Visa and MasterCard rules, violate federal and California antitrust laws. Plaintiffs also filed a supplemental complaint against certain defendants, including the Corporation and certain of its subsidiaries, alleging federal antitrust claims and a fraudulent conveyance claim arising out of MasterCard's 2006 initial public offering. The putative class plaintiffs seek unspecified treble damages and injunctive relief. The actions are coordinated for pre-trial proceedings in the U.S. District Court for the Eastern District of New York with individual actions brought only against Visa and MasterCard under the caption *In Re Payment Card Interchange Fee and Merchant Discount Anti-Trust Litigation (Interchange).* On January 8, 2008, the District Court dismissed all claims for pre-2004 damages. A motion to dismiss the supplemental complaint is pending.

The Corporation and certain of its subsidiaries have entered into agreements that provide for sharing liabilities in connection with antitrust litigation against Visa (the Visa-Related Litigation), including *Discover Financial Services. v. Visa U.S.A., et al.*, pending in the U.S. District Court for the Southern District of New York, which alleges that Visa and others unlawfully inhibited competition in the payment card industry, and *Interchange*. The agreements also provide for sharing liabilities in connection with *American Express Travel Related Services Company v. Visa USA, et al.*, which was settled by Visa in November 2007. Under these agreements, the Corporation's obligations to Visa are capped at the Corporation's membership interest of 12.1% in Visa USA. In November 2007, Visa Inc. filed a registration statement with the SEC with respect to a proposed initial public offering (Visa IPO). Subject to market conditions and other factors, Visa Inc. states that it expects the Visa IPO to occur in the first quarter of 2008. The Corporation expects that a portion of the proceeds from the Visa IPO will be used by Visa Inc. to fund liabilities arising from the Visa-Related Litigation.

Miller

On August 13, 1998, a predecessor of BANA was named as a defendant in a class action filed in Superior Court of California, County of San Francisco, entitled *Paul J. Miller v. Bank of America, N.A.*, challenging its practice of debiting accounts that received, by direct deposit, governmental benefits to repay fees incurred in those accounts. The action alleges, among other claims, fraud, negligent misrepresentation and other violations of California law. On October 16, 2001, a class was certified consisting of more than one million California residents who have, had or will have, at any time after August 13, 1994, a deposit account with BANA into which payments of public benefits are or have been directly deposited by the government.

On March 4, 2005, the trial court entered a judgment that purported to award the class restitution in the amount of $284 million, plus attorneys' fees, and provided that class members whose accounts were assessed an insufficient funds fee in violation of law suffered substantial emotional or economic harm and, therefore, are entitled to an additional $1,000 statutory penalty. The judgment also purported to enjoin BANA, among other things, from engaging in the account balancing practices at issue. On November 22, 2005, the California Court of Appeal stayed the judgment, including the injunction, pending appeal.

On November 20, 2006, the California Court of Appeal reversed the judgment in its entirety, holding that BANA's practice did not constitute a violation of California law. On March 21, 2007, the California Supreme Court granted plaintiff's petition to review the Court of Appeal's decision.

Municipal Derivatives Matters

The Antitrust Division of the U.S. Department of Justice (DOJ), the SEC, and the IRS are investigating possible anticompetitive bidding practices in the municipal derivatives industry involving various parties, including BANA, from the early 1990s to date. The activities at issue in these industry-wide government investigations concern the bidding process for municipal derivatives that are offered to states, municipalities and other issuers of tax-exempt bonds. The Corporation has cooperated, and continues to cooperate, with the DOJ, the SEC and the IRS. On February 4, 2008, BANA received a Wells notice advising that the SEC staff is considering recommending that the SEC bring a civil injunctive action and/or an administrative proceeding "in connection with the bidding of various financial instruments associated with municipal securities." BANA intends to respond to the notice. An SEC action or proceeding could seek a permanent injunction, disgorgement plus prejudgment interest, civil penalties and other remedial relief.

On January 11, 2007, the Corporation entered into a Corporate Conditional Leniency Letter (the Letter) with DOJ. Under the Letter and subject to the Corporation's continuing cooperation, DOJ will not bring any criminal antitrust prosecution against the Corporation in connection with the matters that the Corporation reported to DOJ. Civil actions may be filed. Subject to satisfying DOJ and the court presiding over any civil litigation of the Corporation's cooperation, the Corporation is eligible for (i) a limit on liability to single, rather than treble, damages in certain types of related civil antitrust actions, and (ii) relief from joint and several antitrust liability with other civil defendants.

Parmalat Finanziaria S.p.A.

On December 24, 2003, Parmalat Finanziaria S.p.A. was admitted into insolvency proceedings in Italy, known as "extraordinary administration." The Corporation, through certain of its subsidiaries, including BANA, provided financial services and extended credit to Parmalat and its related entities. On June 21, 2004, Extraordinary Commissioner Dr. Enrico Bondi filed with the Italian Ministry of Production Activities a plan of reorganization for the restructuring of the companies of the Parmalat group that are included in the Italian extraordinary administration proceeding.

In July 2004, the Italian Ministry of Production Activities approved the Extraordinary Commissioner's restructuring plan, as amended, for the Parmalat group companies that are included in the Italian extraordinary administration proceeding. This plan was approved by the voting creditors and the Court of Parma, Italy in October of 2005.

Litigation and investigations relating to Parmalat are pending in both Italy and the United States, and the Corporation is responding to inquiries concerning Parmalat from regulatory and law enforcement authorities in Italy and the United States.

Proceedings in Italy

On May 26, 2004, The Public Prosecutor's Office for the Court of Milan, Italy filed criminal charges against Luca Sala, Luis Moncada, and Antonio Luzi, three former employees of the Corporation, alleging the crime of market manipulation in connection with a press release issued by Parmalat. The Public Prosecutor's Office also filed a related charge against the Corporation asserting administrative liability based on an alleged failure to maintain an organizational model sufficient to prevent the alleged criminal activities of its former employees. The trial on such charges will begin in March 2008.

The main trial of the market manipulation charges against Messrs. Luzi, Moncada, and Sala began in the Court of Milan, Italy on September 28, 2005. Hearing dates in this trial are currently set through May of 2008. The Corporation is participating in this trial as a party that has been damaged by the alleged actions of defendants other than its former employees, including former Parmalat officials. Additionally, pursuant to a December 19, 2005 court ruling, other third parties are participating in the trial who claim damages against BANA as a result of the alleged criminal violations by the Corporation's former employees and other defendants.

Separately, The Public Prosecutor's Office for the Court of Parma, Italy is conducting an investigation into the collapse of Parmalat. The Corporation has cooperated, and continues to cooperate, with the Public Prosecutor's Office with respect to this investigation. The Public Prosecutor's Office has given notice of its intention to file charges, including a charge of the crime of fraudulent bankruptcy under Italian criminal law, in connection with this investigation against the same three former employees of the Corporation who are named in the Milan criminal proceedings, Messrs. Luzi, Moncada and Sala.

Proceedings in the United States

On March 5, 2004, a First Amended Complaint was filed in a securities action pending in the U.S. District Court for the Southern District of New York entitled *Southern Alaska Carpenters Pension Fund et al. v. Bonlat Financing Corporation et al.* The action is brought on behalf of a putative class of purchasers of Parmalat securities, alleges violations of the federal securities laws against the Corporation and certain affiliates, and seeks unspecified damages. Following orders on motions to dismiss, the remaining claims concern two transactions entered into between the Corporation and Parmalat. The plaintiffs filed a motion for class certification on September 21, 2006, which remains pending. On July 24, 2007, the District Court granted the Corporation's motion to dismiss the claims of foreign purchaser plaintiffs for lack of subject matter jurisdiction.

On October 7, 2004, Enrico Bondi filed an action in the U.S. District Court for the Western District of North Carolina on behalf of Parmalat and its shareholders and creditors against the Corporation and various related entities, entitled *Dr. Enrico Bondi, Extraordinary Commissioner of Parmalat Finanziaria, S.p.A., et al. v. Bank of America Corporation, et al.* (the Bondi Action). The complaint alleged federal and state RICO claims and various state law claims, including fraud. The complaint seeks damages in excess of $10 billion. The Bondi Action was transferred to the U.S. District Court for the Southern District of New York for coordinated pre-trial purposes with putative class actions and other related cases against non-Bank of America defendants under the caption *In re Parmalat Securities Litigation*. Following orders on motions to dismiss, the remaining claims are federal and state RICO claims, a breach of fiduciary duty claim, and other state law claims with respect to three transactions entered into between the Corporation and Parmalat. The Corporation filed an answer and counterclaims (the Counterclaims) seeking damages. The District Court granted in part a motion to dismiss certain of the Counterclaims, leaving intact the counterclaims for fraud, negligent misrepresentation and civil conspiracy against Parmalat S.p.A., Parmalat Finanziaria S.p.A. and Parmalat Netherlands, B.V., as well as a claim for securities fraud against Parmalat S.p.A. and Parmalat Finanziaria S.p.A.

Certain purchasers of Parmalat-related private placement offerings have filed complaints against the Corporation and various related entities in the following actions: *Principal Global Investors, LLC, et al. v. Bank of America Corporation, et al.* in the U.S. District Court for the Southern District of Iowa; *Monumental Life Insurance Company, et al. v. Bank of America Corporation, et al.* in the U.S. District Court for the Northern District of Iowa; *Prudential Insurance Company of America and Hartford Life Insurance Company v. Bank of America Corporation, et al.* in the U.S. District Court for the Northern District of Illinois; *Allstate Life Insurance Company v. Bank of America Corporation, et al.* in the U.S. District Court for the Northern District of Illinois; *Hartford Life Insurance v. Bank of America Corporation, et al.* in the U.S. District Court for the Southern District of New York; and *John Hancock Life Insurance Company, et al. v. Bank of America Corporation et al.* in the U.S. District Court for the District of Massachusetts. The actions variously allege violations of federal and state securities law and state common law, and seek rescission and unspecified damages based upon the Corporation's and related entities' alleged roles in certain private placement offerings issued by Parmalat-related companies. All cases have been transferred to the U.S. District Court for the Southern District of New York for coordinated pre-trial purposes with the *In re Parmalat Securities Litigation* matter. The plaintiffs seek rescission and unspecified damages resulting from alleged purchases of approximately $305 million in private placement instruments.

Pension Plan Matters

The Corporation is a defendant in a putative class action entitled *William L. Pender, et al. v. Bank of America Corporation, et al.* (formerly captioned *Anita Pothier, et al. v. Bank of America Corporation, et al.*), which is pending in the U.S. District Court for the Western District of North Carolina. The action is brought on behalf of participants in or beneficiaries of The Bank of America Pension Plan (formerly known as the NationsBank Cash Balance Plan) and The Bank of America 401(k) Plan (formerly known as the NationsBank 401(k) Plan). The Corporation, BANA, The Bank of America Pension Plan, The Bank of America 401(k) Plan, the Bank of America Corporation Corporate Benefits Committee and various members thereof, and PricewaterhouseCoopers LLP are defendants. The complaint alleges violations of ERISA, including that the design of The Bank of America Pension Plan violated ERISA's defined benefit pension plan standards and that such plan's definition of normal retirement age is invalid. In addition, the complaint alleges age discrimination by The Bank of America Pension Plan, unlawful lump sum benefit calculation, violation of ERISA's "anti-backloading" rule, that certain voluntary transfers of assets by participants in The Bank of America 401(k) Plan to The Bank of America Pension Plan violated ERISA, and other related claims. The complaint alleges that plan participants are entitled to greater benefits and seeks declaratory relief, monetary relief in an unspecified amount, equitable relief, including an order reforming The Bank of America Pension Plan, attorneys' fees and interest. On December 1, 2005, the plaintiffs moved to certify classes consisting of, among others, (i) all persons who accrued or who are currently accruing benefits under The Bank of America Pension Plan and (ii) all persons who elected to have amounts representing their account balances under The Bank of America 401(k) Plan transferred to The Bank of America Pension Plan. That motion, and a motion to dismiss the complaint, are pending.

The IRS is conducting an audit of the 1998 and 1999 tax returns of The Bank of America Pension Plan and The Bank of America 401(k) Plan. This audit includes a review of voluntary transfers by participants of 401(k) Plan assets to The Bank of America Pension Plan and whether such transfers were in accordance with applicable law. The Corporation has received Technical Advice Memoranda from the National Office of the IRS that (i) concluded that the voluntary transfers violated the anti-cutback rule of Section 411(d)(6) of the Internal Revenue Code and (ii) denied the Corporation's request that the conclusion reached be applied prospectively only. The Corporation continues to participate in administrative proceedings with the IRS regarding issues raised in the audit.

On September 29, 2004, a class action, now entitled *Donna C. Richards v. FleetBoston Financial Corp., the FleetBoston Financial Pension Plan and Bank of America Corporation*, was filed in the U.S. District Court for the District of Connecticut on behalf of certain former and current Fleet employees. Plaintiffs allege that FleetBoston or its predecessor violated ERISA by amending the Fleet Financial Group, Inc. Pension Plan (a predecessor to the FleetBoston Financial Pension Plan) to add a cash balance benefit formula without notifying participants that the amendment reduced their plan benefits, by reducing the rate of benefit accruals on account of age, and by failing to inform participants of the correct amount of their pensions and related claims. In September 2007, the Corporation and the other named defendants agreed in principle with class counsel to settle all claims brought on behalf of the class. The agreement is subject to the execution of a definitive settlement agreement and court approval.

Note 14 – Shareholders' Equity and Earnings Per Common Share

Common Stock

The Corporation repurchased approximately 73.7 million shares of common stock in 2007 which more than offset the 53.5 million shares issued under employee stock plans. The Corporation may repurchase shares, from time to time, in the open market or in private transactions through the Corporation's approved repurchase program. The Corporation expects to continue to repurchase a number of shares of common stock comparable to any shares issued under the Corporation's employee stock plans.

Effective for the third quarter dividend, the Board increased the quarterly cash dividend on common stock 14 percent from $0.56 to $0.64 per share. In October 2007, the Board declared a fourth quarter cash dividend, which was paid on December 28, 2007, to common shareholders of record on December 7, 2007.

Preferred Stock

In January 2008, the Corporation issued 240 thousand shares of Bank of America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K (Series K Preferred Stock) with a par value of $0.01 per share for $6.0 billion. The fixed rate is 8.00 percent through January 29, 2018 and then adjusts to three-month LIBOR plus 363 bps thereafter. Ownership is held in the form of depositary shares, each representing a 1/25th interest in a share of Series K Preferred Stock, paying a semi-annual cash dividend through January 29, 2018 then adjusts to a quarterly cash dividend, on the liquidation preference of $25,000 per share of Series K Preferred Stock.

Also in January 2008, the Corporation issued 6.9 million shares of Bank of America Corporation 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L (Series L Preferred Stock) with a par value of $0.01 per share for $6.9 billion, paying a quarterly cash dividend on the liquidation preference of $1,000 per share of Series L Preferred Stock at an annual rate of 7.25 percent. Each share of the Series L Preferred Stock may be converted at any time, at the option of the holder, into 20 shares of the Corporation's common stock plus cash in lieu of fractional shares. On or after January 30, 2013, the Corporation may cause some or all of the Series L Preferred Stock, at its option, at any time or from time to time, to be converted into shares of common stock at the then-applicable conversion rate if, for 20 trading days during any period of 30 consecutive trading days, the closing price of common stock exceeds 130 percent of the then-applicable conversion price of the Series L Preferred Stock. If the Corporation exercises its right to cause the automatic conversion of Series L Preferred Stock on January 30, 2013, it will still pay any accrued dividends payable on January 30, 2013 to the applicable holders of record.

In November and December 2007, the Corporation issued 41 thousand shares of Bank of America Corporation 7.25% Non-Cumulative Preferred Stock, Series J (Series J Preferred Stock) with a par value of $0.01 per share for $1.0 billion. Ownership is held in the form of depositary shares, each representing a 1/1,000th interest in a share of Series J Preferred Stock, paying a quarterly cash dividend on the liquidation preference of $25,000 per share of Series J Preferred Stock at an annual rate of 7.25 percent. On any dividend date on or after November 1, 2012, the Corporation may redeem Series J Preferred Stock, in whole or in part, at its option, at $25,000 per share, plus accrued and unpaid dividends.

In September 2007, the Corporation issued 22 thousand shares of Bank of America Corporation 6.625% Non-Cumulative Preferred Stock, Series I (Series I Preferred Stock) with a par value of $0.01 per share for $550 million. Ownership is held in the form of depositary shares, each representing a 1/1,000th interest in a share of Series I Preferred Stock, paying a quarterly cash dividend on the liquidation preference of $25,000 per share of Series I Preferred Stock at an annual rate of 6.625 percent. On any dividend date on or after October 1, 2017, the Corporation may redeem Series I Preferred Stock, in whole or in part, at its option, at $25,000 per share, plus accrued and unpaid dividends.

In November 2006, the Corporation issued 81 thousand shares, or $2.0 billion, of Bank of America Corporation Floating Rate Non-Cumulative Preferred Stock, Series E (Series E Preferred Stock) with a par value of $0.01 per share. Ownership is held in the form of depositary shares, each representing a 1/1,000th interest in a share of Series E Preferred Stock, paying a quarterly cash dividend on the liquidation preference of $25,000 per share of Series E Preferred Stock at an annual rate equal to the greater of (a) three-month LIBOR plus 0.35 percent and (b) 4.00 percent, payable quarterly in arrears. On any dividend date on or after November 15, 2011, the Corporation may redeem Series E Preferred Stock, in whole or in part, at its option, at $25,000 per share, plus accrued and unpaid dividends.

In September 2006, the Corporation issued 33 thousand shares, or $825 million, of Bank of America Corporation 6.204% Non-Cumulative Preferred Stock, Series D (Series D Preferred Stock) with a par value of $0.01 per share. Ownership is held in the form of depositary shares, each representing a 1/1,000th interest in a share of Series D Preferred Stock, paying a quarterly cash dividend on the liquidation preference of $25,000 per share of Series D Preferred Stock at an annual rate of 6.204 percent. On any dividend date on or after September 14, 2011, the Corporation may redeem Series D Preferred Stock, in whole or in part, at its option, at $25,000 per share, plus accrued and unpaid dividends.

The shares of the series of preferred stock discussed above are not subject to the operations of a sinking fund and have no participation rights. With the exception of the Series L Preferred Stock, the shares of the series of preferred stock discussed above are not convertible. The holders of these series have no general voting rights. If any quarterly dividend payable on these series is in arrears for six or more quarterly dividend periods (whether consecutive or not), the holders of these series and any other class or series of preferred stock ranking equally as to payment of dividends and upon which equivalent voting rights have been conferred and are exercisable (voting as a single class) will be entitled to vote for the election of two additional directors. These voting rights terminate when the Corporation has paid in full dividends on these series for at least four quarterly dividend periods following the dividend arrearage.

On July 14, 2006, the Corporation redeemed its 6.75% Perpetual Preferred Stock with a stated value of $250 per share. The 382 thousand shares, or $96 million, outstanding of preferred stock were redeemed at the stated value of $250 per share, plus accrued and unpaid dividends.

On July 3, 2006, the Corporation redeemed its Fixed/Adjustable Rate Cumulative Preferred Stock with a stated value of $250 per share. The 700 thousand shares, or $175 million, outstanding of preferred stock were redeemed at the stated value of $250 per share, plus accrued and unpaid dividends.

In addition to the preferred stock described above, the Corporation had eight thousand shares, or $1 million, outstanding of the 7% Cumulative Redeemable Preferred Stock with a stated value of $100 per share paying dividends quarterly at an annual rate of 7.00 percent.

All preferred stock outstanding has preference over the Corporation's common stock with respect to the payment of dividends and distribution of the Corporation's assets in the event of a liquidation or dissolution. Except in certain circumstances, the holders of preferred stock have no voting rights.

Accumulated OCI

The following table presents the changes in accumulated OCI for 2007, 2006 and 2005, net-of-tax.

(Dollars in millions)	Securities [1, 2]	Derivatives [3]	Employee Benefit Plans	Foreign Currency	Total
Balance, December 31, 2006	**$(2,733)**	**$(3,697)**	**$(1,428)**	**$ 147**	**$(7,711)**
Net change in fair value recorded in accumulated OCI [4]	9,416	(1,252)	4	142	8,310
Net realized (gains) losses reclassified into earnings [5]	(147)	547	123	7	530
Balance, December 31, 2007	**$ 6,536**	**$(4,402)**	**$(1,301)**	**$ 296**	**$ 1,129**
Balance, December 31, 2005	$(2,978)	$(4,338)	$ (118)	$(122)	$(7,556)
Net change in fair value recorded in accumulated OCI [6]	465	534	(1,310)	219	(92)
Net realized (gains) losses reclassified into earnings [5]	(220)	107	–	50	(63)
Balance, December 31, 2006	$(2,733)	$(3,697)	$(1,428)	$ 147	$(7,711)
Balance, December 31, 2004	$ (197)	$(2,279)	$ (134)	$(154)	$(2,764)
Net change in fair value recorded in accumulated OCI	(1,907)	(2,225)	16	32	(4,084)
Net realized (gains) losses reclassified into earnings [5]	(874)	166	–	–	(708)
Balance, December 31, 2005	$(2,978)	$(4,338)	$ (118)	$(122)	$(7,556)

(1) In 2007, 2006 and 2005, the Corporation reclassified net realized (gains) losses into earnings on the sales and impairments of AFS debt securities of $137 million, $279 million and $(683) million, net-of-tax, respectively, and (gains) losses on the sales of AFS marketable equity securities of $(284) million, $(499) million, and $(191) million, net-of-tax, respectively.

(2) Accumulated OCI includes fair value losses of $15 million and gains of $135 million, net-of-tax, on certain retained interests in the Corporation's securitization transactions that were included in other assets at December 31, 2007 and 2006.

(3) The amounts included in accumulated OCI for terminated derivative contracts were losses of $3.8 billion, $3.2 billion and $2.5 billion, net-of-tax, at December 31, 2007, 2006 and 2005, respectively.

(4) Securities include the fair value adjustment of $8.4 billion, net-of-tax, related to the Corporation's investment in CCB.

(5) Included in this line item are amounts related to derivatives used in cash flow hedge relationships. These amounts are reclassified into earnings in the same period or periods during which the hedged forecasted transactions affect earnings. This line item also includes (gains) losses on AFS debt and marketable equity securities and impairments. These amounts are reclassified into earnings upon sale of the related security.

(6) Employee benefit plans include the accumulated adjustment to initially apply SFAS 158 of $(1.3) billion.

Earnings per Common Share

The calculation of earnings per common share and diluted earnings per common share for 2007, 2006 and 2005 is presented below. See *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements for a discussion on the calculation of earnings per common share.

(Dollars in millions, except per share information; shares in thousands)	2007	2006	2005
Earnings per common share			
Net income	$ 14,982	$ 21,133	$ 16,465
Preferred stock dividends	(182)	(22)	(18)
Net income available to common shareholders	$ 14,800	$ 21,111	$ 16,447
Average common shares issued and outstanding	4,423,579	4,526,637	4,008,688
Earnings per common share	$ 3.35	$ 4.66	$ 4.10
Diluted earnings per common share			
Net income available to common shareholders	$ 14,800	$ 21,111	$ 16,447
Average common shares issued and outstanding	4,423,579	4,526,637	4,008,688
Dilutive potential common shares [1, 2]	56,675	69,259	59,452
Total diluted average common shares issued and outstanding	4,480,254	4,595,896	4,068,140
Diluted earnings per common share	$ 3.30	$ 4.59	$ 4.04

(1) For 2007, 2006 and 2005, average options to purchase 28 million, 355 thousand and 39 million shares, respectively, were outstanding but not included in the computation of earnings per common share because they were antidilutive.

(2) Includes incremental shares from restricted stock units, restricted stock shares and stock options.

Note 15 – Regulatory Requirements and Restrictions

The Board of Governors of the Federal Reserve System (FRB) requires the Corporation's banking subsidiaries to maintain reserve balances based on a percentage of certain deposits. Average daily reserve balances required by the FRB were $5.7 billion and $5.6 billion for 2007 and 2006. Currency and coin residing in branches and cash vaults (vault cash) are used to partially satisfy the reserve requirement. The average daily reserve balances, in excess of vault cash, held with the FRB amounted to $49 million and $27 million for 2007 and 2006.

The primary source of funds for cash distributions by the Corporation to its shareholders are dividends received from its banking subsidiaries Bank of America, N.A., FIA Card Services, N.A., and LaSalle Bank, N.A. In 2007, Bank of America Corporation received $15.4 billion in dividends from its banking subsidiaries. In 2008, Bank of America, N.A., FIA Card Services, N.A., and LaSalle Bank, N.A. can declare and pay dividends to Bank of America Corporation of $4.6 billion, $1.6 billion, and $155 million plus an additional amount equal to their net profits for 2008, as defined by statute, up to the date of any such dividend declaration. The other subsidiary national banks can initiate aggregate dividend payments in 2008 of $338 million plus an additional amount equal to their net profits for 2008, as defined by statute, up to the date of any such dividend declaration. The amount of dividends that each subsidiary bank may declare in a calendar year without approval by the Office of the Comptroller of the Currency (OCC) is the subsidiary bank's net profits for that year combined with its net retained profits, as defined, for the preceding two years.

The FRB, the OCC and the Federal Deposit Insurance Corporation (collectively, the Agencies) have issued regulatory capital guidelines for U.S. banking organizations. Failure to meet the capital requirements can initiate certain mandatory and discretionary actions by regulators that could have a material effect on the Corporation's financial statements. At December 31, 2007, the Corporation, Bank of America, N.A., FIA Card Services, N.A., and LaSalle Bank, N.A. were classified as "well-capitalized" under this regulatory framework. At December 31, 2006, the Corporation, Bank of America N.A., and FIA Card Services, N.A. were also classified as "well-capitalized." There have been no conditions or events since December 31, 2007 that management believes have changed the Corporation's, Bank of America, N.A.'s, FIA Card Services, N.A.'s, and LaSalle Bank, N.A.'s capital classifications.

The regulatory capital guidelines measure capital in relation to the credit and market risks of both off- and on-balance sheet items using various risk weights. Under the regulatory capital guidelines, Total Capital consists of three tiers of capital. Tier 1 Capital includes common shareholders' equity, Trust Securities, minority interests and qualifying preferred stock, less goodwill and other adjustments. Tier 2 Capital consists of preferred stock not qualifying as Tier 1 Capital, mandatory convertible debt, limited amounts of subordinated debt, other qualifying term debt, the allowance for credit losses up to 1.25 percent of risk-weighted assets and other adjustments. Tier 3 Capital includes subordinated debt that is unsecured, fully paid, has an original maturity of at least two years, is not redeemable before maturity without prior approval by the FRB and includes a lock-in clause precluding payment of either interest or principal if the payment would cause the issuing bank's risk-based capital ratio to fall or remain below the required minimum. Tier 3 Capital can only be used to satisfy the Corporation's market risk capital requirement and may not be used to support its credit risk requirement. At December 31, 2007 and 2006, the Corporation had no subordinated debt that qualified as Tier 3 Capital.

Certain corporate sponsored trust companies which issue Trust Securities are not consolidated under FIN 46R. As a result, the Trust Securities are not included on the Corporation's Consolidated Balance Sheet. On March 1, 2005, the FRB issued Risk-Based Capital Standards: Trust Preferred Securities and the Definition of Capital (the Final Rule) which allows Trust Securities to continue to qualify as Tier 1 Capital with revised quantitative limits that would be effective after a five-year transition period. As a result, Trust Securities are included in Tier 1 Capital.

The FRB's Final Rule limits restricted core capital elements to 15 percent for internationally active bank holding companies. Internationally active bank holding companies are those with consolidated assets greater than $250 billion or on-balance sheet exposure greater than $10 billion. In addition, the FRB revised the qualitative standards for capital instruments included in regulatory capital. At December 31, 2007, the Corporation's restricted core capital elements comprised 20.3 percent of total core capital elements. The Corporation expects to be fully compliant with the revised limits prior to the implementation date of March 31, 2009.

To meet minimum, adequately-capitalized regulatory requirements, an institution must maintain a Tier 1 Capital ratio of four percent and a Total Capital ratio of eight percent. A well-capitalized institution must generally maintain capital ratios 200 bps higher than the minimum guidelines. The risk-based capital rules have been further supplemented by a leverage ratio, defined as Tier 1 Capital divided by adjusted quarterly average total assets, after certain adjustments. "Well-capitalized" bank holding companies must have a minimum Tier 1 Leverage ratio of three percent and are not subject to a FRB directive to maintain higher capital levels. National banks must maintain a Tier 1 Leverage ratio of at least five percent to be classified as "well-capitalized."

Net unrealized gains (losses) on AFS debt securities, net unrealized gains on AFS marketable equity securities, net unrealized gains (losses) on derivatives, and employee benefit plan adjustments in shareholders' equity at December 31, 2007 and 2006, are excluded from the calculations of Tier 1 Capital and Leverage ratios. The Total Capital ratio excludes all of the above with the exception of up to 45 percent of net unrealized pre-tax gains on AFS marketable equity securities.

Regulatory Capital Developments

In June 2004, Basel II was published with the intent of more closely aligning regulatory capital requirements with underlying risks. Similar to economic capital measures, Basel II seeks to address credit risk, market risk, and operational risk. On December 7, 2007, U.S. regulatory agencies published the final Basel II rules (Basel II Rules) providing detailed capital requirements for credit and operational risk under Pillar 1, supervisory requirements under Pillar 2 and disclosure requirements under Pillar 3. The Corporation is still awaiting final rules for market risk requirements under Basel II.

The Basel II Rules' effective date is April 1, 2008, which allows U.S. financial institutions to begin parallel reporting as early as 2008. The Corporation continues execution efforts to ensure preparedness with all Basel II requirements. The goal is to achieve full compliance by the end of the three-year implementation period in 2011. Further, internationally Basel II was implemented in several countries during the second half of 2007, while others will begin implementation in 2008 and 2009.

Regulatory Capital

	December 31					
	2007			2006		
	Actual		Minimum	Actual		Minimum
(Dollars in millions)	Ratio	Amount	Required (1)	Ratio	Amount	Required (1)
Risk-based capital						
Tier 1						
Bank of America Corporation	6.87%	$ 83,372	$48,516	8.64%	$ 91,064	$42,181
Bank of America, N.A.	8.23	75,395	36,661	8.89	76,174	34,264
FIA Card Services, N.A.	14.29	21,625	6,053	14.08	19,562	5,558
LaSalle Bank, N.A. (2)	9.91	6,838	2,759	–	–	–
Total						
Bank of America Corporation	11.02	133,720	97,032	11.88	125,226	84,363
Bank of America, N.A.	11.01	100,891	73,322	11.19	95,867	68,529
FIA Card Services, N.A.	16.82	25,453	12,105	17.02	23,648	11,117
LaSalle Bank, N.A. (2)	11.02	7,605	5,518	–	–	–
Tier 1 Leverage						
Bank of America Corporation	5.04	83,372	49,595	6.36	91,064	42,935
Bank of America, N.A.	5.94	75,395	38,092	6.63	76,174	34,487
FIA Card Services, N.A.	16.37	21,625	3,963	16.88	19,562	3,478
LaSalle Bank, N.A. (2)	9.21	6,838	2,226	–	–	–

(1) Dollar amount required to meet guidelines for adequately capitalized institutions.
(2) LaSalle Bank, N.A. is presented for periods subsequent to October 1, 2007.

Note 16 – Employee Benefit Plans

Pension and Postretirement Plans

The Corporation sponsors noncontributory trusteed qualified pension plans that cover substantially all officers and employees. The plans provide defined benefits based on an employee's compensation and years of service. The Bank of America Pension Plan (the Pension Plan) provides participants with compensation credits, generally based on years of service. For account balances based on compensation credits prior to January 1, 2008, the Pension Plan allows participants to select from various earnings measures, which are based on the returns of certain funds or common stock of the Corporation. The participant-selected earnings measures determine the earnings rate on the individual participant account balances in the Pension Plan. Participants may elect to modify earnings measure allocations on a periodic basis subject to the provisions of the Pension Plan. For account balances based on compensation credits subsequent to December 31, 2007, the account balance earnings rate is based on a benchmark rate. For eligible employees in the Pension Plan on or after January 1, 2008, the benefits become vested upon completion of three years of service. It is the policy of the Corporation to fund not less than the minimum funding amount required by ERISA.

The Pension Plan has a balance guarantee feature for account balances with participant-selected earnings, applied at the time a benefit payment is made from the plan that protects participant balances transferred and certain compensation credits from future market downturns. The Corporation is responsible for funding any shortfall on the guarantee feature.

As a result of recent mergers, the Corporation assumed the obligations related to the pension plans of former FleetBoston, MBNA, U.S. Trust Corporation and LaSalle. These plans together with the Pension Plan, are referred to as the Qualified Pension Plans. The Bank of America Pension Plan for Legacy Fleet (the FleetBoston Pension Plan) and the Bank of America Pension Plan for Legacy U.S. Trust Corporation (the U.S. Trust Pension Plan) are substantially similar to the Pension Plan discussed above; however, these plans do not allow participants to select various earnings measures; rather the earnings rate is based on a benchmark rate; in addition, both plans include participants with benefits determined under formulas based on average or career compensation and years of service rather than by reference to a pension account. The Bank of America Pension Plan for Legacy MBNA (the MBNA Pension Plan) and The Bank of America Pension Plan for Legacy LaSalle (the LaSalle Pension Plan) provide retirement benefits based on the number of years of benefit service and a percentage of the participant's average annual compensation during the five highest paid consecutive years of their last ten years of employment.

The Corporation sponsors a number of noncontributory, nonqualified pension plans (the Nonqualified Pension Plans). As a result of mergers, the Corporation assumed the obligations related to the noncontributory, nonqualified pension plans of former FleetBoston, MBNA, U.S. Trust Corporation, and LaSalle. These plans, which are unfunded, provide defined pension benefits to certain employees.

In addition to retirement pension benefits, full-time, salaried employees and certain part-time employees may become eligible to continue participation as retirees in health care and/or life insurance plans sponsored by the Corporation. Based on the other provisions of the individual plans, certain retirees may also have the cost of these benefits partially paid by the Corporation. The obligations assumed as a result of the mergers are substantially similar to the Corporation's Postretirement Health and Life Plans.

The tables within this Note include the information related to the MBNA plans described above beginning January 1, 2006, the U.S. Trust Corporation plans beginning July 1, 2007 and the LaSalle plans beginning October 1, 2007.

On December 31, 2006, the Corporation adopted SFAS 158 which requires the recognition of a plan's over-funded or under-funded status as an asset or liability with an offsetting adjustment to accumulated OCI. SFAS 158 requires the determination of the fair values of a plan's assets at a company's year end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of accumulated OCI. These amounts were previously netted against the plans' funded status in the Corporation's Consolidated Balance Sheet pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as components of net periodic benefit costs. Further, actuarial gains and losses that arise in subsequent periods that are not initially recognized as a component of net periodic benefit cost will be recognized as a component of accumulated OCI. Those amounts will subsequently be recognized as a component of net periodic benefit cost as they are amortized during future periods.

The incremental effects of adopting the provisions of SFAS 158 on the Corporation's Consolidated Balance Sheet at December 31, 2006 are presented in the table below. The adoption of SFAS 158 had no effect on the Corporation's Consolidated Statement of Income for 2006, or for any year presented.

The table on page 155 summarizes the changes in the fair value of plan assets, changes in the projected benefit obligation (PBO), the funded status of both the accumulated benefit obligation (ABO) and the PBO, and the weighted average assumptions used to determine benefit obligations for the pension plans and postretirement plans at December 31, 2007 and 2006. Amounts recognized at December 31, 2007 and 2006 are reflected in other assets, and accrued expenses and other liabilities on the Consolidated Balance Sheet. The discount rate assumption is based on a cash flow matching technique and is subject to change each year. This technique utilizes a yield curve based upon Aa-rated corporate bonds with cash flows that match estimated benefit payments to produce the discount rate assumption. For the Qualified Pension Plans, the Nonqualified Pension Plans and the Postretirement Health and Life Plans, the discount rate at December 31, 2007, was 6.00 percent. For both the Qualified Pension Plans and the Postretirement Health and Life Plans, the expected long-term return on plan assets is 8.00 percent for 2008. The expected return on plan assets is determined using the calculated market-related value for the Qualified Pension Plans and the fair value for the Postretirement Health and Life Plans. The asset valuation method for the Qualified Pension Plans recognizes 60 percent of the market gains or losses in the first year, with the remaining 40 percent spread equally over the next four years.

(Dollars in millions)	December 31, 2006 Balance Sheet Before Application of SFAS 158	SFAS 158 Adoption Adjustments	December 31, 2006 Balance Sheet After Application of SFAS 158
Other assets [1]	$ 121,649	$(1,966)	$ 119,683
Total assets	1,461,703	(1,966)	1,459,737
Accrued expenses and other liabilities [2]	42,790	(658)	42,132
Total liabilities	1,325,123	(658)	1,324,465
Accumulated OCI [3]	(6,403)	(1,308)	(7,711)
Total shareholders' equity	136,580	(1,308)	135,272
Total liabilities and shareholders' equity	1,461,703	(1,966)	1,459,737

[1] Amounts represent adjustments to plans in an asset position of $(2.0) billion.
[2] Adjustments to plans in a liability position of $301 million, the reversal of the additional minimum liability adjustment of $(190) million and an adjustment to deferred tax liabilities of $(769) million.
[3] Includes employee benefit plan adjustments of $(1.4) billion, net-of-tax, and the reversal of the additional minimum liability adjustment of $120 million, net-of-tax.

(Dollars in millions)	Qualified Pension Plans (1) 2007	Qualified Pension Plans (1) 2006	Nonqualified Pension Plans (1) 2007	Nonqualified Pension Plans (1) 2006	Postretirement Health and Life Plans (1) 2007	Postretirement Health and Life Plans (1) 2006
Change in fair value of plan assets						
Fair value, January 1	$16,793	$13,097	$ -	$ 1	$ 90	$ 126
MBNA balance, January 1, 2006	-	555	-	-	-	-
U.S. Trust Corporation balance, July 1, 2007	437	-	-	-	-	-
LaSalle balance, October 1, 2007	1,400	-	-	-	85	-
Actual return on plan assets	1,043	1,829	-	-	7	15
Company contributions (2)	-	2,200	159	321	84	52
Plan participant contributions	-	-	-	-	109	98
Benefits paid	(953)	(888)	(157)	(322)	(225)	(213)
Federal subsidy on benefits paid	n/a	n/a	n/a	n/a	15	12
Fair value, December 31	$18,720	$16,793	$ 2	$ -	$ 165	$ 90
Change in projected benefit obligation						
Projected benefit obligation, January 1	$12,680	$11,690	$ 1,345	$ 1,108	$ 1,549	$ 1,420
MBNA balance, January 1, 2006	-	695	-	486	-	278
U.S. Trust Corporation balance, July 1, 2007	363	-	6	-	9	-
LaSalle balance, October 1, 2007	1,133	-	108	-	120	-
Service cost	316	306	9	13	16	13
Interest cost	761	676	71	78	84	86
Plan participant contributions	-	-	-	-	109	98
Plan amendments	3	33	(1)	-	-	-
Actuarial (gains) losses	(103)	168	(74)	(18)	(101)	(145)
Benefits paid	(953)	(888)	(157)	(322)	(225)	(213)
Federal subsidy on benefits paid	n/a	n/a	n/a	n/a	15	12
Projected benefit obligation, December 31	$14,200	$12,680	$ 1,307	$ 1,345	$ 1,576	$ 1,549
Amount recognized, December 31	$ 4,520	$ 4,113	$(1,305)	$(1,345)	$(1,411)	$(1,459)
Funded status, December 31						
Accumulated benefit obligation	$13,540	$12,151	$ 1,284	$ 1,345	n/a	n/a
Overfunded (unfunded) status of ABO	5,180	4,642	(1,282)	(1,345)	n/a	n/a
Provision for future salaries	660	529	23	-	n/a	n/a
Projected benefit obligation	14,200	12,680	1,307	1,345	$ 1,576	$ 1,549
Weighted average assumptions, December 31						
Discount rate	6.00%	5.75%	6.00%	5.75%	6.00%	5.75%
Expected return on plan assets	8.00	8.00	n/a	n/a	8.00	8.00
Rate of compensation increase	4.00	4.00	4.00	4.00	n/a	n/a

(1) The measurement date for the Qualified Pension Plans, Nonqualified Pension Plans, and Postretirement Health and Life Plans was December 31 of each year reported.

(2) The Corporation's best estimate of its contributions to be made to the Qualified Pension Plans, Nonqualified Pension Plans, and Postretirement Health and Life Plans in 2008 is $0, $105 and $101 million.

n/a = not applicable

Amounts recognized in the Consolidated Financial Statements at December 31, 2007 and 2006 were as follows:

(Dollars in millions)	Qualified Pension Plans 2007	Qualified Pension Plans 2006	Nonqualified Pension Plans 2007	Nonqualified Pension Plans 2006	Postretirement Health and Life Plans 2007	Postretirement Health and Life Plans 2006
Other assets	$4,520	$4,113	$ -	$ -	$ -	$ -
Accrued expenses and other liabilities	-	-	(1,305)	(1,345)	(1,411)	(1,459)
Net amount recognized at December 31	$4,520	$4,113	$(1,305)	$(1,345)	$(1,411)	$(1,459)

Net periodic benefit cost (income) for 2007, 2006 and 2005 included the following components:

	Qualified Pension Plans			Nonqualified Pension Plans			Postretirement Health and Life Plans		
(Dollars in millions)	2007	2006	2005	2007	2006	2005	2007	2006	2005
Components of net periodic benefit cost (income)									
Service cost	$ 316	$ 306	$ 261	$ 9	$ 13	$ 11	$ 16	$ 13	$ 11
Interest cost	761	676	643	71	78	61	84	86	78
Expected return on plan assets	(1,312)	(1,034)	(983)	-	-	-	(8)	(10)	(14)
Amortization of transition obligation	-	-	-	-	-	-	32	31	31
Amortization of prior service cost (credits)	47	41	44	(7)	(8)	(8)	-	-	-
Recognized net actuarial (gain) loss	156	229	182	17	20	24	(60)	12	80
Recognized loss (gain) due to settlements and curtailments	-	-	-	14	-	9	(2)	-	-
Net periodic benefit cost (income)	$ (32)	$ 218	$ 147	$ 104	$ 103	$ 97	$ 62	$ 132	$ 186
Weighted average assumptions used to determine net cost for years ended December 31									
Discount rate [1]	5.75%	5.50%	5.75%	5.75%	5.50%	5.75%	5.75%	5.50%	5.75%
Expected return on plan assets	8.00	8.00	8.50	n/a	n/a	n/a	8.00	8.00	8.50
Rate of compensation increase	4.00	4.00	4.00	4.00	4.00	4.00	n/a	n/a	n/a

[1] In connection with the U.S. Trust Corporation and LaSalle mergers, those plans were remeasured on July 1, 2007 and October 1, 2007, using a discount rate of 6.15 percent and 6.50 percent.
n/a = not applicable

Net periodic postretirement health and life expense was determined using the "projected unit credit" actuarial method. Gains and losses for all benefits except postretirement health care are recognized in accordance with the standard amortization provisions of the applicable accounting standards. For the Postretirement Health Care Plans, 50 percent of the unrecognized gain or loss at the beginning of the fiscal year (or at subsequent remeasurement) is recognized on a level basis during the year.

Assumed health care cost trend rates affect the postretirement benefit obligation and benefit cost reported for the Postretirement Health Care Plans. The assumed health care cost trend rate used to measure the expected cost of benefits covered by the Postretirement Health Care Plans was 9.0 percent for 2008, reducing in steps to 5.0 percent in 2013 and later years. A one-percentage-point increase in assumed health care cost trend rates would have increased the service and interest costs and the benefit obligation by $5 million and $64 million in 2007, and $3 million and $51 million in both 2006 and 2005. A one-percentage-point decrease in assumed health care cost trend rates would have lowered the service and interest costs and the benefit obligation by $4 million and $54 million in 2007, $3 million and $44 million in 2006, and $3 million and $43 million in 2005.

Pre-tax amounts included in accumulated OCI at December 31, 2007 and 2006 were as follows:

	Qualified Pension Plans		Nonqualified Pension Plans		Postretirement Health and Life Plans		Total	
(Dollars in millions)	2007	2006	2007	2006	2007	2006	2007	2006
Net actuarial (gain) loss	$1,776	$1,765	$119	$224	$(106)	$ (68)	$1,789	$1,921
Transition obligation	-	-	-	-	157	189	157	189
Prior service cost (credits)	157	201	(38)	(44)	-	-	119	157
Amounts recognized in accumulated OCI	$1,933	$1,966	$ 81	$180	$ 51	$121	$2,065	$2,267

Pre-tax amounts recognized in OCI for 2007 included the following components:

(Dollars in millions)	Qualified Pension Plans	Nonqualified Pension Plans	Postretirement Health and Life Plans	Total
Other changes in plan assets and benefit obligations recognized in OCI				
Settlements and curtailments	$ -	$(14)	$ 2	$ (12)
Current year actuarial (gain) loss	167	(74)	(100)	(7)
Amortization of actuarial gain (loss)	(156)	(17)	60	(113)
Current year prior service (credit) cost	3	(1)	-	2
Amortization of prior service credit (cost)	(47)	7	-	(40)
Amortization of transition asset (obligation)	-	-	(32)	(32)
Total recognized in OCI	$ (33)	$(99)	$ (70)	$(202)

The estimated net actuarial (gain) loss and prior service cost (credit) for the Qualified Pension Plans that will be amortized from accumulated OCI into net periodic benefit cost (income) during 2008 are pre-tax amounts of $64 million and $47 million. The estimated net actuarial (gain) loss and prior service cost (credit) for the Nonqualified Pension Plans that will be amortized from accumulated OCI into net periodic benefit cost (income) during 2008 are pre-tax amounts of $11 million and $(8) million. The estimated net actuarial (gain) loss and transition obligation for the Postretirement Health and Life Plans that will be amortized from accumulated OCI into net periodic benefit cost (income) during 2008 are pre-tax amounts of $(32) million and $31 million.

Plan Assets

The Qualified Pension Plans have been established as retirement vehicles for participants, and trusts have been established to secure benefits promised under the Qualified Pension Plans. The Corporation's policy is to invest the trust assets in a prudent manner for the exclusive purpose of providing benefits to participants and defraying reasonable expenses of administration. The Corporation's investment strategy is designed to provide a total return that, over the long-term, increases the ratio of assets to liabilities. The strategy attempts to maximize the investment return on assets at a level of risk deemed appropriate by the Corporation while complying with ERISA and any applicable regulations and laws. The investment strategy utilizes asset allocation as a principal determinant for establishing the risk/reward profile of the assets. Asset allocation ranges are established, periodically reviewed, and adjusted as funding levels and liability characteristics change. Active and passive investment managers are employed to help enhance the risk/return profile of the assets. An additional aspect of the investment strategy used to minimize risk (part of the asset allocation plan) includes matching the equity exposure of participant-selected earnings measures. For example, the common stock of the Corporation held in the trust is maintained as an offset to the exposure related to participants who selected to receive an earnings measure based on the return performance of common stock of the Corporation. No plan assets are expected to be returned to the Corporation during 2008.

The Expected Return on Asset Assumption (EROA assumption) was developed through analysis of historical market returns, historical asset class volatility and correlations, current market conditions, anticipated future asset allocations, the funds' past experience, and expectations on potential future market returns. The EROA assumption represents a long-term average view of the performance of the Qualified Pension Plans and Postretirement Health and Life Plan assets, a return that may or may not be achieved during any one calendar year. In a simplistic analysis of the EROA assumption, the building blocks used to arrive at the long-term return assumption would include an implied return from equity securities of 8.75 percent, debt securities of 5.75 percent, and real estate of 7.00 percent for all pension plans and postretirement health and life plans.

The Qualified Pension Plans' and Postretirement Health and Life Plans' asset allocations at December 31, 2007 and 2006 and target allocations for 2008 by asset category are presented in the table below.

Equity securities for the Qualified Pension Plans include common stock of the Corporation in the amounts of $667 million (3.56 percent of total plan assets) and $882 million (5.25 percent of total plan assets) at December 31, 2007 and 2006.

The Bank of America, MBNA, U.S. Trust Corporation, and LaSalle Postretirement Health and Life Plans had no investment in the common stock of the Corporation at December 31, 2007 or 2006. The FleetBoston Postretirement Health and Life Plans included common stock of the Corporation in the amount of $0.3 million (0.20 percent of total plan assets) and $0.4 million (0.46 percent of total plan assets) at December 31, 2007 and 2006.

Asset Category	Qualified Pension Plans			Postretirement Health and Life Plans		
	2008 Target Allocation	Percentage of Plan Assets at December 31		2008 Target Allocation	Percentage of Plan Assets at December 31	
		2007	2006		2007	2006
Equity securities	60 – 80%	70%	68%	50 – 75%	67%	61%
Debt securities	20 – 40	27	30	25 – 45	30	36
Real estate	0 – 5	3	2	0 – 5	3	3
Total		100%	100%		100%	100%

Projected Benefit Payments

Benefit payments projected to be made from the Qualified Pension Plans, the Nonqualified Pension Plans and the Postretirement Health and Life Plans are as follows:

(Dollars in millions)	Qualified Pension Plans [1]	Nonqualified Pension Plans [2]	Postretirement Health and Life Plans	
			Net Payments [3]	Medicare Subsidy
2008	$1,057	$105	$150	$(15)
2009	1,068	104	150	(15)
2010	1,059	103	152	(16)
2011	1,110	105	153	(16)
2012	1,105	103	152	(17)
2013 – 2017	5,324	479	735	(82)

[1] Benefit payments expected to be made from the plans' assets.
[2] Benefit payments expected to be made from the Corporation's assets.
[3] Benefit payments (net of retiree contributions) expected to be made from a combination of the plans' and the Corporation's assets.

Defined Contribution Plans

The Corporation maintains qualified defined contribution retirement plans and nonqualified defined contribution retirement plans.

The Corporation contributed approximately $420 million, $328 million and $274 million for 2007, 2006 and 2005, in cash, respectively. At December 31, 2007 and 2006, an aggregate of 93 million shares and 99 million shares of the Corporation's common stock were held by the 401(k) Plans. Payments to the 401(k) plans for dividends on common stock were $228 million, $216 million and $207 million during 2007, 2006 and 2005, respectively.

In addition, certain non-U.S. employees within the Corporation are covered under defined contribution pension plans that are separately administered in accordance with local laws.

Note 17 – Stock-Based Compensation Plans

On January 1, 2006, the Corporation adopted SFAS 123R under the modified-prospective application.

The compensation cost recognized in income for the plans described below was $1.2 billion, $1.0 billion and $805 million in 2007, 2006 and 2005, respectively. The related income tax benefit recognized in income was $438 million, $382 million and $294 million for 2007, 2006 and 2005, respectively.

Prior to the adoption of SFAS 123R, awards granted to retirement-eligible employees were expensed over the stated vesting period. SFAS 123R requires that the Corporation recognize stock compensation cost immediately for any awards granted to retirement-eligible employees, or over the vesting period or the period from the grant date to the date retirement eligibility is achieved, whichever is shorter.

Prior to the adoption of SFAS 123R, the Corporation presented tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows. SFAS 123R requires the cash flows resulting from the tax benefits due to tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The Corporation classified $254 million and $477 million in excess tax benefits as a financing cash inflow for 2007 and 2006.

Prior to January 1, 2006, the Corporation estimated the fair value of stock options granted on the date of grant using the Black-Scholes option-pricing model. On January 1, 2006, the Corporation began using a lattice option-pricing model to estimate the grant date fair value of stock options granted. The following table presents the assumptions used to estimate the fair value of stock options granted on the date of grant using the lattice option-pricing model for 2007 and 2006. Lattice option-pricing models incorporate ranges of assumptions for inputs and those ranges are disclosed in the table below. The risk-free rate for periods within the contractual life of the stock option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities are based on implied volatilities from traded stock options on the Corporation's common stock, historical volatility of the Corporation's common stock, and other factors. The Corporation uses historical data to estimate stock option exercise and employee termination within the model. The expected term of stock options granted is derived from the output of the model and represents the period of time that stock options granted are expected to be outstanding. The table below also includes the assumptions used to estimate the fair value of stock options granted on the date of grant using the Black-Scholes option-pricing model for 2005. The estimates of fair value from these models are theoretical values for stock options and changes in the assumptions used in the models could result in materially different fair value estimates. The actual value of the stock options will depend on the market value of the Corporation's common stock when the stock options are exercised.

	2007	2006	2005
Risk-free interest rate	**4.72 – 5.16%**	4.59 – 4.70%	3.94%
Dividend yield	**4.40**	4.50	4.60
Expected volatility	**16.00 – 27.00**	17.00 – 27.00	20.53
Weighted average volatility	**19.70**	20.30	n/a
Expected lives (years)	**6.5**	6.5	6

n/a = not applicable

The Corporation has equity compensation plans that were approved by its shareholders. These plans are the Key Employee Stock Plan and the Key Associate Stock Plan. Descriptions of the material features of these plans follow.

Key Employee Stock Plan

The Key Employee Stock Plan, as amended and restated, provided for different types of awards. These include stock options, restricted stock shares and restricted stock units. Under the Plan, ten-year options to purchase approximately 260 million shares of common stock were granted through December 31, 2002, to certain employees at the closing market price on the respective grant dates. Options granted under the Plan generally vest in three or four equal annual installments. At December 31, 2007, approximately 57 million options were outstanding under this Plan. No further awards may be granted.

Key Associate Stock Plan

On April 24, 2002, the shareholders approved the Key Associate Stock Plan to be effective January 1, 2003. This approval authorized and reserved 200 million shares for grant in addition to the remaining amount under the Key Employee Stock Plan as of December 31, 2002, which was approximately 34 million shares plus any shares covered by awards under the Key Employee Stock Plan that terminate, expire, lapse or are cancelled after December 31, 2002. Upon the FleetBoston merger, the shareholders authorized an additional 102 million shares and on April 26, 2006, the shareholders authorized an additional 180 million shares for grant under the Key Associate Stock Plan. At December 31, 2007, approximately 151 million options were outstanding under this plan. Approximately 18 million shares of restricted stock and restricted stock units were granted in 2007. These shares of restricted stock generally vest in three equal annual installments beginning one year from the grant date.

The following table presents the status of all option plans at December 31, 2007, and changes during 2007:

Employee stock options

	December 31, 2007	
	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2007	245,073,170	$36.89
Granted	34,253,805	53.83
Exercised	(45,434,338)	35.56
Forfeited	(5,232,588)	46.09
Outstanding at December 31, 2007 [1]	228,660,049	39.49
Options exercisable at December 31, 2007	168,956,467	35.86
Options vested and expected to vest [2]	227,941,654	39.45

[1] Includes 57 million options under the Key Employee Stock Plan, 151 million options under the Key Associate Stock Plan and 20 million options to employees of predecessor companies assumed in mergers.

[2] Includes vested shares and nonvested shares after a forfeiture rate is applied.

At December 31, 2007, the aggregate intrinsic value of options outstanding, exercisable, and vested and expected to vest was $1.1 billion. The weighted average remaining contractual term of options outstanding was 5.6 years, of options exercisable was 4.6 years, and of options vested and expected to vest was 5.6 years at December 31, 2007.

The weighted average grant-date fair value of options granted in 2007, 2006 and 2005 was $8.44, $6.90 and $6.48, respectively. The total intrinsic value of options exercised in 2007 was $717 million.

The following table presents the status of the restricted stock/unit awards at December 31, 2007, and changes during 2007:

Restricted stock/unit awards

	December 31, 2007	
	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2007	31,589,342	$43.85
Granted	18,213,053	53.82
Vested	(15,499,957)	44.53
Cancelled	(2,480,714)	49.26
Outstanding at December 31, 2007	31,821,724	48.80

At December 31, 2007, there was $696 million of total unrecognized compensation cost related to share-based compensation arrangements for all awards that is expected to be recognized over a weighted average period of 0.93 years. The total fair value of restricted stock vested in 2007 was $810 million.

Note 18 – Income Taxes

The components of income tax expense for 2007, 2006 and 2005 were as follows:

(Dollars in millions)	2007	2006	2005
Current income tax expense			
Federal	$5,210	$ 7,398	$5,229
State	681	796	676
Foreign	804	796	415
Total current expense	6,695	8,990	6,320
Deferred income tax expense (benefit)			
Federal	(710)	1,807	1,577
State	(18)	45	85
Foreign	(25)	(2)	33
Total deferred expense (benefit)	(753)	1,850	1,695
Total income tax expense [1]	$5,942	$10,840	$8,015

[1] Does not reflect the deferred tax effects of unrealized gains and losses on AFS debt and marketable equity securities, foreign currency translation adjustments, derivatives, and employee benefit plan adjustments that are included in accumulated OCI. As a result of these tax effects, accumulated OCI decreased $5.0 billion in 2007 and increased $378 million and $2.9 billion in 2006 and 2005, respectively. Also, does not reflect tax benefits associated with the Corporation's employee stock plans which increased common stock and additional paid-in capital $251 million, $674 million and $416 million in 2007, 2006 and 2005, respectively. Goodwill was reduced $47 million, $195 million and $22 million in 2007, 2006 and 2005, respectively, reflecting certain tax benefits attributable to exercises of employee stock options issued by MBNA and FleetBoston which had vested prior to the merger dates.

Income tax expense for 2007, 2006 and 2005 varied from the amount computed by applying the statutory income tax rate to income before income taxes. A reconciliation between the expected federal income tax expense using the federal statutory tax rate of 35 percent to the Corporation's actual income tax expense and resulting effective tax rate for 2007, 2006 and 2005 are presented in the following table.

As a result of the Tax Increase Prevention and Reconciliation Act of 2005 (TIPRA) and the American Jobs Creation Act of 2004 (the AJCA), the Corporation's non-U.S. based commercial aircraft leasing business no longer qualified for a reduced U.S. tax rate. Accounting for the change in law resulted in the discrete recognition of a $175 million charge to income tax expense during 2006. However, the AJCA modified the anti-deferral provisions associated with the active leasing of aircraft operated predominantly outside the U.S. The restructuring of the Corporation's non-U.S. based commercial aircraft leasing business in compliance with the provisions of the AJCA resulted in a one-time income tax benefit of $221 million in 2007.

	2007		2006		2005	
(Dollars in millions)	Amount	Percent	Amount	Percent	Amount	Percent
Expected federal income tax expense	$7,323	35.0%	$11,191	35.0%	$8,568	35.0%
Increase (decrease) in taxes resulting from:						
Tax-exempt income, including dividends	(683)	(3.3)	(630)	(2.0)	(605)	(2.5)
Low income housing credits/other credits	(590)	(2.8)	(537)	(1.7)	(423)	(1.7)
Foreign tax differential	(485)	(2.3)	(291)	(0.9)	(99)	(0.4)
State tax expense, net of federal benefit	431	2.1	547	1.7	495	2.0
Non-U.S. leasing – TIPRA/AJCA	(221)	(1.1)	175	0.5	–	–
Other	167	0.8	385	1.3	79	0.3
Total income tax expense	$5,942	28.4%	$10,840	33.9%	$8,015	32.7%

The Corporation adopted the provisions of FIN 48 on January 1, 2007. FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. As a result of the adoption of FIN 48, the Corporation recognized a $198 million increase in the UTB balance, reducing retained earnings by $146 million and increasing goodwill by $52 million. The beginning UTB balance of $2.7 billion reconciles to the December 31, 2007 balance in the following table.

Reconciliation of the Change in Unrecognized Tax Benefits

(Dollars in millions)	
Balance, January 1, 2007	$2,667
Increases related to positions taken during prior years	67
Increases related to positions taken during the current year	456
Positions acquired or assumed in business combinations	328
Decreases related to positions taken during prior years	(227)
Settlements	(108)
Expiration of statute of limitations	(88)
Balance, December 31, 2007	$3,095

As of December 31, 2007 and January 1, 2007, the balance of the Corporation's UTBs which would, if recognized, affect the Corporation's effective tax rate was $1.8 billion and $1.5 billion. Included in the UTB balance are some items the recognition of which would not affect the effective tax rate, such as the tax effect of certain temporary differences, the portion of gross state UTBs that would be offset by the tax benefit of the associated federal deduction and UTBs related to acquired entities that will impact goodwill if recognized. Once SFAS 141R is effective, beginning January 1, 2009, any change in the UTBs related to acquired entities that occurs beyond the measurement period will not impact goodwill but will instead be recognized in earnings. The portion of the December 31, 2007 UTB balance that, if recognized after the adoption of SFAS 141R, would impact the effective tax rate was $577 million.

During 2007, the IRS completed the examination phase of the audit of the Corporation's federal income tax returns for the years 2000 through 2002 and issued Revenue Agent's Reports (RAR) to the Corporation. Included in these RARs were proposed adjustments to disallow certain foreign tax credits and to recharacterize certain leveraged leases referred to by the IRS as "SILOs." The Corporation filed protests of these proposed adjustments as well as certain other of the RAR adjustments with the Appeals office of the IRS. The Corporation believes the crediting of the Corporation's foreign taxes against U.S. income taxes was appropriate. Further, the Corporation believes the tax treatment of the SILO position as true leases for U.S. income tax purposes is supported by the relevant facts and tax authorities. However, final determination of the audit or changes in the Corporation's estimate may result in future income tax expense or benefit. The Corporation's federal income tax returns for the years 2003 and 2004 remain under examination by the IRS. In addition, the federal income tax returns of FleetBoston are currently under examination for the years 1997 through March 31, 2004. Upon the final determination of each of the above audits, the UTB balance will decrease, since resolved items would be removed from the balance whether their resolution resulted in payment or recognition. The Corporation does not expect these matters to be concluded within the next twelve months.

The federal income tax returns of LaSalle are currently under examination for the years 2003 through 2005. The Corporation anticipates that it is reasonably possible that the final determination of these audits will occur during 2008 and does not anticipate that such resolution would result in a material change to the Corporation's financial position.

Finally, the audit of the federal income tax returns of MBNA for the tax years 2001 through 2004 was completed during 2007.

All tax years subsequent to the above years remain open to examination.

The Corporation files income tax returns in more than 100 state and foreign jurisdictions each year and is under continuous examination by various state and foreign taxing authorities. While many of these examinations are resolved every year, the Corporation does not anticipate that resolutions occurring within the next twelve months would result in a material change to the Corporation's financial position.

During 2007, the Corporation recognized $161 million, net of taxes, of interest and penalties within income tax expense. As of December 31, 2007 and January 1, 2007, the Corporation's accrual for interest and penalties that related to income taxes, net of taxes and remittances, including applicable interest on certain leveraged lease positions, was $573 million and $769 million. The decrease during 2007 primarily resulted from remittances to the IRS to stop the potential accrual of interest on certain items relating to the above examinations.

Significant components of the Corporation's net deferred tax liability at December 31, 2007 and 2006 are presented in the following table.

	December 31	
(Dollars in millions)	2007	2006
Deferred tax liabilities		
Equipment lease financing	$ 6,875	$ 6,895
Available-for-sale securities	3,836	–
Intangibles	2,015	1,198
Fee income	1,445	1,065
Mortgage servicing rights	859	787
State income taxes	347	353
Foreign currency	47	659
Other	1,620	1,232
Gross deferred tax liabilities	17,044	12,189
Deferred tax assets		
Allowance for credit losses	4,056	3,054
Security valuations	3,673	2,703
Employee compensation and retirement benefits	1,541	1,273
Accrued expenses	1,307	1,283
Available-for-sale securities	–	1,632
Foreign tax credit carryforward	–	117
Other	73	198
Gross deferred tax assets	10,650	10,260
Valuation allowance [1]	(148)	(122)
Total deferred tax assets, net of valuation allowance	10,502	10,138
Net deferred tax liabilities [2]	$ 6,542	$ 2,051

[1] At December 31, 2007 and 2006, $37 million and $43 million of the valuation allowance related to gross deferred tax assets was attributable to the U.S. Trust Corporation, MBNA and FleetBoston mergers. Future recognition, if occurring prior to the adoption of SFAS 141R, of the tax attributes associated with these gross deferred tax assets would result in tax benefits being allocated to reduce goodwill.

[2] The Corporation's net deferred tax liabilities were adjusted during 2007 and 2006 to include $226 million and $565 million of net deferred tax liabilities related to business combinations.

The valuation allowance at December 31, 2007 and 2006 is attributable to deferred tax assets generated in certain state and foreign jurisdictions for which management believes it is more likely than not that realization of these assets will not occur. The change in the valuation allowance primarily resulted from current year losses in foreign jurisdictions offset by the remeasurement of certain state temporary differences against which valuation allowances had been recorded.

At December 31, 2007 and 2006, federal income taxes had not been provided on $5.8 billion and $4.4 billion of undistributed earnings of foreign subsidiaries, earned prior to 1987 and after 1997 that have been reinvested for an indefinite period of time. If the earnings were distributed, an additional $925 million and $573 million of tax expense, net of credits for foreign taxes paid on such earnings and for the related foreign withholding taxes, would have resulted as of December 31, 2007 and 2006.

Note 19 – Fair Value Disclosures

Effective January 1, 2007, the Corporation adopted SFAS 157, which provides a framework for measuring fair value under GAAP. SFAS 157 also eliminated the deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market observable data. SFAS 157 requires that the impact of this change in accounting for derivative contracts be recorded as an adjustment to beginning retained earnings in the period of adoption.

The Corporation also adopted SFAS 159 on January 1, 2007. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The Corporation elected to adopt the fair value option for certain financial instruments on the adoption date. SFAS 159 requires that the difference between the carrying value before election of the fair value option and the fair value of these instruments be recorded as an adjustment to beginning retained earnings in the period of adoption.

The following table summarizes the impact of the change in accounting for derivative contracts described above and the impact of adopting the fair value option for certain financial instruments on January 1, 2007. Amounts shown represent the carrying value of the affected instruments before and after the changes in accounting resulting from the adoption of SFAS 157 and SFAS 159.

Transition Impact

(Dollars in millions)	Ending Balance Sheet December 31, 2006	Adoption Net Gain/(Loss)	Opening Balance Sheet January 1, 2007
Impact of adopting SFAS 157			
Net derivative assets and liabilities [1]	$7,100	$ 22	$7,122
Impact of electing the fair value option under SFAS 159			
Loans and leases [2]	3,968	(21)	3,947
Accrued expenses and other liabilities [3]	(28)	(321)	(349)
Other assets [4]	8,778	-	8,778
Available-for-sale debt securities [5]	3,692	–	3,692
Federal funds sold and securities purchased under agreements to resell [6]	1,401	(1)	1,400
Interest-bearing deposit liabilities in domestic offices [7]	(548)	1	(547)
Cumulative-effect adjustment, pre-tax		(320)	
Tax impact		112	
Cumulative-effect adjustment, net-of-tax, decrease to retained earnings		$(208)	

[1] The transition adjustment reflects the impact of recognizing previously deferred gains and losses as a result of the rescission of certain requirements of EITF 02-3 in accordance with SFAS 157.
[2] Includes loans to certain large corporate clients. The ending balance at December 31, 2006 and the transition adjustment were net of a $32 million reduction in the allowance for loan and lease losses.
[3] The January 1, 2007 balance after adoption represents the fair value of certain unfunded commercial loan commitments. The December 31, 2006 balance prior to adoption represents the reserve for unfunded lending commitments associated with these commitments.
[4] Other assets include loans held-for-sale. No transition adjustment was recorded for the loans held-for-sale because they were already recorded at fair value pursuant to lower of cost or market accounting.
[5] Changes in fair value of these AFS debt securities resulting from foreign currency exposure, which is the primary driver of fair value for these securities, had previously been hedged by derivatives that qualified for fair value hedge accounting in accordance with SFAS 133. As a result, there was no transition adjustment. Following the election of the fair value option, these AFS debt securities have been transferred to trading account assets.
[6] Includes structured reverse repurchase agreements that were hedged with derivatives in accordance with SFAS 133.
[7] Includes long-term fixed rate deposits that were economically hedged with derivatives.

Fair Value Option Elections

Corporate Loans and Loan Commitments

The Corporation elected to account for certain large corporate loans and loan commitments which exceeded the Corporation's single name credit risk concentration guidelines at fair value in accordance with SFAS 159. Lending commitments, both funded and unfunded, are actively managed and monitored, and, as appropriate, credit risk for these lending relationships may be mitigated through the use of credit derivatives, with the Corporation's credit view and market perspectives determining the size and timing of the hedging activity. These credit derivatives do not meet the requirements for hedge accounting under SFAS 133 and are therefore carried at fair value with changes in fair value recorded in other income. Electing the fair value option allows the Corporation to account for these loans and loan commitments at fair value, which is more consistent with management's view of the underlying economics and the manner in which they are managed. In addition, accounting for these loans and loan commitments at fair value reduces the accounting asymmetry that would otherwise result from carrying the loans at historical cost and the credit derivatives at fair value.

Fair values for the loans and loan commitments are based on market prices, where available, or discounted cash flows using market-based credit spreads of comparable debt instruments or credit derivatives of the specific borrower or comparable borrowers. Results of discounted cash flow calculations may be adjusted, as appropriate, to reflect other market conditions or the perceived credit risk of the borrower.

At December 31, 2007, funded loans which the Corporation has elected to fair value had an aggregate fair value of $4.59 billion recorded in loans and leases and an aggregate outstanding principal balance of $4.82 billion. At December 31, 2007, unfunded loan commitments that the Corporation has elected to fair value had an aggregate fair value of $660 million recorded in accrued expenses and other liabilities and an aggregate committed exposure of $20.9 billion. Interest income on these loans is recorded in interest and fees on loans and leases. At December 31, 2007, none of these loans were 90 days or more past due and still accruing interest or had been placed on nonaccrual status. Net losses resulting from changes in fair value of these loans and loan commitments of $413 million were recorded in other income during 2007. These losses were significantly attributable to changes in instrument-specific credit risk. Following adoption of SFAS 159, approximately $5 million of direct loan origination fees and costs related to items for which the fair value option was elected were recognized in earnings during 2007. Previously, these items would have been capitalized and amortized to earnings over the life of the loans.

Loans Held-for-Sale

The Corporation also elected to account for certain loans held-for-sale at fair value. Electing to use fair value allows a better offset of the changes in fair values of the loans and the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting under SFAS 133. The Corporation has not elected to fair value other loans held-for-sale primarily because these loans are floating rate loans that are not economically hedged using derivative instruments. Fair values for loans held-for-sale are based on quoted market prices, where available, or are determined by discounting estimated cash flows using interest rates approximating the Corporation's current origination rates for similar loans and adjusted to reflect the inherent credit risk. At December 31, 2007, residential mortgage loans, commercial mortgage loans, and other loans held-for-sale for which the fair value option was elected had an aggregate fair value of $15.77 billion and an aggregate outstanding principal balance of $16.72 billion and were recorded in other assets. Interest income on these loans is recorded in other interest income. Net gains (losses) resulting from changes in fair value of these loans, including realized gains (losses) on sale, of $333 million were recorded in mortgage banking income, $(348) million were recorded in trading account profits (losses), and $(58) million were recorded in other income during 2007. These changes in fair value are mostly offset by hedging activities. An immaterial portion of these amounts was attributable to changes in instrument-specific credit risk. The adoption of SFAS 159 resulted in an increase of $256 million in mortgage banking income, and in an increase of $212 million in noninterest expense for 2007. Subsequent to the adoption of SFAS 159, mortgage loan origination costs are recognized in noninterest expense when incurred. Previously, mortgage loan origination costs would have been capitalized as part of the carrying amount of the loans and recognized as a reduction of mortgage banking income upon the sale of such loans.

Debt Securities

Effective January 1, 2007, the Corporation elected to fair value $3.7 billion of AFS debt securities through earnings. Changes in fair value resulting from foreign currency exposure, which was the primary driver of fair value for these securities, had previously been hedged by derivatives that qualified for fair value hedge accounting in accordance with SFAS 133. Electing the fair value option allows the Corporation to eliminate the burden of complying with the requirements for hedge accounting under SFAS 133 without introducing accounting volatility. Following election of the fair value option, these securities were reclassified to trading account assets. The Corporation did not elect the fair value option for other AFS debt securities because they were not hedged by derivatives that qualified for hedge accounting in accordance with SFAS 133.

Structured Reverse Repurchase Agreements

The Corporation elected to fair value certain structured reverse repurchase agreements which were hedged with derivatives which qualified for fair value hedge accounting in accordance with SFAS 133. Election of the fair value option allows the Corporation to reduce the burden of complying with the requirements of hedge accounting under SFAS 133. At December 31, 2007, these instruments had an aggregate fair value of $2.58 billion and a principal balance of $2.54 billion recorded in federal funds sold and securities purchased under agreements to resell. Interest earned on these instruments continues to be recorded in interest income. Net gains resulting from changes in fair value of these instruments of $23 million were recorded in other income for 2007. The Corporation did not elect to fair value other financial instruments within the same balance sheet category because they were not economically hedged using derivatives.

Long-term Deposits

The Corporation elected to fair value certain long-term fixed rate deposits which are economically hedged with derivatives. At December 31, 2007, these instruments had an aggregate fair value of $2.00 billion and principal balance of $1.99 billion recorded in interest-bearing deposits. Interest paid on these instruments continues to be recorded in interest expense. Net losses resulting from changes in fair value of these instruments of $26 million were recorded in other income for 2007. Election of the fair value option will allow the Corporation to reduce the accounting volatility that would otherwise result from the accounting asymmetry created by accounting for the financial instruments at historical cost and the economic hedges at fair value. The Corporation did not elect to fair value other financial instruments within the same balance sheet category because they were not economically hedged using derivatives.

Fair Value Measurement

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. For additional information on how the Corporation measures fair value, see *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements.

Assets and liabilities measured at fair value on a recurring basis, including financial instruments for which the Corporation has elected the fair value option, are summarized below:

(Dollars in millions)	December 31, 2007				
	Fair Value Measurements Using				
	Level 1	Level 2	Level 3	Netting Adjustments [1]	Assets/Liabilities at Fair Value
Assets					
Federal funds sold and securities purchased under agreements to resell [2]	$ –	$ 2,578	$ –	$ –	$ 2,578
Trading account assets	42,986	115,051	4,027	–	162,064
Derivative assets	516	442,471	8,972	(417,297)	34,662
Available-for-sale debt securities	2,089	205,734	5,507	–	213,330
Loans and leases [2, 3]	–	–	4,590	–	4,590
Mortgage servicing rights	–	–	3,053	–	3,053
Other assets [4]	19,796	15,971	5,321	–	41,088
Total assets	**$65,387**	**$781,805**	**$31,470**	**$(417,297)**	**$461,365**
Liabilities					
Interest-bearing deposits in domestic offices [2]	$ –	$ 2,000	$ –	$ –	$ 2,000
Trading account liabilities	57,331	20,011	–	–	77,342
Derivative liabilities	534	426,223	10,175	(414,509)	22,423
Accrued expenses and other liabilities [2]	–	–	660	–	660
Total liabilities	**$57,865**	**$448,234**	**$10,835**	**$(414,509)**	**$102,425**

[1] Amounts represent the impact of legally enforceable master netting agreements that allow the Corporation to settle positive and negative positions and also cash collateral held or placed with the same counterparties.
[2] Amounts represent items for which the Corporation has elected the fair value option under SFAS 159.
[3] Loans and leases at December 31, 2007 included $22.6 billion of leases that were not eligible for the fair value option as they were specifically excluded from fair value option election in accordance with SFAS 159.
[4] Other assets include equity investments held by Principal Investing, AFS equity investments and certain retained interests in securitization vehicles, including interest-only strips, all of which were carried at fair value prior to the adoption of SFAS 159; and loans held-for-sale for which the Corporation has elected the fair value option under SFAS 159. Substantially all of other assets are eligible for fair value accounting at December 31, 2007.

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2007. Level 3 loans and loan commitments are carried at fair value due to adoption of the fair value option, as described on page 162. Other Level 3 instruments presented in the table, including net derivatives, trading account assets, AFS debt securities, MSRs, certain equity investments and retained interests in securitizations, were carried at fair value prior to the adoption of SFAS 159. During 2007 certain financial instruments, including certain ABS issued by CDOs and portfolios of loans held-for-sale, were transferred from Level 2 to Level 3 due to the lack of current observable market activity. These instruments were valued using pricing models and discounted cash flow methodologies incorporating assumptions that, in management's judgment, reflect the assumptions a marketplace participant would use at December 31, 2007.

Level 3 Instruments Only

(Dollars in millions)	Total Fair Value Measurements						
	Net Derivatives [1]	Trading Account Assets [2]	Available-for-Sale Debt Securities [2, 3]	Loans and Leases [4]	Mortgage Servicing Rights [2]	Other Assets [5]	Accrued Expenses and Other Liabilities [4]
Balance, December 31, 2006	$ 766	$ 303	$1,133	$3,968	$2,869	$ 6,605	$ (28)
Impact of SFAS 157 and SFAS 159 adoption	22	–	–	(21)	–	–	(321)
Balance, January 1, 2007	$ 788	$ 303	$1,133	$3,947	$2,869	$ 6,605	$(349)
Total gains or losses (realized/unrealized):							
Included in earnings	(341)	(2,959)	(398)	(140)	231	2,059	(279)
Included in other comprehensive income	–	–	(206)	–	–	(79)	–
Purchases, issuances, and settlements	(333)	708	4,588	783	(47)	(5,897)	(32)
Transfers in to/out of Level 3	(1,317)	5,975	390	–	–	2,633	–
Balance, December 31, 2007	**$(1,203)**	**$ 4,027**	**$5,507**	**$4,590**	**$3,053**	**$ 5,321**	**$(660)**

[1] Net derivatives at December 31, 2007 included derivative assets of $8.97 billion and derivative liabilities of $10.18 billion. Amounts at January 1, 2007 were carried at fair value prior to the adoption of SFAS 159.
[2] Amounts represented items which were carried at fair value prior to the adoption of SFAS 159.
[3] Certain securities valued using internally developed pricing inputs had been classified as Level 2 measurements at January 1, 2007. The Corporation subsequently determined that these securities are more appropriately classified as Level 3 measurements which has been reflected as such in the beginning balance. This change in classification did not impact the recorded fair value of the securities.
[4] Amounts represented items for which the Corporation had elected the fair value option under SFAS 159 including commercial loan commitments recorded in accrued expenses and other liabilities.
[5] Other assets included equity investments held by Principal Investing and certain retained interests in securitization vehicles, including interest-only strips, all of which were carried at fair value prior to the adoption of SFAS 159, and certain portfolios of loans held-for-sale, principally reverse mortgages, for which the Corporation had elected the fair value option under SFAS 159.

Level 3 Valuation Techniques

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation. For more information on Level 3 financial instruments, see *Note 1 – Summary of Significant Accounting Policies* to the Consolidated Financial Statements. A brief description of the valuation techniques used for Level 3 assets and liabilities is provided below.

Derivatives

The fair values of Level 3 derivative instruments are estimated using proprietary valuation models that utilize both market observable and unobservable parameters. Level 3 derivative instruments have primary risk characteristics that relate to unobservable pricing parameters such as private name credit spreads, credit correlations, long dated equity or interest rate volatility skews and forward spreads.

Trading Account Assets and Available-for-Sale Debt Securities

Level 3 trading account assets and available-for-sale debt securities include CDO positions and other ABS. At December 31, 2007, the majority of these instruments were valued using a net asset value approach, which considers the value of the underlying securities. Underlying assets are valued using external pricing services, where available, or matrix pricing based on the vintages and ratings, where applicable, of the assets. In some situations when other market information was not available, securities are valued using projected cash flows, similar to the valuation of an interest-only strip, based on estimated average life, seniority level and vintage of underlying assets.

Loans and Leases

Certain large corporate loans including loan commitments, which the Corporation has elected to account for at fair value and for which observable market prices are not available, are considered Level 3. This is normally the result of illiquidity due to the customer, the size of the loan or the particular loan terms. In these cases, fair value is estimated using discounted cash flow models with market-based credit spreads of comparable debt instruments or credit derivatives of the specific borrower or comparable borrowers.

Mortgage Servicing Rights

The fair value of MSRs is determined using models which depend on estimates of prepayment rates and resultant weighted average lives of the MSRs and the option adjusted spread levels (OAS). For more information on Level 3 MSRs, see *Note 21 – Mortgage Servicing Rights* to the Consolidated Financial Statements.

Other Assets

Level 3 other assets consist primarily of non-public equity investments, certain held-for-sale loans and retained residual interests in securitizations. Non-public equity investments are initially valued at transaction price and subsequently, adjusted when evidence is available to support such adjustments. Such evidence includes changes in value as a result of IPOs, market comparables, market liquidity, the investees' financial results, sales restrictions, or other changes in value. Mortgages are valued based on instruments or portfolios with similar loan terms, collateral type and credit quality. Retained residual interests in securitizations are based on certain observable inputs such as interest rates and credit spreads, as well as unobservable inputs such as estimated net charge-off and payment rates.

The table below summarizes gains and losses due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for Level 3 assets and liabilities during 2007. These amounts include gains and losses generated by loans, loans held-for-sale and loan commitments for which the fair value option was elected and by other instruments, including certain derivative contracts, trading account assets, AFS debt securities, MSRs, equity investments and retained interests in securitizations, which were carried at fair value prior to the adoption of SFAS 159.

Level 3 Instruments Only

	Total Gains and Losses							
(Dollars in millions)	Net Derivatives [1]	Trading Account Assets [1]	Available-for-Sale Debt Securities [1, 5]	Loans and Leases [2]	Mortgage Servicing Rights [1]	Other Assets [3]	Accrued Expenses and Other Liabilities [2]	Total
Classification of gains and losses (realized/unrealized) included in earnings for 2007:								
Card income	$ –	$ –	$ –	$ –	$ –	$ 103	$ –	$ 103
Equity investment income [4]	–	–	–	–	–	1,971	–	1,971
Trading account losses	(515)	(2,959)	–	(1)	–	(61)	(5)	(3,541)
Mortgage banking income (loss)	174	–	–	–	231	(29)	–	376
Other income	–	–	(398)	(139)	–	75	(274)	(736)
Total	**$(341)**	**$(2,959)**	**$(398)**	**$(140)**	**$231**	**$2,059**	**$(279)**	**$(1,827)**

[1] Amounts represented items which were carried at fair value prior to the adoption of SFAS 159.
[2] Amounts represented items for which the Corporation had elected the fair value option under SFAS 159.
[3] Amounts represented items which were carried at fair value prior to the adoption of SFAS 159 and certain portfolios of loans held-for-sale for which the Corporation had elected the fair value option under SFAS 159.
[4] During 2007, more than 90 percent of equity investment income's Level 3 net gains were received in cash.
[5] Amount represents writedowns on certain securities that were deemed to be other-than-temporarily impaired during 2007.

The table below summarizes changes in unrealized gains or losses recorded in earnings during 2007 for Level 3 assets and liabilities that are still held at December 31, 2007. These amounts include changes in fair value of loans, loans held-for-sale and loan commitments for which the fair value option was elected and changes in fair value for other instruments, including certain derivative contracts, trading account assets, AFS debt securities, MSRs, equity investments and retained interests in securitizations, which were carried at fair value prior to the adoption of SFAS 159.

Level 3 Instruments Only

	Changes in Unrealized Gains or Losses							
(Dollars in millions)	Net Derivatives [1]	Trading Account Assets [1]	Available-for-Sale Debt Securities [1]	Loans and Leases [2]	Mortgage Servicing Rights [1]	Other Assets [3]	Accrued Expenses and Other Liabilities [3]	Total
Changes in unrealized gains or losses relating to assets still held at reporting date for 2007:								
Card income	$ –	$ –	$ –	$ –	$ –	$(136)	$ –	$ (136)
Equity investment income	–	–	–	–	–	(65)	–	(65)
Trading account losses	(196)	(2,857)	–	–	–	(58)	(1)	(3,112)
Mortgage banking income (loss)	139	–	–	–	(43)	(22)	–	74
Other income	–	–	(398)	(167)	–	–	(395)	(960)
Total	**$ (57)**	**$(2,857)**	**$(398)**	**$(167)**	**$(43)**	**$(281)**	**$(396)**	**$(4,199)**

[1] Amounts represented items which were carried at fair value prior to the adoption of SFAS 159.
[2] Amounts represented items for which the Corporation had elected the fair value option under SFAS 159.
[3] Amounts represented items which were carried at fair value prior to the adoption of SFAS 159 and certain portfolios of loans held-for-sale for which the Corporation had elected the fair value option under SFAS 159.

Certain assets and liabilities are measured at fair value on a non-recurring basis (e.g., loans held-for-sale, unfunded loan commitments held-for-sale, and commercial and residential reverse mortgage MSRs all of which are carried at the lower of cost or market). At December 31, 2007, loans held-for-sale for which the Corporation had not elected the fair value option which had an aggregate cost of $14.70 billion had been written down to fair value of $14.50 billion (of which $1.20 billion and $13.30 billion were measured using Level 2 and Level 3 inputs within the fair value hierarchy). In addition, unfunded loan commitments held-for-sale and the Corporation's share of the forward calendar were written down by $142 million and were recorded in accrued expenses and other liabilities at December 31, 2007, all of which were measured using Level 3 inputs within the fair value hierarchy. During 2007, losses of $172 million were recorded in other income (primarily leveraged loans and loan commitments held-for-sale), losses of $2 million were recorded in mortgage banking income (primarily consumer mortgage loans held-for-sale), and losses of $145 million were recorded in trading account profits (losses) (primarily commercial mortgage loans and loan commitments held-for-sale).

Note 20 – Fair Value of Financial Instruments (SFAS 107 Disclosure)

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS 107), requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which the Corporation did not elect the fair value option. The fair values of such instruments have been derived, in part, by management's assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimated fair values. Accordingly, the net realizable values could be materially different from the estimates presented below. In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the Corporation.

The provisions of SFAS 107 do not require the disclosure of the fair value of lease financing arrangements and nonfinancial instruments, including goodwill and intangible assets such as purchased credit card, affinity and trust relationships.

The following disclosures represent financial instruments in which the ending balance at December 31, 2007 are not carried at fair value in its entirety on the Corporation's Consolidated Balance Sheet.

Short-term Financial Instruments

The carrying value of short-term financial instruments, including cash and cash equivalents, time deposits placed, federal funds sold and purchased, resale and certain repurchase agreements, commercial paper and other short-term investments and borrowings, approximates the fair value of these instruments. These financial instruments generally expose the Corporation to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market. In accordance with SFAS 159, the Corporation elected to fair value certain structured reverse repurchase agreements. See *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements for additional information on these structured reverse repurchase agreements.

Loans

Fair values were estimated for certain groups of similar loans based upon type of loan and maturity. The fair value of these loans was determined by discounting estimated cash flows using interest rates approximating the Corporation's current origination rates for similar loans and adjusted to reflect the inherent credit risk. Where quoted market prices were available, primarily for certain residential mortgage loans and commercial loans, such market prices were utilized as estimates for fair values. In accordance with SFAS 159, the Corporation elected to fair value certain large corporate loans which exceeded the Corporation's single name credit risk concentration guidelines. See *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements for additional information on loans for which the Corporation adopted the fair value option.

Substantially all of the foreign loans reprice within relatively short timeframes. Accordingly, for foreign loans, the net carrying values were assumed to approximate their fair values.

Deposits

The fair value for certain deposits with stated maturities was calculated by discounting contractual cash flows using current market rates for instruments with similar maturities. The carrying value of foreign time deposits approximates fair value. For deposits with no stated maturities, the carrying amount was considered to approximate fair value and does not take into account the significant value of the cost advantage and stability of the Corporation's long-term relationships with depositors. In accordance with SFAS 159, the Corporation elected to fair value certain long-term fixed rate deposits which are economically hedged with derivatives. See *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements for additional information on these long-term fixed rate deposits.

Long-term Debt

The Corporation uses quoted market prices for its long-term debt when available. When quoted market prices are not available, fair value is estimated based on current market interest rates for debt with similar maturities.

The book and fair values of certain financial instruments at December 31, 2007 and 2006 are presented in the table below.

	December 31			
	2007		2006	
(Dollars in millions)	Book Value	Fair Value	Book Value	Fair Value
Financial assets				
Loans [1]	$842,392	$847,405	$675,544	$679,738
Financial liabilities				
Deposits	805,177	806,511	693,497	693,041
Long-term debt	197,508	195,835	146,000	148,120

[1] Presented net of allowance for loan losses.

Note 21 – Mortgage Servicing Rights

The Corporation accounts for residential first mortgage MSRs at fair value with changes in fair value recorded in the Consolidated Statement of Income in mortgage banking income. The Corporation economically hedges these MSRs with certain derivatives such as options and interest rate swaps.

The following table presents activity for residential first mortgage MSRs for 2007 and 2006.

(Dollars in millions)	2007	2006
Balance, January 1	**$2,869**	$2,658
MBNA balance, January 1, 2006	**-**	9
Additions	**792**	572
Sales of MSRs	**-**	(71)
Impact of customer payments	**(766)**	(713)
Other changes in MSR market value	**158**	414
Balance, December 31	**$3,053**	$2,869

In 2007, other changes in MSR market value of $158 million reflect the change in discount rates and prepayment speed assumptions, mostly due to changes in interest rates. The amount does not include $73 million resulting from the actual cash received exceeding expected prepayments. The total amount of $231 million is included in the line "mortgage banking income (loss)" in the table "Total Gains and Losses" in *Note 19 – Fair Value Disclosures* to the Consolidated Financial Statements.

The key economic assumptions used in valuations of MSRs include modeled prepayment rates and resultant weighted average lives of the MSRs and the OAS levels. Commercial and residential reverse mortgage MSRs are accounted for using the amortization method (i.e., lower of cost or market). Commercial and residential reverse mortgage MSRs totaled $294 million at December 31, 2007, and commercial MSRs totaled $176 million at December 31, 2006 and are not included in the preceding table.

As of December 31, 2007, the fair value of residential first mortgage MSRs was $3.1 billion, and the modeled weighted average lives of MSRs related to fixed and adjustable rate loans (including hybrid adjustable rate mortgages) were 4.80 years and 2.75 years. The table below presents the sensitivity of the weighted average lives and fair value of MSRs to changes in modeled assumptions.

	December 31, 2007		
	Change in Weighted Average Lives		
(Dollars in millions)	Fixed	Adjustable	Change in Fair Value
Prepayment rates			
Impact of 10% decrease	0.33 years	0.25 years	$ 169
Impact of 20% decrease	0.72	0.56	362
Impact of 10% increase	(0.29)	(0.21)	(149)
Impact of 20% increase	(0.55)	(0.39)	(280)
OAS level			
Impact of 100 bps decrease	n/a	n/a	$ 128
Impact of 200 bps decrease	n/a	n/a	267
Impact of 100 bps increase	n/a	n/a	(118)
Impact of 200 bps increase	n/a	n/a	(226)

n/a = not applicable

Note 22 – Business Segment Information

The Corporation reports the results of its operations through three business segments: *Global Consumer and Small Business Banking (GCSBB), Global Corporate and Investment Banking (GCIB) and Global Wealth and Investment Management (GWIM).* The Corporation may periodically reclassify business segment results based on modifications to its management reporting methodologies and changes in organizational alignment.

Global Consumer and Small Business Banking

GCSBB provides a diversified range of products and services to individuals and small businesses. The Corporation reports *GCSBB's* results, specifically credit card, business card and certain unsecured lending portfolios, on a managed basis. This basis of presentation excludes the Corporation's securitized mortgage and home equity portfolios for which the Corporation retains servicing. Reporting on a managed basis is consistent with the way that management evaluates the results of *GCSBB*. Managed basis assumes that securitized loans were not sold and presents earnings on these loans in a manner similar to the way loans that have not been sold (i.e., held loans) are presented. Loan securitization is an alternative funding process that is used by the Corporation to diversify funding sources. Loan securitization removes loans from the Consolidated Balance Sheet through the sale of loans to an off-balance sheet QSPE which is excluded from the Corporation's Consolidated Financial Statements in accordance with GAAP.

The performance of the managed portfolio is important in understanding *GCSBB's* results as it demonstrates the results of the entire portfolio serviced by the business. Securitized loans continue to be serviced by the business and are subject to the same underwriting standards and ongoing monitoring as held loans. In addition, retained excess servicing income is exposed to similar credit risk and repricing of interest rates as held loans. *GCSBB's* managed income statement line items differ from a held basis as follows:

- Managed net interest income includes *GCSBB's* net interest income on held loans and interest income on the securitized loans less the internal funds transfer pricing allocation related to securitized loans.
- Managed noninterest income includes *GCSBB's* noninterest income on a held basis less the reclassification of certain components of card income (e.g., excess servicing income) to record managed net interest income and provision for credit losses. Noninterest income, both on a held and managed basis, also includes the impact of adjustments to the interest-only strip that are recorded in card income as management continues to manage this impact within *GCSBB*.
- Provision for credit losses represents the provision for credit losses on held loans combined with realized credit losses associated with the securitized loan portfolio.

Global Corporate and Investment Banking

GCIB provides a wide range of financial services to both the Corporation's issuer and investor clients that range from business banking clients to large international corporate and institutional investor clients using a strategy to deliver value-added financial products and advisory solutions.

Global Wealth and Investment Management

GWIM offers investment and brokerage services, estate management, financial planning services, fiduciary management, credit and banking expertise, and diversified asset management products to institutional clients, as well as affluent and high net-worth individuals. *GWIM* also includes the impact of migrated qualifying affluent customers, including their related deposit balances, from *GCSBB*. After migration, the associated net interest income, service charges and noninterest expense on the deposit balances are recorded in *GWIM*.

All Other

All Other consists of equity investment activities including Principal Investing, Corporate Investments and Strategic Investments, the residual impact of the allowance for credit losses and the cost allocation processes, merger and restructuring charges, intersegment eliminations, and the results of certain businesses that are expected to be or have been sold or are in the process of being liquidated (e.g., the Corporation's Brazilian operations, Asia Commercial Banking business and operations in Chile and Uruguay). *All Other* also includes certain amounts associated with ALM activities, including the residual impact of funds transfer pricing allocation methodologies, amounts associated with the change in the value of derivatives used as economic hedges of interest rate and foreign exchange rate fluctuations that did not qualify for SFAS 133 hedge accounting treatment, foreign exchange rate fluctuations related to SFAS 52 revaluation of foreign-denominated debt issuances, certain gains (losses) on sales of whole mortgage loans, and gains (losses) on sales of debt securities. *All Other* also includes adjustments to noninterest income and income tax expense to remove the FTE impact of items (primarily low-income housing tax credits) that have been grossed up within noninterest income to a FTE amount in the business segments. In addition, *GCSBB* is reported on a managed basis which includes a "securitization impact" adjustment which has the effect of assuming that loans that have been securitized were not sold and presenting these loans in a manner similar to the way loans that have not been sold are presented. *All Other's* results include a corresponding "securitization offset" which removes the impact of these securitized loans in order to present the consolidated results of the Corporation on a GAAP basis (i.e., held basis).

Basis of Presentation

Total revenue, net of interest expense, includes net interest income on a FTE basis and noninterest income. The adjustment of net interest income to a FTE basis results in a corresponding increase in income tax expense. The net interest income of the businesses includes the results of a funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics. Net interest income of the business segments also includes an allocation of net interest income generated by the Corporation's ALM activities.

Certain expenses not directly attributable to a specific business segment are allocated to the segments based on predetermined means. The most significant of these expenses include data processing costs, item processing costs and certain centralized or shared functions. Data processing costs are allocated to the segments based on equipment usage. Item processing costs are allocated to the segments based on the volume of items processed for each segment. The costs of certain centralized or shared functions are allocated based on methodologies which reflect utilization.

The following tables present total revenue, net of interest expense, on a FTE basis and net income for 2007, 2006 and 2005, and total assets at December 31, 2007 and 2006 for each business segment, as well as *All Other.*

Business Segments

At and for the Year Ended December 31	Total Corporation [1]			Global Consumer and Small Business Banking [2, 3]		
(Dollars in millions)	2007	2006	2005	2007	2006	2005
Net interest income [4]	$ 36,182	$ 35,815	$31,569	$ 28,809	$ 28,197	$17,571
Noninterest income	31,886	37,989	26,438	18,873	16,729	10,848
Total revenue, net of interest expense	68,068	73,804	58,007	47,682	44,926	28,419
Provision for credit losses [5]	8,385	5,010	4,014	12,929	8,534	4,706
Amortization of intangibles	1,676	1,755	809	1,336	1,452	480
Other noninterest expense	35,334	33,842	27,872	18,724	16,923	12,277
Income before income taxes	22,673	33,197	25,312	14,693	18,017	10,956
Income tax expense [4]	7,691	12,064	8,847	5,263	6,639	3,934
Net income	$ 14,982	$ 21,133	$16,465	$ 9,430	$ 11,378	$ 7,022
Period-end total assets	$1,715,746	$1,459,737		$442,987	$399,373	

	Global Corporate and Investment Banking [2]			Global Wealth and Investment Management [2]		
(Dollars in millions)	2007	2006	2005	2007	2006	2005
Net interest income [4]	$ 11,217	$ 9,877	$10,337	$ 3,857	$ 3,671	$3,554
Noninterest income	2,200	11,284	9,530	4,066	3,686	3,320
Total revenue, net of interest expense	13,417	21,161	19,867	7,923	7,357	6,874
Provision for credit losses	652	9	44	14	(39)	(5)
Amortization of intangibles	178	218	239	150	72	74
Other noninterest expense	11,747	11,360	10,217	4,485	3,795	3,667
Income before income taxes	840	9,574	9,367	3,274	3,529	3,138
Income tax expense [4]	302	3,542	3,413	1,179	1,306	1,126
Net income	$ 538	$ 6,032	$ 5,954	$ 2,095	$ 2,223	$2,012
Period-end total assets	$776,107	$685,935		$157,157	$125,287	

	All Other [2, 3]		
(Dollars in millions)	2007	2006	2005
Net interest income [4]	$ (7,701)	$ (5,930)	$ 107
Noninterest income	6,747	6,290	2,740
Total revenue, net of interest expense	(954)	360	2,847
Provision for credit losses [5]	(5,210)	(3,494)	(731)
Amortization of intangibles	12	13	16
Other noninterest expense	378	1,764	1,711
Income before income taxes	3,866	2,077	1,851
Income tax expense [4]	947	577	374
Net income	$ 2,919	$ 1,500	$1,477
Period-end total assets	$339,495	$249,142	

(1) There were no material intersegment revenues among the segments.
(2) Total assets include asset allocations to match liabilities (i.e., deposits).
(3) *GCSBB* is presented on a managed basis with a corresponding offset recorded in *All Other.*
(4) FTE basis
(5) Provision for credit losses represents: For *GCSBB* – Provision for credit losses on held loans combined with realized credit losses associated with the securitized loan portfolio and for *All Other* – Provision for credit losses combined with the *GCSBB* securitization offset.

GCSBB is reported on a managed basis which includes a "securitization impact" adjustment which has the effect of presenting securitized loans in a manner similar to the way loans that have not been sold are presented. *All Other's* results include a corresponding "securitization offset" which removes the impact of these securitized loans in order to present the consolidated results of the Corporation on a held basis. The tables below reconcile *GCSBB* and *All Other* to a held basis by reclassifying net interest income, all other income and realized credit losses associated with the securitized loans to card income.

Global Consumer and Small Business Banking – Reconciliation

	2007			2006			2005		
(Dollars in millions)	Managed Basis [1]	Securitization Impact [2]	Held Basis	Managed Basis [1]	Securitization Impact [2]	Held Basis	Managed Basis [1]	Securitization Impact [2]	Held Basis
Net interest income [3]	$28,809	$(8,027)	$20,782	$28,197	$(7,593)	$20,604	$17,571	$(503)	$17,068
Noninterest income:									
Card income	10,189	3,356	13,545	9,374	4,566	13,940	4,512	69	4,581
Service charges	6,008	–	6,008	5,342	–	5,342	4,994	–	4,994
Mortgage banking income	1,333	–	1,333	877	–	877	1,012	–	1,012
All other income	1,343	(288)	1,055	1,136	(335)	801	330	–	330
Total noninterest income	18,873	3,068	21,941	16,729	4,231	20,960	10,848	69	10,917
Total revenue, net of interest expense	47,682	(4,959)	42,723	44,926	(3,362)	41,564	28,419	(434)	27,985
Provision for credit losses	12,929	(4,959)	7,970	8,534	(3,362)	5,172	4,706	(434)	4,272
Noninterest expense	20,060	–	20,060	18,375	–	18,375	12,757	–	12,757
Income before income taxes	14,693	–	14,693	18,017	–	18,017	10,956	–	10,956
Income tax expense [3]	5,263	–	5,263	6,639	–	6,639	3,934	–	3,934
Net income	$ 9,430	$ –	$ 9,430	$11,378	$ –	$11,378	$ 7,022	$ –	$ 7,022

[1] Provision for credit losses represents provision for credit losses on held loans combined with realized credit losses associated with the securitized loan portfolio.
[2] The securitization impact on net interest income is on a funds transfer pricing methodology consistent with the way funding costs are allocated to the businesses.
[3] FTE basis

All Other – Reconciliation

	2007			2006			2005		
(Dollars in millions)	Reported Basis [1]	Securitization Offset [2]	As Adjusted	Reported Basis [1]	Securitization Offset [2]	As Adjusted	Reported Basis [1]	Securitization Offset [2]	As Adjusted
Net interest income [3]	$(7,701)	$ 8,027	$ 326	$(5,930)	$ 7,593	$1,663	$ 107	$503	$ 610
Noninterest income:									
Card income	2,816	(3,356)	(540)	3,795	(4,566)	(771)	166	(69)	97
Equity investment income	3,745	–	3,745	2,872	–	2,872	2,033	–	2,033
Gains (losses) on sales of debt securities	180	–	180	(475)	–	(475)	969	–	969
All other income	6	288	294	98	335	433	(428)	–	(428)
Total noninterest income	6,747	(3,068)	3,679	6,290	(4,231)	2,059	2,740	(69)	2,671
Total revenue, net of interest expense	(954)	4,959	4,005	360	3,362	3,722	2,847	434	3,281
Provision for credit losses	(5,210)	4,959	(251)	(3,494)	3,362	(132)	(731)	434	(297)
Merger and restructuring charges	410	–	410	805	–	805	412	–	412
All other noninterest expense	(20)	–	(20)	972	–	972	1,315	–	1,315
Income before income taxes	3,866	–	3,866	2,077	–	2,077	1,851	–	1,851
Income tax expense [3]	947	–	947	577	–	577	374	–	374
Net income	$ 2,919	$ –	$2,919	$ 1,500	$ –	$1,500	$1,477	$ –	$1,477

[1] Provision for credit losses represents provision for credit losses in *All Other* combined with the *GCSBB* securitization offset.
[2] The securitization offset on net interest income is on a funds transfer pricing methodology consistent with the way funding costs are allocated to the businesses.
[3] FTE basis

The following tables present reconciliations of the three business segments' (*GCSBB, GCIB* and *GWIM*) total revenue, net of interest expense, on a FTE basis and net income to the Consolidated Statement of Income, and total assets to the Consolidated Balance Sheet. The adjustments presented in the table below include consolidated income and expense amounts not specifically allocated to individual business segments.

(Dollars in millions)	Year Ended December 31		
	2007	2006	2005
Segments' total revenue, net of interest expense [1]	$69,022	$73,444	$55,160
Adjustments:			
ALM activities [2]	66	(936)	319
Equity investment income	3,745	2,872	2,033
Liquidating businesses	628	2,670	1,937
FTE basis adjustment	(1,749)	(1,224)	(832)
Managed securitization impact to total revenue, net of interest expense	(4,959)	(3,362)	(434)
Other	(434)	(884)	(1,008)
Consolidated revenue, net of interest expense	$66,319	$72,580	$57,175
Segments' net income	$12,063	$19,633	$14,988
Adjustments, net of taxes:			
ALM activities [2, 3]	(241)	(816)	52
Equity investment income	2,359	1,809	1,281
Liquidating businesses	416	1,138	856
Merger and restructuring charges	258	507	275
Other	127	(1,138)	(987)
Consolidated net income	$14,982	$21,133	$16,465

(1) FTE basis
(2) Includes revenue associated with derivative instruments which did not qualify for SFAS 133 hedge accounting treatment of $(675) million in 2005.
(3) Includes net income associated with derivative instruments which did not qualify for SFAS 133 hedge accounting treatment of $(421) million in 2005.

(Dollars in millions)	December 31	
	2007	2006
Segments' total assets	$1,376,251	$1,210,595
Adjustments:		
ALM activities, including securities portfolio	452,626	384,459
Equity investments	31,306	15,639
Liquidating businesses	5,340	10,224
Elimination of segment excess asset allocations to match liabilities	(72,611)	(79,926)
Elimination of managed securitized loans [1]	(102,967)	(101,865)
Other	25,801	20,611
Consolidated total assets	$1,715,746	$1,459,737

(1) Represents *GCSBB*'s securitized loans.

Note 23 – Parent Company Information

The following tables present the Parent Company Only financial information:

Condensed Statement of Income

(Dollars in millions)	Year Ended December 31 2007	2006	2005
Income			
Dividends from subsidiaries:			
Bank holding companies and related subsidiaries	$20,615	$15,950	$10,400
Nonbank companies and related subsidiaries	181	111	63
Interest from subsidiaries	4,939	3,944	2,581
Other income	3,319	2,346	1,719
Total income	29,054	22,351	14,763
Expense			
Interest on borrowed funds	7,834	5,799	3,843
Noninterest expense	3,127	3,019	2,636
Total expense	10,961	8,818	6,479
Income before income taxes and equity in undistributed earnings of subsidiaries	18,093	13,533	8,284
Income tax benefit	1,136	1,002	791
Income before equity in undistributed earnings of subsidiaries	19,229	14,535	9,075
Equity in undistributed earnings (losses) of subsidiaries:			
Bank holding companies and related subsidiaries	(4,497)	5,613	6,518
Nonbank companies and related subsidiaries	250	985	872
Total equity in undistributed earnings (losses) of subsidiaries	(4,247)	6,598	7,390
Net income	$14,982	$21,133	$16,465
Net income available to common shareholders	$14,800	$21,111	$16,447

Condensed Balance Sheet

(Dollars in millions)	December 31 2007	2006
Assets		
Cash held at bank subsidiaries	$ 51,953	$ 54,989
Debt securities	3,198	2,932
Receivables from subsidiaries:		
Bank holding companies and related subsidiaries	30,032	17,063
Nonbank companies and related subsidiaries	33,637	20,661
Investments in subsidiaries:		
Bank holding companies and related subsidiaries	181,248	162,291
Nonbank companies and related subsidiaries	6,935	6,488
Other assets	30,919	19,118
Total assets	$337,922	$283,542
Liabilities and shareholders' equity		
Commercial paper and other short-term borrowings	$ 40,667	$ 31,852
Accrued expenses and other liabilities	13,226	9,929
Payables to subsidiaries:		
Bank holding companies and related subsidiaries	1,464	857
Nonbank companies and related subsidiaries	-	76
Long-term debt	135,762	105,556
Shareholders' equity	146,803	135,272
Total liabilities and shareholders' equity	$337,922	$283,542

Condensed Statement of Cash Flows

(Dollars in millions)	2007	2006	2005
	Year Ended December 31		
Operating activities			
Net income	$ 14,982	$ 21,133	$ 16,465
Reconciliation of net income to net cash provided by operating activities:			
Equity in undistributed (earnings) losses of subsidiaries	4,247	(6,598)	(7,390)
Other operating activities, net	(276)	2,159	(1,035)
Net cash provided by operating activities	18,953	16,694	8,040
Investing activities			
Net (purchases) sales of securities	(839)	(705)	403
Net payments to subsidiaries	(44,457)	(13,673)	(3,145)
Other investing activities, net	(824)	(1,300)	(3,001)
Net cash used in investing activities	(46,120)	(15,678)	(5,743)
Financing activities			
Net increase (decrease) in commercial paper and other short-term borrowings	8,873	12,519	(292)
Proceeds from issuance of long-term debt	38,730	28,412	20,477
Retirement of long-term debt	(12,056)	(15,506)	(11,053)
Proceeds from issuance of preferred stock	1,558	2,850	-
Redemption of preferred stock	-	(270)	-
Proceeds from issuance of common stock	1,118	3,117	2,846
Common stock repurchased	(3,790)	(14,359)	(5,765)
Cash dividends paid	(10,878)	(9,661)	(7,683)
Other financing activities, net	576	(2,799)	1,705
Net cash provided by financing activities	24,131	4,303	235
Net increase (decrease) in cash held at bank subsidiaries	(3,036)	5,319	2,532
Cash held at bank subsidiaries at January 1	54,989	49,670	47,138
Cash held at bank subsidiaries at December 31	**$ 51,953**	**$ 54,989**	**$ 49,670**

Note 24 – Performance by Geographical Area

Since the Corporation's operations are highly integrated, certain asset, liability, income and expense amounts must be allocated to arrive at total assets, total revenue, net of interest expense, income before income taxes and net income by geographic area. The Corporation identifies its geographic performance based upon the business unit structure used to manage the capital or expense deployed in the region as applicable. This requires certain judgments related to the allocation of revenue so that revenue can be appropriately matched with the related expense or capital deployed in the region.

(Dollars in millions)	Year	At December 31 Total Assets [1]	Year Ended December 31 Total Revenue, Net of Interest Expense [2]	Income Before Income Taxes	Net Income
Domestic [3]	2007	$1,529,899	$59,731	$18,039	$13,137
	2006	1,312,912	64,381	28,041	18,605
	2005		52,944	21,880	14,778
Asia	2007	46,359	1,613	1,146	721
	2006	32,886	1,117	637	420
	2005		909	521	344
Europe, Middle East and Africa	2007	129,303	4,097	894	592
	2006	100,928	4,835	1,843	1,193
	2005		1,783	920	603
Latin America and the Caribbean	2007	10,185	878	845	532
	2006	13,011	2,247	1,452	915
	2005		1,539	1,159	740
Total Foreign	2007	185,847	6,588	2,885	1,845
	2006	146,825	8,199	3,932	2,528
	2005		4,231	2,600	1,687
Total Consolidated	2007	$1,715,746	$66,319	$20,924	$14,982
	2006	1,459,737	72,580	31,973	21,133
	2005		57,175	24,480	16,465

(1) Total assets include long-lived assets, which are primarily located in the U.S.

(2) There were no material intercompany revenues between geographic regions for any of the periods presented.

(3) Includes the Corporation's Canadian operations, which had total assets of $10.9 billion and $6.8 billion at December 31, 2007 and 2006; total revenue, net of interest expense of $770 million, $636 million and $118 million; income before income taxes of $292 million, $269 million and $73 million; and net income of $195 million, $182 million and $61 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Executive Officers and Directors

Bank of America Corporation and Subsidiaries

Executive Officers

Kenneth D. Lewis
Chairman, Chief Executive Officer and President

Keith T. Banks
President, Global Wealth & Investment Management

Amy Woods Brinkley
Chief Risk Officer

Barbara J. Desoer
Global Technology & Operations Executive

Liam E. McGee
President, Global Consumer & Small Business Banking

Brian T. Moynihan
President, Global Corporate & Investment Banking

Joe L. Price
Chief Financial Officer

Board of Directors

William Barnet, III
Chairman, President and Chief Executive Officer
The Barnet Company
Spartanburg, SC

Frank P. Bramble, Sr.
Former Executive Officer
MBNA Corporation
Wilmington, DE

John T. Collins
Chief Executive Officer
The Collins Group Inc.
Boston, MA

Gary L. Countryman
Chairman Emeritus
Liberty Mutual Group
Boston, MA

Tommy R. Franks
Retired General
United States Army
Roosevelt, OK

Charles K. Gifford
Former Chairman
Bank of America Corporation
Charlotte, NC

W. Steven Jones
Dean
Kenan-Flagler Business School
University of North Carolina at Chapel Hill
Chapel Hill, NC

Kenneth D. Lewis
Chairman, Chief Executive Officer and President
Bank of America Corporation
Charlotte, NC

Monica C. Lozano
Publisher and Chief Executive Officer
La Opinión
Los Angeles, CA

Walter E. Massey
President Emeritus
Morehouse College
Atlanta, GA

Thomas J. May
Chairman, President and Chief Executive Officer
NSTAR
Boston, MA

Patricia E. Mitchell
President and Chief Executive Officer
The Paley Center for Media
New York, NY

Thomas M. Ryan
Chairman, President and Chief Executive Officer
CVS Caremark Corporation
Woonsocket, RI

O. Temple Sloan, Jr.
Chairman
General Parts International Inc.
Raleigh, NC

Meredith R. Spangler
Trustee and Board Member
C.D. Spangler Construction Company
Charlotte, NC

Robert L. Tillman
Former Chairman and CEO Emeritus
Lowe's Companies Inc.
Mooresville, NC

Jackie M. Ward
Retired Chairman and CEO
Computer Generation Inc.
Atlanta, GA

Corporate Information

Bank of America Corporation and Subsidiaries

Headquarters

The principal executive offices of Bank of America Corporation (the Corporation) are located in the Bank of America Corporate Center, Charlotte, NC 28255.

Shareholders

The Corporation's common stock is listed on the New York Stock Exchange (NYSE) under the symbol BAC. The Corporation's common stock is also listed on the London Stock Exchange, and certain shares are listed on the Tokyo Stock Exchange. The stock is typically listed as BankAm in newspapers. As of February 20, 2008, there were 263,761 registered shareholders of the Corporation's common stock.

The Corporation's annual meeting of shareholders will be held at 10 a.m. local time on April 23, 2008, in the Belk Theater of the North Carolina Blumenthal Performing Arts Center, 130 North Tryon Street, Charlotte, NC.

For general shareholder information, call Jane Smith, shareholder relations manager, at 1.800.521.3984. For inquiries concerning dividend checks, dividend reinvestment plan, electronic deposit of dividends, tax information, transferring ownership, address changes or lost or stolen stock certificates, contact Bank of America Shareholder Services at Computershare Trust Company, N.A., via our Internet access at www.computershare.com/bac; call 1.800.642.9855; or write to P.O. Box 43078, Providence, RI 02940-3078.

Analysts, portfolio managers and other investors seeking additional information about Bank of America stock should contact our Investor Relations group at 1.704.386.5681. Visit the Investor Relations area of the Bank of America Web site, http://investor.bankofamerica.com, for stock and dividend information, financial news releases, links to Bank of America SEC filings, electronic versions of our annual reports and other items of interest to the Corporation's shareholders.

Annual Report on Form 10-K

The Corporation's 2007 Annual Report on Form 10-K is available at http://investor.bankofamerica.com. The Corporation also will provide a copy of the 2007 Annual Report on Form 10-K (without exhibits) upon written request addressed to:

Bank of America Corporation
Shareholder Relations Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Customers

For assistance with Bank of America products and services, call 1.800.900.9000, or visit the Bank of America Web site at www.bankofamerica.com.

News Media

News media seeking information should visit the Newsroom area of the Bank of America Web site for news releases, speeches and other items relating to the Corporation, including a complete list of the Corporation's media relations specialists grouped by business specialty or geography. To do so, go to www.bankofamerica.com/newsroom.

NYSE and SEC Certifications

The Corporation filed with the New York Stock Exchange (NYSE) on May 1, 2007, the Annual CEO Certification as required by the NYSE corporate governance listing standards. The Corporation has also filed, as exhibits to its 2007 Annual Report on Form 10-K, the CEO and CFO certifications as required by Section 302 and Section 906 of the Sarbanes-Oxley Act.

Disclosures

Global Wealth & Investment Management is a division of Bank of America Corporation. Banc of America Investment Services, Inc.®, U.S. Trust, Bank of America Private Wealth Management and Columbia Management are all affiliates within Global Wealth & Investment Management.

Premier Banking & Investments™ is offered through Bank of America Premier Banking® and Banc of America Investment Services, Inc.

Banking products are provided by Bank of America, N.A., Member FDIC.

Investment products:

Are Not FDIC Insured	May Lose Value	Are Not Bank Guaranteed

Banc of America Investment Services, Inc. is a registered broker-dealer, member FINRA and SIPC, and a nonbank subsidiary of Bank of America, N.A.

U.S. Trust, Bank of America Private Wealth Management operates through Bank of America, N.A., a wholly owned subsidiary of Bank of America Corporation.

Columbia Management Group, LLC ("Columbia Management") is the investment management division of Bank of America Corporation. Columbia Management entities furnish investment management services and products for institutional and individual investors.

The customer opinions expressed in this report reflect personal experiences. Other customer experiences may vary.


Bank of America
Bank of Opportunity™

Contains more than 10% post-consumer content.

00-04-1363B
3/2008